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ALIBABA GROUP HOLDING LIMITED INDEX TO FINANCIAL STATEMENTS

 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206575

Prospectus

Alibaba Group Holding Limited

US$8,000,000,000

Offer to Exchange All Outstanding
Floating Rate Senior Notes due 2017
1.625% Senior Notes due 2017
2.500% Senior Notes due 2019
3.125% Senior Notes due 2021
3.600% Senior Notes due 2024
4.500% Senior Notes due 2034

For an Equal Principal Amount of
Floating Rate Senior Notes due 2017
1.625% Senior Notes due 2017
2.500% Senior Notes due 2019
3.125% Senior Notes due 2021
3.600% Senior Notes due 2024
4.500% Senior Notes due 2034
Which Have Been Registered Under the Securities Act of 1933

       We will exchange all of our outstanding Floating Rate Senior Notes due 2017, or the Outstanding 2017 Floating Rate Notes, our outstanding 1.625% Senior Notes due 2017, or the Outstanding 2017 Fixed Rate Notes, our outstanding 2.500% Senior Notes due 2019, or the Outstanding 2019 Fixed Rate Notes, our outstanding 3.125% Senior Notes due 2021, or the Outstanding 2021 Fixed Rate Notes, our outstanding 3.600% Senior Notes due 2024, or the Outstanding 2024 Fixed Rate Notes, and our outstanding 4.500% Senior Notes due 2034, or the Outstanding 2034 Fixed Rate Notes, that are validly tendered and not validly withdrawn for an equal principal amount of Floating Rate Senior Notes due 2017, or the 2017 Floating Rate Notes, 1.625% Senior Notes due 2017, or the 2017 Fixed Rate Notes, 2.500% Senior Notes due 2019, or the 2019 Fixed Rate Notes, 3.125% Senior Notes due 2021, or the 2021 Fixed Rate Notes, 3.600% Senior Notes due 2024, or the 2024 Fixed Rate Notes, and 4.500% Senior Notes due 2034, or the 2034 Fixed Rate Notes, respectively, that are freely tradable. The Outstanding 2017 Floating Rate Notes, Outstanding 2017 Fixed Rate Notes, Outstanding 2019 Fixed Rate Notes, Outstanding 2021 Fixed Rate Notes, Outstanding 2024 Fixed Rate Notes and Outstanding 2034 Fixed Rate Notes are collectively referred to hereinafter as the Outstanding Notes. The 2017 Fixed Rate Notes, 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2024 Fixed Rate Notes and 2034 Fixed Rate Notes are collectively referred to hereinafter as the Fixed Rate Notes. The 2017 Floating Rate Notes and the Fixed Rate Notes are collectively referred to herein as the Notes.

The Exchange Offer

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  The exchange offer expires at 5:00 p.m., New York City time, on November 25, 2015, unless extended. We do not currently intend to extend the expiration date.
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  You may withdraw tenders of Outstanding Notes at any time prior to the expiration of the exchange offer.
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  The exchange of Outstanding Notes for Notes in the exchange offer will not be a taxable event for United States federal income tax or Cayman Islands tax law purposes.
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  We will not receive any proceeds from the exchange offer.

The Exchange Notes

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  The Notes are being offered in order to satisfy our obligations under the registration rights agreement entered into in connection with the placement of the Outstanding Notes.
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  The terms of the Notes to be issued in the exchange offer are substantially identical to the Outstanding Notes, except that the Notes will be freely tradable.

Resales and Listing of Notes

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  The Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.
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  An application will be made to The Stock Exchange of Hong Kong Limited, or the SEHK, for listing of, and permission to deal in, the Notes by way of debt issues to professional investors only. Hong Kong Exchanges and Clearing Limited and the SEHK take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

       If you are a broker-dealer and you receive Notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such Notes. By making such acknowledgment, you will not be deemed to admit that you are an underwriter under the U.S. Securities Act of 1933, as amended, or the Securities Act. Broker-dealers may use this prospectus in connection with any resale of Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. A broker dealer may not participate in the exchange offer with respect to Outstanding Notes acquired other than as a result of market-making activities or trading activities. See "Plan of Distribution."

       If you are an affiliate of ours or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the Notes, you cannot rely on the applicable interpretations of the U.S. Securities and Exchange Commission, or the SEC, and you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

       You should consider carefully the risk factors beginning on page 40 of this prospectus before participating in the exchange offer.

       Neither the SEC nor any state securities commission has approved or disapproved of the Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 27, 2015.

Notice to Prospective Investors in Hong Kong

       You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. The Notes are only available in Hong Kong or to persons resident in Hong Kong who are (a) "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) acquiring the Notes in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. Each purchaser of the Notes in the United States who is a resident of Hong Kong, by accepting delivery of this prospectus supplement and the accompanying prospectus, will be deemed to have represented, agreed and acknowledged that (a) it is a "professional investor" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) it is acquiring the Notes in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

       This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

       This prospectus includes particulars given in compliance with the Listing Rules of the SEHK for the purpose of giving information with regard to the Company. The Company accepts full responsibility for the accuracy of the information contained in this prospectus and confirms, having made all reasonable enquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

       This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by iResearch, StatCounter and the National Bureau of Statistics of China. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

       Unless the context otherwise requires, references in this prospectus to:

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  "active buyers" in a given period are to user accounts that confirmed one or more orders on the relevant marketplace in that period, regardless of whether or not the buyer and seller settle the transaction;

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  "active sellers" in a given period are to seller accounts (representing storefronts) that had one or more orders confirmed by a buyer on the relevant marketplace in that period and that were active at the end of the period, regardless of whether the buyer or seller settle the transaction;

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  "ADSs" are to the American depositary shares, each of which represents one ordinary share;

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  "Alipay" are to Alipay.com Co., Ltd., a company with which we have a long-term contractual relationship and is a wholly-owned subsidiary of Ant Financial Services or, where the context requires, its predecessor entities. We do not have any interest or control over either Ant Financial Services or Alipay;

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  "Ant Financial Services" are to Zhejiang Ant Small and Micro Financial Services Group Co., Ltd (formerly referred to as Small and Micro Financial Services Company)., a company organized under the laws of the PRC;

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  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

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  "China retail marketplaces" are to Taobao Marketplace, Tmall and Juhuasuan, collectively. Promotional slots on Juhuasuan may only be purchased by Taobao Marketplace and Tmall merchants, and transactions from traffic originating on Juhuasuan are completed on the merchants' storefronts on Taobao Marketplace or Tmall. For this reason, depending on the context, we may refer only to Taobao Marketplace and Tmall when discussing certain aspects of our China retail marketplaces business;

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  "GMV" are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction. Unless otherwise stated, GMV in reference to our marketplaces includes only GMV transacted on our China retail marketplaces. GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. Our calculation of GMV for our China retail marketplaces includes shipping charges paid by buyers to sellers. As a prudential matter aimed at eliminating any influence on our GMV of potentially fraudulent transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;

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  "ISVs" are to independent software vendors;

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  "mobile GMV" are to that portion of GMV generated by orders that were confirmed using a mobile app or wireless application protocol, or WAP, website;

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  "mobile MAUs" in a given month are to the number of unique mobile devices that were used to visit or access certain of our mobile applications at least once during that month;

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  "mobile monetization rate" are to mobile revenue from China commerce retail expressed as a percentage of mobile GMV for a given period;

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  "mobile revenue" are to that portion of revenue generated by online marketing services delivered on a mobile app or WAP website, and commissions on mobile GMV settled through Alipay, as captured by our online auction system, real-time bidding system and other settlement systems;

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  "monetization rate" are to revenue from China commerce retail expressed as a percentage of GMV for a given period;

i

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  "orders" are to each confirmed order from a transaction between a buyer and a seller for products and services on our China retail marketplaces, even if such order includes multiple items, during the specified period, whether or not the transaction is settled;

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  "retail marketplaces" are to Taobao Marketplace, Tmall, Juhuasuan and AliExpress, collectively;

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  "RMB" and "Renminbi" are to the legal currency of China;

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  "SMEs" are to small and medium-sized enterprises;

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  "SoftBank" are to SoftBank Group Corp. (formerly known as SoftBank Corp. before July 2, 2015), SBBM Corporation and SB China Holdings Pte Ltd., collectively;

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  "tier 1 cities" are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;

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  "tier 2 cities" are to major cities, other than tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as "municipalities with independent planning" by the State Council;

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  "total payment volume" are to the total value amount of the transactions from, to or through any service, offering, system or platform of Alipay during the period;

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  "unique daily visitors" are to the number of users who visited our websites per day as measured by (i) in the case of personal computers, the number of users that logged in or, in the case of those who did not log in, the "cookie" tracked on their personal computer device or (ii) in the case of mobile phone devices, the device's unique identifier;

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  "variable interest entities" are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the Internet content provider licenses, or ICP licenses or other business operation licenses or approvals, and generally operate the various websites for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

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  "we," "us," "our company" and "our" are to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries;

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  "wholesale marketplaces" are to 1688.com and Alibaba.com, collectively;

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  "Yahoo" are to Yahoo! Inc. and Aabaco Holdings Hong Kong Limited (formerly known as Yahoo! Hong Kong Holdings Limited), collectively; and

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  "US$," "dollars" and "U.S. dollars" are to the legal currency of the United States.

       Our reporting currency is the Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.1990 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 23, 2015, the noon buying rate for Renminbi was RMB6.3488 to US$1.00.

 NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

       We refer to the terms non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow (as defined in "Prospectus Summary — Summary Consolidated Financial and Operating Data — Non-GAAP Measures") in various places in this prospectus. These are supplemental financial measures that are not prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are therefore referred to as "non-GAAP financial measures." Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with U.S. GAAP. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. In addition, our measurements of non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow may not be comparable to those of other companies. Please see "Prospectus Summary — Summary Consolidated Financial and Operating Data" for a discussion of our use of non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow in this prospectus, including the reasons that we believe this information is useful to management and to investors and a reconciliation of non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow to the most closely comparable financial measure calculated in accordance with U.S. GAAP.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

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  our growth strategies;

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  our future business development, results of operations and financial condition;

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  trends in online and mobile commerce, both globally and in the PRC;

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  competition in our industry;

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  fluctuations in general economic and business conditions in China;

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  expected changes in our revenues and certain cost and expense items and our operating margins;

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  the regulatory environment in which we and companies integral to our ecosystem operate;

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  our ability to consummate repurchases under our share repurchase program; and

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  assumptions underlying or related to any of the foregoing.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of the Notes. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

       The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

 ENFORCEABILITY OF CIVIL LIABILITIES

       We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws that provide significantly less protection to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

       Substantially all of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

       We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

       Maples and Calder, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have respectively advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, Maples and Calder and Fangda Partners have advised us that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and China governing the recognition and enforcement of judgments.

       Maples and Calder has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States or PRC courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. As the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

       Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or China, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

       Fangda Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Fangda Partners has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors

v

and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

PROSPECTUS SUMMARY

       This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision in respect of the Notes.

 Our Mission

       Our mission is to make it easy to do business anywhere.

       Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customers' needs and solving their problems — whether those customers are buyers or sellers — ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platform. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Business

       We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2014. We operate Taobao Marketplace, China's largest online shopping destination in terms of gross merchandise volume, Tmall, China's largest third-party platform for brands and retailers in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2014 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB2,444 billion (US$394 billion) in the twelve months ended March 31, 2015. There were 350 million active buyers on these marketplaces and over 10 million active sellers in the twelve months ended March 31, 2015. A significant portion of our customers have already transacted on our mobile platform, and we are focused on continuing to capture this opportunity. In the three months ended March 31, 2015, mobile GMV accounted for 51% of our GMV, up from 42% in the preceding three months and up from 27% in the same period in 2014. The number of mobile MAUs increased from 163 million in the month ended March 31, 2014, to 265 million in the month ended December 31, 2014 and to 289 million in the month ended March 31, 2015.

       In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global online wholesale marketplace in 2014 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace.

       We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

       Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem.

       We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

       Through Alipay, we offer payment and escrow services for buyers and sellers, providing security, trust and convenience to our users. We take a platform approach to shipping and delivery by working with third-party logistics service providers through a central logistics information system operated by Cainiao Logistics, our 48%-owned affiliate.

       In fiscal year 2015, we generated 78% of our revenue from our China retail marketplaces, where Chinese consumers have access to millions of merchants offering a broad spectrum of physical goods, virtual items and services. As of May 31, 2015, there were over 1 billion product and service listings offered by sellers on our China retail marketplaces. Our revenue on these marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for online services.

       In addition to our China retail and wholesale marketplaces, our major business units include our Alimama marketing technology platform, which provides us and our sellers with marketing services including valuable data insights, and Alibaba Cloud Computing, which supports our ecosystem and also provides computing services to third parties. Through our mobile Internet group, which includes UCWeb and AutoNavi, we provide a variety of mobile value-added services.

Our Key Metrics

       We have experienced significant growth across various key metrics for our China retail marketplaces:

       We have also recently experienced significant growth in our mobile monetization on our China retail marketplaces:

The Network Effect on and across Our Marketplaces

       The interactions between buyers and sellers create network effects in that more merchants attract more consumers, and more consumers attract more merchants. In addition, our marketplaces are interconnected in that many buyers and sellers on one marketplace also participate in the activities on our other marketplaces, thereby creating a second-order network effect that further strengthens our ecosystem.

       The chart below depicts this network effect dynamic in our ecosystem.

Buyers	Retail Sellers	Wholesale Sellers

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Chinese consumers buy on Taobao Marketplace, Tmall and Juhuasuan

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While browsing or searching on Taobao Marketplace, consumers see product listings from both Taobao Marketplace and Tmall

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Global consumers buy on AliExpress

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Global wholesalers buy on Alibaba.com

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Small sellers in China sell on Taobao Marketplace and AliExpress

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Chinese brands sell on Taobao Marketplace, Tmall, Juhuasuan and AliExpress and global brands sell on Tmall Global

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Sellers source products on 1688.com

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Chinese wholesalers and manufacturers supply retail merchants in China on 1688.com and global wholesale buyers on Alibaba.com

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Chinese wholesalers and manufacturers supply directly to global consumers on AliExpress

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Global wholesalers and manufacturers supply global wholesale buyers on Alibaba.com

Our Strategies

       We aim to continually grow and enhance our ecosystem and to transform how commerce is conducted in China and around the world. In the next ten years, we plan to build an ecosystem that allows consumers to buy globally and merchants to sell globally. The key elements of our strategy to grow our business include:

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  Increase Active Buyers and Wallet Share.  There were 350 million active buyers on our China retail marketplaces in the twelve months ended March 31, 2015. In the twelve months ended March 31, 2015, the average active buyer on our China retail marketplaces placed 58 orders, up from 50 orders in the same period in 2014 and 42 orders in the same period in 2013. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketplace security upgrades, marketing and promoting our China retail marketplaces, especially in lower tier cities and rural areas, as well as by promoting the usage of our various mobile commerce apps such as our Mobile Taobao App.

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  Expand Categories and Offerings.  We believe that growth in the number of product and service categories and products and services purchased within each category contributes to higher average spending per customer and therefore increases GMV. We aim to enhance the shopping experience for consumers, increase consumer engagement and create additional opportunities for merchants by developing and promoting additional categories and offerings.

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  Extend Our Mobile Leadership.  We intend to build upon our strength in mobile commerce to develop a broader spectrum of consumer offerings, such as location-based services, offline commerce and entertainment, in order to fulfill our vision of becoming central to the everyday lives of our customers. We will also continue to look for ways to increase our mobile user base and engagement through strategic alliances, investments and acquisitions. By pursuing this "user first" strategy to focus on user experience enhancement and user base expansion, we believe that we will be able to drive more GMV that will provide economic benefits to our sellers and create additional monetization opportunities in the future. We will continue to gather data insights and explore ways to monetize user traffic on our mobile platform without disrupting user experience.

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  Enhance the Success of Sellers on a Broad Basis.  We aim to increase the success of a broad base of sellers on our marketplaces by increasing their exposure to relevant buyer demand and providing them with more tools such as mobile tools and data science applications to manage their relationships with customers, in order to enable a more personalized shopping experience. In addition, we intend to expand our marketing affiliate network to enable our sellers to reach out to a broader range of customers. Through Cainiao Logistics, we enable our logistics service partners with data and technology to help them provide quality and comprehensive logistics services to our sellers.

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  Enhance Data and Cloud Computing Technologies.  We will continue to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, platform security, location-based services and financial services, among others. In addition, we will continue to invest heavily in our cloud computing platform to support our own businesses and those of third parties.

  •
  Develop Cross-border Commerce Opportunities.  Our international strategy is focused on leveraging cross-border linkages to our ecosystem that enable foreign brands and merchants to access the Chinese consumer markets without significant capital investments while providing Chinese manufacturers and merchants with a platform to reach businesses and consumers across the world. For example, we will continue to grow our international business by connecting overseas branded retailers to Chinese consumers (Tmall Global) and connecting Chinese suppliers to international retail markets (AliExpress) and international wholesale markets (Alibaba.com).

  •
  Develop Our People.  We are committed to continuing to develop strong leadership from within. In addition to investing in various business initiatives, including cloud computing, logistics, big data technology and cross-border trade capabilities, and our ecosystem partners, we plan to invest in and strengthen our talent. We believe that this is needed for us to embrace the challenges of high growth, scale and complexity in executing our vision for consumers and businesses around the world to meet, work and live at Alibaba.

 Alibaba Partnership

       Since our founders first gathered in Jack Ma's apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize this partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

       We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 30 members comprised of 24 members of our management, five members of management of Ant Financial Services, and one member of management of Cainiao Logistics. One partner who is a member of our management is also a member of management of Ant Financial Services. The partnership operates under principles, policies and procedures that have evolved with our business and are described below.

       Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual-class ownership structures that employ a high-vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving the culture shaped by our founders while at the same time accounting for the fact that founders will inevitably retire from the company.

  •
  New partners are elected annually after a nomination process based on a number of criteria including not less than five years of tenure with Alibaba Group, one of our affiliates and/or certain companies with which we have a significant relationship such as Ant Financial Services, and require a 75% approval of all of the partners. Partnership votes are made on a one-partner-one-vote basis.

  •
  Partners are evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

  •
  We require each partner to maintain a meaningful level of equity interests in our company during such individual's tenure as a partner.

  •
  The Alibaba Partnership has the exclusive right to nominate for shareholder approval up to a simple majority of the members of our board of directors. If an Alibaba Partnership director nominee is not elected by our shareholders or departs our board of directors for any reason, the Alibaba Partnership has the right to appoint a different person to serve as an interim director until our next scheduled annual general meeting of shareholders. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. We have entered into a voting agreement pursuant to which both SoftBank and Yahoo agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding ordinary shares. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors.

 Our Challenges

       We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

  •
  failure to maintain the trusted status of our ecosystem could severely damage our reputation and brand;

  •
  we may not be able to maintain or improve the network effects of our ecosystem;

  •
  our operating philosophy may negatively influence our short-term financial performance;

  •
  we may not be able to adapt to rapid changes in user behavior on mobile devices or successfully monetize our mobile traffic;

  •
  we may not be able to maintain our culture, which has been a key to our success;

  •
  we may not be able to innovate or compete effectively;

  •
  if the services Alipay provides to us are limited or restricted, our business would be harmed;

  •
  we may not be able to sustain our revenue growth rate, and increased investments in our business may negatively affect our margins and net income;

  •
  our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally;

  •
  there are risks and uncertainties associated with our variable interest entity structure; and

  •
  the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

       We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus before investing in the Notes.

Corporate Structure

       Alibaba Group Holding Limited is a Cayman Islands holding company established on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities.

       Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through wholly-foreign owned enterprises, majority-owned entities and variable interest entities. The relevant variable interest entities, which are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, hold the ICP licenses and operate the various websites for our Internet businesses. Specifically, our material variable interest entities are majority-owned by Jack Ma, our lead founder, executive chairman and one of our principal shareholders, and minority-owned by Simon Xie, one of our founders. These contractual arrangements collectively enable us to exercise effective control over, and realize substantially all of the economic risks and benefits arising from, the variable interest entities. See "Our History and Corporate Structure — Our Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders." The contractual arrangements may not be as effective in providing operational control as direct ownership. See "Risk Factors — Risks Related to Our Corporate Structure."

       As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

       Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned and majority foreign owned enterprises, which primarily provide technology and other services to our customers.

       We conduct our business operations across approximately 320 subsidiaries and other consolidated entities. The chart below summarizes our corporate legal structure and identifies the significant subsidiaries described in "Our History and Corporate Structure — Our Corporate Structure," as well as our variable interest entities that are material to our business, and the number of their respective subsidiaries, as of March 31, 2015:

(1)
Includes approximately 90 subsidiaries and consolidated entities incorporated in China and approximately 130 subsidiaries incorporated in other jurisdictions that are not illustrated in this chart. In addition, the entities pictured in this chart hold, directly and indirectly, an aggregate of approximately 40 additional subsidiaries and consolidated entities incorporated in China and approximately 40 additional subsidiaries incorporated outside of China not pictured in the chart.
(2)
Primarily involved in the operation of Taobao Marketplace.
(3)
Primarily involved in the operation of Tmall and Juhuasuan.
(4)
Primarily involved in the operation of Alimama.
(5)
Primarily involved in the operation of Alibaba.com, 1688.com and AliExpress.
(6)
Primarily involved in the operation of cloud computing services.
(7)
Each of these variable interest entities is 80%-owned by Jack Ma and 20%-owned by Simon Xie, other than Zhejiang Taobao Network Co., Ltd., which is 90%-owned by Jack Ma and 10%-owned by Simon Xie.

Our Corporate Information

       The principal executive offices of our main operations are located at 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People's Republic of China. Our telephone number at this address is +86-571-8502-2077. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our corporate website is www.alibabagroup.com. The information contained in our websites is not a part of this prospectus.

 Summary of the Terms of the Exchange Offer

       On November 28, 2014, we completed the private offering of the Outstanding Notes. This prospectus is part of a registration statement covering the exchange of the Outstanding Notes for the Notes.

       We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and we agreed to use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act as promptly as practicable, but in no event later than 365 days after the closing date. In the exchange offer, you are entitled to exchange your Outstanding Notes for Notes that are identical in all material respects to the Outstanding Notes except the Notes have been registered under the Securities Act. In addition, the Notes will not be entitled to registration rights that are applicable to the Outstanding Notes under the registration rights agreement.

The Exchange Offer	We are offering to exchange newly issued notes in the following respective series in up to the following aggregate principal amounts:
• US$300,000,000 Floating Rate Senior Notes due 2017 (the "2017 Floating Rates Notes");
• US$1,000,000,000 1.625% Senior Notes due 2017 (the "2017 Fixed Rate Notes");
• US$2,250,000,000 2.500% Senior Notes due 2019 (the "2019 Fixed Rate Notes");
• US$1,500,000,000 3.125% Senior Notes due 2021 (the "2021 Fixed Rate Notes");
• US$2,250,000,000 3.600% Senior Notes due 2024 (the "2024 Fixed Rate Notes"); and
• US$700,000,000 4.500% Senior Notes due 2034 (the "2034 Fixed Rate Notes"),
which we collectively refer to in this prospectus as the Notes, for a like aggregate principal amount of the following respective series of outstanding notes:
• Floating Rate Senior Notes due 2017 (the "Outstanding 2017 Floating Rate Notes");
• 1.625% Senior Notes due 2017 (the "Outstanding 2017 Fixed Rate Notes");
• 2.500% Senior Notes due 2019 (the "Outstanding 2019 Fixed Rate Notes");
• 3.125% Senior Notes due 2021 (the "Outstanding 2021 Fixed Rate Notes);
• 3.600% Senior Notes due 2024 (the "Outstanding 2024 Fixed Rate Notes); and
• 4.500% Senior Notes due 2034 (the "Outstanding 2034 Fixed Rate Notes), respectively,

which we collectively refer to in this prospectus as the Outstanding Notes. The exchange offer is being made with respect to all of the Outstanding Notes. In Hong Kong, only holders of Outstanding Notes who are "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance may participate in the exchange offer. Outstanding Notes may only be exchanged in minimum denominations of US$200,000 and integral multiples of US$1,000 above that amount. The Outstanding Notes surrendered in exchange for the Notes will be retired and canceled and cannot be reissued, and the rights under the Outstanding Notes for those who tender their Outstanding Notes will be extinguished after the completion of the exchange offer.

Resales of the Notes

Based on an interpretation of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that Notes issued pursuant to the exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by you (unless you are an affiliate of ours, within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Notes are acquired in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Notes.

Each participating broker-dealer that receives Notes for its own account pursuant to the exchange offer in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the Notes.

Any holder of Outstanding Notes who:
• is an affiliate of ours;
• does not acquire Notes in the ordinary course of business; or
• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in the distribution of the Notes;

cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Notes. See "The Exchange Offer — Resales of the Notes."

Expiration Date; Withdrawal of Tender

The exchange offer will expire at 5:00 p.m., New York City time, on November 25, 2015, unless we extend it. We do not currently intend to extend the expiration date. We refer to this date (as it may be extended) as the expiration date. Tenders of Outstanding Notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. See "The Exchange Offer — Expiration Date; Extensions; Amendments" and "The Exchange Offer — Withdrawal of Tenders."

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, which we may waive in our sole discretion. See "The Exchange Offer — Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with any physical certificates requesting the Outstanding Notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold Outstanding Notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, which we refer to as ATOP, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any Notes that you receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person or entity to participate in a distribution of the Notes;

•

if you are a broker-dealer that will receive Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the Notes; and

•

you are not an affiliate, as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate of ours, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

See "The Exchange Offer — Procedures for Tendering" and "Plan of Distribution."
Special Procedures for Beneficial Owners

If you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the Outstanding Notes in the exchange offer, you should contact that registered holder promptly and instruct that registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See "The Exchange Offer — Procedures for Tendering."

Guaranteed Delivery Procedures

If you wish to tender your Outstanding Notes and they are not immediately available or you cannot deliver your Outstanding Notes, the letter of transmittal or any other documents required by the letter of transmittal, or comply with the applicable procedures under DTC's ATOP, prior to the expiration date, you must tender your Outstanding Notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer — Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered Outstanding Notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the Outstanding Notes under the circumstances described in the registration rights agreement. If you are a holder of Outstanding Notes and you do not tender your Outstanding Notes in the exchange offer, you will continue to hold the Outstanding Notes, and you will be entitled to all the rights and limitations applicable to the Outstanding Notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

To the extent Outstanding Notes are tendered and accepted in the exchange offer, the trading market for Outstanding Notes could be adversely affected.

Consequence of Failure to Exchange

All untendered Outstanding Notes will continue to be subject to the restrictions on transfer provided for in the Outstanding Notes and in the indenture. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the Outstanding Notes under the Securities Act. See "The Exchange Offer — Consequences of Failure to Exchange."

Taxation	The exchange of the Outstanding Notes for the Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax or Cayman tax law purposes. See "Taxation."
Use of Proceeds	We will not receive any proceeds from the issuance of Notes pursuant to the exchange offer.
Exchange Agent

The Bank of New York Mellon is serving as exchange agent in connection with the exchange offer. The contact information for the exchange agent is set forth in the section captioned "The Exchange Offer — Exchange Agent" of this prospectus.

 Summary of the Terms of the Notes

       The following summary contains basic information about the Notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the terms of the Notes, see "Description of the Notes" in this prospectus.

Issuer	Alibaba Group Holding Limited
Notes Offered	• 2017 Floating Rates Notes
• 2017 Fixed Rate Notes
• 2019 Fixed Rate Notes
• 2021 Fixed Rate Notes
• 2024 Fixed Rate Notes
• 2034 Fixed Rate Notes
The 2017 Fixed Rate Notes, 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2024 Fixed Rate Notes and 2034 Fixed Rate Notes are collectively referred to in this prospectus as the "Fixed Rate Notes."
Maturity Dates	• 2017 Floating Rate Notes: November 28, 2017
• 2017 Fixed Rate Notes: November 28, 2017
• 2019 Fixed Rate Notes: November 28, 2019
• 2021 Fixed Rate Notes: November 28, 2021
• 2024 Fixed Rate Notes: November 28, 2024
• 2034 Fixed Rate Notes: November 28, 2034
Interest

The 2017 Floating Rate Notes will bear interest at a rate equal to three-month LIBOR, as determined by the Paying Agent on the interest determination date, plus 0.520% per annum, from and including the most recent interest payment date for such series of notes, and be payable quarterly in arrears. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. On any interest determination date, three-month LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, as such rate appears on the Reuters Page LIBOR 01 (or replacement or successor page) as of approximately 11:00 a.m., London time, on such interest determination date, or, if on such date such rate does not appear on such page, such rate will be determined as described under "Description of the Notes — Principal, Maturity and Interest."

The 2017 Fixed Rate Notes, 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2024 Fixed Rate Notes and 2034 Fixed Rate Notes will bear interest at 1.625%, 2.500%, 3.125%, 3.600% and 4.500% per annum, respectively, from and including the most recent interest payment date for such series of notes, and be payable semi-annually in arrears.

Interest on the 2017 Floating Rate Notes will be calculated on the basis of the actual number of days that have elapsed in the applicable interest period and a 360-day year. Interest on the Fixed Rate Notes will be calculated on the basis of a 360-day year and twelve 30-day months.

Interest Payment Dates	For the 2017 Floating Rate Notes, the interest payment dates will be February 28, May 28, August 28 and November 28 of each year, commencing February 28, 2015, and at maturity.
For all Fixed Rate Notes, the interest payment dates will be May 28 and November 28 of each year, commencing May 28, 2015, and at maturity.
Use of Proceeds	We will not receive any proceeds from the issue of the Notes in the exchange offer. For a description of the use of proceeds from the offering of the Outstanding Notes, see "Use of Proceeds."
Ranking	The Notes will be our senior unsecured obligations and will:
• rank senior in right of payment to all of our existing and future indebtedness expressly subordinated in right of payment to the Notes;
• rank at least equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law);
• be effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the assets serving as security therefor;
• be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries and consolidated affiliated entities; and
• not be guaranteed by any of our subsidiaries.

Additional Amounts

In the event that certain taxes are imposed or levied by or within the Cayman Islands or the PRC in respect of payments made by us with respect to the Notes, we will, subject to certain exceptions, pay such additional amounts under the Notes as will result after deduction or withholding of such taxes, in the payment of an amount as would have been payable in respect of the Notes had no such deduction or withholding been required. In addition, any amounts to be paid by us on the Notes will be paid net of any withholding implementing or relating to FATCA (as defined below) and we will not be required to pay additional amounts on account of any such withholding. See "Description of the Notes — Payment of Additional Amounts."

Tax Redemption

The Notes may be redeemed at any time, at our option, in whole but not in part, at 100% of the principal amount thereof plus accrued and unpaid interest, if any, in the event we would become obligated to pay certain additional amounts in respect of taxes imposed or levied by or within the Cayman Islands or PRC in respect of the Notes. See "Description of the Notes — Tax Redemption."

Optional Redemption	The 2017 Floating Rate Notes will not be redeemable prior to maturity.

We may redeem the 2017 Fixed Rate Notes at any time, the 2019 Fixed Rate Notes, at any time prior to October 28, 2019, the 2021 Fixed Rate Notes, at any time prior to September 28, 2021, the 2024 Fixed Rate notes at any time prior to August 28, 2024 and the 2034 Fixed Rate Notes at any time prior to May 28, 2034, in each case, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the applicable Notes to be redeemed and (ii) the make-whole amount (as defined elsewhere in this prospectus), plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. See "Description of the Notes — Optional Redemption." We may also redeem the 2019 Fixed Rate Notes, at any time from or after October 28, 2019, the 2021 Fixed Rate Notes, at any time from or after September 28, 2021, the 2024 Fixed Rate Notes, at any time from or after August 28, 2024 and the 2034 Fixed Rate Notes at any time from or after May 28, 2034, in each case, in whole or in part, upon giving not less than 30 days nor more than 60 days' notice, at 100% of the principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date. There is no sinking fund for the Notes. See "Description of the Notes — Optional Redemption."

Repurchase upon Triggering Event

Upon the occurrence of a Triggering Event (as defined in "Description of the Notes — Repurchase Upon Triggering Event"), we must make an offer to repurchase all Notes outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to (but not including) the date of repurchase. See "Description of the Notes — Repurchase Upon Triggering Event."

Denomination, Form and Registration	The Notes will be issued in minimum denominations of US$200,000 and integral multiples of US$1,000 above that amount.

Each series of Notes will be represented by one or more global notes representing the relevant Notes in fully registered form without coupons deposited with The Bank of New York Mellon as custodian for and registered in the name of Cede & Co., as nominee of DTC.

DTC will credit the account of each of its participants with the principal amount of Notes being purchased by or through such participant. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. See "Description of the Notes — Book-Entry; Delivery and Form."

Certain Covenants	We will issue the Notes under an indenture containing covenants for the holders' benefit. These covenants restrict our ability, with certain exceptions, to:
• incur certain debt secured by liens; and
• merge, consolidate or transfer all or substantially all of our assets.
See "Description of the Notes — Certain Covenants."
Governing Law	The Notes and the indenture governing the Notes are governed by New York law.
No Prior Market	The Notes will be new securities for which there is no market. We cannot assure you that a liquid market for the Notes or the Notes will develop or be maintained.
Listing

An application will be made to the SEHK for the listing of, and permission to deal in the Notes by way of debt issues to professional investors only. No assurance is made that the application will be approved. The offering and settlement of the Notes are not conditional on obtaining such listing. For so long as any of the Notes are listed on the SEHK and the rules of the SEHK so require, such Notes will be traded, whether on the SEHK or otherwise, in a minimum board lot size of US$200,000.

Identification Numbers for the 2017 Floating Rate Notes	Common Code: 131516665 CUSIP: 01609W AG7 ISIN: US01609WAG78
Identification Numbers for the 2017 Fixed Rate Notes	Common Code: 131516479 CUSIP: 01609W AE2 ISIN: US01609WAE21
Identification Numbers for the 2019 Fixed Rate Notes	Common Code: 114117323 CUSIP: 01609W AC6 ISIN: US01609WAC64
Identification Numbers for the 2021 Fixed Rate Notes	Common Code: 131515901 CUSIP: 01609W AP7 ISIN: US01609WAP77
Identification Numbers for the 2024 Fixed Rate Notes	Common Code: 131516258 CUSIP: 01609W AQ5 ISIN: US01609WAQ50
Identification Numbers for the 2034 Fixed Rate Notes	Common Code: 131516398 CUSIP: 01609W AR3 ISIN: US01609WAR34
Risk Factors	See "Risk Factors" and the other information in this prospectus for a discussion of factors that should be carefully considered before deciding to invest in the Notes.
Trustee, Paying Agent, Transfer Agent and Registrar	The Bank of New York Mellon

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

       The summary consolidated statements of operations data for the years ended March 31, 2013, 2014 and 2015 and the summary consolidated balance sheet data as of March 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated balance sheet data as of March 31, 2013 have been derived from our audited consolidated financial statements not included in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP.

       The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	29,167	45,132	62,937	10,153
International commerce	4,160	4,851	6,486	1,046
Cloud computing and Internet infrastructure	650	773	1,271	205
Others	540	1,748	5,510	889

Total	34,517	52,504	76,204	12,293
Cost of revenue	(9,719)	(13,369)	(23,834)	(3,845)
Product development expenses	(3,753)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses	(3,613)	(4,545)	(8,513)	(1,373)
General and administrative expenses(1)	(2,889)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	(130)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	(175)	(44)	(175)	(28)
Yahoo TIPLA amendment payment(2)	(3,487)	—	—	—

Income from operations	10,751	24,920	23,135	3,732
Interest and investment income, net	39	1,648	9,455	1,525
Interest expense	(1,572)	(2,195)	(2,750)	(443)
Other income, net	894	2,429	2,486	401

Income before income tax and share of results of equity investees	10,112	26,802	32,326	5,215
Income tax expenses	(1,457)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	(6)	(203)	(1,590)	(257)

Net income	8,649	23,403	24,320	3,923
Net income attributable to noncontrolling interests	(117)	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited	8,532	23,315	24,261	3,914
Accretion of convertible preference shares(3)	(17)	(31)	(15)	(2)
Dividends accrued on convertible preference shares(3)	(111)	(208)	(97)	(16)

Net income attributable to ordinary shareholders	8,404	23,076	24,149	3,896

Earnings per share attributable to ordinary shareholders:
Basic	3.66	10.61	10.33	1.67
Diluted	3.57	10.00	9.70	1.56
Weighted average number of shares used in computing earnings per share/ADS:
Basic	2,294	2,175	2,337	2,337
Diluted	2,389	2,332	2,500	2,500
Supplemental information:(4)
Non-GAAP EBITDA	16,607	30,731	40,753	6,574
Non-GAAP net income	13,869	28,274	34,981	5,643
Non-GAAP diluted EPS	5.76	12.09	13.97	2.25
Free cash flow	19,745	32,269	48,121	7,763
Ratio of earnings to fixed charges(5)	6.8	13.8	12.4	12.4

(1)
In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai.

(2)
We entered into the Yahoo TIPLA in October 2005, pursuant to which we paid royalty fees to Yahoo. We and Yahoo amended the existing TIPLA in September 2012, pursuant to which we made a lump sum payment in the amount of US$550 million.
(3)
Upon completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(4)
See "— Non-GAAP Measures" below.
(5)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges on a historical basis, in each case for the period indicated. For this purpose, fixed charges consist of interest expense (including amortization of capitalized expenses related to indebtedness), an estimate of the interest within rental expense and capitalized interest. Earnings consist of income before income tax and share of results of equity investees, fixed charges and distributed income of equity investees, minus capitalized interest.

Non-GAAP Measures

       We use non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

       Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and intangible assets as well as (ii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangement with Ant Financial Services, and one-time expense items consisting of the Yahoo TIPLA amendment payment, an equity-settled donation expense, the expenses relating to the sale of shares by existing shareholders in our initial public offering and charge for financing-related fees as a result of early repayment of bank borrowings.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business and the Yahoo TIPLA amendment payment. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Income from operations	10,751	24,920	23,135	3,732
Add: Share-based compensation expense	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	130	315	2,089	337
Add: Depreciation and amortization of property and equipment and land use rights	805	1,339	2,326	375
Add: Impairment of goodwill and intangible assets	175	44	175	28
Add: Yahoo TIPLA amendment payment	3,487	—	—	—
Add: Equity-settled donation expense	—	1,269	—	—

Non-GAAP EBITDA	16,607	30,731	40,753	6,574

       The following table sets forth a reconciliation of our net income from operations to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Net income	8,649	23,403	24,320	3,923
Add: Share-based compensation expense	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	130	315	2,089	337
Add: Impairment of goodwill, intangible assets and investments	420	163	1,032	166
Add: Loss (gain) on deemed disposals/disposals/ revaluation of investments	(76)	(384)	(6,715)	(1,083)
Add: Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services	—	—	166	27
Add: Yahoo TIPLA amendment payment	3,487	—	—	—
Add: Equity-settled donation expense	—	1,269	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	—	231	37
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	664	830	134

Non-GAAP net income	13,869	28,274	34,981	5,643

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Net income attributable to ordinary shareholders	8,404	23,076	24,149	3,896
Add: Reversal of accretion upon assumed conversion of convertible preference shares	17	31	15	2
Add: Dividend eliminated upon assumed conversion of convertible preference shares	111	208	97	16

Net income attributable to ordinary shareholders for computing diluted EPS	8,532	23,315	24,261	3,914
Add: Non-GAAP adjustments to net income(1)	5,220	4,871	10,661	1,720

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	13,752	28,816	34,922	5,634

Weighted average number of shares on a diluted basis	2,389	2,332	2,500
Diluted EPS(2)	3.57	10.00	9.70	1.56
Add: Non-GAAP adjustments to net income per share(3)	2.19	2.09	4.27	0.69

Non-GAAP diluted EPS(4)	5.76	12.09	13.97	2.25

(1)
See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)
Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(4)
Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	14,476	26,379	41,217	6,649
Less: Purchase of property, equipment and intangible assets (excluding land use rights and construction in progress)	(1,046)	(3,285)	(4,770)	(769)
Add: Changes in loan receivables, net	2,828	9,175	11,674	1,883
Add: Yahoo TIPLA amendment payment	3,487	—	—	—

Free cash flow	19,745	32,269	48,121	7,763

Consolidated Balance Sheet Data:

	As of March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments(1)	32,686	43,632	122,341	19,735
Investment securities and investment in equity investees(2)	2,426	22,131	52,146	8,412
Property and equipment, net	3,808	5,581	9,139	1,474
Goodwill and intangible assets	11,628	13,699	48,508	7,825
Total assets	63,786	111,549	255,434	41,206
Current bank borrowings	3,350	1,100	1,990	321
Secured borrowings	2,098	9,264	—	—
Non-current bank borrowings	22,462	30,711	1,609	260
Unsecured senior notes	—	—	48,994	7,903
Redeemable preference shares	5,191	—	—	—
Total liabilities	52,740	70,731	97,363	15,707
Convertible preference shares(3)	10,447	10,284	—	—
Total Alibaba Group Holding Limited shareholders' equity (deficits)	(24)	29,338	145,439	23,462
Total equity(4)	513	30,417	157,413	25,393

(1)
Includes both cash and cash equivalents and short-term investments, which primarily comprise fixed deposits with original maturities of between three months and one year.
(2)
Includes both current and non-current investment securities and investment in equity investees.
(3)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(4)
The decrease from March 31, 2012 to March 31, 2013 was primarily due to the repurchase of our ordinary shares from Yahoo in September 2012 and the privatization of Alibaba.com, partially offset by the issuance of ordinary shares to finance the repurchase. The increase from March 31, 2014 to March 31, 2015 was primarily due to the issuance of our ordinary shares in connection with our initial public offering in September 2014 and net income for fiscal year 2015.

Summary Operating Data

GMV

       The following chart sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in billions of RMB, except percentages)
GMV(1)
Taobao Marketplace GMV	257	275	346	295	342	380	494	381
Tmall GMV	88	99	183	135	159	176	293	219
Total GMV	345	374	529	430	501	556	787	600
Mobile GMV (as a percentage of total GMV)	12%	15%	20%	27%	33%	36%	42%	51%

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.

Active Buyers

       The following chart sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in millions)
Active buyers	185	202	231	255	279	307	334	350

 RECENT DEVELOPMENTS

Business Highlights and Strategic Updates

       In the three months ended June 30, 2015:

  •
  GMV transacted on our China retail marketplaces was RMB673 billion (US$109 billion), an increase of 34% year-over-year;

  •
  Revenue was RMB20,245 million (US$3,265 million), an increase of 28% year-over-year;

  •
  Mobile GMV reached RMB371 billion (US$60 billion), an increase of 125% year-over-year, and accounted for 55% of total GMV transacted on our China retail marketplaces; mobile revenue was RMB7,987 million (US$1,288 million), exceeding 50% of our total China commerce retail revenue for the first time;

  •
  Growth of our cloud computing and Internet infrastructure business accelerated, with revenue increasing 106% year-over-year to RMB485 million (US$78 million); and

  •
  Non-GAAP free cash flow was RMB9,548 million (US$1,540 million).

       The translations of RMB to U.S. dollars used in this section were made at a rate of RMB6.200 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015.

Mobile Monetization

       We extended our mobile usage leadership with 307 million MAUs and 55% of GMV transacted through mobile devices during the three months ended June 30, 2015, and we made significant progress in monetizing mobile transactions. For the first time, mobile revenues exceeded desktop revenues in our China retail marketplaces. Our mobile revenue from China retail marketplaces for the three months ended June 30, 2015 was RMB7,987 million (US$1,288 million), accounting for 51% of our China retail marketplace revenue in the period, which represents a year-on-year increase in mobile revenue of 225%.

Logistics

       Through our logistics affiliate Cainiao Logistics, we believe we have created the largest logistics service ecosystem in China through strategic partnerships with logistics players in warehousing, transportation, courier services and pick-up stations. We are increasing our emphasis on service quality and customer satisfaction. Consumers enjoy next-day delivery services in 41 major cities, including Beijing, Shanghai, Guangzhou, Shenzhen and Hangzhou, and we expect that this will be extended to 50 cities by the end of this year. We have also launched same-day delivery of groceries, initially starting with Beijing and Shanghai, which has been very successful, with grocery sales in Beijing increasing 740% year-on-year while 90% of orders came from mobile devices. In addition, through our partnership with Suning Commerce Group Limited, or Suning, we expect that consumers in over 150 cities will be able to enjoy two-hour delivery services for consumer electronics and home appliances.

       Through strategic investments, we are making substantial progress in enhancing consumer experience in specific product categories, including white goods through our partnership with RRS (the logistics arm of Haier). Our partnership with Suning will further improve user experience in the consumer electronics and home appliances category. In addition, we continue to enhance industry logistics standards and capabilities through our strategic investment in YTO Express, one of our major courier delivery partners, and Singapore Post, one of our major cross-border logistics partners.

Cloud Computing

       We have established ourselves as the No. 1 market leader in cloud computing services in China. We are beginning to see the positive impact of years of investment in proprietary technology and reliable and high-value cloud service offerings. In the three months ended June 30, 2015, our revenue growth from cloud computing and

Internet infrastructure increased 106% year-on-year, driven by the accelerated growth of our cloud computing business compared to the year-on-year growth rate of 82% in the three months ended March 31, 2015.

       We have seen rapid growth of our customer base across computation, storage, content delivery and data management services. Internet publishers such as Weibo rely on our cloud computing services to ensure uninterrupted delivery of content-rich web pages. Gaming companies such as Play800 and taxi-hailing app operator Kuaidi are using our open data processing services to analyze vast amounts of data to manage their business. State-owned public service providers such as China Rail Customer Service Center used our elastic computing services to handle peak capacity of 29.7 billion page views in one day for train ticket booking before the Chinese New Year in 2015. In addition, millions of merchants on our China retail marketplaces have built their storefronts, ERP and CRM systems on our cloud.

International operations

       Growing our business internationally is a strategic priority for the Company because our mission is "to make it easy to do business anywhere." We have made substantial progress in providing international brands access to Chinese consumers shopping on our marketplaces. More and more brands view our Tmall platform as the only e-commerce channel to develop their China business. In June 2015, we also announced partnerships with 12 countries to launch Country Pavilions, which are curated, vertical shopping sites designed to promote popular products and authentic specialty products from selected small and medium businesses from each country.

       In August 2015, we appointed Michael Evans as President of Alibaba Group. He will lead the team to drive increased levels of cross-border commerce between China and the world. Michael and his team will focus on forging close partnerships with key brands, retailers and product owners in Europe, the Americas and Asia to help them build their brands and customer base in China.

Mobile Internet services

       Mobile value-added services are critical to user experience and expanding our ecosystem. We have successfully integrated the mobile internet business of UCWeb, China's largest mobile browser company in terms of monthly mobile active users, according to iResearch, and the largest third-party mobile browser in India and Indonesia in terms of page view market share, according to StatCounter (data available at: http://gs.statcounter.com). UCWeb has achieved over 330 million MAUs in June 2015 on a global basis. With the scale of UCWeb's mobile users, we believe our mobile Internet services division is well-positioned to execute growth strategies in mobile search, apps distribution and mobile game communities.

Local Services

       In June 2015, we announced a joint venture, operating under the trade name Koubei, with our affiliate Ant Financial Services to execute our strategic plan in the local services sector. The market size of the online-to-offline penetration of the local services market is projected to be over RMB300 billion in GMV in 2015, according to iResearch. Koubei's services will initially cover take-out food, restaurants, other entertainment establishments, convenience stores, hospitals and pharmacies. Users can access these services through either Mobile Taobao App or Alipay Wallet (the mobile wallet app operated by Ant Financial Services), which enable a closed-loop of online-to-offline interaction between consumers and physical stores through mobile payment. We believe that combining our leadership position in mobile commerce with Ant Financial Services' leadership position in mobile payments — with hundreds of millions mobile users already making transactions through Mobile Taobao App and Alipay Wallet — will put us in a unique position to capture growth opportunities in this market.

Delivering the Best Consumer Experience

       Our China retail marketplaces continue to be the destination for consumers to find the broadest selection of quality products. We continue to enhance the consumer experience by offering efficient logistics services and increasing the number of brands selling high-quality products. In addition, we are taking steps to improve the quality and health of our marketplaces through proprietary data technology and collaboration with government agencies in China, such as market supervision authorities and public security bureaus, to minimize counterfeiters and fictitious transactions. We believe the efficacy of our technology-driven approach, as well as our commitment to gain the trust of consumers and brands, are increasingly driving bad actors off our platforms.

Recent Strategic Investment

  Suning

       On August 10, 2015, we entered into definitive agreements to establish a comprehensive partnership with Suning, one of China's largest consumer electronics retailers with over 1,600 retail stores, 65 national and regional distribution centers, over 1,700 last-mile delivery stations, over 3,000 after-sale service locations and over 5,000 affiliate servicing partners. Under our agreements, we will invest RMB28.3 billion (US$4.6 billion) for 19.99% of the enlarged equity capital of Suning and form a strategic alliance to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. We believe this transaction would bring significant strategic benefits, including improved product selection, competitive pricing, and better customer experience through reliable delivery and after-sale services.

  SingPost

       In July 2015, we entered into a joint venture agreement with SingPost, pursuant to which we will invest up to approximately S$92 million for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia Pacific region. The completion of this transaction is subject to customary closing conditions.

       In addition, we agreed to subscribe for newly issued ordinary shares of SingPost, representing approximately 5% of the existing issued share capital of SingPost. Upon completion, our equity interest in SingPost would increase to approximately 15%. The total cash consideration for the subscription is approximately S$187 million. The completion of this transaction is subject to a number of conditions, including the approval by the shareholders of SingPost and certain regulatory authorities.

Share Repurchase Program

       In August 2015, our Board of Directors authorized a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years, primarily to offset dilution, for example, from our share-based compensation programs. We have recently entered into a purchase plan pursuant to Rule 10b5-1 under the Exchange Act of 1934 to implement the Share Repurchase Program. In addition, Mr. Jack Ma, our chairman, and Mr. Joe Tsai, our executive vice chairman, have jointly entered into our Rule 10b5-1 plan as affiliated purchasers.

Key Operating Metrics

GMV

       GMV transacted on our China retail marketplaces in the three months ended June 30, 2015 was RMB673 billion (US$109 billion), an increase of 34% compared to RMB501 billion in the same period in 2014. GMV transacted on Taobao Marketplace in the three months ended June 30, 2015 was RMB427 billion (US$69 billion), an increase of 25% compared to the same period in 2014. GMV transacted on Tmall in the three months ended June 30, 2015 was RMB246 billion (US$40 billion), an increase of 55% compared to the same period in 2014. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Annual active buyers

       Our China retail marketplaces had 367 million annual active buyers in the twelve months ended June 30, 2015, compared to 350 million in the twelve months ended March 31, 2015, representing a net addition of 17 million in annual active buyers, and compared to 279 million in the twelve months ended June 30, 2014, representing an increase of 32% compared to the same period in 2014. The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface. Our active buyers increased throughout China, with continued faster growth from lower tier cities. In addition, each active buyer on average placed more orders across more product categories in the twelve months ended June 30, 2015 compared to the same period in 2014.

Mobile GMV and MAUs

       Mobile GMV in the three months ended June 30, 2015 was RMB371 billion (US$60 billion), an increase of 125% compared to the same period in 2014. Mobile GMV accounted for 55% of total GMV transacted on our China retail marketplaces in the three months ended June 30, 2015, compared to 51% in the three months ended March 31, 2015 and 33% in the three months ended June 30, 2014. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

       Mobile MAUs grew to 307 million in the month ended June 30, 2015, compared to 289 million in the month ended March 31, 2015, representing a net addition of 18 million MAUs over the quarter, and a 63% increase from 188 million in the month ended June 30, 2014. According to iResearch, our Mobile Taobao App continued to be the No. 1 e-commerce app in China in terms of mobile MAUs as of June 30, 2015.

Results of Operations

       The following table sets out our consolidated unaudited results of operations for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	13,348	16,709	2,695
International commerce	1,469	1,746	282
Cloud computing and Internet infrastructure	236	485	78
Others	718	1,305	210

Total	15,771	20,245	3,265
Cost of revenue	(4,585)	(6,711)	(1,083)
Product development expenses	(1,952)	(3,241)	(523)
Sales and marketing expenses	(1,212)	(2,241)	(361)
General and administrative expenses	(944)	(2,244)	(361)
Amortization of intangible assets	(234)	(647)	(105)

Income from operations	6,844	5,161	832
Interest and investment income, net	6,828	27,382	4,417
Interest expense	(410)	(477)	(77)
Other income, net	711	551	89

Income before income tax and share of results of equity investees	13,973	32,617	5,261
Income tax expenses	(1,445)	(1,394)	(225)
Share of results of equity investees	(90)	(407)	(66)

Net income	12,438	30,816	4,970
Net income (loss) attributable to noncontrolling interests	(34)	27	5

Net income attributable to Alibaba Group Holding Limited	12,404	30,843	4,975
Accretion of convertible preference shares	(8)	—	—
Dividends accrued on convertible preference shares	(52)	—	—

Net income attributable to ordinary shareholders	12,344	30,843	4,975

Earnings per share attributable to ordinary shareholders:
Basic	5.62	12.45	2.01
Diluted	5.20	11.92	1.92
Share-based compensation expense by function:
Cost of revenue	593	983	159
Product development expenses	245	1,284	207
Sales and marketing expenses	62	497	80
General and administrative expenses	173	1,231	198

Total	1,073	3,995	644

Supplemental information:
Non-GAAP EBITDA	8,574	10,585	1,707
Non-GAAP net income	7,317	9,496	1,532
Non-GAAP diluted EPS	3.05	3.68	0.59
Free cash flow	10,594	9,548	1,540

Non-GAAP Measures

       We use non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

       Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation that we do not believe is reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of our SME loan business and others. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Income from operations	6,844	5,161	832
Add: Share-based compensation expense	1,073	3,995	644
Add: Amortization of intangible assets	234	647	105
Add: Depreciation and amortization of property and equipment and land use rights	423	782	126

Non-GAAP EBITDA	8,574	10,585	1,707

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Net income	12,438	30,816	4,970
Add: Share-based compensation expense	1,073	3,995	644
Add: Amortization of intangible assets	234	647	105
Add: Impairment of goodwill, intangible assets and investments	—	60	10
Add: Gain on deemed disposals/disposals/ revaluation of investments	(6,428)	(26,088)	(4,208)
Add: Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services	—	66	11

Non-GAAP net income	7,317	9,496	1,532

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Net income attributable to ordinary shareholders	12,344	30,843	4,975
Add: Reversal of accretion upon assumed conversion of convertible preference shares	8	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	52	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	12,404	30,843	4,975
Add: Non-GAAP adjustments to net income(1)	(5,121)	(21,320)	(3,438)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	7,283	9,523	1,537

Weighted average number of shares on a diluted basis	2,384	2,588
Diluted EPS(2)	5.20	11.92	1.92
Add: Non-GAAP adjustments to net income per share(3)	(2.15)	(8.24)	(1.33)

Non-GAAP diluted EPS(4)	3.05	3.68	0.59

(1)
See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)
Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(4)
Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	10,177	10,400	1,677
Less: Purchase of property, equipment and intangible assets (excluding land use rights and construction in progress)	(1,155)	(1,130)	(182)
Add: Changes in loan receivables, net and others	1,572	278	45

Free cash flow	10,594	9,548	1,540

Comparison of Three Months Ended June 30, 2014 and 2015

Revenue

       Total revenue increased by 28% from RMB15,771 million in the three months ended June 30, 2014 to RMB20,245 million (US$3,265 million) in the three months ended June 30, 2015. The increase was mainly driven by the continued rapid growth of our China commerce retail business. The lower year-over-year revenue growth relative to the 34% year-over-year GMV growth was mainly a result of (i) the suspension of our online lottery business (which had a higher monetization rate than our overall monetization rate) in late February 2015 in response to regulatory requirements, (ii) a decrease in the pricing charged on Juhuasuan as an investment to acquire more high-quality merchants, and (iii) a reduction of revenue from the SME loan business because we transferred this business to Ant Financial Services in early February 2015.

       The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended June 30,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce
Retail	12,639	80%	15,712	2,534	78%	24%
Wholesale	709	5%	997	161	5%	41%

Total China commerce	13,348	85%	16,709	2,695	83%	25%

International commerce
Retail	358	2%	501	81	3%	40%
Wholesale	1,111	7%	1,245	201	6%	12%

Total international commerce	1,469	9%	1,746	282	9%	19%

Cloud computing and internet infrastructure	236	1%	485	78	2%	106%
Others	718	5%	1,305	210	6%	82%

Total	15,771	100%	20,245	3,265	100%	28%

China Commerce

       Revenue from our China commerce retail business increased by 24% from RMB12,639 million in the three months ended June 30, 2014 to RMB15,712 million (US$2,534 million) in the three months ended June 30, 2015. The increase was mainly driven by the growth in online marketing services revenue and commission revenue. Commission revenue as a percentage of China commerce retail revenue remained stable at 32% in the three months ended June 30, 2015, compared to the same period in 2014. Revenue growth during this period reflected an increase of 34% in GMV transacted on our China retail marketplaces, which was primarily driven by an increase in the number of active buyers. Our monetization rate during this period decreased from 2.52% in the three months ended June 30, 2014 to 2.33% in the three months ended June 30, 2015. Mobile monetization rate during this period increased from 1.49% in the three months ended June 30, 2014 to 2.16% in the three months ended June 30, 2015. The year-on-year decrease in monetization rate was mainly a result of (i) the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate, and (ii) a decrease in non-mobile monetization rate, partially offset by the year-on-year increase in mobile monetization rate. Our monetization rate in the three months ended June 30, 2015 reflected the negative impact of the decrease in commission revenue as a result of the suspension of our online lottery business in late February 2015, as well as the decrease in the pricing charged on Juhuasuan.

       Mobile revenue from the China commerce retail business exceeded 50% of our total China commerce retail revenue for the first time in the three months ended June 30, 2015. It increased by 225% from RMB2,454 million in the three months ended June 30, 2014 to RMB7,987 million (US$1,288 million), representing 51% of the China commerce retail revenue, in the three months ended June 30, 2015, compared to 19% in the three months ended June 30, 2014. The year-on-year increase in mobile revenue from the China commerce retail business was due primarily to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

       Revenue from our China commerce wholesale business increased by 41% from RMB709 million in the three months ended June 30, 2014 to RMB997 million (US$161 million) in the three months ended June 30, 2015. The increase was due to an increase in paying members and an increase in average revenue from paying members.

International Commerce

       Revenue from our international commerce retail business increased by 40% from RMB358 million in the three months ended June 30, 2014 to RMB501 million (US$81 million) in the three months ended June 30, 2015. The increase was primarily due to an increase in GMV transacted on AliExpress. The lower year-over-year growth rate in this period compared to the 53% year-over-year growth in the three months ended March 31, 2015 mainly resulted from deceleration in consumer demand in certain of our major international markets during the past year, including Russia and Brazil, both of which experienced significant depreciation of currencies.

       Revenue from our international commerce wholesale business increased by 12% from RMB1,111 million in the three months ended June 30, 2014 to RMB1,245 million (US$201 million) in the three months ended June 30, 2015. The increase was primarily due to an increase in the number of paying members.

Cloud Computing and Internet Infrastructure

       Revenue from our cloud computing and Internet infrastructure business increased 106% from RMB236 million in the three months ended June 30, 2014 to RMB485 million (US$78 million) in the three months ended June 30, 2015, driven by the accelerated growth of our cloud computing business. The increase was primarily due to an increase in the number of paying customers and also to an increase in their usage of our cloud computing services including more complex offerings, such as content delivery network and database services.

Other Revenue

       Other revenue in the three months ended June 30, 2015 was RMB1,305 million (US$210 million), an increase of 82% compared to RMB718 million in the same period in 2014. This increase was primarily due to the consolidation of UCWeb and AutoNavi, which provide mobile Internet services, partially offset by the reduction of revenue from the SME loan business because we transferred this business to Ant Financial Services in early February 2015.

Cost of Revenue

       Cost of revenue increased by 46% from RMB4,585 million in the three months ended June 30, 2014 to RMB6,711 million (US$1,083 million) in the three months ended June 30, 2015, representing 33% of revenue, compared to 29% in the three months ended June 30, 2014. The increase in cost of revenue as a percentage of revenue was primarily due to an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing ecosystem, and to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system and over-the-top TV services), as well as to an increase in share-based compensation expense.

Product Development Expenses

       Product development expenses increased by 66% from RMB1,952 million in the three months ended June 30, 2014 to RMB3,241 million (US$523 million) in the three months ended June 30, 2015, representing 16% of revenue, compared to 12% in the three months ended June 30, 2014. The increase in product development expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense, partially offset by the decrease in royalty fees paid to Yahoo! Inc., which terminated by contract upon completion of our initial public offering in September 2014.

Sales and Marketing Expenses

       Sales and marketing expenses increased by 85% from RMB1,212 million in the three months ended June 30, 2014 to RMB2,241 million (US$361 million) in the three months ended June 30, 2015, representing 11% of revenue, compared to 8% in the three months ended June 30, 2014. The increase was primarily due to an increase in share-based compensation expense. The increase in sales and marketing expenses as a percentage of revenue was also due to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and an increase in advertising and promotional spending mainly to promote our new business initiatives (e.g., local services) during this quarter.

General and Administrative Expenses

       General and administrative expenses increased by 138% from RMB944 million in the three months ended June 30, 2014 to RMB2,244 million (US$361 million) in the three months ended June 30, 2015, representing 11% of revenue, compared to 6% in the three months ended June 30, 2014. The increase in general and administrative expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense.

Amortization of Intangible Assets

       Amortization of intangible assets significantly increased by 176% from RMB234 million in the three months ended June 30, 2014 to RMB647 million (US$105 million) in the three months ended June 30, 2015. This increase was due to an increase in intangible assets primarily as a result of our strategic acquisitions, mainly UCWeb and AutoNavi.

Income from Operations and Operating Margin

       Income from operations decreased by 25% from RMB6,844 million in the three months ended June 30, 2014 to RMB5,161 million (US$832 million) in the three months ended June 30, 2015. Despite our revenue increasing by 28% year-over-year, income from operations decreased, due primarily to a significant increase of RMB3,995 million (US$644 million) in share-based compensation expense incurred in the three months ended June 30, 2015, compared to RMB1,073 million in share-based compensation expense in the same period in 2014, and also to other factors affecting cost and expenses as discussed above.

       Our operating margin decreased from 43% in the three months ended June 30, 2014 to 25% in the three months ended June 30, 2015. The decrease was primarily attributable to an increase in share-based compensation expense, which amounted to 7% and 20% as a percentage of revenue in the three months ended June 30, 2014 and 2015, respectively, the consolidation of acquired businesses with lower overall margins than our margins, mainly UCWeb and AutoNavi, as well as investments in new business initiatives, such as over-the-top TV services, mobile operating system and local services.

Interest and Investment Income, Net

       Interest and investment income, net increased significantly by 301% from RMB6,828 million in the three months ended June 30, 2014 to RMB27,382 million (US$4,417 million) in the three months ended June 30, 2015. The increase was primarily due to a deemed disposal gain of RMB24,734 million (US$3,989 million) arising from the deconsolidation of Alibaba Pictures in the three months ended June 30, 2015. Alibaba Pictures entered into a placing agreement in relation to the placing of its new ordinary shares, as a result of which our equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction in June 2015. Accordingly we deconsolidated the financial results of Alibaba Pictures starting from June 2015, and recognized a gain based on revaluation of our remaining equity interest in Alibaba Pictures. In the three months ended June 30, 2014, interest and investment income, net included a net gain of RMB6,251 million primarily from step-up acquisition of UCWeb and OneTouch arising from revaluations of previously held equity interests.

Other Income, Net

       Other income, net decreased by 23% from RMB711 million in the three months ended June 30, 2014 to RMB551 million (US$89 million) in the three months ended June 30, 2015, primarily due to a decrease in royalty fees and software technology service fees received from Ant Financial Services, which were RMB364 million (US$59 million) in the three months ended June 30, 2015, compared to RMB527 million in the same period in 2014.

Income Tax Expenses

       Income tax expenses decreased by 4% from RMB1,445 million in the three months ended June 30, 2014 to RMB1,394 million (US$225 million) in the three months ended June 30, 2015. Our effective tax rate decreased to 4.3% in the three months ended June 30, 2015 from 10.3% in the same period in 2014, primarily as a result of the above-mentioned investment gains of RMB24,734 million (US$3,989 million) and RMB6,251 million in the three months ended June 30, 2015 and 2014, respectively, both of which investment gains were not subject to income tax.

Net Income

       As a result of the foregoing, our net income increased by 148% from RMB12,438 million in the three months ended June 30, 2014 to RMB30,816 million (US$4,970 million) in the three months ended June 30, 2015.

Unaudited Consolidated Balance Sheet

	As of March 31, 2015	As of June 30, 2015
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	108,193	104,064	16,785
Short-term investments	14,148	11,207	1,807
Restricted cash and escrow receivables	2,297	1,915	309
Investment securities	3,658	2,508	405
Loan receivables, net	835	391	63
Prepayments, receivables and other assets	12,978	14,812	2,389

Total current assets	142,109	134,897	21,758
Investment in equity investees	33,877	64,768	10,447
Investment securities	14,611	27,105	4,372
Prepayments, receivables and other assets	4,085	4,020	648
Property and equipment, net	9,139	9,967	1,608
Land use rights	3,105	2,927	472
Intangible assets	6,575	6,202	1,000
Goodwill	41,933	32,174	5,189

Total assets	255,434	282,060	45,494

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities:
Current bank borrowings	1,990	2,265	365
Income tax payable	2,733	953	154
Accrued expenses, accounts payable and other liabilities	19,834	20,601	3,323
Merchant deposits	7,201	7,478	1,206
Deferred revenue and customer advances	7,914	8,400	1,355

Total current liabilities	39,672	39,697	6,403
Deferred revenue	445	437	71
Deferred tax liabilities	4,493	4,783	771
Non-current bank borrowings	1,609	1,694	273
Unsecured senior notes	48,994	48,771	7,866
Other liabilities	2,150	2,029	327

Total liabilities	97,363	97,411	15,711
Commitments and contingencies	—	—	—
Mezzanine equity	658	654	106
Alibaba Group Holding Limited shareholders' equity:
Ordinary shares	1	1	—
Additional paid-in capital	117,142	122,146	19,701
Treasury shares at cost	—	—	—
Restructuring reserve	(1,152)	(1,087)	(175)
Subscription receivables	(411)	(470)	(76)
Statutory reserves	2,715	2,700	435
Accumulated other comprehensive income	2,302	3,884	627
Retained earnings	24,842	55,700	8,984

Total Alibaba Group Holding Limited shareholders' equity	145,439	182,874	29,496
Noncontrolling interests	11,974	1,121	181

Total equity	157,413	183,995	29,677

Total liabilities, mezzanine equity and equity	255,434	282,060	45,494

Unaudited Condensed Consolidated Statement of Cash Flows

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	10,177	10,400	1,677
Net cash used in investing activities	(10,410)	(15,592)	(2,515)
Net cash provided by financing activities	19,090	1,111	179
Effect of exchange rate changes on cash and cash equivalents	10	(48)	(7)

Increase (decrease) in cash and cash equivalents	18,867	(4,129)	(666)
Cash and cash equivalents at beginning of period	33,045	108,193	17,451

Cash and cash equivalents at end of period	51,912	104,064	16,785

RISK FACTORS

       You should consider carefully all of the information presented in or incorporated by reference into this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment decision in respect of the Notes. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. Additional risks or uncertainties not presently known to us or that we currently deem immaterial may also harm our business. There can be no assurance that any of the events discussed in the risk factors below will not occur and if such events do occur, you may lose all or part of your investment in the Notes.

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition and results of operations.

       We have established a strong brand name and reputation for our ecosystem in China. Any loss of trust in our ecosystem or platform could harm the value of our brand and result in buyers and sellers ceasing to transact business on our marketplaces as well as participants reducing the level of their commercial activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain our position as a trusted platform for online and mobile commerce is based in large part upon:

  •
  the reliability and security of our platform;

  •
  the quality and functionality of products and the wide range of services and functions we make available to participants on our platform;

  •
  the rules governing our marketplaces;

  •
  the quality and breadth of products and services offered by sellers through our marketplaces;

  •
  the strength of our consumer protection measures; and

  •
  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

       Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects between buyers, sellers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

  •
  offer a secure and open platform for all participants;

  •
  provide tools and services that meet the evolving needs of buyers and sellers;

  •
  provide a wide range of high-quality product and service offerings to buyers;

  •
  provide sellers with a high level of traffic flow with strong commercial intent and effective online marketing services;

  •
  enhance the attractiveness of our mobile platform;

  •
  arrange secure and trusted payment settlement and escrow services;

  •
  coordinate fulfillment and delivery services with third-party logistics and delivery companies;

  •
  attract and retain third party service providers who are able to provide quality services on commercially reasonable terms to our sellers;

  •
  maintain the quality of our customer service; and

  •
  continue adapting to the changing demands of the market.

       In addition, changes we may make to enhance and improve our ecosystem and balance the needs and interests of the various participants on our ecosystem may be viewed positively from one participant group's perspective (such as buyers) but may have negative effects from another group's perspective (such as sellers). If we fail to balance the interests of all participants in our ecosystem, fewer buyers, sellers and other participants may visit our marketplaces, or they may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

Our operating philosophy and interest in maintaining the health of our ecosystem may negatively influence our short-term financial performance.

       Consistent with our operating philosophy and focus on the long-term interests of our ecosystem participants, we may take actions that fail to generate short-term financial results, and we cannot assure you that these actions will produce long-term benefits. For example, we share a significant portion of the revenue generated from our network of third-party marketing partners, or the Taobao Affiliate Network, with such marketing partners. In addition, our efforts relating to our mobile platform have emphasized expanding our user base and enhancing user experience, rather than prioritizing monetization of user traffic on our mobile platform. We also make investments in new products, services and business initiatives that may not provide economic benefits to us in the short-term or at all.

User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

       Buyers, sellers and other participants are increasingly using mobile devices in China for a wide range of purposes, including for e-commerce. While a significant and growing portion of participants access our platforms through mobile devices, this area is relatively new and developing rapidly and we may not be able to continue to increase the level of mobile access to and engagement on our marketplaces. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. Our ability to successfully expand the use of mobile devices to access our platform is affected by the following factors:

  •
  our ability to continue to provide compelling commerce platforms and tools in a multi-device environment;

  •
  the quality of our mobile offerings, or mobile-based payment services provided by Alipay;

  •
  our ability to successfully deploy apps on popular mobile operating systems that we do not control, such as iOS and Android;

  •
  our ability to adapt to the device standards used by third-party manufacturers and distributors; and

  •
  the attractiveness of alternative platforms.

       If we are unable to attract significant numbers of new mobile buyers and increase levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

We may not be able to successfully monetize traffic on our mobile platform, which could have a material adverse effect on our business.

       An increasing percentage of our users are accessing our marketplaces through mobile devices, a trend that we expect to continue. Our ability to monetize our mobile user traffic is critical to our business and our growth. We face a number of challenges to successfully monetizing our mobile user traffic, including:

  •
  providing marketing services in a compelling and effective manner on mobile devices;

  •
  developing alternative sources of revenue generated from mobile access to our marketplaces;

  •
  offering a comprehensive user experience on our mobile apps; and

  •
  ensuring that the mobile services we provide are secure and trusted.

       If as we experience increased use of mobile devices for mobile commerce we are unable to monetize that increased use, our business may not grow or could decline, and our revenues and net income would be materially reduced. For instance, to date we have chosen not to display as many marketing impressions on our mobile apps as compared to on our personal computer-based websites. Although we do not believe the increasing use of mobile devices to conduct commerce has had an adverse effect on our business, our rapid overall growth may make less apparent any adverse effects of this trend on our near-term financial performance. In the quarter ended March 31, 2015, our mobile GMV exceeded 50% of our total GMV for the first time, and we expect mobile GMV as a percentage of total GMV will continue to grow and that our monetization rates for mobile interfaces in the near term will remain lower than those we have achieved from websites because to date our focus has not been on maximizing mobile monetization and we have only recently begun to increasingly monetize mobile activities. Going forward we believe our financial results will become increasingly dependent on our ability to monetize the use of mobile devices to access our marketplaces. We expect this trend will have a greater effect on our business to the extent that shopping on mobile devices displaces transactions that could have occurred on personal computers.

We may not be able to maintain our culture, which has been a key to our success.

       Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

  •
  failure to identify and promote people in leadership positions in our organization who share our culture, values and mission;

  •
  failure to execute a management succession plan to replace our current generation of management leaders;

  •
  the increasing size and geographic diversity of our workforce;

  •
  challenges of effectively incentivizing and motivating employees who gained a substantial amount of personal wealth because of our initial public offering;

  •
  competitive pressures to move in directions that may divert us from our mission, vision and values;

  •
  the continued challenges of an ever-changing business environment;

  •
  the pressure from the public markets to focus on short-term results instead of long-term value creation;

  •
  the increasing need to develop expertise in new areas of business that affect us; and

  •
  the integration of new personnel and businesses from acquisitions.

       If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

       We face increasingly intense competition, mainly from Chinese and global Internet companies as well as from offline retailers, particularly those establishing online marketplaces. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience and availability of payment settlement and logistics services. We compete to attract and retain sellers based on our size and the engagement of buyers, and the effectiveness and value of the marketing services we offer. We also compete based on the usefulness of the services we provide, including marketing data and data science, cloud computing services, the availability of supporting services, including payment settlement and logistics services, and the quality of our customer service. In addition, we compete for motivated and effective talent and personnel, including engineers and product developers who serve critical functions in the development of our products and our ecosystem.

       Our ability to compete depends on a number of other factors as well, some of which may be out of our control, including:

  •
  the timely introduction and market acceptance of the services we offer, compared to those of our competitors;

  •
  our ability to innovate and develop new technologies;

  •
  our ability to maintain and enhance our leading position in mobile commerce in China;

  •
  our ability to benefit from new business initiatives; and

  •
  alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors.

       If we are not able to compete effectively, the GMV transacted on our marketplaces and the user activity level on our platform may decrease significantly, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Alipay's business is highly regulated, and it is also subject to a range of risks. If Alipay's services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

       Alipay provides payment processing and escrow services that are critical to our platform through contractual arrangements with us. In the twelve months ended March 31, 2015, 75% of GMV on our China retail marketplaces was settled through Alipay, and the settlement and escrow services and convenient payment mechanisms provided by Alipay are critical factors contributing to our success and the development of our ecosystem.

       We established Alipay in December 2004 to operate our payment services. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license had to cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly we divested all of our interest in and control over Alipay, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay. Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, we entered into a framework agreement with Ant Financial Services (the parent company of Alipay), Alipay, SoftBank, Yahoo, Jack Ma and Joe Tsai to govern our relationship with Alipay and its parent company, Ant Financial Services. In August 2014, we entered into a share and asset purchase agreement or the 2014 SAPA, to further restructure the economic terms of our relationship with Alipay and Ant Financial Services. Pursuant to a commercial agreement we entered into with Alipay in connection with the 2011 framework agreement, as amended through August 2014, Alipay continues to provide payment services to us on terms preferential to us, which arrangement remains unchanged under the 2014 SAPA. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

       Alipay's business is highly regulated, and it is also subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

  •
  increased regulatory focus and the requirement to comply with numerous complex and evolving laws, rules and regulations;

  •
  increasing costs to Alipay, including fees charged by banks to process funds through Alipay, which would also increase our cost of revenues;

  •
  dissatisfaction with Alipay's services or lower use of Alipay by consumers and merchants;

  •
  changes to rules or practices applicable to payment card systems that link to Alipay;

  •
  leakage of customers' personal information and concerns over the use and security of any collected information;

  •
  service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

  •
  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise; and

  •
  failure to manage business and regulatory risks.

       Regulators and third parties in China have been increasing their focus on online and mobile payment services, such as those provided by Alipay, and recent regulatory and other developments could reduce the convenience or utility of Alipay users' accounts, including the following:

  •
  In March 2014, it was reported that the PBOC had prepared a further draft of regulations relating to online and mobile payment services. In July 2015, the PBOC published a discussion draft of the proposed Administrative Rules on Non-banking Payment Institutions Online Payment Business, or the Draft Online Payment Rules, for public consultation. The Draft Online Payment Rules include a number of proposed provisions relating to account management, security measures and other matters. These provisions, if adopted, would require third-party payment providers such as Alipay to open real-name accounts for clients after verifying clients' valid identification documents and conducting multiple cross examinations on the identifications through three or more legal and secured third-party channels. For an individual client who goes through a face-to-face verification procedure or, despite of the absence of a face-to-face verification by the payment provider, conducts multiple cross examination procedures through five or more legal and secured third-party channels, the payment provider may open a general payment account for such client which can be used for online purchase, account transfer and purchasing financing products or services, and the payment limit for such account would be RMB200,000 (US$32,263) in aggregate transfers per year; for an individual client who does not go through a face-to-face verification with the payment provider, and conducts multiple cross examination procedures through three or more but less than five legal and secured third-party channels, the payment provider may only open a consumer payment account for such client which can be used for online purchase or transfer to the client's own bank accounts, and the payment limit for such account would be RMB100,000 (US$16,132) in aggregate transfers per year. In addition to the per year limit, if a client is required to go through two or more types of security measures including a digital certificate or electronic signature, the aggregate limit per day for such client's account may be set at any amount as agreed by the payment provider and the client. If the two or more types of security measures adopted by a client do not include either of a digital certificate or electronic signature, the client will be prohibited from using the funds in his online payment account to make purchases in excess of RMB5,000 (US$807) in aggregate purchases per day. The daily limit will be further decreased to RMB1,000(US$161) if the security measures adopted by a client is less than two types. If the Draft Online Payment Rules were to be adopted in their current or similar form, or other limits were imposed on the size or other aspects of transactions that may be processed through Alipay, the ability of buyers to pay for purchases on our marketplaces using Alipay payment accounts could be materially limited. The Draft Online Payment Rules, however, do not affect Alipay's escrow services. Buyers on our marketplaces could continue to pay for purchases through other means, such as online bank transfers and credit cards, and continue to fund their Alipay escrow accounts. So long as payments are not made outside of the Alipay escrow system, we would continue to collect commissions on such purchases if they were made on marketplaces on which we collect commissions

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  In March 2014, certain large commercial banks in China reduced their existing limits on the amounts that may be transferred by automatic payment from customers' bank accounts to their linked accounts with third-party payment services. Certain of these banks imposed lower limits on Alipay than on other payment services. These limits on payments funded through Alipay's automatic payment services range from RMB10,000 per day to RMB50,000 per day depending on the bank, while monthly transfer limits on payments funded through third-party payment companies' automatic payment services were set as low as RMB50,000 per month by certain banks. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automatic payment services represent only one of many payment mechanisms that buyers may use to settle transactions, the practices of the banks remain in flux. We cannot predict whether these and any additional restrictions could be put in place that could have a material adverse effect on our marketplaces.

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  In April 2014, the China Banking Regulatory Commission, or the CBRC, and the PBOC issued Joint Circular 10, which, effective June 30, 2014, will require commercial banks and other financial institutions in China to conduct additional customer verification procedures prior to establishing an automatic payment link between customers' bank accounts and their accounts with third-party payment services, such as Alipay. Once the accounts have been linked, Joint Circular 10 also requires commercial banks and other financial institutions in China to, upon the customer's request, adjust any limits imposed on the amounts that may be transferred to the linked accounts. It is unclear how commercial banks and other financial institutions will implement the additional customer verification procedures or the requirement to adjust the transfer limits.

       We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay's services declines as a result of these limitations or for any other reason, the attractiveness of our marketplaces could be materially and adversely affected.

       If we need to migrate to another third-party payment service for any reason, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by buyers and sellers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV transacted through these systems. In addition, we would no longer have the benefit of the terms preferential to us under our commercial agreement with Alipay and would likely be required to pay more for payment processing and escrow services than we are currently paying. There can be no assurance that we would be able to reach an agreement with an alternative online payments service on acceptable terms or at all.

       Moreover, because of our close association with Alipay and overlapping user base, events that negatively affect Alipay could also negatively affect customers', regulators' and other third parties' perception of us. In addition, any actual or perceived conflict of interest between us and Alipay or any other company integral to the functioning of our ecosystem could also materially harm our reputation as well as our business and prospects.

We do not control Alipay or its parent entity, Ant Financial Services, over which Jack Ma effectively controls a majority of the voting interests. Accordingly, if conflicts arise between us and Alipay or Ant Financial Services, including conflicts that could threaten our ability to continue to receive payment services on preferential terms or conflicts relating to commercial opportunities that we or Alipay or Ant Financial Services wish to pursue, such conflicts may not be resolved in our favor and could have a negative effect on our ecosystem and materially and adversely affect our business, financial condition, results of operations and prospects. Moreover, conflicts of interest may arise due to Jack Ma's role as executive chairman of our company and through his voting control over and his economic interest in Ant Financial Services, and he may not act to resolve such conflicts in our favor.

       Although we rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces, we do not have any control over Alipay. Following the divestment of our interests in and control over Alipay, effective as of the first calendar quarter of 2011, we entered into an agreement with Alipay pursuant to which Alipay provides payment services on terms that are preferential to us. The agreement, as amended through August 2014, has an initial term of 50 years from the date of the original agreement, and is automatically renewable for further periods of 50 years. Following such divestment and subsequent equity holding restructurings, an entity controlled by Jack Ma, our executive chairman, has become the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and Junao Equity Investment Partnership, or Junao, a PRC limited partnership, which are two major equity holders of Ant Financial Services. Accordingly, Jack has an economic interest in Ant Financial Services and is able to exercise the voting power of the major shareholders of Ant Financial Services. We understand that through the exercise of such voting power, Jack continues to control a substantial majority of the voting interests in Ant Financial Services.

       As noted in the immediately preceding risk factor, Alipay's business is subject to a number of risks. If Alipay were not able to successfully manage these risks, its ability to continue to deliver payment services to us on preferential terms may be undermined. Furthermore, if, notwithstanding its existing obligations to us under the agreement, Alipay sought to alter the terms of the agreement and to amend the terms of its arrangements with us in order to improve its business by modifying the payment processing terms or otherwise, there is no assurance that Jack Ma, in light of his voting control over Alipay's parent, Ant Financial Services, will act in our interest. If we were to lose such preferential terms or if Alipay is unable to successfully manage its business, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

       In addition to the payment processing and escrow services provided by Alipay, Ant Financial Services provides other financial services to participants in our ecosystem, including micro-finance services through the SME loan business that we transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015, and may provide additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Financial Services, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Financial Services have each agreed to certain non-competition undertakings under the 2014 SAPA, we cannot assure you that Ant Financial Services would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. Jack Ma may not resolve such conflicts in our favor. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack's relationship with Ant Financial Services.

       In addition, we have granted share-based awards to employees of Ant Financial Services, and Junhan has made share-based awards tied to the value of Ant Financial Services to our employees. The provision of awards to our employees tied to the value of Ant Financial Services is expected to enhance our strategic and financial relationship with Ant Financial Services. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Share-based Award Reimbursement Arrangements" and "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Awards to Our Employees by a Related Party." The share-based awards granted by Junhan to our employees resulted in expenses that are recognized by our company. Subject to the approval of our audit committee, Jack, through his role with us and his control over Junhan could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Alipay, and between us and Jack or Junhan, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

       The Internet industry is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking and other services to enhance users' online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing products and services as well as to introduce new high quality products and services that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

       Our marketplaces and platform generate and process a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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  addressing concerns related to privacy and sharing, safety, security and other factors; and

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  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

       In addition, pursuant to our data sharing agreement with Alipay and other participants in our ecosystem, which sets forth data security and confidentiality protocols, and subject to relevant legal requirements and limitations, we share certain data with Alipay and other participants in our ecosystem who provide services to sellers, such as marketing affiliates, retail operational partners, independent software vendors, or ISVs, and various professional service providers. These ecosystem participants face the same challenges inherent in handling large volumes of data and in protecting the security of such data. Any systems failure or security breach or lapse on our part or on the part of any of our ecosystem participants that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

       As we expand our operations, we will be subject to additional laws in other jurisdictions where our sellers, buyers and other participants are located. The laws, rules and regulations of other jurisdictions, such as the United States and Europe, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Our privacy policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

We may not be able to maintain or grow our revenue or our business.

       We primarily derive our revenue from online marketing services, commissions based on transaction value derived from certain of our marketplaces and fees from the sale of memberships on our wholesale marketplaces, and we have experienced significant growth in revenue in recent years. In particular, our revenue grew 52% from fiscal year 2013 to fiscal year 2014 and 45% from fiscal year 2014 to fiscal year 2015. Our marketing customers are typically brand owners, distributors and merchants who are sellers on our marketplaces. Marketing customers do not have long-term marketing commitments with us. The price a merchant is willing to pay for online marketing services generally depends on its expected GMV, profit margins and lifetime value of customers derived from such marketing investment. If those services do not generate the rate of return the seller expects or rates that are competitive to alternatives, the seller may reduce its spending on the marketing services we offer. In addition, as we currently are monetizing mobile GMV at a lower rate than GMV generated through personal computer interfaces, our revenue growth rate may be affected by the increasing proportion of mobile GMV in our overall GMV. Furthermore, our efforts to improve user experience may also adversely affect our revenue growth and financial results in the near term.

       Sellers on Tmall and Juhuasuan are required to pay a commission typically ranging from 0.3% to 5% of GMV settled through Alipay depending on the product category. If less GMV is transacted through such marketplaces or more GMV is generated from product categories with lower commission rates, or if more transactions are settled directly between buyers and sellers without using Alipay's payment processing and escrow services, the commissions we receive from transactions would decrease.

       For our wholesale marketplaces, we primarily derive revenues from membership fees. Potential changes in our strategy for monetizing our wholesale marketplaces could result in prolonged reductions in revenue from those marketplaces.

       Our future revenue growth may also depend on our ability to grow our other businesses, including our cloud computing business and the businesses we have acquired or invested in and new business initiatives we may explore in the future. In particular, we face risks associated with expanding into industries in which we have limited or no experience. For example, as we expand our entertainment business, we may be unable to produce or license quality content on commercially reasonable terms or at all, fail to anticipate or keep up with changes in user preferences, user behavior and technological developments or fail to gain access to content distribution channels. In addition, our expansion into the entertainment industry will subject us to additional regulatory risks, such as permit requirements and regulations over content in the PRC. If we are unable to successfully monetize and expand these businesses, our future revenue growth may be adversely affected.

       In addition, our revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry and changes in government policies or general economic conditions. In addition, our revenue growth rate will likely decline as our revenue grows to higher levels.

Increased investments in our business may negatively affect our margins and our net income.

       We have experienced significant growth in our profit margins and net income. For example, our operating profit and net income grew 132% and 171%, respectively, from fiscal year 2013 to fiscal year 2014. However, we cannot assure you that we will be able to maintain our growth at these levels, or at all. For example, our operating profit declined by 7% and net income only grew 4% from fiscal year 2014 to fiscal year 2015.

       Furthermore, we have made, and intend to continue to make, strategic investments and acquisitions to expand our user base, enhance our cloud computing business, add complementary products and technologies and further strengthen our ecosystem. For example, we expect to continue to make strategic investments and acquisitions relating to mobile, entertainment, cloud computing and big data, logistics services, local commerce, category expansion, healthcare, as well as the Internet of things. Our strategic investments and acquisitions may affect our future financial results, including by decreasing our margins and net income. For example, our acquisitions, including UCWeb, OneTouch and AutoNavi, resulted in an increase of expenses, but we do not expect they will materially increase our revenue in the short term. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs, which may be greater than we anticipate. Increases in our costs may materially and adversely affect our business and profitability and there can be no assurance that we will be able to sustain our net income growth rates or our margins.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

       We are constantly upgrading our marketplaces and platform to provide increased scale, improved performance for both online and mobile use of our platform and additional built-in functionality and additional capacity for our cloud computing services. Adopting new products and upgrading our ecosystem infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of buyers' and sellers' experiences and delays in reporting accurate operating and financial information. For example, on Singles Day, there is significantly higher than normal activity on our marketplaces that our systems must handle. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China and other countries in which we operate.

       Our business depends on the performance and reliability of the Internet infrastructure in China and other countries in which we operate. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

       The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our ecosystem could be disrupted by network interruptions.

       Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services is currently located in China. In addition, a large number of sellers maintain their enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contains substantial quantities of data relating to their accounts, transaction data, buyer information and other data that enables sellers to operate and manage their businesses. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities or the facilities of Alipay, Cainiao Logistics and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems or computer viruses, could result in delays or interruptions to our marketplaces and platforms, loss of our and customers' data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the sellers and other participants in our ecosystem and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

Our sellers use third-party logistics and delivery companies to fulfill and deliver their orders. If these logistics and delivery companies fail to provide reliable delivery services, or our logistics information platform were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

       We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their products to buyers. We have established a logistics information platform that is operated by Zhejiang Cainiao Supply Chain Management Co. Ltd., or Cainiao Logistics (formerly referred to as China Smart Logistics), our 48%-owned affiliate, that links our information system to those of our logistics service partners. Interruptions to or failures in these third-parties' logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of products to buyers, which would harm the reputation of our marketplaces and our ecosystem. These interruptions may be due to events that are beyond our control or the control of these logistics and delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics and delivery services could also be affected or interrupted by industry consolidation, insolvency or government shut-downs. We do not have agreements with logistics and delivery companies that require them to offer services to our sellers. The sellers on our marketplaces may not be able to find alternative logistics and delivery companies to provide logistics and delivery services in a timely and reliable manner, or at all. If the logistics information platform we use were to fail for any reason, our logistics service providers would be severely hindered from or unable to connect with our sellers, and their services and the functionality of our ecosystem could be severely affected. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If third-party service providers on our ecosystem fail to provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

       In addition to the services provided to our ecosystem by Alipay and logistics service providers, a number of third party participants, including marketing affiliates, retail operational partners, ISVs, and various professional service providers, also provide services to sellers. We do not have any agreements that require these third-party participants to provide services to sellers. To the extent these third-party service providers are unable to provide satisfactory services to sellers on commercially acceptable terms or at all or if we fail to retain existing or attract new quality service providers to our marketplaces, our ability to retain or attract sellers and buyers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

       Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. In particular, Jack Ma, our lead founder, executive chairman and one of our principal shareholders, has been crucial to the development of our culture and strategic direction.

       In addition, we have a number of employees, including many members of management, whose equity ownership in our company gave them a substantial amount of personal wealth following our initial public offering.

       As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to remain with us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

       The size and scope of our ecosystem also require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the PRC Internet industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

       Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

       We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. We do not carry business interruption or cybersecurity insurance.

Our failure to manage the growth of our business and operations could harm us.

       Our business has become increasingly complex, both in the types of businesses we operate and their scale. We have significantly expanded our headcount, office facilities and infrastructure, and anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

       Moreover, our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems. These efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

       We have acquired and invested in a significant number of businesses, technologies, services and products in recent years, including investments in equity investees and joint ventures in which we do not hold a controlling stake, and have a number of pending investments and acquisitions that are subject to closing conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities." We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments and alliances. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. These transactions involve significant challenges and risks, including:

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  difficulties integrating into our operations the personnel, operations, products, services, technology, internal controls and financial reporting of companies we acquire;

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  disruption of our ongoing business, distraction of our management and employees and increase of our expenses;

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  loss of skilled professionals as well as established client relationships of the businesses we invest in or acquire;

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  for investments over which we may not obtain management and operational control, we may lack influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in such investment;

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  new regulatory requirements and compliance risks that we become subject to as a result of acquisitions of businesses in new industries or otherwise;

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  actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred prior to our acquisition or investment, which may lead to negative publicity, government inquiry or investigations against such company or against us;

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  unforeseen or hidden liabilities or costs that may adversely affect us following our acquisition of such targets;

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  potential impairment charges or write-offs due to the changes in the fair value of the acquired targets as a result of market volatility or other reasons that we may or may not control;

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  regulatory hurdles including in relation to the anti-monopoly and competition laws, rules and regulations of China and other countries in connection with any proposed investments and acquisitions, including, in the case of our potential future acquisition of an equity interest in Ant Financial Services, PRC regulations pertaining to non-bank payment companies;

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  the risk that any of our pending or other future proposed acquisitions does not close; and

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  challenges in achieving the expected benefits of synergies and growth opportunities in connection with these acquisitions and investments, such as the inability to realize the expected benefits of the restructuring in August 2014 of our relationship with Alipay and Ant Financial Services.

       Our significant acquisition activity has occurred recently, and we do not have substantial experience in integrating major acquisitions. Any of these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In particular, the 2014 SAPA provides for future potential acquisition by us of an equity interest in Ant Financial Services, subject to certain PRC regulatory approvals. We cannot assure you that we will be able to obtain the regulatory approvals necessary for us to acquire an equity interest in Ant Financial Services, or that we will be able to acquire such equity interest in the future.

We may be subject to allegations and lawsuits claiming that items listed on our marketplaces are pirated, counterfeit or illegal.

       We have received in the past, and we anticipate we will receive in the future, communications alleging that items offered or sold through our online marketplaces by third parties or that we make available through other services, such as our online music platform, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted measures to verify the authenticity of products sold on our marketplaces and minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. We have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities carried out by third parties through our online marketplaces. We also have been and may continue to be subject to allegations that we were participants in or facilitators of such allegedly unlawful activities. For example, in May 2015 we were named as a defendant in a lawsuit filed in the Southern District of New York by Kering S.A and other plaintiffs, which asserts various claims based on, among other things, the sales of allegedly counterfeit or otherwise trademark infringing merchandise by sellers on certain of our marketplaces.

       When we receive complaints or allegations regarding infringement or counterfeit goods, we follow certain procedures to verify the nature of the complaint and the relevant facts. We believe these procedures are important for purposes of investigating the allegations in question so that we can ensure confidence in our marketplace among buyers and sellers; however, these procedures could result in delays in delistings of allegedly infringing product listings. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or our other services, we could face claims relating to such listings or sales or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit such sales or infringement.

       We may implement further measures in an effort to strengthen our protection against these potential liabilities that could require us to spend substantial additional resources and/or experience reduced revenues by discontinuing certain service offerings. In addition, these changes may reduce the attractiveness of our marketplaces and other services to buyers, sellers or other users. A customer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business. Moreover, we have in the past received negative publicity regarding the sales of counterfeit and pirated items on our marketplaces. In 2008, 2009 and 2010, Alibaba.com, and in 2008, 2009, 2010 and 2011, Taobao Marketplace, were named as "notorious markets" in the annual Special 301 Report or Special 301 Out-of-Cycle Review prepared by the Office of the U.S. Trade Representative. The U.S. Trade Representative subsequently removed these marketplaces from the list. In January 2015, the State Administration for Industry and Commerce in China, or SAIC, released a report stating that Taobao Marketplace had the highest percentage of counterfeit goods among the online marketplaces that it surveyed. Subsequently, in the same month, the SAIC released a self-described "white paper" discussing perceived failures of our platform, including an alleged failure to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. Although the SAIC withdrew the so-called "white paper" the same day it was released, and later clarified that the document carried no legal force, continued public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing such items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplaces, harm our business, result in litigation and regulatory pressure or action against us and diminish the value of our brand name.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our marketplaces and other sources of customer dissatisfaction would harm our business.

       We face risks with respect to fraudulent activities on our marketplaces and periodically receive complaints from buyers who may not have received the goods that they had purchased, as well as complaints from sellers who have not received payment for the goods that a buyer had contracted to purchase. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among our sellers, buyers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces to buyers or sellers. In addition, sellers on our marketplaces contribute to a fund to provide consumer protection guarantees. If our sellers do not perform their obligations under these programs, then we may use funds that have been deposited by sellers in a consumer protection fund to compensate buyers. If the amounts in the fund are not sufficient, we may choose to compensate buyers for such losses although we are not legally obligated to do so. Although we have recourse against our sellers for any amounts we incur, there is no assurance that we would be able to collect from our sellers.

       In addition to fraudulent transactions with legitimate buyers, sellers may also engage in fictitious or "phantom" transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm buyers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is.

       Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. For instance, we learned that in early 2011 and 2012 in two separate incidents, certain of our employees had accepted payments from sellers in order to receive preferential treatment on Alibaba.com and Juhuasuan. Although we dismissed the employees responsible for the incidents and have taken action to further strengthen our internal controls and policies with regard to the review and approval of seller accounts, sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any such illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of trusted marketplaces, which could drive users and buyers away from our marketplaces, and materially and adversely affect GMV transacted on our marketplaces, our revenues and our net income.

       In January 2015, the SAIC discussed alleged fraudulent and fictitious transactions on our China retail marketplaces in its self-described "white paper." Although the SAIC withdrew the so-called "white paper" the same day it was released and later clarified that the document carried no legal force, the negative publicity and user sentiment generated as a result of this document or other allegations of fraudulent or deceptive conduct on our platform, whether allegedly engaged in by our employees or by third parties, could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current sellers, buyers and other participants, damage our reputation, result in shareholder or other litigation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

       We process millions of transactions on a daily basis on our marketplaces, and the high volume of transactions taking place on our marketplaces and publicity about our business creates the possibility of heightened attention from the public, the media and our participants. For example, we receive complaints from our sellers, buyers and other participants about our marketplaces. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation. Corporate transactions we or related parties undertake may also subject us to increased media exposure and public scrutiny. There is no assurance that we would not become a target for public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

       In addition, our directors and management have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our executive chairman or other founders, directors or management, even if untrue or inaccurate, may harm our reputation.

We and Ant Financial Services are subject to various laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations.

       The industries in which we and Ant Financial Services operate in the PRC, including online and mobile commerce and payments, financial services and cloud computing, are highly regulated. The PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations and require new and additional licenses, permits and approvals from us and our users. These laws, rules and regulations and their application to us could take a direction that is adverse to our or Ant Financial Services' business at any time. In addition, there is no assurance that any required licenses, permits and approvals could be obtained in a timely or cost-effective manner, and failure to obtain them could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement as well as tax policy in the PRC could also result in additional compliance obligations and increased costs or place restrictions upon our current or future operations. Any such legislation or regulation could also severely disrupt and constrain our business and the payment services used on our marketplaces.

       Transactions conducted through our cross-border marketplaces may be subject to different customs and import/export rules and regulations. These rules and regulations are complex, and customs and tax authorities in the relevant jurisdictions may challenge our interpretation of applicable customs and import/export rules relating to product shipments under their respective customs and import/export laws and treaties. In addition, we will also face the challenge of complying concurrently with the compliance rules and regulations of multiple jurisdictions, and such rules or regulations could conflict or interact with each other in complex ways.

       We have from time to time been subject to PRC and other foreign government inquiries and investigations, including those relating to website content and alleged third-party intellectual property infringement. We also face scrutiny, and have been subject to inquiries and investigations, from foreign governmental bodies that focus on cross-border trade, intellectual property protection, human rights and user privacy matters. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems. The increasing sophistication and development of our user base will also increase the need for higher standards of user protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs, diversion of management and other resources, as well as negative publicity, which could harm our business and reputation and materially reduce our revenue and net income.

       Alipay, which provides the substantial majority of the payment processing services on our marketplaces, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. These laws, rules and regulations are highly complex and could change or be reinterpreted to make it difficult or impossible for Alipay to comply. In recent years, the PRC government has increasingly focused on regulation of the financial industry, including laws, rules and regulations relating to the provision of payment services. See "— We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Alipay's business is highly regulated, and it is also subject to a range of risks. If Alipay's services are limited, restricted, curtailed or degraded in any way or become unavailable to us for any reason, our business may be materially and adversely affected." In addition, Alipay is required to maintain a payment business license in the PRC. In 2011, we divested our interest in and control over Alipay in response to PBOC regulations issued in June 2010 that required non-bank payment companies to obtain a payment business license before September 1, 2011. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities but stated that specific guidelines applicable to license applications for foreign-invested payment entities would be issued separately (although no such guidelines have been issued as of the date of this prospectus). Accordingly, our management restructured the ownership and control of Alipay into a company wholly-owned by PRC nationals in order to obtain a payment business license within the time period prescribed by the PBOC regulations. In August 2014, we entered into the 2014 SAPA to further restructure the economic terms of our relationship with Alipay and its parent company. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Share and Asset Purchase Agreement."

       Alipay is also required to maintain other applicable money transmitter or other licenses and approvals from regulatory authorities in other jurisdictions in which it operates, and the expansion by Alipay of its business may require additional licenses and approvals. Currently, in certain jurisdictions where Alipay does not have the required money transmitter or other licenses, Alipay provides payment processing and escrow services through third-party service providers. If these providers were to terminate their relationship with Alipay or otherwise cease providing services to Alipay, cross-border transactions on our marketplaces would be negatively affected. If Alipay fails to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay's business, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

       Third parties may claim that the technology used in the operation of our platforms or our service offerings, including our cloud computing services, infringes upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

       China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our marketplaces and websites were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

       The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may become the target of anti-monopoly and unfair competition claims, which may result in our being subject to fines as well as constraints on our business.

       Although the PRC Anti-Monopoly Law is relatively recent, having taken effect on August 1, 2008, two of the three PRC anti-monopoly enforcement agencies, the National Development and Reform Commission, or the NDRC, and the SAIC, have in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. The PRC Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-Monopoly Law. As public awareness of the rights under the PRC Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers may resort to the remedies under the law to improve their competition position, regardless of the merits of their claims.

       From time to time, we may receive close scrutiny from government agencies under the PRC Anti-Monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit or administrative proceeding initiated against us may result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity which could harm our reputation and negatively affect the trading price of the Notes. These constraints could include forced termination of any agreements or arrangements that are determined to be in violation of anti-monopoly laws, required divestitures and limitations on certain business practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our operating costs. These constraints could also enable our competitors to develop websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces among sellers, buyers and other participants, and cause our revenue and net income to decrease materially.

We may face challenges in expanding our cross-border operations.

       As we plan to continue expanding our existing cross-border operations into existing and other markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which our company may be less well-known. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our cross-border business will also expose us to risks inherent in transacting business globally, including:

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  lack of acceptance of our service offerings;

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  challenges and increased expenses associated with staffing and managing cross-border operations and managing an organization spread over various jurisdictions;

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  trade barriers such as import and export restrictions, competition law regimes and other trade restrictions;

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  differing and potentially adverse tax consequences;

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  increased and conflicting regulatory compliance requirements;

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  challenges caused by distance, language and cultural differences;

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  increased costs to protect intellectual property;

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  exchange rate fluctuations; and

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  political instability and general economic or political conditions in particular countries or regions.

As we expand further into new regions and markets, these risks could intensify. One or more of these factors could adversely impact our cross-border operations. Accordingly, any efforts we make to expand our cross-border operations may not be successful. Failure to expand our cross-border operations could materially and adversely affect our business, financial condition and results of operations.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

       Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our services that could damage our and our management's reputation and our brand and materially deter consumers from making purchases on our marketplaces. Our ability to respond to our competitors' misleading marketing efforts may be limited during our self-imposed quiet periods around quarter ends or due to legal prohibitions on permissible public communications by us during certain other periods.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

       The success of our business ultimately depends on consumer spending. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

       The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 7.4% in 2014. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

       Our results of operations fluctuate significantly from quarter to quarter. In addition, our business is characterized by seasonal fluctuations, which may cause further fluctuations. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV. The performance of our equity investees and of businesses, including internally developed businesses, in which we have made investments may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain financial instruments, share-based awards, previously held equity interests upon disposal or step acquisitions. Given that the fair value movements of the underlying equities of financial instruments, share-based awards or previously held equity interests are beyond the control of our management, the magnitude of the related accounting impact is unpredictable and may affect our results of operations significantly. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. If our growth slows, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, we expect that our fixed costs and expenses, such as payroll and benefits, bandwidth and co-location fees, will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

       Our quarterly and annual financial results will likely differ from our historical performance. To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our Notes could decline materially.

We may not be able to protect our intellectual property rights.

       We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

       Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our marketplaces.

       Due to several high-profile incidents involving food safety and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food and beverage and healthcare products, which could expose us to increasing liability associated with consumer protection laws in those areas. Operators of commerce marketplaces and platforms are subject to certain provisions of consumer protection laws even where such operator is not the seller of the product or service purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of sellers or service providers. In addition, if we do not take appropriate remedial action against sellers or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the seller or service provider for such infringement. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertakings such platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to SAIC or its local branches any violation of applicable laws, regulations or SAIC rules by sellers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to such sellers or service providers. If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations. We do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the sellers on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

Tightening of tax compliance efforts with respect to the revenue or profit generated by our sellers could materially and adversely affect our business, financial condition and results of operations.

       E-commerce in China is still developing, and the PRC government may require operators of marketplaces, such as our company, to assist in the collection of taxes with respect to the revenue or profit generated by sellers from transactions conducted on their platforms. A significant number of small businesses and sole proprietors operating businesses through storefronts on Taobao Marketplace may not have completed the required tax registration. PRC tax authorities may enforce registration requirements that target small businesses or sole proprietors on Taobao Marketplace and may request our assistance in these efforts. As a result, these sellers may be subject to more stringent tax compliance requirements and liabilities and their business on our marketplaces could suffer or they could decide to remove their storefronts from our marketplace rather than comply, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our sellers, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our sellers, in which case, potential sellers might not be willing to open storefronts on our marketplaces.

       Potential heightened enforcement against participants in e-commerce transactions (including imposition of reporting or withholding obligations on operators of marketplaces with respect to business tax or value-added tax of sellers) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

       We have been involved in litigation relating principally to third-party intellectual property infringement claims, contract disputes involving sellers and buyers on our platform, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, and as litigation becomes more common in China, we may face an increasing number of such claims, including those involving higher amounts of damages.

       As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China. We will need to defend against such lawsuits, including any appeals of such lawsuits should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such cases and any adverse outcome of these cases could have a material adverse effect on our business and results of operations. In particular, we have been named as a defendant in certain purported shareholder class action lawsuits described in "Business — Legal Proceedings." We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff's appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. In addition, although we obtained directors and officers liability insurance, the insurance coverage may not be adequate to cover our indemnification obligations.

       In addition, on January 30, 2015, the SEC initiated a non-public inquiry into whether any violations of the federal securities laws have occurred. Please see "Business — Legal Proceedings — Regulatory Inquiry." As part of its inquiry, the SEC requested that we voluntarily provide certain information. We have agreed to voluntarily cooperate with the SEC and have been cooperating with the SEC. We intend to continue to cooperate fully with the SEC's inquiry and to provide the SEC with the requested information. However, the inquiry has resulted and could continue to result in considerable legal expenses, the diversion of a significant amount of management's attention from other business concerns and could harm our business. There can be no assurance that the SEC will not recommend action against us, or our directors or officers, which could include penalties, fines, injunctive relief, a cease and desist order, limitations on the service of directors or officers, and other sanctions. We can provide no assurances as to the outcome of the SEC's inquiry.

       The existence of litigation, claims, investigations and proceedings may harm our reputation and adversely affect the trading price of our Notes. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may suffer reputational harm and the price of the Notes may decrease significantly due to business dealings or connections of sellers or buyers on our marketplaces with sanctioned countries.

       Cuba, Iran, Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are the target of comprehensive U.S. economic sanctions. We do not have physical staff or operations in these sanctioned countries, and although our websites are open and available worldwide, we do not actively solicit business from users in these sanctioned countries. As a non-U.S. entity, we are not generally required to comply with U.S. sanctions to the same extent as U.S. entities, with certain exceptions principally relating to our U.S. subsidiaries, any of our employees who are U.S. persons or dealings involving U.S.-origin goods or services. In the case of Alibaba.com, our aggregate revenue from members in these sanctioned countries in fiscal year 2015 accounted for less than 0.02% of our international wholesale commerce cash revenue. In the case of AliExpress and Taobao Marketplace, an insignificant number of orders have been placed by buyers from the sanctioned countries, with an aggregate GMV settled of approximately US$3.4 million in the twelve months ended March 31, 2015. As all transaction fees on AliExpress and Taobao Marketplace are paid by sellers, primarily based in China, we do not earn any fees or commissions from buyers in sanctioned countries in respect of transactions conducted on these platforms.

       Certain U.S.-based institutional investors, including state and municipal governments and universities, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with sanctioned countries. Accordingly, as a result of activities on our marketplaces involving users based in the sanctioned countries, certain investors may not wish to invest, and may divest their investment, in us. Such divestment initiatives may negatively impact our reputation and investor sentiment with respect to the Notes may be materially and adversely affected. In addition, as our business continues to expand, our business partners, joint venture partners or other parties that have collaborative relationship with us or our affiliates may engage in activities in or with sanctioned countries, which may also result in negative publicity and reputational harm against us. Any negative investor sentiment as a result of such reputational issues may cause the price of the Notes to decline significantly and may materially reduce the value of our investment in the Notes.

We may be subject to liability for content on our websites and mobile interfaces that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

       Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces, and promptly take appropriate action with respect to such items, content or services. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or mobile interfaces or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be subject to fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

       In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our marketplaces, including product reviews and message boards, by our buyers, sellers and other marketplace participants.

       Regardless of the outcome of such a dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

       We have issued an aggregate of US$8.0 billion unsecured senior notes. We have also entered into a US$3.0 billion revolving credit facility, which we have not yet drawn. Under the terms of our unsecured senior notes and credit facility and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facility or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

       We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, trading price of our Notes, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and the Internet industry in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.

We are subject to interest rate risk in connection with our indebtedness.

       We are exposed to interest rate risk related to our indebtedness. The interest rates under our credit facility and one tranche of our unsecured senior notes with an aggregate principal amount of US$300 million are based on a spread over LIBOR. As a result, the interest expenses associated with such indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

We may not have sufficient insurance coverage to cover our business risks.

       We have obtained insurance to cover certain potential risks and liabilities, such as property damage. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

       Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS Ebola, or other epidemical diseases, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Risks Related to our Corporate Structure

The Alibaba Partnership and related voting agreements limit the ability of our shareholders to nominate and elect directors.

       Our articles of association allow the Alibaba Partnership to nominate or appoint a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

       In addition, we have entered into a voting agreement pursuant to which SoftBank, Yahoo, Jack Ma and Joe Tsai have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our articles of association. In addition, pursuant to the voting agreement, Yahoo, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election. Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank and Yahoo have agreed to give Jack and Joe a proxy over, with respect to SoftBank, any portion of its shareholdings exceeding 30% of our outstanding shares and, with respect to Yahoo, all of its shareholdings up to a maximum of 121.5 million of our ordinary shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully diluted basis or we materially breach the voting agreement.

       This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our articles of association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company and, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control. As of the date of this prospectus, the parties to the voting agreement and the partners of the Alibaba Partnership held in aggregate more than 50% of our outstanding ordinary shares (including unvested shares and shares underlying vested and unvested awards). See "Alibaba Partnership."

The interests of the Alibaba Partnership may conflict with other parties that have interests in our company, including holders of the Notes and our shareholders.

       The nomination and appointment rights of the Alibaba Partnership limits the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which another interested constituencies, including holders of the Notes and our shareholders, disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. For example, because the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of our ecosystem participants at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from your interests, you may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

Our articles of association contain anti-takeover provisions.

       Our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our company, including:

  •
  a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series;

  •
  a provision that grants the Alibaba Partnership the right to nominate a simple majority of our board of directors notwithstanding a change of control or merger of our company; and

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  a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

       These provisions could have the effect of delaying, preventing or deterring a change in control.

SoftBank owns more than 30% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

       As of March 31, 2015, SoftBank owned approximately 32% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Yahoo, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank's director nomination right is also reflected in our articles of association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

       For more information, see "Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Voting Agreement."

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

       Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

       While the significant majority of our revenue was generated by our wholly-foreign owned enterprises in fiscal year 2015, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. The variable interest entities are owned by PRC citizens who are our founders or senior employees or by PRC entities owned by such PRC citizens, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

       In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and their respective equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

       It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please also see "— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law."

       If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our material variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law.

       The Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China While the MOFCOM solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

       Among other things, the draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" on the "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

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  holding 50% or more of the voting rights or similar equity interest of the subject entity;

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  holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or

  •
  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters.

       Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list" purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

       The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us and certain of our equity investees such as Weibo and Youku Tudou, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

       Based on the definition of "control" in the draft Foreign Investment Law as currently proposed, we believe that there are strong basis for a determination that we and our variable interest entities are ultimately controlled by PRC citizens for the following reasons:

  •
  Alibaba Partnership has an exclusive right to nominate and appoint up to a simple majority of the members of our board of directors and therefore effectively controls the board and all management decisions of our company;

  •
  nearly all of the partners of Alibaba Partnership are PRC citizens; and

  •
  Alibaba Partnership exercises its nomination rights by a majority of votes of all its partners.

See "Alibaba Partnership."

       However, there are significant uncertainties as to how the control status of our company, our variable interest entities and our equity investees with a VIE structure would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated entities and the businesses operated by our equity investees with a VIE structure would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we or our equity investees with a VIE structure were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us or such equity investees under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

       In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, a prospectus would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

       We rely on contractual arrangements with our variable interest entities to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see "Our History and Corporate Structure — Our Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

       If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the relevant variable interest entities have exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations." Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

       If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with respect to each variable interest entity to secure certain obligations of such variable interest entity or its equity holders to us under the contractual arrangements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

       In addition, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

       The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

       Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of such variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entities, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

       PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including Jack Ma, our lead founder and executive chairman, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, Jack has a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entities and as directors or employees of our company, and may also arise due to dual roles both as variable interest entity equity holders and as directors or employees of our company.

       We cannot assure you that these individuals will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material and adverse effect on our business, financial condition and results of operations."

       In April 2015, Simon Xie, who is one of our founders and an equity holder in certain of our variable interest entities, was granted a financing with an aggregate principal of up to RMB6.9 billion by a major financial institution in the PRC, which was used to fund a minority investment in Wasu via a PRC limited partnership. A company controlled by Jack Ma serves as one of the general partners of this PRC limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to a return of its RMB10,000 capital contribution. The financing is secured by a pledge of the Wasu shares acquired by the PRC limited partnership, and a pledge of certain wealth management products we purchased. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the above financing. We expect that these arrangements will facilitate our entering into and strengthen strategic business arrangements with Wasu to pursue our strategy of expanding entertainment offerings to our customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities — Entertainment — Wasu" and "Related Party Transactions — Pledge for the Benefit of and Loan Arrangement with a Related Party."

       We cannot assure you that Jack Ma or Simon Xie will act in our interest given Jack's ability to control one of the general partners of the PRC limited partnership and Simon's economic interests as a limited partner of the PRC limited partnership that invested in Wasu, respectively, nor can we assure you that they will not breach their respective obligations to us as our director and executive officer, in the case of Jack, or as our employee, in the case of Simon, including their respective obligations not to compete with us pursuant to the terms of their employment agreements. In addition, the interests of Mr. Shi, as an independent third party, may not coincide with those of Jack as the other general partner in the PRC limited partnership that made the investment, or with our interests in pursuing our entertainment strategy. If any such conflicts arise between Jack and Mr. Shi in conducting the business of the PRC limited partnership, it could potentially have a material adverse effect on our relationship with the shareholder of Wasu and, consequently, on our ability to achieve the strategic objectives of our alliance with Wasu. Furthermore, there is no assurance that Simon will have sufficient resources to repay the loans in a timely manner or at all. The loan that we provided to Simon is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. However, if Simon fails to repay the loan, our enforcement of such secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

The contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

       The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm's length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People's Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

       Most of our operations are conducted in the PRC and substantially all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

       The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

       While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

       Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

       In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

       Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

       Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify MOFCOM, in advance of any transaction where the parties' revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM's practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

       SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37 on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly review the applications and conduct the registration.

       Furthermore, since it is unclear how those new SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

       Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, RSUs or options may follow SAFE Circular 37 and the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

       In addition, the State Administration for Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash and financing requirements.

       We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the variable interest entities, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the variable interest entities incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

       Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2015, these restricted assets totaled RMB26,902 million (US$4,340 million).

       Limitations on the ability of the variable interest entities to make remittance to the wholly-foreign owned enterprises to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

The services conducted by our wholly-foreign owned enterprises might be regarded as a form of online advertising or as part of services requiring an Internet content provider license or other licenses and subjecting us to other laws, rules and regulations as well as increased taxes.

       Our pay-for-performance, or P4P, services and other related services are currently not classified as a form of online advertising in China or as part of services requiring an ICP license or other licenses. We conduct our P4P and other related business through our wholly-foreign owned enterprises in the PRC, which are not qualified to operate an online advertising business and do not hold an ICP license. However, we cannot assure you that the PRC government will not classify our P4P and other related services as a form of online advertising or as part of services requiring an ICP license or other licenses in the future. If new regulations characterize our P4P and other related services as a form of online advertising or as part of ICP services requiring an ICP license or other licenses, we may have to conduct our P4P business through the variable interest entities, which are qualified to operate online advertising business and hold ICP or other licenses.

       If we conducted our P4P business through the variable interest entities, we may face increased scrutiny from the tax authorities and may incur additional taxes on any services fees paid by the variable interest entities to the wholly-foreign owned enterprises. In addition, advertising services are subject to a cultural construction fee under PRC law, which is a 3% surcharge in addition to the applicable value-added tax. If our P4P and other related services were to be considered a form of online advertising, our revenue from those services would be subject to the 3% surcharge. If that were to occur, our margins would decline and our net income could be reduced. In addition, the substantial revenue streams attributable to our P4P services would then be collected from variable interest entities and subject to the risks associated with the variable interest entities. If the change in classification of our P4P and other related services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and late payment interest.

       Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator's license for operating an advertising business.
       In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser's operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. If we become subject to PRC advertising laws, we would need to take steps to monitor, and to ensure that our third-party marketing affiliates monitor, the content of any advertisements displayed on our platforms. This could require considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with such laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

       Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. Currently, we generate only a small portion of our revenues offshore. However, if this proportion were to increase and if we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

Interest payments for the Notes payable to foreign investors and gains on the transfer of the Notes by foreign investors may become subject to PRC taxation.

       Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to interest payments payable on debt instruments by a PRC resident enterprise to the holders of such debt instruments that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the interest payments are not effectively connected with such establishment or place of business, to the extent such interest payments are derived from sources within the PRC. Similarly, any gain realized on the transfer of such debt instruments by such holders is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, interest payments relating to the Notes, and any gain realized by the investors from the transfer of the Notes, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation.

       In addition, under the PRC business tax law, if a debt instrument holder is an entity, when it transfers a debt instrument to a PRC entity or individual, any gain realized on such transfer of debt instrument is also subject to PRC business tax at a current rate of 5%. See "Regulation — Tax Regulations." It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of the Notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and to claim foreign tax credit if applicable. If interest payments made to our non-PRC holders of the Notes, or gains from the transfer of the Notes by the holders are subject to PRC tax, the value of your investment in the Notes may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

       Operating in the high-technology and software industry, a number of our China operating entities enjoy various types of preferential tax treatment according to the prevailing PRC tax laws. Our PRC subsidiaries may, if they meet the relevant requirements, qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan.

       For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three calendar years. The software enterprise qualification is subject to an annual assessment. For a qualified key software enterprise within the scope of the PRC national plan, the applicable enterprise income tax rate for a calendar year is 10%. The key software enterprise qualification is subject to an assessment every two years. Our effective tax rate in fiscal year 2015 was 19.8%. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Taxation — PRC Income Tax."

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company.

       On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

       According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

       There are uncertainties as to the application of Bulletin 7. As Bulletin 7 was promulgated recently, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

       The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

       Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, or pay principal and interest in foreign currencies to the holders of the Notes. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entities.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. On August 11, 2015, the PRC government set the central parity rate for the RMB nearly 2% lower than that of the previous day and announced that it will begin taking into account previous day's trading in setting the central parity rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while a significant portion of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially and adversely affect our liquidity and cash flows. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making interest payments on the Notes or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.

The audit report included in this prospectus is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, our shareholders are deprived of the benefits of such inspection.

       As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, PricewaterhouseCoopers is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

       Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

       In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "big four" accounting firms, including the affiliate of our auditor, and also against Dahua, the former BDO affiliate in China. The

Rule 102(e) proceedings initiated by the SEC relate to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under PRC law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

       In January 2014, the administrative judge reached an initial decision that the China-based affiliates of the "big four" accounting firms should be barred from practicing before the SEC for a period of six months. In February 2014, the accounting firms filed a petition for review of the initial decision. In February 2015, each of the "big four" accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

       If the affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, we would need to consider with our Hong Kong based auditor the alternate support arrangements they would need in their audit of our operations in China. If our auditor were unable to have alternate support or otherwise were unable to address issues related to the production of documents pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange, the delisting of the Notes or deregistration of our ADSs and the Notes from the SEC, or all of the above. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in the U.S. All these would materially and adversely affect the market price of the Notes and substantially reduce or effectively terminate the trading of the Notes in the United States.

Risks Related to the Exchange Offer

If you choose not to exchange your Outstanding Notes, the present transfer restrictions will remain in force and the market price of your Outstanding Notes could decline

       If you do not exchange your Outstanding Notes for Notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the Outstanding Notes as set forth in the final offering memorandum distributed in connection with the private offering of the Outstanding Notes. In general, the Outstanding Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act. You should refer to the section of the prospectus entitled "The Exchange Offer" for information about how to tender your Outstanding Notes.

       The tender of Outstanding Notes under the exchange offer will reduce the principal amount of the Outstanding Notes, which may have an adverse effect upon, and increase the volatility of, the market price of the Outstanding Notes due to reduction in liquidity.

You must comply with the exchange offer procedures in order to receive freely tradable Notes.

       Delivery of the Notes in exchange for the Outstanding Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

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  Certificates for the Outstanding Notes or a book-entry confirmation of a book-entry transfer of the Outstanding Notes into the exchange agent's account at DTC, as a depository, including an agent's message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

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  A completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message in place of the letter of transmittal; and

  •
  Any other documents required by the letter of transmittal.

       Therefore, holders of the Outstanding Notes who would like to tender the Outstanding Notes in exchange for Notes should be sure to allow enough time for the Outstanding Notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See "The Exchange Offer — Procedures for Tendering."

We may make repurchases of Outstanding Notes or pay those notes at maturity and any repurchases or repayments could be more favorable to holders of Outstanding Notes than the terms of this offer.

       We may, at any time, purchase Outstanding Notes in the open market, in privately negotiated transactions, through subsequent tender offers or otherwise. If any Outstanding Notes remain outstanding after consummation of the exchange offer, we may also pay in full at maturity those notes. Any other purchases may be on the same terms or on terms which may be more or less favorable to holders than the terms of the exchange offer. Any other purchases by us will depend on various factors existing at that time. The exchange offer will not prevent us from exercising our rights under the indenture under which your Outstanding Notes were issued to defease or otherwise discharge our obligations with respect to the Outstanding Notes.

Some holders who exchange their Outstanding Notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

       If you exchange your Outstanding Notes in the exchange offer for the purpose of participating in a distribution of the Notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The exchange offer will result in reduced liquidity and fewer rights for the Outstanding Notes

       To the extent the exchange offer is successful, the trading market for Outstanding Notes that are not tendered and exchanged will become very limited due to the reduction in the amount of Outstanding Notes outstanding after the exchange offer, which might adversely affect the liquidity and market price of such Outstanding Notes. The Outstanding Notes may trade at a significant discount depending on prevailing interest rates, the market for Outstanding Notes with similar credit features, our performance and other factors. Furthermore, the prices at which any such trading occurs in the Outstanding Notes could be extremely volatile. Holders of Outstanding Notes not tendered and exchanged may attempt to obtain quotations for their Outstanding Notes from their brokers; however, there can be no assurance that an active market in the Outstanding Notes will exist following consummation of the exchange offer and no assurance can be given as to the prices at which the Outstanding Notes may trade.

Risks Related to the Notes

The amount of interest payable on the 2017 Floating Rate Notes is set only once per period based on three-month LIBOR on the interest determination date, and such rate may fluctuate substantially.

       In the past, the level of three-month LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during an interest period, and you should not take the historical levels of three-month LIBOR as an indication of its future levels. You should further note that although the actual three-month LIBOR on an interest payment date or at other times during an interest period may be higher than three-month LIBOR on the applicable interest determination date, you will not benefit from three-month LIBOR at any time other than on the interest determination date for such interest period. As a result, changes in three-month LIBOR may not result in a comparable change in the market value of the 2017 Floating Rate Notes.

Increased regulatory oversight and changes in the method pursuant to which three-month LIBOR is determined may materially decrease the value of the 2017 Floating Rate Notes.

       Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the BBA, in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. At this time, it is not possible to predict the effect of any such changes or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes may adversely affect the trading market for LIBOR-based securities, including the 2017 Floating Rate Notes.

An increase in interest rates could result in a decrease in the relative value of the Fixed Rate Notes.

       In general, as market interest rates rise, debt securities bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase the Fixed Rate Notes and market interest rates increase, the market value of the Fixed Rate Notes may decline.

Redemption by us of the Fixed Rate Notes may materially reduce your investment returns.

       We have the right to redeem some or all of the Fixed Rate Notes prior to their maturity. We may redeem the Fixed Rate Notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received upon any such redemption in a comparable security at an effective interest rate as favorable as that of the Fixed Rate Notes or at all.

The Notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness.

       The Notes will not be secured by any of our assets. As a result, the Notes will be effectively subordinated to our existing and future secured indebtedness with respect to the assets that secure that indebtedness. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of us, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the Notes only after all such secured indebtedness has been paid in full. As a result, the holders of the Notes may receive less ratably than the holders of secured debt in the event of our bankruptcy, insolvency, liquidation, dissolution or reorganization.

The Notes will be structurally subordinated to all obligations of our existing and future subsidiaries and consolidated affiliated entities.

       The Notes are not guaranteed by any of our existing or future subsidiaries and consolidated affiliated entities, who together hold substantially all of our operating assets and conduct substantially all of our business. Our subsidiaries and consolidated affiliated entities will have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The Notes will be structurally subordinated to all indebtedness and other obligations of our subsidiaries and consolidated affiliated entities such that in the event of bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of any of our subsidiary or consolidated affiliated entity, all of such subsidiary's or consolidated affiliated entity's creditors (including trade creditors) would be entitled to payment in full out of such subsidiary's or consolidated affiliated entity's assets before we would be entitled to any payment. As of June 30, 2015, we (including our controlled entities) had US$0.3 billion of secured unsubordinated liabilities, primarily consisting of non-current bank borrowings, and US$15.4 billion of unsecured liabilities, primarily consisting of the Outstanding Notes, accrued expenses, accounts payable and other liabilities, deferred revenue and customer advances, and merchant deposits. As of June 30, 2015, our controlled entities had US$0.3 billion of secured unsubordinated liabilities, primarily consisting of non-current bank borrowings, and US$7.4 billion of unsecured liabilities, primarily consisting of accrued expenses, accounts payable and other liabilities, deferred revenue and customer advances, and merchant deposits.

       In addition, the indenture governing the Notes will permit these subsidiaries and consolidated affiliated entities to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries and consolidated affiliated entities.

The indenture does not restrict the amount of additional debt that we may incur and has limited restrictions on our ability to incur secured or guaranteed debt, which may, among other things, make it more difficult for us to satisfy our obligations with respect to the notes.

       The Notes and the indenture under which the Notes will be issued do not limit the amount of unsecured debt that may be incurred by us or our subsidiaries or consolidated affiliated entities, and permit us and our subsidiaries and consolidated affiliated entities to incur or guarantee an unlimited amount of bank debt, bank loans and securitizations as well as other types of indebtedness in certain circumstances without securing or guaranteeing the Notes equally and ratably therewith. In addition, we (including our controlled entities) are permitted to secure capital markets indebtedness in certain circumstances. Our and our subsidiaries' and consolidated affiliated entities' incurrence of additional debt may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes, a loss in the market value of your Notes and a risk that the credit rating of the Notes is lowered or withdrawn.

We may not be able to repurchase the Notes upon a Change in Law.

       Upon the occurrence of a "Change in Law" as described in "Description of the Notes — Repurchase Upon Triggering Event," and subject to certain other conditions, we will be required to offer to repurchase all of the Notes then outstanding at 101% of their principal amount, plus accrued and unpaid interest, if any, to (but not including) the date of repurchase. The source of funds for any purchase of the Notes would be our available cash or cash from operations generated by our subsidiaries or consolidated affiliated entities or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a Change in Law because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a Change in Law and repay our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Furthermore, our ability to repurchase the Notes may be limited by applicable law.

Holders of the Notes may not be able to determine when a Change in Law giving rise to their right to have the Notes repurchased has occurred.

       The definition of "Change in Law" in the indenture that will govern the Notes includes a phrase relating to any change in laws, regulations and rules that result in our being unable to operate "substantially all" or derive "substantially all" of the economic benefits from, our business operations. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the Notes as a result of a Change in Law may be uncertain.

The terms of the indenture and the Notes provide only limited protection against significant corporate events that could materially and adversely impact your investment in the Notes.

       While the indenture and the Notes contain terms intended to provide protection to holders of the Notes upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, these terms are limited and may not be sufficient to protect your investment in the Notes. For example, the indenture that will govern the Notes will not prohibit some important corporate events, such as leveraged recapitalizations, even though those corporate events could significantly increase the level of our indebtedness or otherwise materially and adversely affect our capital structure, credit ratings or the value of the Notes.

       The indenture for the Notes also does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenue, income, cash flows or liquidity;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the Notes;

  •
  restrict the ability of our subsidiaries or consolidated affiliated entities to issue unsecured debt securities or otherwise incur unsecured indebtedness that would be senior to our equity interests in our subsidiaries or consolidated affiliated entities and therefore rank effectively senior to the Notes;

  •
  limit the ability of our subsidiaries or consolidated affiliated entities to service other indebtedness;

  •
  restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

  •
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our shares or other securities ranking junior to the Notes;

  •
  limit our ability to sell, merge or consolidate any of our subsidiaries or consolidated affiliated entities; or

  •
  limit our ability or that of our subsidiaries or consolidated affiliated entities to secure or guarantee any bank debt, bank loans or securitizations.

       As a result of the foregoing, when evaluating the terms of the Notes, you should be aware that the terms of the indenture and the Notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have a material adverse impact on your investment in the Notes.

An active trading market for the Notes may not develop, and the trading price of the Notes could be materially and adversely affected.

       The Notes are a new issue of securities for which there is currently no trading market. Other than in the United States, we have not taken any action that would permit a public offering of the Notes in any jurisdictions where action for that purpose is required. In particular, in Hong Kong, the Notes will only be offered to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, and in other jurisdictions outside of Hong Kong and the United States, the Exchange Offer will only be made in compliance with the relevant selling restrictions. See "Plan of Distribution."

As the Notes are denominated in minimum board lots of US$200,000, the Notes are targeted at professional investors in Hong Kong and other jurisdictions except the United States. An application will be made to the SEHK for listing of, and permission to deal in, the Notes by way of debt issues to professional investors only. However, there can be no assurance that we will be able to obtain or maintain such listing or that an active trading market will develop. If no active trading market develops, you may not be able to resell your Notes at their fair market value or at all. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. We cannot assure you that an active trading market for the Notes will develop or be sustained. If an active trading market for the Notes does not develop or is not maintained, the market price and liquidity of the Notes may be materially and adversely affected. In addition, the Notes may trade at prices that are higher or lower than the price at which the Notes have been issued. The price at which the Notes trade depends on many factors, including:

  •
  prevailing interest rates and interest rate volatility;

  •
  our business, results of operations, financial condition and future prospects;

  •
  changes in our industry and competition;

  •
  the market conditions for similar securities; and

  •
  general economic conditions, almost all of which are beyond our control.

       As a result, there can be no assurance that you will be able to resell the Notes at prices attractive to you or at all.

Changes in our credit ratings may materially reduce the value of the Notes.

       Credit ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of a rating may be obtained from the relevant rating agency. The ratings do not address the payment of any Additional Amounts (as defined in "Description of the Notes") and do not constitute recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor.

       Each such rating should be evaluated independently of any other rating on the Notes, on other securities of ours, or on us. We cannot assure you that the ratings will remain in effect for any given period or that the ratings will not be revised by such rating agencies in the future if in their judgment circumstances so warrant. For example, rating agencies may revise their ratings in the future based on their view of our business or the business of our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial Services.

       Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could materially reduce the market value of your Notes and increase our corporate borrowing costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the Notes could decline.

       The trading market for our Notes will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the Notes or our company generally or publishes inaccurate or unfavorable research about our business, the market price for the Notes would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Notes to decline significantly.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Notes.

       We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

  •
  have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

  •
  have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

  •
  have regularly scheduled executive sessions for non-management directors; or

  •
  have executive sessions of solely independent directors each year.

       We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act compared to a domestic U.S. company.

       As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

If and when permitted by law, we may conduct a public offering and listing of our shares in China, which may result in increased regulatory scrutiny and compliance costs, which could affect the market price of your Notes.

       Although not currently allowed under PRC law, if and when permitted by law, we may conduct a public offering and listing of our shares on a stock exchange in China in the future. We have not set a specific timetable or decided on any specific form for an offering in China. The precise timing of the offering and listing of our shares in China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering in China, we would become subject to the applicable laws, rules and regulations governing public companies listed in China, in addition to the various laws, rules and regulations that we are subject to in the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets. Such increased regulatory scrutiny and compliance costs could cause the market price of the Notes to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and all of our executive officers reside outside the United States.

       We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprises and the variable interest entities. Most of our directors and all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

       As a result, holders of the Notes may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would holders of debt securities of a corporation incorporated in a jurisdiction in the United States.

We are not obligated to pay additional amounts in the event withholding or deductions for taxes are imposed in any jurisdiction other than the Cayman Islands or the PRC.

       In the event that any withholding or deduction on account of any present or future taxes, duties, assessments or governmental charges levied on payments of principal, premium and interest made by us in respect of the Notes are imposed in any jurisdiction other than the Cayman Islands or the PRC, we are not obligated to pay additional amounts so that investors receive the same amount as they have received prior to such withholding or deduction. If we were considered by a taxing authority in any other jurisdiction to be a resident for tax purposes, payments on the Notes could be subject to taxes and withholding or deductions for taxes and, in such case, holders of the Notes will only receive the net proceeds of any payment on the Notes after the applicable withholding or deduction. While we do not believe we would currently be deemed to be a tax resident in any jurisdiction other than the Caymans Islands or the PRC, to the extent any taxing authority determined otherwise, the actual cash payments on the Notes received by holders may be substantially less than what holders would have received if we were liable to pay the applicable withholding or deduction. See "Description of the Notes — Payment of Additional Amounts."

USE OF PROCEEDS

       We will not receive any cash proceeds from the issuance of the Notes. In consideration for issuing the Notes as contemplated in this prospectus, we will receive in exchange a like principal amount of Outstanding Notes, the terms of which are identical in all material respects to the Notes. The Outstanding Notes surrendered in exchange for the Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Notes will not result in any change in our capitalization or result in any increase in our indebtedness.

       The net proceeds to us from the issuance of the Outstanding Notes were approximately US$7,945 million after deducting fees, commissions and other estimated expenses payable in connection with this offering. We used the net proceeds, together with cash on hand, to repay our then-existing term facility.

 EXCHANGE RATE INFORMATION

       Most of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.1990 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 23, 2015, the noon buying rate was RMB6.3488 to US$1.00.

       The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2185	6.1927
May	6.1980	6.2035	6.2086	6.1958
June	6.2000	6.2052	6.2086	6.1976
July	6.2097	6.2085	6.2097	6.2008
August	6.3760	6.3383	6.4122	6.2086
September	6.3556	6.3676	6.3836	6.3544
October (through October 23)	6.3488	6.3516	6.3591	6.3417

(1)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

 RATIO OF EARNINGS TO FIXED CHARGES

       The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for each of the periods indicated. The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges on a historical basis, in each case for the period indicated. For this purpose, fixed charges consist of interest expense (including amortization of capitalized expenses related to indebtedness), an estimate of the interest within rental expense and capitalized interest. Earnings consist of income before income tax and share of results of equity investees, fixed charges and distributed income of equity investees, minus capitalized interest.

	Year ended					Three months ended Jun. 30, 2015
	Mar. 31, 2011	Mar. 31, 2012	Mar. 31, 2013	Mar. 31, 2014	Mar. 31, 2015
	(in millions of RMB, except for ratio)
Earnings
Income before income tax and share of results of equity investees	1,935	5,532	10,112	26,802	32,326	32,617
Add (deduct):
Fixed charges	51	130	1,746	2,085	2,839	544
Capitalized interest and others	—	—	(14)	(29)	(23)	16

Total earnings	1,986	5,662	11,844	28,858	35,142	33,177

Fixed Charges
Fixed charges before capitalized interest	51	130	1,732	2,054	2,814	530
Add: Capitalized interest	—	—	14	31	25	14

Total fixed charges	51	130	1,746	2,085	2,839	544

Ratio of earnings to fixed charges	38.9	43.6	6.8	13.8	12.4	61.0

 CAPITALIZATION

       The following table sets forth our capitalization as of June 30, 2015. The issuance of the Notes will not result in any change in our capitalization or result in any increase in our indebtedness. See "Use of Proceeds"

       You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2015
	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments(1)	115,271	18,592

Short-term debt — current bank borrowings	2,265	365

Long-term debt
Non-current bank borrowings	1,694	273
Unsecured senior notes outstanding	48,771	7,866

Total long-term debt	50,465	8,139
Total mezzanine equity	654	106
Total Alibaba Group Holding Limited shareholders' equity	182,874	29,496

Total capitalization(2)	233,993	37,741

(1)
Includes cash and cash equivalents, as well as short-term investments consisting primarily of fixed deposits with original maturities of between three months and one year.
(2)
Equals the sum of long-term debt, total mezzanine equity and total Alibaba Group Holding Limited shareholders' equity.

       Since June 30, 2015, there has not been any material change in our capitalization.

OUR HISTORY AND CORPORATE STRUCTURE

Our History and Development

       Alibaba Group Holding Limited is a Cayman Islands holding company which was incorporated on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities.

       We have a demonstrated track record of successful organic business creation. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to increase our service offerings and expand our capabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities" for more information.

Initial Public Offering

       In September 2014, we completed our initial public offering, in which we and certain selling shareholders offered and sold an aggregate of 368,122,000 ordinary shares in the form of ADSs. We received approximately US$10 billion in proceeds before expenses. Our ADSs are listed on the NYSE under the symbol "BABA."

Our Corporate Structure

       Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

  •
  Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to our Taobao Marketplace and Tmall platform.

  •
  Taobao China Holding Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of the PRC subsidiaries relating to our Taobao Marketplace and Tmall platform and operating entity for the overseas business of our Taobao Marketplace and Tmall Global.

  •
  Taobao (China) Software Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for our Taobao Marketplace.

  •
  Zhejiang Tmall Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for our Tmall platform.

  •
  Alibaba.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to our Alibaba.com, 1688.com and AliExpress businesses.

  •
  Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is the direct wholly-owned subsidiary of Alibaba.com Limited and a lower level holding company of the PRC subsidiaries relating to our Alibaba.com, 1688.com and AliExpress businesses.

  •
  Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the principal holding company for our strategic investments.

       We conduct our business operations across approximately 320 subsidiaries and other consolidated entities. The chart below summarizes our corporate legal structure and identifies the significant subsidiaries described in

"— A. History and Development of the Company," as well as our variable interest entities that are material to our business and the number of their respective subsidiaries, as of March 31, 2015:

(1)
Includes approximately 90 subsidiaries and consolidated entities incorporated in China and approximately 130 subsidiaries incorporated in other jurisdictions that are not illustrated in this chart. In addition, the entities pictured in this chart hold, directly and indirectly, an aggregate of approximately 40 additional subsidiaries and consolidated entities incorporated in China and approximately 40 additional subsidiaries incorporated outside of China not pictured in the chart.
(2)
Primarily involved in the operation of Taobao Marketplace.
(3)
Primarily involved in the operation of Tmall and Juhuasuan.
(4)
Primarily involved in the operation of Alimama.
(5)
Primarily involved in the operation of Alibaba.com, 1688.com and AliExpress.
(6)
Primarily involved in the operation of cloud computing services.
(7)
Each of these variable interest entities is 80%-owned by Jack Ma and 20%-owned by Simon Xie, other than Zhejiang Taobao Network Co., Ltd., which is 90%-owned by Jack Ma and 10%-owned by Simon Xie.

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

       Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through wholly-foreign owned enterprises, majority-owned entities and variable interest entities. The relevant variable interest entities, which are incorporated in the PRC and 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, our variable interest entities that are material to our business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Technology Co., Ltd. and Alibaba Cloud Computing Ltd. Each of these variable interest entities other than Zhejiang Taobao Network Co., Ltd. is 80%-owned by Jack Ma, our lead founder, executive chairman and one of our principal shareholders, and 20%-

owned by Simon Xie, one of our founders. Zhejiang Taobao Network Co., Ltd. is 90%-owned by Jack Ma and 10%-owned by Simon Xie. We have entered into certain contractual arrangements, as described in more detail below, which collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from, the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

       Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned and majority-owned enterprises, which primarily provide technology and other services to our customers. We generate the significant majority of our revenue directly through our wholly-foreign owned enterprises, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises.

       The following diagram is a simplified illustration of the ownership structure and contractual arrangements that we typically have in place for our variable interest entities:

       The following is a summary of the common contractual arrangements that provide us with effective control of our material variable interest entities and that enable us to receive substantially all of the economic benefits from their operations.

Contracts that give us effective control of the variable interest entities

       Loan Agreements.    Pursuant to the relevant loan agreement, the respective wholly-foreign owned enterprise has granted an interest-free loan to the relevant variable interest entity equity holders, which may only be used for the purpose of a capital contribution to the relevant variable interest entity or as may be otherwise agreed by the wholly-foreign owned enterprise. The wholly-foreign owned enterprise may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, the wholly-foreign owned enterprise or a third party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third party. The parties to the loan agreement for each of our material variable interest entities are Jack Ma and Simon Xie on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Hangzhou Alimama Technology Co., Ltd. and Alisoft (Shanghai) Co., Ltd., the respective wholly-foreign owned enterprise on the other hand.

       Exclusive Call Option Agreements.    The variable interest entity equity holders have granted the wholly-foreign owned enterprise an exclusive call option to purchase their equity interest in the variable interest entity at an exercise price equal to the higher of (i) the registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted the relevant wholly-foreign owned enterprise an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. The wholly-foreign owned enterprise may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each wholly-foreign owned enterprise is entitled to all dividends and other distributions declared by the variable interest entity, and the variable interest entity equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the variable interest entity which are in excess of the original registered capital that they contributed to the variable interest entity, and to pay any such distributions or premium to the wholly-foreign owned enterprise. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the wholly foreign owned enterprise. The parties to the exclusive call option agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

       Proxy Agreements.    Pursuant to the relevant Proxy Agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by the wholly-foreign owned enterprise to exercise his rights as an equity holder of the variable interest entity, including the right to attend and vote at equity holders' meetings and appoint directors. The parties to the proxy agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

       Equity Pledge Agreements.    Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding wholly-foreign owned enterprise to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-foreign owned enterprise is entitled to exercise its right to dispose of the variable interest entity equity holders' pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. The parties to the equity pledge agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise. All of the equity pledges relating to our material variable interest entities have been registered with the relevant office of the Administration for Industry and Commerce in China.

Contracts that enable us to receive substantially all of the economic benefits from the variable interest entities

       Exclusive Technical Services Agreements.    Each relevant variable interest entity has entered into an exclusive technical services agreement with the respective wholly-foreign owned enterprise, pursuant to which the relevant wholly-foreign owned enterprise provides exclusive technical services to the variable interest entity. In exchange, the variable interest entity pays a service fee to the wholly-foreign owned enterprise which typically amount to what would be substantially all of the variable interest entity's pre-tax profit (absent the service fee), resulting in a transfer of substantially all of the profits from the variable interest entity to the wholly-foreign owned enterprise.

       The exclusive call option agreements described above also entitle the wholly-foreign owned enterprise to all dividends and other distributions declared by the variable interest entity and to any distributions or proceeds from the disposal by the variable interest entity equity holders of their equity interests in the variable interest entity that are in excess of the original registered capital that they contributed to the variable interest entity.

       In the opinion of Fangda Partners, our PRC legal counsel:

  •
  the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

       However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors — Risks Related to Our Corporate Structure."

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

       The selected consolidated statements of operations data for the years ended March 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of March 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statements of operations data for the year ended March 31, 2012 and the selected consolidated balance sheet data as of March 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this prospectus. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our selected consolidated statements of operations data for the year ended March 31, 2011 and the selected consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited consolidated financial statements not included in this prospectus.

       The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2011(1)	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	7,665	15,637	29,167	45,132	62,937	10,153
International commerce	3,433	3,765	4,160	4,851	6,486	1,046
Cloud computing and Internet infrastructure	425	515	650	773	1,271	205
Others	380	108	540	1,748	5,510	889

Total	11,903	20,025	34,517	52,504	76,204	12,293
Cost of revenue	(3,497)	(6,554)	(9,719)	(13,369)	(23,834)	(3,845)
Product development expenses	(2,062)	(2,897)	(3,753)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses	(3,154)	(3,058)	(3,613)	(4,545)	(8,513)	(1,373)
General and administrative expenses(2)	(1,724)	(2,211)	(2,889)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	(144)	(155)	(130)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	—	(135)	(175)	(44)	(175)	(28)
Yahoo TIPLA amendment payment(3)	—	—	(3,487)	—	—	—

Income from operations	1,322	5,015	10,751	24,920	23,135	3,732
Interest and investment income, net	549	258	39	1,648	9,455	1,525
Interest expense	(4)	(68)	(1,572)	(2,195)	(2,750)	(443)
Other income, net	68	327	894	2,429	2,486	401

Income before income tax and share of results of equity investees	1,935	5,532	10,112	26,802	32,326	5,215
Income tax expenses	(327)	(842)	(1,457)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	—	(25)	(6)	(203)	(1,590)	(257)

Net income	1,608	4,665	8,649	23,403	24,320	3,923
Net income attributable to noncontrolling interests	(425)	(437)	(117)	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited	1,183	4,228	8,532	23,315	24,261	3,914
Accretion of convertible preference shares(4)	—	—	(17)	(31)	(15)	(2)
Dividends accrued on convertible preference shares(4)	—	—	(111)	(208)	(97)	(16)

Net income attributable to ordinary shareholders	1,183	4,228	8,404	23,076	24,149	3,896

Earnings per share attributable to ordinary shareholders:
Basic	0.49	1.71	3.66	10.61	10.33	1.67
Diluted	0.48	1.67	3.57	10.00	9.70	1.56
Weighted average number of shares used in computing earnings per share/ADS:
Basic	2,432	2,479	2,294	2,175	2,337	2,337
Diluted	2,466	2,522	2,389	2,332	2,500	2,500
Supplemental information:(5)
Non-GAAP EBITDA	3,009	7,274	16,607	30,731	40,753	6,574
Non-GAAP net income	2,778	6,452	13,869	28,274	34,981	5,643
Non-GAAP diluted EPS	0.95	2.38	5.76	12.09	13.97	2.25
Free cash flow	4,881	8,752	19,745	32,269	48,121	7,763

(1)
Financial results of Alipay were consolidated into our financial statements prior to the year ended March 31, 2012. Due to regulatory requirements relating to payment service providers in China, our relationship with Alipay was restructured in 2011. See "Related Party Transactions" for more details. Since then, as we do not have any ownership interest in, or control over, Alipay, the financial results of Alipay have not been included in our consolidated financial statements starting from the end of fiscal year 2011.

(2)
In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai.
(3)
We entered into the Yahoo TIPLA in October 2005, pursuant to which we paid royalty fees to Yahoo. We and Yahoo amended the existing TIPLA in September 2012, pursuant to which we made a lump sum payment in the amount of US$550 million.
(4)
Upon completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(5)
See "— Non-GAAP Measures" below.

Non-GAAP Measures

       We use non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

       Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and intangible assets as well as (ii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangement with Ant Financial Services, and one-time expense items consisting of the Yahoo TIPLA amendment payment, an equity-settled donation expense, the expenses relating to the sale of shares by existing shareholders in our initial public offering and charge for financing-related fees as a result of early repayment of bank borrowings.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business and the Yahoo TIPLA amendment payment. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Income from operations	1,322	5,015	10,751	24,920	23,135	3,732
Add: Share-based compensation expense	932	1,254	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	144	155	130	315	2,089	337
Add: Depreciation and amortization of property and equipment and land use rights	611	715	805	1,339	2,326	375
Add: Impairment of goodwill and intangible assets	—	135	175	44	175	28
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—
Add: Equity-settled donation expense	—	—	—	1,269	—	—

Non-GAAP EBITDA	3,009	7,274	16,607	30,731	40,753	6,574

       The following table sets forth a reconciliation of our net income from operations to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	1,608	4,665	8,649	23,403	24,320	3,923
Add: Share-based compensation expense	932	1,254	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	144	155	130	315	2,089	337
Add: Impairment of goodwill, intangible assets and investments	—	399	420	163	1,032	166
Add: Loss (gain) on deemed disposals/disposals/ revaluation of investments	94	(21)	(76)	(384)	(6,715)	(1,083)
Add: Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services	—	—	—	—	166	27
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—
Add: Equity-settled donation expense	—	—	—	1,269	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	—	—	—	231	37
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	—	—	664	830	134

Non-GAAP net income	2,778	6,452	13,869	28,274	34,981	5,643

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Net income attributable to ordinary shareholders	1,183	4,228	8,404	23,076	24,149	3,896
Add: Reversal of accretion upon assumed conversion of convertible preference shares	—	—	17	31	15	2
Add: Dividend eliminated upon assumed conversion of convertible preference shares	—	—	111	208	97	16
Less: Dilution effect on earnings arising from option plans operated by a subsidiary	(2)	(7)	—	—	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	1,181	4,221	8,532	23,315	24,261	3,914
Add: Non-GAAP adjustments to net income(1)	1,170	1,787	5,220	4,871	10,661	1,720

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	2,351	6,008	13,752	28,816	34,922	5,634

Weighted average number of shares on a diluted basis	2,466	2,522	2,389	2,332	2,500
Diluted EPS(2)	0.48	1.67	3.57	10.00	9.70	1.56
Add: Non-GAAP adjustments to net income per share(3)	0.47	0.71	2.19	2.09	4.27	0.69

Non-GAAP diluted EPS(4)	0.95	2.38	5.76	12.09	13.97	2.25

(1)
See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)
Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(4)
Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	5,914	9,275	14,476	26,379	41,217	6,649
Less: Purchase of property, equipment and intangible assets (excluding land use rights and construction in progress)	(1,033)	(749)	(1,046)	(3,285)	(4,770)	(769)
Add: Changes in loan receivables, net	—	226	2,828	9,175	11,674	1,883
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—

Free cash flow	4,881	8,752	19,745	32,269	48,121	7,763

Consolidated Balance Sheet Data:

	As of March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
Cash and cash equivalents and short-term investments(1)	15,940	21,744	32,686	43,632	122,341	19,735
Investment securities and investment in equity investees(2)	3,933	2,483	2,426	22,131	52,146	8,412
Property and equipment, net	1,905	2,463	3,808	5,581	9,139	1,474
Goodwill and intangible assets	11,846	11,791	11,628	13,699	48,508	7,825
Total assets	37,830	47,210	63,786	111,549	255,434	41,206
Current bank borrowings	807	1,283	3,350	1,100	1,990	321
Secured borrowings	—	—	2,098	9,264	—	—
Non-current bank borrowings	—	—	22,462	30,711	1,609	260
Unsecured senior notes	—	—	—	—	48,994	7,903
Redeemable preference shares	—	—	5,191	—	—	—
Total liabilities	9,413	12,797	52,740	70,731	97,363	15,707
Convertible preference shares(3)	—	—	10,447	10,284	—	—
Total Alibaba Group Holding Limited shareholders' equity (deficits)	26,052	31,488	(24)	29,338	145,439	23,462
Total equity(4)	28,402	34,383	513	30,417	157,413	25,393

(1)
Includes both cash and cash equivalents and short-term investments, which primarily comprise fixed deposits with original maturities of between three months and one year.
(2)
Includes both current and non-current investment securities and investment in equity investees.
(3)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(4)
The decrease from March 31, 2012 to March 31, 2013 was primarily due to the repurchase of our ordinary shares from Yahoo in September 2012 and the privatization of Alibaba.com, partially offset by the issuance of ordinary shares to finance the repurchase. The increase from March 31, 2014 to March 31, 2015 was primarily due to the issuance of our ordinary shares in connection with our initial public offering in September 2014 and net income for fiscal year 2015.

Selected Operating Data

GMV

       The following chart sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in billions of RMB, except percentages)
GMV(1)
Taobao Marketplace GMV	257	275	346	295	342	380	494	381
Tmall GMV	88	99	183	135	159	176	293	219
Total GMV	345	374	529	430	501	556	787	600
Mobile GMV (as a percentage of total GMV)	12%	15%	20%	27%	33%	36%	42%	51%

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.

Active Buyers

       The following chart sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in millions)
Active buyers	185	202	231	255	279	307	334	350

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2013, 2014 and 2015 are to the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Overview

       We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2014. We operate Taobao Marketplace, China's largest online shopping destination, Tmall, China's largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2014 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB2,444 billion (US$394 billion) from 350 million active buyers and more than 10 million active sellers in the twelve months ended March 31, 2015. In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global wholesale marketplace in 2014 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

       We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants, and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

       Consumers and businesses benefit from our ecosystem because they can access products and services with a combination of selection, value, quality, convenience and customer experience that is not available elsewhere. Merchants are enabled by our tools and infrastructure to do business and flourish on our platform. Other participants in our ecosystem — including marketing affiliates, logistics service providers, independent software vendors and various professional service providers — provide valuable services to our buyer and seller customers. Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success.

       We have experienced significant growth across various key metrics for our China retail marketplaces:

       We have also recently experienced significant growth in our mobile monetization on our China retail marketplaces:

       We have achieved significant scale and growth. Our total revenue increased by 52% from RMB34,517 million in fiscal year 2013 to RMB52,504 million in fiscal year 2014, and further increased by 45% to RMB76,204 million (US$12,293 million) in fiscal year 2015. Our net income increased by 171% from RMB8,649 million in fiscal year 2013 to RMB23,403 million in fiscal year 2014 and modestly increased by 4% to RMB24,320 million (US$3,923 million) in fiscal year 2015.

Key Marketplaces and Services

       Our marketplaces and services mainly include the following:

Commerce Businesses

	China	International
Retail	Taobao Marketplace	AliExpress
	Online shopping destination	Global consumer marketplace
Tmall Platform
Brands and retail platform
Juhuasuan
Group buying marketplace
Wholesale	1688.com	Alibaba.com
	Wholesale marketplace	Global wholesale marketplace

Cloud Computing and Internet Infrastructure

       Alibaba Cloud Computing offers a complete suite of cloud computing services, including elastic computing, database services and storage and large scale computing services for our platforms and the platforms of companies integral to our ecosystem, such as Alipay, to sellers on our marketplaces, and other third-party customers, such as start-up companies in mobile applications and Internet gaming to established corporations in entertainment, consumer electronics, financial services, mobile communications, healthcare and education. We also provide Internet infrastructure services, such as web hosting and domain name registration.

Others

       Our other businesses consist primarily of our acquired businesses, mainly the mobile Internet services provided by UCWeb and AutoNavi. UCWeb is China's largest mobile browser company in terms of monthly mobile active users, according to iResearch. As of May 2015, UCWeb operated the largest third-party mobile browser in India and Indonesia in terms of page view market share, according to StatCounter (data available at: http://gs.statcounter.com). UCWeb also provides various mobile value-added services, including mobile search, app distribution and a mobile games platform. AutoNavi provides digital map, navigation and location-based services in China. Another affiliate, Alibaba Pictures, produces and distribute films and television programs. It is our movie business flagship which is an important part of our entertainment ecosystem.

Our Monetization Model

       The revenue we generate on our retail marketplaces is highly correlated to the amount of GMV transacted as well as to the monetization rate achieved on the GMV. The revenue on our wholesale marketplaces is largely driven by the number of paying members. We primarily derive revenue from online marketing services where sellers pay us marketing fees to acquire user traffic, commissions based on GMV for transactions settled through Alipay and membership fees. In fiscal year 2015, pay-for-performance, or P4P, marketing services, and display marketing services accounted for 48% of our total revenue, while commissions and fees from memberships and value-added services accounted for 30% and 8%, respectively. As described below, our marketing services are primarily performance-based, using market-based bidding systems so that each merchant determines the price it is willing to pay for such services. The price a merchant is willing to pay for marketing services generally depends on the merchant's expected GMV, profit margins and lifetime value of customers acquired from such marketing investment.

       China Commerce Retail.    We generate revenue from our China retail marketplaces — Taobao Marketplace, Tmall and Juhuasuan — primarily through the monetization models described below. In the twelve months ended March 31, 2015, 75% of GMV on our China retail marketplaces was settled through Alipay. The percentage of GMV transacted on our China retail marketplaces that settles through Alipay does not vary significantly across such marketplaces. In fiscal year 2015, we generated 63% and 35% of our China retail marketplaces revenue from online marketing services and commissions, respectively.

  •
  Online Marketing Services. Online marketing services consist of:

    P4P marketing services, where sellers bid for keywords that match product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis at prices established by our online auction system, which facilitates price discovery through a market-based bidding mechanism. P4P marketing services are provided both on our marketplaces as well as through third-party marketing affiliates;

    Display marketing, where sellers bid for display positions on the relevant marketplaces or through our third-party marketing affiliates at fixed prices or prices established by a real-time bidding system on a cost-per-thousand impression, or CPM, basis;

    For both P4P marketing and display marketing services, we generate a portion of such revenue through third-party marketing affiliates. Revenue from P4P and display marketing services provided through third-party marketing affiliates represented 6%, 6% and 3% of our total revenue in fiscal years 2013, 2014 and 2015, respectively.

    Taobaoke program, where sellers on Taobao Marketplace and Tmall pay us commissions based on a percentage of GMV for transactions settled through Alipay from users sourced from third-party marketing affiliates. Commissions on Taobaoke are set by the sellers and depend on the amount the seller is willing to pay to generate incremental sales through this channel.

    A significant portion of that commission (of which only our share is recognized as our revenue) is shared with our third-party marketing affiliates; and

    Placement Services, where sellers pay placement fees to purchase promotional slots on our Juhuasuan marketplace for a specified period;

  •
  Commissions on Transactions. In addition to purchasing online marketing services, sellers on Tmall and Juhuasuan also pay a commission based on a percentage of GMV for transactions settled through Alipay in the respective marketplaces. The commission percentages typically range from 0.3% to 5% depending on the product category. The commission rate we establish varies according to our estimate of the industry profit margins in specific product categories, which we believe mainly determines the amount a seller is willing to pay to generate sales or attract buyers through this channel, and our strategic considerations. For example, for categories that typically have lower gross margins, such as consumer electronics, we charge a lower commission rate, whereas for categories such as apparel and luxury goods, where gross margins are generally higher for the merchants, we charge a higher commission rate; and

•	Storefront Fees. Our revenue from storefront fees is primarily comprised of monthly subscription fees for Wangpu , our storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts.

Marketplace or platform
Purchaser of services:	Taobao Marketplace	Tmall	Juhuasuan
Taobao marketplace sellers	• P4P marketing fees • Display marketing fees • Taobaoke commissions • Storefront fees • Other fees*	• Not applicable	• Commissions • Placement fees
Tmall merchants	• P4P marketing fees • Display marketing fees	• Commissions • P4P marketing fees • Display marketing fees • Taobaoke commissions	• Commissions • Placement fees

*
Other fees primarily consist of lottery commissions and online travel commissions. We temporarily suspended our online lottery business in late February 2015 around the same time as the other major online lottery platforms in China in response to regulatory requirements. As of the date of this prospectus, there is no clear indication on how long this temporary suspension will last.

       China Commerce Wholesale.    We generate revenue from our China wholesale marketplace — 1688.com — primarily through:

  •
  Fees from Memberships and Value-added Services.  Revenue from our China wholesale marketplace is primarily generated from the sale of China TrustPass memberships, which allow wholesalers to host premium storefronts, with access to basic data analytic applications, and upgraded storefront management tools, as well as from value-added services, such as premium data analytics. In fiscal year 2015, 76% of our China wholesale marketplace revenue was generated from fees from memberships and value-added services.

  •
  Online Marketing Services.  Revenue from online marketing services on our China wholesale marketplace is derived from P4P marketing services and keyword bidding. In fiscal year 2015, 24% of our China wholesale marketplace revenue was generated from online marketing services.

       Historically, 1688.com was a marketplace that enabled buyers to locate sellers and find products, and it did not enable buyers and sellers to transact with each other through the platform. We have extended our business model to create a transaction platform on 1688.com to enable wholesalers to transact with buyers, the majority of whom are merchants on our retail marketplaces. Buyers and sellers are able to conduct transactions through Alipay directly on 1688.com and have access to settlement and other services on the platform. We have not yet determined what methods we will use to monetize this transaction service.

       International Commerce Retail.    We generate revenue from our international commerce retail marketplaces, primarily AliExpress, through commissions, which are 5% of GMV for transactions settled through Alipay. We also generate revenue on AliExpress from sellers who participate in the third-party marketing affiliate program for this marketplace. Revenue generated by the third-party marketing affiliate program is in addition to the 5% commission sellers pay. In the twelve months ended March 31, 2015, 65% of GMV generated on AliExpress was settled through Alipay.

       International Commerce Wholesale.    We generate revenue from our global wholesale marketplaces — Alibaba.com — primarily through:

  •
  Fees from Membership and Value-added Services.  Revenue from our global wholesale marketplace is primarily generated from the sale of our Gold Supplier memberships on Alibaba.com, which allow wholesalers to host premium storefronts, with product listings on the marketplace, as well as value-added services, such as product showcase, custom clearance, value-added tax, or VAT, refund and other import/export business solutions. In fiscal year 2015, 85% of our global wholesale marketplace revenue was generated from fees from memberships and value-added services.

  •
  Online Marketing Services.  Revenue from online marketing services on our global wholesale marketplace is primarily derived from P4P marketing services. In fiscal year 2015, 15% of our global wholesale marketplace revenue was generated from online marketing services.

       Cloud Computing and Internet Infrastructure.    We generate revenue from cloud computing and Internet infrastructure services primarily from the time- and usage-based provision of cloud computing services, such as elastic computing, database services and storage and large scale computing services, as well as from web-hosting and domain name registration.

       Others.    We generate revenue from other services that we provide to our marketplace participants, as well as through our acquired businesses, mainly the mobile Internet services provided by UCWeb and AutoNavi. Other revenue also includes annual fees of 2.5% of the daily average book balance of the SME loans generated by the SME loan business that we transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015. Prior to such transfer, other revenue also included interest income generated by the SME loan business.

Our Operating Philosophy

       Our operating philosophy is to manage our various business units to a single profit and loss, or "P&L," rather than setting compartmentalized P&L targets for each business unit. We believe placing specific financial targets, such as revenue, margin or profit, for individual businesses or managers would create barriers against cooperation, damage the network effects among our marketplaces and negatively impact the long-term profit potential of our business. We instead ask our managers to be accountable for operating metrics that reflect the health of our marketplaces and the contribution of their units to our entire business. We believe this approach is consistent with the spirit of the Alibaba Partnership as it closely aligns interests, encourages collaboration and focuses leaders on building a sustainable and thriving ecosystem.

       We do not manage our business by allocating revenue among individual marketplaces or business units. We assess the financial performance of our business by reviewing revenues generated in the China commerce and international commerce categories and, within each category, between retail and wholesale. We cross-promote and provide services of our various marketplaces to our users. We believe this approach improves the user experience and enhances our monetization opportunities across our entire business. For example, when searching for product listings, buyers on Taobao Marketplace will also see products from Tmall merchants. In addition, Tmall merchants purchase online marketing services displayed on Taobao Marketplace. Furthermore, we do not manage the business by cross-charging for internal traffic acquisition cost between Taobao Marketplace and Tmall as we believe such cross-charge or cost allocation creates friction and discourages cooperation among business units. We believe this "cross-pollination" among marketplaces improves the buyer experience, is beneficial for our merchants and encourages and develops the network effects in our ecosystem.

Factors Affecting Our Results of Operations

       Number and Engagement of Buyers and Sellers and GMV Transacted on Our Marketplaces.    Buyers are attracted to our marketplaces by the breadth and depth of product listings, the attractive online shopping experience and the convenient and secure payment and escrow services offered by Alipay. Sellers are attracted to our marketplaces by our strong user traffic as well as the marketing, cloud computing, sourcing, data and communications services we offer, which allow them to effectively target potential buyers and operate more efficiently. The GMV transacted on our marketplaces is driven by the level of user traffic visiting our marketplaces, buyer engagement and activity on our marketplaces, the relevance of product or service listings when a user searches or browses our content and the number of product categories from which buyers purchase products and services.

  Our Ability to Achieve and Increase Monetization.

       Retail marketplaces.    We primarily generate our revenue from monetization models that include online marketing services, such as P4P marketing services, as well as commissions based on a percentage of GMV transacted on Tmall, Juhuasuan and AliExpress and settled through Alipay. Our ability to increase monetization is affected by a number of factors, including:

  •
  the GMV mix between Taobao Marketplace and Tmall.  An increase in the GMV contribution of Tmall as a portion of total GMV enhances our ability to increase revenue because Tmall merchants generally pay marketing service fees for their products to be displayed on Taobao Marketplace and Tmall in addition to commissions. Accordingly, for the same amount of GMV transacted on our China retail marketplaces, the average amount of revenue we generate from Tmall merchants is higher than from Taobao Marketplace merchants; and

  •
  the category mix of GMV transacted on our marketplaces.  Our ability to monetize GMV transacted on our marketplaces is related to the profitability of various product categories to the seller and the seller's ability and willingness to pay customer acquisition or sales generation costs in the form of fees for online marketing services or commissions. For example, for categories that generally have lower gross margins for the merchants, such as consumer electronics, we typically achieve lower monetization rates, whereas for categories such as apparel, where gross margins are generally higher for the merchants, we can achieve higher monetization rates.

       Monetization of our mobile platforms.    The increasing use of mobile devices to access our marketplaces requires us to develop and improve mobile monetization technologies. The success of this effort will be increasingly important to the extent shopping on mobile devices displaces transactions that could have occurred on personal computers. In the quarter ended March 31, 2015, our mobile GMV exceeded 50% of our total GMV for the first time, and we expect mobile GMV as a percentage of total GMV will continue to grow, as we see increasing number of users accessing our platforms through mobile devices. Our mobile MAUs were 289 million in the month ended March 31, 2015, compared with 265 million in the month ended December 31, 2014 and 163 million in the month ended March 31, 2014. We believe that users of our mobile apps have commercial intent and that our display of performance-based mobile marketing services provides useful content for users in a native format. Our current focus is on increasing mobile GMV and user engagement.

       We are working with merchants on our marketplaces to increasingly take advantage of our mobile interfaces to drive growth in their businesses. While mobile GMV is increasing, we expect monetization rates for mobile interfaces in the near term will be lower than those we have achieved from personal computer interfaces. Over time, we expect the increasing use of mobile devices to have a positive impact on our business. We expect that our mobile monetization rates will continue to approach the rates we realize on our personal computer interfaces as:

  •
  we enhance our mobile-based marketing products for sellers;

  •
  we realize the benefits associated with the increased convenience of mobile shopping;

  •
  our sellers utilize data generated from our mobile shopping apps to provide more personalized and targeted marketing messages to buyers, including location-based promotions;

  •
  our mobile shopping apps make it easier to do business anywhere, anytime; and

  •
  payment apps developed by Alipay facilitate seamless mobile transactions.

       The impact of growth in mobile activity is particularly significant on our China retail marketplaces. The following table sets forth information with respect to GMV, revenue and rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in millions of RMB except percentages)
China retail marketplaces:
GMV	345,134	373,659	528,709	430,085	500,916	555,666	787,047	600,092
Mobile GMV	41,299	54,823	104,391	118,001	164,428	199,054	326,889	303,772
as a percentage of GMV	12%	15%	20%	27%	33%	36%	42%	51%
Revenue	8,667	8,645	16,149	9,371	12,639	12,769	21,275	13,049
Mobile revenue	240	332	1,171	1,162	2,454	3,719	6,420	5,247
as a percentage of revenue	3%	4%	7%	12%	19%	29%	30%	40%
Monetization rate	2.51%	2.31%	3.05%	2.18%	2.52%	2.30%	2.70%	2.17%
Mobile monetization rate	0.58%	0.61%	1.12%	0.98%	1.49%	1.87%	1.96%	1.73%

       Over time, we have begun to increasingly monetize mobile GMV beyond commissions through the introduction of online marketing services through mobile interfaces. As a result of these monetization efforts, our mobile monetization rate began to increase significantly starting from the three months ended December 31, 2013. The mobile monetization rate of 1.73% in the three months ended March 31, 2015 increased by 77% when compared with the 0.98% in the same period in the prior year, while mobile revenue increased by 352% over the same period.

       Wholesale Marketplaces.    Revenue on our wholesale markets — 1688.com and Alibaba.com — is primarily driven by the number of paying members, membership renewal rates and other value-added marketing services we provide to members. The number of buyers using our wholesale marketplaces will affect sellers' willingness to purchase and renew membership packages with us and to use our marketing services. We periodically review ways to increase value for our participants and create new monetization opportunities for our wholesale marketplaces. For example, going forward, we may generate revenue on 1688.com through monetization of activity on the transaction platform, although we have not yet determined what methods we will use to monetize this transaction service.

       Perception of Merchants of the Expected Value of Marketing Spending across Periods.    On our China retail marketplaces, revenue may be viewed as the fees sellers are willing to pay to distribute and promote their products and services, build their brands and acquire more customers through our marketplaces. The willingness of a seller to pay these fees is a function of the sales and profit the seller expects to generate on our marketplaces. These fees may be derived from online marketing services, commissions or from various other fee-based services. The mix of services chosen by a seller to achieve its business goals and promote its products and storefronts may shift over time. On an annual basis, revenue generally grows at a similar rate as GMV, even though the differential between GMV and revenue growth rates is more pronounced on a quarterly basis. Due to promotional events and higher consumer spending in the quarters ended June 30 and December 31, merchants are inclined to allocate more of their marketing spending during these periods to compete for and attract this consumer spending, which therefore drives revenue growth during those periods disproportionately to GMV growth and because increased demand for such services also increases pricing. Conversely, during the quarters ending September 30 and March 31, when merchants expect lower seasonal sales, they generally allocate less advertising spend and revenue growth is less pronounced than GMV growth. These trends tend to even out over any given year such that revenue growth correlates with GMV growth on an annual basis.

       Operating Leverage of Our Marketplace Business Model.    Our business model has significant operating leverage and our ecosystem enables us to realize structural cost savings, particularly for our retail marketplace businesses. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. In addition, promotional slots purchased on Juhuasuan by Taobao

Marketplace and Tmall sellers also drive buyers to Taobao Marketplace and Tmall storefronts, thereby enabling sellers to introduce buyers to additional product and service offerings beyond those featured on the particular Juhuasuan promotion and drive additional user traffic. This network effect allows for lower traffic acquisition costs across our marketplaces. In addition, due to the large number of buyers on our marketplaces, we are able to attract a large number of sellers, which in turn provides a strong source of customers for our online marketing and storefront services. Sellers purchase marketing services through a self-service platform on our China retail marketplaces. As a result, we do not rely on a field sales force to generate revenue for our China retail marketplaces. Our business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory.

       Our Investment in User Base, Technology, People and Infrastructure.    We have made, and will continue to make, significant investments in our platform and ecosystem to attract consumers and businesses, enhance user experience and expand the capabilities and scope of our marketplaces. We expect our investments will include developing and marketing new online and mobile products and services, enhancing our cloud computing business, including YunOS, an operating system for mobile and entertainment devices, and developing new tools and enablers to attract additional buyers and sellers to our marketplaces. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our underlying technology infrastructure. In addition, as a result of our financial strength, we expect to invest in new and existing businesses which will lower our margins but deliver overall long-term growth.

       Strategic Investments and Acquisitions.    We have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and add complementary products and technologies. Our strategic investments and acquisitions may affect our future financial results. For example, our acquisitions, including UCWeb, OneTouch and AutoNavi resulted in an increase of expenses but we do not expect they will materially increase our revenue in the short term. Moreover, we expect acquisitions of entities with lower overall margins than our margins will have the effect of lowering our margins. In addition, some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future.

Components of Results of Operations

Revenue

       The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2013		2014		2015
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce
Retail	26,970	78%	42,832	82%	59,732	9,636	78%
Wholesale	2,197	6%	2,300	4%	3,205	517	4%

Total China commerce	29,167	84%	45,132	86%	62,937	10,153	82%

International commerce
Retail	392	1%	938	2%	1,768	285	3%
Wholesale	3,768	11%	3,913	7%	4,718	761	6%

Total international commerce	4,160	12%	4,851	9%	6,486	1,046	9%

Cloud computing and Internet infrastructure	650	2%	773	2%	1,271	205	2%
Others	540	2%	1,748	3%	5,510	889	7%

Total revenue	34,517	100%	52,504	100%	76,204	12,293	100%

GMV	1,077,169		1,677,587		2,443,721	394,212

       We generate substantially all of our revenue from our retail and wholesale marketplaces. We also earn revenue from services associated with our cloud computing and Internet infrastructure services as well as other revenue primarily consisting of revenue generated by acquired businesses, mainly the mobile Internet services provided by UCWeb and AutoNavi, as well as interest income generated by the SME loan business before this business was transferred to Ant Financial Services in early February 2015 and annual fee of 2.5% of the daily average book balance of the SME loans generated by the SME loan business after such transfer. See "— Our Monetization Model." Substantially all of our revenue is attributable to our businesses in China.

Cost of Revenue

       The principal components of our cost of revenue include: payment processing fees paid to Alipay or other financial institutions; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue sharing basis; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; unit-volume driven rebates; business taxes and related surcharges; and allowance for doubtful accounts in relation to the micro loans. Due to tax reform in China that replaced the business tax with VAT, which is netted against revenue, business tax is no longer a significant part of cost of revenues starting from late fiscal year 2013.

Product Development Expenses

       Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for our employees engaged in the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, databases and networks for our marketplaces, mobile products and service platforms. In addition, product development expenses include royalty fees paid to Yahoo pursuant to the

Yahoo TIPLA. This royalty fee arrangement was terminated upon completion of our initial public offering in September 2014. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

       Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, sales commissions paid for membership acquisition for our wholesale marketplaces, and salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions.

General and Administrative Expenses

       General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs and charitable contributions. In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full. See note 9 to our consolidated financial statements for the years ended March 31, 2013, 2014 and 2015 included elsewhere in this prospectus for further information on this expense.

Interest and Investment Income, Net

       Interest and investment income, net consists of interest income, investment gain or loss related to our treasury management activities and gain or loss on deemed disposals, disposals and revaluation of investments. Our interest and investment income, net became more significant in fiscal year 2015 as a result of a net gain of RMB6,535 million (US$1,054 million) recognized with respect to the revaluation of previously held equity interests, relating primarily to the step acquisitions of UCWeb, OneTouch and AutoNavi.

Interest Expense

       Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges associated with our bank borrowings and unsecured senior notes issued in November 2014, as well as dividends paid on our redeemable preference shares, which we redeemed in May 2013. Our interest expense became more significant starting from fiscal year 2013 as a result of our previous credit facilities, which were used to fund our privatization of Alibaba.com and to partially finance the repurchase of our ordinary shares from Yahoo in September 2012, and the dividends paid on the US$800 million redeemable preference shares we issued to Yahoo in September 2012. In November 2014, we refinanced our previous US$8.0 billion credit facility with the proceeds from our US$8.0 billion unsecured senior notes offering. In addition, we obtained a US$3.0 billion revolving credit facility in August 2014, which we have not yet drawn.

Other Income, Net

       Other income, net primarily consists of royalty fees and software technology service fees paid by Alipay as well as government grants. Alipay pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, the terms of which, including the amount of the royalty fees and services fees, we, Ant Financial Services and Alipay amended in August 2014. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Share and Asset Purchase Agreement — Alipay Intellectual Property License and Software Technology Services Agreement" for further information on the arrangements between us and Alipay. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize such income when the grants are received and no further conditions need to be met.

Income Tax Expense

       Our income tax expense is comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Profits Tax

       Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

       Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% in fiscal years 2013, 2014 and 2015.

PRC Income Tax

       Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable calendar year and are entitled to a 50% reduction in EIT for the following three calendar years. Furthermore, entities recognized as key software enterprises within the PRC national plan enjoy a preferential EIT rate of 10%. Certain subsidiaries received the above preferential tax treatments during calendar years 2012, 2013, 2014 and 2015. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., or ZTT, which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall, is currently in its third profitable year and as a result is no longer exempt from paying EIT but will be subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar years 2014, 2015 and 2016, and to an EIT rate of 15% thereafter for so long as the subsidiary continues to qualify as a High and New Technology Enterprise. Primarily as a result of this change, our effective tax rate increased from 11.9% in fiscal year 2014 to 19.8% in fiscal year 2015.

Business Tax, VAT and Other Levies

       Our PRC subsidiaries were subject to business tax and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 5%. In our consolidated income statement, business tax and related surcharges for revenue earned from customers are recognized as cost of revenue. Effectively starting from late fiscal year 2013, our major PRC subsidiaries became subject to VAT on revenue earned for most services under a national VAT reform program which replaced the business tax regime in China. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

       Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated based on a 5% withholding tax. As of March 31, 2015, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China.

Share-based Compensation

       We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants and promotion grants on an annual basis to our top performing employees. RSUs and share options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Shortly before our initial public offering in September 2014, we granted certain RSUs and share options to our senior management team members as performance grants that were subject to a six-year pro rata vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

       In addition, Junhan, a major equity holder of Ant Financial Services, granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to most of our employees. These share-based awards have vesting schedules that are conditioned upon the fulfillment of requisite services to us, and such awards will be settled in cash by Junhan upon disposal by our employees. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. See "Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Awards to Our Employees by a Related Party."

       We recognized share-based compensation expense of RMB1,259 million, RMB2,844 million and RMB13,028 million (US$2,102 million) in fiscal years 2013, 2014 and 2015, respectively, representing 4%, 5% and 17% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	382	1,154	4,176	674
Product development expenses	453	795	3,876	625
Sales and marketing expenses	120	189	1,235	199
General and administrative expenses	304	706	3,741	604

Total	1,259	2,844	13,028	2,102

       Share-based compensation expense increased significantly in fiscal year 2015 due to performance-based and retention grants of share-based awards to our employees and members of senior management prior to our initial public offering. In addition, as a result of "mark-to-market" accounting required under U.S. GAAP, the increase in share-based compensation also reflected the re-measurement charge relating to our share-based awards granted to the employees of Ant Financial Services and share-based awards of Ant Financial Services granted to our employees by Junhan.

       The expense arising from Ant Financial Services' share-based awards granted to our employees represents a non-cash charge that will not result in any economic costs or equity dilution to our shareholders. It is the view of Jack Ma, our executive chairman, who controls Ant Financial Services, that the grant of these equity awards to our employees will benefit us because of the strategic importance of Ant Financial Services as a payment service provider to us and our significant participation in the profit and value accretion of Ant Financial Services through our agreements with Ant Financial Services.

       We expect that our share-based compensation expense will continue to be affected by the change in fair value of our shares and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to increase, primarily because of the expected increase in fair value of share-based awards of Ant Financial Services. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of Our Ordinary Shares" for additional information regarding our share-based compensation expense.

Recent Investment, Acquisition and Strategic Alliance Activities

       In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to increase our service offerings and expand our capabilities. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Minority investments are accounted for under the equity method if we have significant influence through investment in common stock or in-substance common stock over the investees, or otherwise under the cost method.

       Our investment and acquisition strategy focuses on enhancing three aspects of our business:

  •
  increasing user acquisition and engagement;

  •
  improving customer experience; and

  •
  expanding our products and services.

In doing so, we aim to remain focused on our mission to make it easy to do business anywhere and realize our vision that our customers will "meet, work and live @ Alibaba."

       Consistent with our goal to deliver sustainable, long-term growth, we take a deliberate and staged approach to our corporate development strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. Where the business results, cooperation and the overall relationship established with the management of the investee company fit with our ongoing business strategy, we may increase our investment or acquire the investee company in full. Examples of this type of approach include our investments in UCWeb, AutoNavi, and Weibo Corporation, or Weibo, where the period from initial investment to eventual acquisition or increase in investment spanned more than one fiscal year. Our investment approach also involves supporting entrepreneurs to innovate and develop leading products and technologies.

       We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing. Our recently completed acquisitions, including UCWeb, OneTouch and AutoNavi, resulted in an increase of approximately 7,300 additional employees but we do not expect they will materially increase our revenue in the short term. In addition, because we did not consolidate the expenses attributable to these additional employees for the full fiscal year 2015, we expect that such expenses will increase for the next fiscal year, when such expenses would have been consolidated for the full year. Moreover, we expect that acquisitions of entities with lower overall margins than our margins will have the effect of lowering our margins. Although we expect our margins to be negatively affected by acquisitions of target companies with lower margins, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See "Risk Factors — Risks Related to Our Business and Industry — Increased investments in our business may negatively affect our margins and our net income" and "Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

       Our significant recent and pending strategic investments and acquisitions are set forth below and are categorized by business area. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Mobile

       UCWeb, China's largest mobile browser company in terms of monthly mobile active users, according to iResearch, which had 310 million active users globally during March 2015. Over several years through several rounds of investments, the last of which was completed in April 2014, we acquired 66% of the economic interests of UCWeb in the form of convertible preferred shares. In June 2014, we exchanged all the outstanding shares in UCWeb held by the other shareholders with cash of US$458 million and restricted shares and RSUs in the aggregate number of 12.3 million.

       AutoNavi, a leading provider of digital map content and navigation and location-based solutions in China that was previously listed on the Nasdaq Global Select Market. In May 2013, in order to enhance our offline commerce and location-based services, we invested US$294 million in newly issued preferred and ordinary shares of AutoNavi, representing approximately 28% of its total outstanding shares on a fully-diluted basis. In July 2014, we acquired the remaining shares of AutoNavi through a merger and paid a total merger consideration of approximately US$1,032 million.

       Weibo, a leading social media platform in China that is listed on the Nasdaq Global Select Market. In April 2013, we entered into an agreement to form a strategic alliance with Weibo to jointly explore social commerce and develop innovative marketing solutions. In addition, we invested US$586 million to purchase preferred and ordinary shares representing an approximately 18% equity interest in Weibo on a fully-diluted basis. In connection with Weibo's initial public offering in April 2014, we acquired additional shares of Weibo for an aggregate purchase price of US$449 million pursuant to our option to increase our equity interest in Weibo to approximately 30% on a fully-diluted basis. All of the preferred shares we held in Weibo were automatically converted into ordinary shares of Weibo upon completion of Weibo's initial public offering.

       Meizu Technology Corporation Limited, or Meizu, one of China's leading smartphone manufacturers. In February 2015, we completed an investment of US$590 million for a minority interest in Meizu.

Offline Commerce

       Intime, a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of managing and operating department stores and shopping malls in China. In July 2014, we completed our subscription for newly issued ordinary shares representing approximately 9.9% equity interest in Intime and convertible bonds which upon conversion would increase our equity interest in Intime to approximately 26%. We paid the total purchase price of approximately HK$5,368 million upon the closing of the above-mentioned transactions. In July 2014, we established a joint venture with Intime, in which we paid approximately US$13 million for an 80.1% equity interest in the joint venture, to develop an offline commerce business in China relating to shopping malls, department stores and supermarkets.

       Koubei.    In June 2015, we announced that we will establish a joint venture under the brand name Koubei with Ant Financial Services, aimed at capturing opportunities within China's local services market, with an initial focus on the food and beverage market. We will transfer our food ordering and delivery business that we currently operate under the Taodiandian brand to this joint venture. Ant Financial Services will transfer to this joint venture its offline merchant resources. In addition, Ant Financial Services and us will each invest RMB3 billion in this joint venture.

Entertainment

       Youku Tudou, one of China's leading Internet television companies that is listed on the New York Stock Exchange. In May 2014, we, through a holding company, completed an investment in Class A ordinary shares of Youku Tudou, representing an effective equity interest of 16.5% on a fully-diluted basis. The shares include newly issued Class A ordinary shares and Class A ordinary shares purchased from an existing shareholder, at a purchase price of US$1.6944 per Class A ordinary share, corresponding to US$30.50 per American depositary share. We appointed one director to Youku Tudou's board of directors and we paid the total investment amount of

US$1,090 million upon the closing of the transaction. In October 2015, we submitted a non-binding proposal to the board of directors of Youku Tudou to acquire all of the outstanding shares of Youku Tudou that we do not own for a cash consideration of US$26.60 per ADS. The completion of this transaction is subject to a number of uncertainties and conditions, including the completion of due diligence by us and the negotiation of a mutually acceptable definitive merger agreement.

       Alibaba Pictures (formerly known as ChinaVision), a company listed on the Hong Kong Stock Exchange and primarily engaged in production and distribution of films and television programs. In June 2014, as part of our entertainment strategy, we completed an investment in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. We paid the total purchase price of HK$6,244 million (RMB4,955 million) upon the closing of the transaction. As part of our integration strategy, we made a number of changes at the board and operating management levels of Alibaba Pictures, including appointing a new chief executive officer with significant experience in the film industry and a chief financial officer who is a former audit partner of one of the Big Four accounting firms. In addition, we appointed our former chief risk officer as chairman of Alibaba Pictures and two new audit committee members from the financial and accounting industry. On August 14, 2014, Alibaba Pictures announced under Hong Kong Stock Exchange rules that there may be insufficient provision for impairments of certain assets and possible non-compliant accounting treatments for accounting periods prior to the completion of our investment. At the time of the acquisition, we already made certain provisions to the value of assets that we acquired with a corresponding adjustment to goodwill for the purpose of our purchase price allocation in the course of preparing our consolidated financial statements as of March 31, 2015. We have concluded that the provisions made are adequate based on Alibaba Pictures' announcement of the results of its investigation, and the issues referred to in Alibaba Pictures' August 14 announcement did not materially affect our overall financial position. In April 2015, we delivered a non-binding proposal for a possible business injection of our online movie ticketing business and financing and investment platform for the production of movies and other media content. There is no certainty that the possible business injection will proceed, and if it does proceed, there is no certainty on what terms the possible business injection would be implemented or that the conditions to its implementation would be satisfied. In addition, Alibaba Pictures entered into a placing agreement in relation to the placing of certain new ordinary shares. The aggregate proceeds from such placing amounted to approximately HK$12,179 million (RMB9,647 million). Our equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction in June 2015. Accordingly, we deconsolidated the financial results of Alibaba Pictures starting from June 2015, and recognized a gain based on revaluation of our remaining equity interest in Alibaba Pictures.

       Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In April 2015, Simon Xie, who is one of our founders and an equity holder in certain of our variable interest entities, was granted a financing with an aggregate principal of up to RMB6.9 billion by a major financial institution in the PRC, which was used to fund a minority investment in Wasu via a PRC limited partnership. A company controlled by Jack Ma serves as one of the general partners of the limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to the return of its RMB10,000 contributed capital. We expect that these arrangements will facilitate our entering into strategic business arrangements with Wasu to enhance our entertainment strategy. The financing is secured by a pledge of Wasu shares acquired by the PRC limited partnership and a pledge of certain wealth management products we purchased. In addition, we entered into a loan agreement with a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the above-mentioned financing. Our loan to Mr. Xie will be made at an interest rate equal to SHIBOR as specified by us and is repayable in five years. The loan is secured by a pledge of Mr. Xie's limited partnership interest in the limited partnership, and will be available for draw-down starting

January 1, 2016. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and profile in the entertainment sector in China.

Pharmaceuticals and Medical Products

       Alibaba Health (formerly known as CITIC21), a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in China. We believe that healthcare will be an important retail marketplace category in the future. In April 2014, we completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. We paid the total purchase price of HK$932 million upon the closing of the transaction. In April 2015, we entered into an agreement pursuant to which we agreed to transfer the operations of our Tmall online pharmacy business to Alibaba Health in consideration for newly issued shares and convertible bonds of Alibaba Health. The transaction is subject to customary closing conditions. Upon the closing of this transaction, our effective equity ownership of Alibaba Health will increase to approximately 53% (or 54.6% assuming the full conversion of the convertible bonds upon maturity). In July 2015, we obtained control over the holding company that holds approximately 54% of the equity interests in Alibaba Health (including the 38% effective equity interest we own), and as a result, Alibaba Health became our consolidated subsidiary.

Logistics

       Zhejiang Cainiao Supply Chain Management Co., Ltd. and other related businesses through our investments in Cainiao Network Technology Co. Ltd., which we refer to as Cainiao Logistics (formerly referred to as China Smart Logistics), an operator of a nationwide logistics infrastructure and information system. In May 2013, we joined with other partners and logistics services businesses in China to form a joint venture to build and operate Cainiao Logistics. Other equity partners in Cainiao Logistics include five major express delivery companies in China that provide services on our China retail marketplaces, as well as firms specializing in real estate development. We now own 48% of the joint venture and have subscribed for our proportionate share of the joint venture's RMB5,000 million registered capital, or RMB2,400 million. See "Business — Other Major Elements of Our Ecosystem — Logistics."

       Haier, a company that is listed on the Hong Kong Stock Exchange and principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. In March 2014, as part of our strategy for providing better delivery and installation services to our buyers of electrical appliances, we completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier, which is engaged in the logistics business in China, and a subscription for a convertible and exchangeable bond which is either convertible into an approximately 2.6% equity interest in Haier or exchangeable into an approximately 24% equity interest in the wholly-owned subsidiary of Haier engaged in logistics business in China, subject to the receipt of certain regulatory approvals. We paid the total purchase price of HK$2,821 million upon the closing of the transactions.

       Singapore Post Limited, or SingPost, the national postal service provider in Singapore and a leading provider of e-commerce and logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. In July 2014, we completed our acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10.32% of the issued share capital of SingPost. We paid the total purchase price of approximately S$313 million upon the closing of the transaction.

2014 Restructuring of Our Relationship with Ant Financial Services and Alipay

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA.

Pursuant to these agreements, we restructured our relationships with Ant Financial Services and its wholly-owned subsidiary Alipay, and terminated the 2011 framework agreement.

       Pursuant to the 2014 SAPA, we sold certain equity interests and assets primarily relating to the SME loan business and related services, or the transferred business, to Ant Financial Services for an aggregate cash consideration of RMB3,219 million (US$519 million). In addition, we entered into software system use and service agreements with entities operating the SME loans business relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services to Ant Financial Services. In calendar years 2015 to 2017, we will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by such entities. In calendar years 2018 to 2021, we will receive an annual fee equal to the amount paid for the calendar year 2017, or collectively the SME annual fee.

       In connection with the 2014 SAPA, we also entered into the amended Alipay IPLA, pursuant to which we license certain intellectual property and provide certain software technology services related to Alipay's current operations and the SME loan business. Under the amended Alipay IPLA, we receive royalty streams and a service fee, or collectively the profit share payments, paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments.

       Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion, or a qualified IPO, if our total ownership of equity interests in Ant Financial Services has not reached 33%, we would be entitled at our election to receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such qualified IPO. There is no cap on the maximum value of such liquidity event payment. If we acquire equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services' equity value used to calculate such liquidity event payment will be adjusted proportionately.

       For additional details of the new and amended agreements, see "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

Acquired Intangible Assets and Goodwill

       We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life. We do not amortize our goodwill. We test intangible assets and goodwill periodically for impairment, and any such impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see "— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets" and "Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

Results of Operations

       The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	29,167	45,132	62,937	10,153
International commerce	4,160	4,851	6,486	1,046
Cloud computing and Internet infrastructure	650	773	1,271	205
Others	540	1,748	5,510	889

Total	34,517	52,504	76,204	12,293
Cost of revenue	(9,719)	(13,369)	(23,834)	(3,845)
Product development expenses	(3,753)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses	(3,613)	(4,545)	(8,513)	(1,373)
General and administrative expenses	(2,889)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	(130)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	(175)	(44)	(175)	(28)
Yahoo TIPLA amendment payment	(3,487)	—	—	—

Income from operations	10,751	24,920	23,135	3,732
Interest and investment income, net	39	1,648	9,455	1,525
Interest expense	(1,572)	(2,195)	(2,750)	(443)
Other income, net	894	2,429	2,486	401

Income before income tax and share of results of equity investees	10,112	26,802	32,326	5,215
Income tax expenses	(1,457)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	(6)	(203)	(1,590)	(257)

Net income	8,649	23,403	24,320	3,923
Net income attributable to noncontrolling interests	(117)	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited	8,532	23,315	24,261	3,914
Accretion of convertible preference shares	(17)	(31)	(15)	(2)
Dividends accrued on convertible preference shares	(111)	(208)	(97)	(16)

Net income attributable to ordinary shareholders	8,404	23,076	24,149	3,896

Earnings per share/ADS attributable to ordinary shareholders:
Basic	3.66	10.61	10.33	1.67
Diluted	3.57	10.00	9.70	1.56

	Year ended March 31,
	2013	2014	2015
	%	%	%
	(as percentage of revenue)
Revenue
China commerce	84	86	82
International commerce	12	9	9
Cloud computing and Internet infrastructure	2	2	2
Others	2	3	7

Total	100	100	100
Cost of revenue	(28)	(25)	(31)
Product development expenses	(11)	(10)	(14)
Sales and marketing expenses	(11)	(9)	(11)
General and administrative expenses	(8)	(8)	(10)
Amortization of intangible assets	—	(1)	(3)
Impairment of goodwill and intangible assets	(1)	—	(1)
Yahoo TIPLA amendment payment	(10)	—	—

Income from operations	31	47	30
Interest and investment income, net	—	3	13
Interest expense	(5)	(4)	(4)
Other income, net	3	5	3

Income before income tax and share of results of equity investees	29	51	42
Income tax expenses	(4)	(6)	(8)
Share of results of equity investees	—	—	(2)

Net income	25	45	32
Net income attributable to noncontrolling interests	(1)	(1)	—

Net income attributable to Alibaba Group Holding Limited	24	44	32
Accretion of convertible preference shares	—	—	—
Dividends accrued on convertible preference shares	—	—	—

Net income attributable to ordinary shareholders	24	44	32

Comparison of Fiscal Years 2014 and 2015

Revenue

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce	45,132	62,937	10,153	39%
International commerce	4,851	6,486	1,046	34%
Cloud computing and Internet infrastructure	773	1,271	205	64%
Others	1,748	5,510	889	215%

Total revenue	52,504	76,204	12,293	45%

       Total revenue increased by 45%, from RMB52,504 million in fiscal year 2014 to RMB76,204 million (US$12,293 million) in fiscal year 2015. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

China Commerce

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	29,729	37,509	6,051	26%
Commission	12,023	21,201	3,420	76%
Others(1)	1,080	1,022	165	(5%)

	42,832	59,732	9,636	39%
China commerce wholesale business	2,300	3,205	517	39%

Total	45,132	62,937	10,153	39%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 39% from RMB42,832 million in fiscal year 2014 to RMB59,732 million (US$9,636 million) in fiscal year 2015.

       Revenue growth during this period reflected an increase of 46% in GMV transacted on these marketplaces, including a 36% increase in GMV transacted on Taobao Marketplace from RMB1,173 billion in fiscal year 2014 to RMB1,597 billion (US$258 billion) in fiscal year 2015 and a 68% increase in GMV transacted on Tmall from RMB505 billion in fiscal year 2014 to RMB847 billion (US$136 billion) in fiscal year 2015. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 37% increase in the number of buyers and, to a lesser extent, by a moderate increase in the average level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the average level of spending of buyers and the beneficial impact of promotional events. Our monetization rate during this period decreased from 2.55% in fiscal year 2014 to 2.44% in fiscal year 2015, mainly as a result of the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate.

       Mobile revenue from our China commerce retail business in fiscal year 2015 was RMB17,840 million (US$2,878 million), an increase of 514% compared to RMB2,905 million in fiscal year 2014, representing 30% of our China commerce retail business revenue in fiscal year 2015, compared to 7% in fiscal year 2014. The increase in mobile revenue from our China commerce retail business was primarily due to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

       Online marketing services revenue increased by 26% from RMB29,729 million in fiscal year 2014 to RMB37,509 million (US$6,051 million) in fiscal year 2015, reflecting GMV growth of 46% from RMB1,678 billion in fiscal year 2014 to RMB2,444 billion (US$394 billion) in fiscal year 2015. The lower growth rate of online marketing services revenue relative to the GMV growth rate reflected the ongoing shift of consumer engagement from personal computers to mobile devices, as we monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces because merchants allocated a smaller proportion of their budget to purchase online marketing services on mobile relative to the GMV generated on mobile. As a result, mobile GMV accounted for 19% and 41% of total GMV in fiscal years 2014 and 2015, respectively, while mobile revenue accounted for 7% and 30% of China commerce retail business revenue, respectively, during those periods. This lower but increasing level of mobile monetization reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013. The increase in online marketing services revenue during this period was primarily driven by a 55% increase in the number of clicks attributable to our P4P marketing services. This increase was partially offset by a 21% decrease in the cost-per-click paid by our merchants, as a result of the higher percentage of total clicks generated on mobile devices, which have a lower cost-per-click compared to cost-per-click on personal computers. Our strong momentum in mobile and commitment to improving user experience may slow the growth rate of our online marketing services revenue in the near term, but we believe our approach will create significant value for both our users and our business in the longer term. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the CPM of our display marketing services, which was partially offset by a decrease in the number of impressions displayed.

       Commission revenue increased by 76% from RMB12,023 million in fiscal year 2014 to RMB21,201 million (US$3,420 million) in fiscal year 2015, primarily due to a 68% increase in GMV transacted on Tmall during the same period as well as an increase of RMB989 million in lottery commission income from Taobao marketplace, which was mainly due to significantly higher activity since the World Cup soccer competition in the summer of 2014 before we suspended our lottery business in late February 2015, around the same time as the other major online lottery platforms in China in response to regulatory requirements. The published commission rates we charge by category as well as our blended commission rate remained relatively stable over this period, and accordingly, the increase in revenue from commissions during this period was principally a result of increased GMV transacted rather than any change in the pricing of commission rates. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall. Commission revenue from transactions on Tmall is generated from both personal computer and mobile transactions, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

       Revenue from our China commerce wholesale business increased by 39% from RMB2,300 million in fiscal year 2014 to RMB3,205 million (US$517 million) in fiscal year 2015. The increase in revenue was due to an increase in paying members and an increase in average revenue from paying members.

International Commerce

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	938	1,768	285	88%
International commerce wholesale business	3,913	4,718	761	21%

Total	4,851	6,486	1,046	34%

       Revenue from our international commerce retail business increased by 88% from RMB938 million in fiscal year 2014 to RMB1,768 million (US$285 million) in fiscal year 2015. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily from the increasing number of buyers, particularly in Russia, Brazil and the United States.

       Revenue from our international commerce wholesale business increased by 21% from RMB3,913 million in fiscal year 2014, of which 88% was from membership fees and value-added services and 12% was from online marketing services, to RMB4,718 million (US$761 million) in fiscal year 2015, of which 85% was from membership fees and value-added services and 15% was from online marketing services. The increase in revenue was due to an increase in the number of paying members and an increase in average revenue from paying members.

Other Revenue

       Other revenue in fiscal year 2015 was RMB5,510 million (US$889 million), an increase of 215% compared to RMB1,748 million in fiscal year 2014. This increase was primarily due to the consolidation of revenue from acquired businesses (mainly UCWeb and AutoNavi) in a total amount of RMB2,489 million (US$402 million), and an increase in interest income generated by the SME loan business before this business was transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015.

Cost of Revenue

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	13,369	23,834	3,845	78%
Percentage of revenue	25%	31%

       Our cost of revenue increased by 78% from RMB13,369 million in fiscal year 2014 to RMB23,834 million (US$3,845 million) in fiscal year 2015. This increase was primarily due to increases of RMB4,183 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), an increase of RMB1,653 million in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing business and our data platform, an increase of RMB1,487 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB951 million in traffic acquisition costs as a result of the expansion of our third-party affiliate marketing ecosystem. As we continue to invest in our business, customer service initiatives and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues.

Product Development Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	5,093	10,658	1,720	109%
Percentage of revenue	10%	14%

       Our product development expenses increased by 109% from RMB5,093 million in fiscal year 2014 to RMB10,658 million (US$1,720 million) in fiscal year 2015. The increase was largely due to an increase of RMB5,465 million in payroll and benefits expenses including share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), partially offset by a decrease in the royalty fee paid to Yahoo, which terminated by contract upon the completion of our initial public offering in September 2014. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	4,545	8,513	1,373	87%
Percentage of revenue	9%	11%

       Our sales and marketing expenses increased by 87% from RMB4,545 million in fiscal year 2014 to RMB8,513 million (US$1,373 million) in fiscal year 2015. The increase was due primarily to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and also to an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in lower tier cities, as well as to promote our new businesses initiatives (e.g., offline commerce) during fiscal year 2015. The increase was also due to an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	4,218	7,800	1,258	85%
Percentage of revenue	8%	10%

       Our general and administrative expenses increased by 85% from RMB4,218 million in fiscal year 2014 to RMB7,800 million (US$1,258 million) in fiscal year 2015. The increase was primarily due to a significant increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). Our general and administrative expenses in fiscal year 2014 included a one-time equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization. See "Related Party Transactions — Equity-settled Donation Relating to Our Ordinary Shares."

Income from Operations and Operating Margin

	Year ended March 31,
	2014	2015
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	24,920	23,135	3,732	(7%)
Percentage of revenue	47%	30%

       Our income from operations decreased by 7% from RMB24,920 million in fiscal year 2014 to RMB23,135 million (US$3,732 million) in fiscal year 2015. Although our revenue increased by 45% year-over-year, income from operations decreased, due primarily to a significant increase in share-based compensation expense from RMB2,844 million in fiscal year 2014 to RMB13,028 million (US$2,102 million) in fiscal year 2015, and also to other factors affecting cost and expenses as discussed above.

       Our operating margin decreased from 47% in fiscal year 2014 to 30% in fiscal year 2015. The decrease was primarily attributable to increase in share-based compensation expense, which amounted to 17% and 5% as a percentage of revenue in fiscal year 2015 and fiscal year 2014, respectively, the consolidation of acquired businesses with lower overall margins than our margins, mainly UCWeb and AutoNavi, as well as investments in new business initiatives, such as cloud computing, entertainment, mobile operating system and offline commerce.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB1,648 million in fiscal year 2014 to RMB9,455 million (US$1,525 million) in fiscal year 2015. The increase was primarily due to a net gain of RMB6,535 million (US$1,054 million) recognized with respect to the revaluation of previously held equity interests, relating primarily to the step acquisitions of UCWeb, OneTouch and AutoNavi. The increase was also due to an increase in interest income as a result of higher cash balance during the period, which in turn was due primarily to the proceeds from our initial public offering in September 2014 and also to an increase in operating cash flow.

Interest Expense

       Our interest expense increased by 25% from RMB2,195 million in fiscal year 2014 to RMB2,750 million (US$443 million) in fiscal year 2015. The increase was primarily due to an increase in average debt outstanding, with debt outstanding during fiscal year 2014 primarily reflecting a loan of US$5.0 billion drawn down under a US$8.0 billion credit facility, and debt outstanding during fiscal year 2015 primarily reflecting an additional US$3.0 billion drawn down under the same credit facility in April 2014, which was refinanced by the US$8.0 billion unsecured senior notes issued in November 2014.

Other Income, Net

       Our other income, net increased by 2% from RMB2,429 million in fiscal year 2014 to RMB2,486 million (US$401 million) in fiscal year 2015.

Income Tax Expenses

       Our income tax expenses increased by 101% from RMB3,196 million in fiscal year 2014 to RMB6,416 million (US$1,035 million) in fiscal year 2015. The increase was due primarily to the expiration of an EIT exemption period for one of our major subsidiaries, upon which the subsidiary is no longer exempt from paying EIT but is subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014. The increase in income tax expenses was also due to the increase in taxable income from our operations in China. Our effective tax rate increased to 19.8% in fiscal year 2015 from 11.9% in fiscal year 2014, due primarily to the expiration of the EIT exemption as discussed above, and to the increase in share-based compensation expense, which is not deductible for income tax purposes.

Net Income

       As a result of the foregoing, our net income increased by 4% from RMB23,403 million in fiscal year 2014 to RMB24,320 million (US$3,923 million) in fiscal year 2015.

Comparison of Fiscal Years 2013 and 2014

Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
China commerce	29,167	45,132	55%
International commerce	4,160	4,851	17%
Cloud computing and Internet infrastructure	650	773	19%
Others	540	1,748	224%

Total revenue	34,517	52,504	52%

       Total revenue increased by 52%, from RMB34,517 million in fiscal year 2013 to RMB52,504 million in fiscal year 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

China Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	19,697	29,729	51%
Commission	6,161	12,023	95%
Others(1)	1,112	1,080	(3%	)

	26,970	42,832	59%
China commerce wholesale business	2,197	2,300	5%

Total	29,167	45,132	55%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 59% from RMB26,970 million in fiscal year 2013 to RMB42,832 million in fiscal year 2014.

       Revenue growth during this period occurred in the context of and reflected an increase of 56% in GMV transacted on these marketplaces, including a 42% increase in GMV transacted on Taobao Marketplace from RMB824 billion in fiscal year 2013 to RMB1,173 billion in fiscal year 2014 and a near-doubling of GMV transacted on Tmall from RMB253 billion in fiscal year 2013 to RMB505 billion in fiscal year 2014. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 48% increase in the number of buyers and, to a lesser extent, by a moderate increase in the level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Revenue growth during this period was also positively affected by an increase in monetization rate from 2.50% in fiscal year 2013 to 2.55% in fiscal year 2014, reflecting the higher GMV contribution from Tmall as a portion of total GMV and accordingly higher growth in commission revenue, and was partially offset by a higher proportion of mobile GMV which we are currently monetizing at a lower rate than GMV through personal computer interfaces.

       Online marketing services revenue increased by 51% from RMB19,697 million in fiscal year 2013 to RMB29,729 million in fiscal year 2014, consistent with GMV growth of 56% from RMB1,077 billion in fiscal year 2013 to RMB1,678 billion in fiscal year 2014. The slightly lower growth rate of online marketing services revenue relative to the GMV growth rate reflected the ongoing shift of consumer engagement from personal computers to mobile devices, as we monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces because merchants allocated a smaller proportion of their budget to purchase online marketing services on mobile relative to the GMV generated on mobile. As a result, mobile GMV accounted for 7% and 19% of total GMV in fiscal years 2013 and 2014, respectively, while mobile revenue accounted for 1% and 7% of China commerce retail business revenue, respectively, during those periods. This lower but increasing level of mobile monetization reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013. The increase in online marketing services revenue during this period was primarily driven by a 35% increase in the number of clicks attributable to our P4P marketing services and a 15% increase in the cost-per-click paid by our merchants, reflecting increased demand from our merchants, which drove up pricing due to the bid-based nature of the mechanism used by merchants to purchase such services. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the number of impressions displayed through our display marketing services.

       Commission revenue increased by 95% from RMB6,161 million in fiscal year 2013 to RMB12,023 million in fiscal year 2014, primarily due to the near-doubling of GMV transacted on Tmall during the same period. The published commission rates we charge by category as well as our blended commission rate remained relatively stable over this period, and accordingly, the increase in revenue from commissions during this period was principally a result of increased GMV transacted rather than any change in the pricing of commission rates. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall. Commission revenue from transactions on Tmall is generated from both personal computer and mobile transactions, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

       Revenue from our China commerce wholesale business increased by 5% from RMB2,197 million in fiscal year 2013 to RMB2,300 million in fiscal year 2014. The modest increase in revenue was due to a slight increase in paying members, reflecting our transition to a transaction platform that does not emphasize growing paying members.

International Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	392	938	139%
International commerce wholesale business	3,768	3,913	4%

Total	4,160	4,851	17%

       Revenue from our international commerce retail business increased by 139% from RMB392 million in fiscal year 2013 to RMB938 million in fiscal year 2014. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily from the increasing number of buyers, particularly in Brazil, Russia and the United States.

       Revenue from our international commerce wholesale business increased by 4% from RMB3,768 million in fiscal year 2013, of which 90% was from membership fees and value-added services and 10% was from online marketing services, to RMB3,913 million in fiscal year 2014, of which 88% was from membership fees and value-added services and 12% was from online marketing services. The modest increase in revenue was due to a slight increase in the number of paying members reflecting the slow growth of China exports.

Cost of Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	9,719	13,369	38%
Percentage of revenue	28%	25%

       Our cost of revenue increased from RMB9,719 million in fiscal year 2013 to RMB13,369 million in fiscal year 2014. This increase was primarily due to increases of RMB1,337 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense which primarily related to the re-measurement to fair value of share-based awards granted to Alipay employees (these awards are re-measured to fair value at each period end), an increase of RMB1,081 million in bandwidth and co-location fees mainly as a result of increased user traffic on our websites as well as depreciation expenses related to equipment acquired in anticipation of increases in user traffic, an increase of RMB864 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB497 million in traffic acquisition costs from RMB1,582 million in fiscal year 2013 to RMB2,079 million in fiscal year 2014 as a result of the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, partially offset by a decrease of RMB750 million in business tax resulting from the replacement of business tax with VAT, which is netted against revenue. We expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues as we continue to invest in our business, customer service initiatives and infrastructure.

Product Development Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	3,753	5,093	36%
Percentage of revenue	11%	10%

       Our product development expenses increased by 36% from RMB3,753 million in fiscal year 2013 to RMB5,093 million in fiscal year 2014. The increase was largely due to an increase of RMB1,135 million in payroll and benefits expenses mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development, and an increase in share-based compensation expense related to increased headcount. The increase was also due to an increase of RMB156 million in the royalty fee paid to Yahoo driven by the increase in our revenue and partially offset by a decrease in the royalty fee rate pursuant to the amended Yahoo TIPLA in September 2012. Following completion of our initial public offering, we will no longer pay royalty fees to Yahoo. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	3,613	4,545	26%
Percentage of revenue	11%	9%

       Our sales and marketing expenses increased by 26% from RMB3,613 million in fiscal year 2013 to RMB4,545 million in fiscal year 2014. The increase was primarily due to an increase in advertising and promotional spending, which included an increase of RMB165 million from RMB367 million to RMB532 million in online advertising expenses, mainly to promote our China retail marketplaces and mobile commerce. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	2,889	4,218	46%
Percentage of revenue	8%	8%

       Our general and administrative expenses increased by 46% from RMB2,889 million in fiscal year 2013 to RMB4,218 million in fiscal year 2014. The increase was primarily due to a one-time equity-settled donation expense of RMB1,269 million in fiscal year 2014 relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. The increase was also due to an increase of RMB145 million in professional services fees.

Yahoo TIPLA Amendment Payment

       We entered into the Yahoo TIPLA in October 2005, pursuant to which we pay royalty fees to Yahoo. We and Yahoo amended the then existing TIPLA in September 2012, pursuant to which we made a lump sum payment to Yahoo in the amount of US$550 million in fiscal year 2013.

Income from Operations and Operating Margin

	Year ended March 31,
	2013	2014
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	10,751	24,920	132%
Percentage of revenue	31%	47%

       Our income from operations increased by 132% from RMB10,751 million in fiscal year 2013 to RMB24,920 million in fiscal year 2014. The increase was primarily due to the overall growth in our revenue and due to our revenue growing faster than the increases in our cost of revenue and expenses during the same period. Our income from operations in fiscal years 2013 and 2014 were affected by one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense, respectively.

       Our operating margin increased from 31% in fiscal year 2013 (taking into account the one-time Yahoo TIPLA amendment payment, which amounted to 10% as a percentage of revenue) to 47% in fiscal year 2014 (taking into account the one-time equity-settled donation expense, which amounted to 2% as a percentage of revenue). The increase was primarily attributable to increases in our revenue without a corresponding significant increase in costs as we continued to benefit from the ongoing network effects of our online marketplaces and a highly scalable business model, as well as the effects of tax reform in China that replaced the business tax with VAT.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB39 million in fiscal year 2013 to RMB1,648 million in fiscal year 2014. The increase was primarily due to an increase of RMB755 million in interest income as a result of higher interest rates and cash balances during the period, a decrease of RMB243 million in foreign exchange loss due to an exchange gain arising from a foreign currency denominated deposit held by us and an increase of RMB308 million of gain from our disposal of investments.

Interest Expense

       Our interest expense increased by 40% from RMB1,572 million in fiscal year 2013 to RMB2,195 million in fiscal year 2014, primarily due to an increase of RMB677 million in professional fees and upfront fees in connection with the refinancing of our US$4.0 billion credit facilities and an increase of RMB122 million in bank interest expense resulting from a higher average loan amount outstanding during the period following entry into our US$8.0 billion credit facility in April 2013, of which US$5.0 billion was immediately drawn down, partially offset by a lower overall interest rate during that period. The increase was also partially offset by a decrease of RMB175 million in dividends paid on redeemable preference shares issued to Yahoo in September 2012, which we redeemed in May 2013.

Other Income, Net

       Our other income, net increased by 172% from RMB894 million in fiscal year 2013 to RMB2,429 million in fiscal year 2014, primarily due to an increase in royalty fees and software technology service fees received from Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay.

Income Tax Expenses

       Our income tax expenses increased by 119% from RMB1,457 million in fiscal year 2013 to RMB3,196 million in fiscal year 2014, primarily due to the increase in taxable profit from our operations in China. While the PRC EIT law imposes a unified enterprise income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities have enjoyed various tax incentives, such as the preferential tax rate of 15% granted to entities qualifying as High and New Technology Enterprises and a preferential tax rate of 10% granted to entities qualifying as key software enterprises. Our effective tax rate was 14.4% and 11.9% in fiscal year 2013 and 2014, respectively. The one-time Yahoo TIPLA amendment payment made in fiscal year 2013 did not reduce our taxable income and we were not able to use it to offset our taxable income.

Net Income

       As a result of the foregoing, our net income increased significantly from RMB8,649 million in fiscal year 2013 to RMB23,403 million in fiscal year 2014. Net income in fiscal year 2013 was also reduced by the one-time Yahoo TIPLA amendment payment.

Net Income Attributable to Noncontrolling Interest

       Net income attributable to noncontrolling interest mainly represents the net income of Alibaba.com attributable to its public shareholders prior to its privatization in June 2012. Net income attributable to noncontrolling interest decreased by 25% from RMB117 million in fiscal year 2013 to RMB88 million in fiscal year 2014, as there was no further net income attributable to noncontrolling interests related to Alibaba.com after the completion of its privatization.

Non-GAAP Measures

       We use non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

       Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and intangible assets as well as (ii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangement with Ant Financial Services, and one-time expense items consisting of the Yahoo TIPLA amendment payment, an equity-settled donation expense, the expenses relating to the sale of shares by existing shareholders in our initial public offering and charge for financing-related fees as a result of early repayment of bank borrowings.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business and the Yahoo TIPLA amendment payment. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Income from operations	1,322	5,015	10,751	24,920	23,135	3,732
Add: Share-based compensation expense	932	1,254	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	144	155	130	315	2,089	337
Add: Depreciation and amortization of property and equipment and land use rights	611	715	805	1,339	2,326	375
Add: Impairment of goodwill and intangible assets	—	135	175	44	175	28
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—
Add: Equity-settled donation expense	—	—	—	1,269	—	—

Non-GAAP EBITDA	3,009	7,274	16,607	30,731	40,753	6,574

       The following table sets forth a reconciliation of our net income from operations to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	1,608	4,665	8,649	23,403	24,320	3,923
Add: Share-based compensation expense	932	1,254	1,259	2,844	13,028	2,102
Add: Amortization of intangible assets	144	155	130	315	2,089	337
Add: Impairment of goodwill, intangible assets and investments	—	399	420	163	1,032	166
Add: Loss (gain) on deemed disposals/disposals/ revaluation of investments	94	(21)	(76)	(384)	(6,715)	(1,083)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services	—	—	—	—	166	27
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—
Add: Equity-settled donation expense	—	—	—	1,269	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	—	—	—	231	37
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	—	—	664	830	134

Non-GAAP net income	2,778	6,452	13,869	28,274	34,981	5,643

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	1,183	4,228	8,404	23,076	24,149	3,896
Add: Reversal of accretion upon assumed conversion of convertible preference shares	—	—	17	31	15	2
Add: Dividend eliminated upon assumed conversion of convertible preference shares	—	—	111	208	97	16
Less: Dilution effect on earnings arising from option plans operated by a subsidiary	(2)	(7)	—	—	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	1,181	4,221	8,532	23,315	24,261	3,914
Add: Non-GAAP adjustments to net income(1)	1,170	1,787	5,220	4,871	10,661	1,720

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	2,351	6,008	13,752	28,186	34,922	5,634

Weighted average number of shares on a diluted basis	2,466	2,522	2,389	2,332	2,500
Diluted EPS(2)	0.48	1.67	3.57	10.00	9.70	1.56
Add: Non-GAAP adjustments to net income per share(3)	0.47	0.71	2.19	2.09	4.27	0.69

Non-GAAP diluted EPS(4)	0.95	2.38	5.76	12.09	13.97	2.25

(1)
See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)
Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(4)
Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	5,914	9,275	14,476	26,379	41,217	6,649
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,033)	(749)	(1,046)	(3,285)	(4,770)	(769)
Add: Changes in loan receivables, net	—	226	2,828	9,175	11,674	1,883
Add: Yahoo TIPLA amendment payment	—	—	3,487	—	—	—

Free cash flow	4,881	8,752	19,745	32,269	48,121	7,763

Quarterly Trends

       Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct.

       Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. We have also experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV. Moreover, as our business grows, we expect that our fixed costs and expenses, such as payroll and benefits, bandwidth and co-location fees, will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

Liquidity and Capital Resources

       We fund our operations primarily from cash generated from our operations. As of March 31, 2015, we had cash and cash equivalents and short-term investments of RMB108,193 million (US$17,453 million) and RMB14,148 million (US$2,282 million), respectively. Short-term investments mainly consist of fixed deposits with maturities between three months and one year.

       In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes are payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our US$8.0 credit facility. We are not subject to any financial covenant or other significant covenants or restrictions under the unsecured senior notes.

       The following table sets out a summary of our cash flows for the periods indicated.

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	14,476	26,379	41,217	6,649
Net cash provided by (used in) investing activities	545	(32,997)	(53,454)	(8,623)
Net cash (used in) provided by financing activities	(1,406)	9,364	87,497	14,114

       We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, our underlying technical infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Cash Provided by Operating Activities

       Cash provided by operating activities in fiscal year 2015 was RMB41,217 million (US$6,649 million) and primarily consisted of net income of RMB24,320 million (US$3,923 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included RMB13,028 million (US$2,102 million) of share-based compensation expense, a net gain from our step acquisitions arising from revaluation of previously held equity interests totaling RMB6,535 million (US$1,054 million), RMB2,326 million (US$375 million) of depreciation and amortization of property and equipment and land use rights, RMB2,089 million (US$337 million) of amortization of intangible assets and RMB1,659 million (US$268 million) of deferred income taxes. Changes in working capital and other activities primarily consisted of an increase of RMB10,578 million (US$1,706 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,490 million (US$402 million) in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB11,674 million (US$1,883 million) in loan receivables relating to the SME loan business before we transferred this business to Ant Financial Services. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

       Cash provided by operating activities in fiscal year 2014 was RMB26,379 million and primarily consisted of net income of RMB23,403 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB2,844 million of share-based compensation expense, RMB1,269 million of equity-settled donation expense, RMB1,466 million of deferred income taxes and RMB1,339 million of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB9,175 million in loan receivables as a result of the continued growth of our SME loan business and an increase of RMB3,567 million in prepayments, receivables and other assets as a result of the growth of our business, partially offset by an increase of RMB3,992 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB1,628 million in merchant deposits, which relate to merchants operating on Tmall.

       Cash provided by operating activities in fiscal year 2013 was RMB14,476 million and primarily consisted of net income of RMB8,649 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB1,259 million of share-based compensation expense and RMB805 million of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB3,657 million in accrued expenses and other current liabilities as a result of the growth of our business and an increase of RMB2,338 million in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB2,828 million in loan receivables as a result of the growth of our SME loan business.

Cash Provided by (Used in) Investing Activities

       Cash used in investing activities was RMB53,454 million (US$8,623 million) in fiscal year 2015 and was primarily attributable to RMB35,231 million (US$5,684 million) in acquisition of available-for-sale, held-to-maturity investment securities and equity investments mainly held for strategic purposes, including Youku Tudou, Intime, Meizu, Weibo and SingPost, RMB10,255 million (US$1,654 million) in cash paid for business combinations, net of cash acquired, including AutoNavi, UCWeb and OneTouch and acquisitions of equipment, intangible assets and construction in progress of RMB7,705 million (US$1,243 million) primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campus.

       Cash used in investing activities was RMB32,997 million in fiscal year 2014 and was primarily attributable to RMB16,468 million in equity investments mainly held for strategic purposes, including UCWeb, Weibo and AutoNavi, a net increase in short-term investments of RMB8,304 million and acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB4,776 million primarily in connection with the continued expansion of our corporate campuses and the purchase of computer equipment.

       Cash provided by investing activities was RMB545 million in fiscal year 2013 and was primarily attributable to a net decrease in short-term investments of RMB2,589 million and a net decrease in restricted cash of RMB334 million. The net decrease in restricted cash was mainly attributable to the release of restricted cash of RMB1,177 million from an escrow account following the completion of the Alibaba.com privatization in June 2012 and a release of RMB1,000 million in deposits for a one-time consumer protection program offered by Tmall that we funded in fiscal year 2012, which was partially offset by the increase in restricted cash of RMB1,884 million for our debt servicing reserve account required by our US$4.0 billion credit facilities drawn in fiscal year 2013. These amounts were partially offset by payments for acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB2,503 million primarily in connection with the expansion of our corporate campuses and the purchase of computer equipment.

Cash (Used in) Provided by Financing Activities

       Cash provided by financing activities was RMB87,497 million (US$14,114 million) in fiscal year 2015, and was primarily attributable to the issuance of ordinary shares of RMB61,831 million (US$9,974 million) in connection with our initial public offering in September 2014 and the additional drawdown of US$3.0 billion under our US$8.0 billion credit facility in April 2014, which was refinanced with the proceeds from the US$8.0 billion unsecured senior notes issued in November 2014.

       Cash provided by financing activities was RMB9,364 million in fiscal year 2014, and was primarily attributable to a drawdown of RMB29,947 million, or US$5.0 billion, from our US$8.0 billion credit facility, RMB24,788 million of which was used for the refinancing of the US$4.0 billion credit facilities drawn in fiscal year 2013 and the payment of accrued and unpaid interest, and RMB5,131 million of which was used to redeem the Yahoo preference shares and the accrued and unpaid dividends thereon, as well as a net increase of RMB7,166 million in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

       Cash used in financing activities was RMB1,406 million in fiscal year 2013 and was primarily attributable to the repurchase of our ordinary shares from Yahoo of RMB40,111 million and the privatization of Alibaba.com of RMB15,134 million. These amounts were partially offset by a drawdown of RMB24,463 million from our US$4.0 billion credit facilities, proceeds from the issuance of ordinary shares to third-party investors and through the exercise of options by our employees totaling RMB16,792 million, proceeds from the issuance of convertible preference shares issued to third-party investors of RMB10,542 million and a net increase of RMB2,098 million in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

Contractual Obligations

       The following table sets forth our contractual obligations and commercial commitments as of March 31, 2015:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short term borrowings(1)	1,990	1,990	—	—	—
Long term borrowings(2)	1,609	—	923	686	—
Unsecured senior notes(3)	49,138	—	7,985	13,820	27,333
Contractual Commitments
Purchase of property and equipment	1,190	1,188	2	—	—
Acquisition of land use rights and construction in progress	2,181	1,353	778	50	—
Leases for office facility and transportation equipment	1,056	400	496	127	33
Investment commitments	5,364	5,364	—	—	—
Co-location, bandwidth fees and marketing expenses	5,134	2,089	1,673	1,372	—

Total	67,662	12,384	11,857	16,055	27,366

(1)
Excluding estimated interest payments of RMB43 million assuming the applicable interest rates in effect as of March 31, 2015. The majority of the borrowings are subject to floating interest rates.
(2)
Excluding estimated interest payments of RMB299 million in total (RMB95 million, RMB159 million and RMB45 million over the periods of less than one year, one to three years and three to five years from April 1, 2015, respectively), assuming the applicable interest rates in effect as of March 31, 2015. Substantially all of the borrowings are subject to floating interest rates.
(3)
Excluding estimated interest payments of RMB12,435 million in total (RMB1,439 million, RMB2,838 million, RMB2,531 million and RMB5,627 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2015, respectively), assuming the applicable interest rates in effect as of March 31, 2015. Aggregate principal amount of fixed rate notes and floating rate notes were US$7.7 billion and US$300 million respectively.

Capital Expenditures

       Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing and Shenzhen and (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities. In fiscal years 2013, 2014 and 2015, our capital expenditures totaled RMB2,503 million, RMB4,776 million and RMB7,705 million (US$1,243 million), respectively.

Inflation

       Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2012, 2013 and 2014 was 2.6%, 2.6% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Off-balance Sheet Commitments and Arrangements

       We did not have any material off-balance sheet arrangements in fiscal year 2013, 2014 or 2015.

Holding Company Structure

       We are a holding company with no operations other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2015, these restricted assets totaled RMB26,902 million (US$4,340 million). See note 23 to our consolidated financial statements for the years ended March 31, 2013, 2014 and 2015 included elsewhere in this prospectus.

       Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2013, 2014 and 2015, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China. See "Our History and Corporate Structure" for a description of these contractual arrangements and the structure of our company.

Quantitative and Qualitative Analysis about Market Risk

Interest Rate Risk

       Our main interest rate exposure relates to bank borrowings. In addition, one tranche of our unsecured senior notes bear interest at three-month LIBOR plus 0.520% per annum. We also have interest-bearing assets, including cash and cash equivalents, short-term investments, restricted cash and loan receivables. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. Approximately 90% of the aggregate principal amount of our bank and other debt was at fixed rates, and the remaining 10% was at floating rates as of March 31, 2015.

       As of March 31, 2015 and March 31, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at March 31, 2015 under our bank borrowings and the tranche of our unsecured senior notes that bear floating interest was outstanding for the entire fiscal year 2015 and the amount of bank borrowings outstanding at March 31, 2014 was outstanding for the entire fiscal year 2014, profit attributable to equity owners of our company would have been RMB1,202 million (US$194 million) and RMB365 million higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Exchange Risk

       Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. We do not hedge against currency risk. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow greater Renminbi exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

       To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. As of March 31, 2015, we had U.S. dollar-denominated unsecured senior notes outstanding of US$8.0 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments as to these debt would have increased/decreased by RMB246 million (US$40 million) in fiscal year 2015.

       As of March 31, 2015, we had Renminbi-denominated cash and cash equivalents and short term investments of RMB107,089 million and U.S. dollar-denominated cash and cash equivalents of US$2,461 million. Assuming we had converted RMB107,089 million into U.S. dollars at the exchange rate of RMB6.199 for US$1.00 as of March 31, 2015, our total U.S. dollar cash balance would have been US$19,736 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$18,166 million.

       As of March 31, 2014, we had Renminbi-denominated cash and cash equivalents and short term investments of RMB43,024 million and U.S. dollar-denominated cash and cash equivalents of US$89 million. Assuming we had converted RMB43,024 million into U.S. dollars at the exchange rate of RMB6.2164 for US$1.00 as of March 31, 2014, our total U.S. dollar cash balance would have been US$7,010 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$6,381 million.

Market Price Risk

       We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under cost or equity method and not subject to market price risk. We are not exposed to commodity price risk.

       The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are accounted for as trading or available-for-sale based on our investment intent. Their changes in fair values are recorded as income for trading securities or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2015 and March 31, 2014, our investment securities would have been approximately RMB132 million (US$21 million) and RMB22 million higher/lower, respectively, of which the majority of such amounts relating to trading securities will be recognized as income or loss during the respective period.

Critical Accounting Policies and Estimates

       Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amount reported in consolidated financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Recognition of Revenue

       Revenue principally represents online marketing services revenue, commissions on transactions, membership and cloud computing revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in our ordinary course activities and is recorded net of VAT. Consistent with the criteria of ASC 605 "Revenue Recognition," we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

       The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting treatment, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether we are acting as the principal or the agent in a transaction and whether separate contracts are considered part of a single arrangement.

       For multiple element arrangements with customers, which primarily relate to the sale of membership packages and online marketing services on our international wholesale marketplace, the arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Significant judgment is required in assessing the fair values of these elements by considering standalone selling price and other observable data. Changes in the estimated fair values may cause the revenue recognized for each element to change but not the total amount of revenue allocated to a contract. We periodically re-assess the fair value of the elements as a result of changes in market conditions. These multiple element arrangements are currently not significant to our operations. Revenue recognition for P4P marketing service and display marketing on our marketplaces does not require our management to exercise significant judgment or estimate. For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction; we record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis, and revenue relating to the Taobaoke program on a net basis. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue share earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices. In addition, we also assess whether separate contracts are treated as a single transaction. These judgments could have significant implications on the amount of revenue recognized by us.

Share-based Compensation Expense and Valuation of the Underlying Equity

  Granting of share options, restricted shares and RSUs relating to our ordinary shares

       We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Alipay, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of such guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at future vesting date in the case of consultants or other grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. Therefore, in the case of share-based awards to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as expense during the period the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

       Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statement and as such is recorded for only those share-based awards that we expect to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

       Determining the fair value of share-based awards requires significant judgment. We estimated the fair value of our share options using the Black-Scholes option-valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility on the following assumptions:

  •
  Fair value of our ordinary shares — prior to our initial public offering in September 2014, the fair value was determined based on management estimates, as discussed in the paragraphs below. Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

  •
  Risk free interest rate — the risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected life of the share options.

  •
  Expected dividend yield — we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

  •
  Expected life — the expected term was estimated based on the average between the vesting period and the contractual term.

  •
  Expected volatility — as we have a short period of trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated by taking the average historical price volatility for industry peers based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Industry peers consist of several public companies in the technology industry similar in size, which are engaged in similar business sectors in China and worldwide. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

       The fair value of restricted shares and RSUs is determined based on the fair value of our ordinary shares.

       Prior to our initial public offering in September 2014, in the absence of a public trading market, the determination of the fair value of our ordinary shares by the administrators was made with reference to the price at which we had recently sold our ordinary shares to third party investors, or other representative private share sale transactions entered into on an arms-length basis known to us. If such references were not available, the valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants' Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors such as our operating and financial performance, expected growth rates, expected profit margins and the market performance of industry peers, to determine the fair value of our ordinary shares.

       In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during fiscal year 2014 and the subsequent periods in light of preparations for our initial public offering.

       Starting from January 2014, our BEV was estimated using a combination of two generally accepted approaches: the market approach using the guideline company method, or GCM, and the income approach using the discounted cash flow method, or DCF. The market approach considers valuation metrics based on trading multiples of a selected industry peer group of companies. The DCF method estimates enterprise value based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate based on the guideline companies' weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The GCM and DCF methods are then weighted equally in determining our BEV.

       In addition to the GCM and DCF methods, starting from April 2014, the market transaction method, or MTM, was also adopted. MTM considers recent transactions of secondary shares by our existing shareholders, which indicate the equity value of the underlying business being evaluated. We assigned a 50% weight to MTM and the remaining 50% weight equally to GCM and DCF.

       Subsequent to our initial public offering in September 2014, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares.

       If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

  Subscription of rights to acquire our restricted shares

       We offered selected partners of the Alibaba Partnership and they have subscribed for rights to acquire our restricted shares. These rights are not subject to any vesting conditions and entitle the holders to purchase restricted shares at a price of US$14.50 per share during a four year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The fair value of the rights was determined by the Black-Scholes option-valuation model. A discount for post-vesting sales restriction was applied to arrive at the estimated value of the restricted shares for the determination of the fair value of the rights. Share-based compensation expense equivalent to the entire fair value of these rights less the initial subscription price was recorded in the period of subscription.

  Share-based awards relating to Ant Financial Services

       Junhan made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to most of our employees. The vesting of such awards is conditional upon the fulfillment of requisite services to us, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with us at a price to be determined based on the then fair market value of Ant Financial Services. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. The cost relating to such share-based awards is recognized by us as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards are accounted for as financial derivatives and initially measured at their fair value, and the related share-based compensation expense will be recognized over the requisite service period. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan. The fair values of the underlying equity are primarily determined by reference to the BEV of Ant Financial Services which are based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Financial Services requires the judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statement significantly.

       As of March 31, 2015, the total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB12,515 million or US$2,038 million with a weighted-average remaining requisite service period of 2.3 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different from our expectations. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of March 31, 2015, share-based awards granted to non-employees included 605,340 share options and 6,447,715 RSUs. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Ant Financial Services has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. See "Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Ownership of Ant Financial Services and Alipay." The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods. These awards are similar to share appreciation awards linked to the valuation of Ant Financial Services and accounted for as financial derivatives. See note 8(d) to our consolidated financial statements for the years ended March 31, 2013, 2014 and 2015 included elsewhere in this prospectus.

Equity-settled Donation Expense

       In October 2013, we granted options to acquire 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by Jack and Joe. These share options were approved by our board of directors and the options are not subject to any vesting condition and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. The fair value of the share options was determined using the Black-Scholes option valuation model, which requires inputs such as the fair value of the underlying restricted shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. As we do not have a history of granting such options for charity purposes, the expected life was estimated to be the exercisable period of the options. To determine the fair value of the restricted shares, discounts for post-vesting sales restrictions were applied to the fair value of our ordinary shares depending on the duration of the restriction period of each particular tranche. We have determined the fair value of these options based on the methodology described above, with the assistance of an independent appraisal firm. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

       The considerations, assumptions and valuations of ordinary shares as well as assumptions for risk-free interest rate, expected dividend yield and expected volatility used to calculate the equity-based donation expense are the same as those used in connection with our share-based awards during the corresponding period. See "— Share-based Compensation Expense and Valuation of Our Ordinary Shares."

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

       We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

       Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they are remitted offshore to us. As of March 31, 2015, the amounts accrued in deferred tax liabilities relating to such withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries operating in China will not be indefinitely reinvested in China. A change in our judgment as to whether we will reinvest the profits in China indefinitely will impact the deferred tax liabilities to be provided in the future.

Fair Value Determination Related to the Accounting for Business Combinations

       A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

       We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for the investments classified as Level 2 relating to financial derivatives and interest rate swaps are provided by independent third parties such as the custodian banks. The valuation for the liabilities classified as Level 3 relating to contingent consideration and put liability in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome of such contingencies.

Impairment Assessment on Goodwill and Intangible Assets

       We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

       For the quantitative assessment of goodwill impairment, we identify the reporting units and compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

       If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. For intangible assets, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years or a longer period if necessary. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment of Investments in Equity Investees

       We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors that we consider include the length of time that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the aforementioned factors and changes to such determination can significantly affect the results of the impairment tests.

Depreciation and Amortization

       The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Allowance for Doubtful Accounts Relating to Micro Loans

       We record allowances for doubtful accounts on the micro loans according to our best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by us to merchants generally range from 7 days to 360 days. We estimate the allowances by multiplying pre-determined percentages to the outstanding loan amounts based on the aging of the loans. Given that substantially all borrowers are merchants on our marketplaces, we are able to monitor the transaction history of these merchants and other operating data accumulated on our platforms, and assess the general financial health of these borrowers. Judgment is required to determine the percentages used to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such percentages continue to reflect our best estimate of the inherent losses based on our assessment of the merchants' ability to repay the loans. The micro loans and the allowance for doubtful accounts relating to micro loans balances were insignificant as of March 31, 2015 because we disposed of certain equity interests and assets primarily relating to the micro loans business and related services and upon the completion of the restructuring of our relationship with Ant Financial Services during the year ended March 31, 2015. See "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

Recent Accounting Pronouncements

       In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ("ASU") 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity," which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity's operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for us for all new disposals of components and new classification as held for sale beginning April 1, 2015. The revised guidance will not have a material effect on our financial position, results of operations or cash flows.

       In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Topic 605, Revenue Recognition" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for us for the interim reporting period ending June 30, 2018, with early application permitted only for the annual reporting period ending March 31, 2018 and the interim reporting periods within this reporting period. We are evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

       In January 2015, the FASB issued ASU 2015-01, "Income Statement-Extraordinary and Unusual Items," which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for us for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on our financial position, results of operations or cash flows.

       In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) — Amendments to the Consolidation Analysis," which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for us for the year ending March 31, 2016 and interim reporting periods during the year ending March 31, 2016. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In April 2015, the FASB issued ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs relating to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective retrospectively for us for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Our Mission

       Our mission is to make it easy to do business anywhere.

       Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customers' needs and solving their problems — whether those customers are buyers or sellers — ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platform. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Vision

       We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

  Meet @ Alibaba.    We enable millions of commercial and social interactions among our users, between consumers and merchants, and among businesses every day.

  Work @ Alibaba.    We empower our customers with the fundamental infrastructure for commerce and data technology, so that they can build businesses and create value that can be shared among our ecosystem participants.

  Live @ Alibaba.    We strive to expand our products and services to become central to the everyday lives of our customers.

  102 Years.    For a company that was founded in 1999, lasting at least 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

Our Values

       Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

       Our six values are:

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  Customer First — The interests of our community of buyers and sellers must be our first priority.

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  Teamwork — We believe teamwork enables ordinary people to achieve extraordinary things.

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  Embrace Change — In this fast-changing world, we must be flexible, innovative and ready to adapt to new business conditions in order to survive.

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  Integrity — We expect our people to uphold the highest standards of honesty and to deliver on their commitments.

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  Passion — We expect our people to approach everything with fire in their belly and never give up on doing what they believe is right.

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  Commitment — Employees who demonstrate perseverance and excellence are richly rewarded. Nothing should be taken lightly as we encourage our people to "work happily, and live seriously."

Company Overview

       We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2014. We operate Taobao Marketplace, China's largest online shopping destination in terms of gross merchandise volume, Tmall, China's largest third-party platform for brands and retailers in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2014 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB2,444 billion (US$394 billion) in the twelve months ended March 31, 2015. There were 350 million active buyers on these marketplaces and over 10 million active sellers in the twelve months ended March 31, 2015. A significant portion of our customers have already transacted on our mobile platform, and we are focused on continuing to capture this opportunity. In the three months ended March 31, 2015, mobile GMV accounted for 51% of our GMV, up from 42% in the preceding three months and up from 27% in the same period in 2014. The number of mobile MAUs increased from 163 million in the month ended March 31, 2014, to 265 million in the month ended December 31, 2014 and to 289 million in the month ended March 31, 2015.

       In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global online wholesale marketplace in 2014 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace.

       We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

       Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem. For more discussion of our ecosystem, see "— Our Ecosystem and Its Participants."

       We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

       Through Alipay, we offer payment and escrow services for buyers and sellers, providing security, trust and convenience to our users. We take a platform approach to shipping and delivery by working with third-party logistics service providers through a central logistics information system operated by Cainiao Logistics, our 48%-owned affiliate.

       In fiscal year 2015, we generated 78% of our revenue from our China retail marketplaces, where Chinese consumers have access to millions of merchants offering a broad spectrum of physical goods, virtual items and services. As of May 31, 2015, there were over 1 billion product and service listings offered by sellers on our China retail marketplaces. Our revenue on these marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for online services.

       In addition to our China retail and wholesale marketplaces, our major business units include our Alimama marketing technology platform, which provides us and our sellers with marketing services including valuable data insights, and Alibaba Cloud Computing, which supports our ecosystem and also provides computing services to third parties. Through our mobile Internet group, which includes UCWeb and AutoNavi, we provide a variety of mobile value-added services.

Our Strategies

       We aim to continually grow and enhance our ecosystem and to transform how commerce is conducted in China and around the world. In the next ten years, we plan to build an ecosystem that allows consumers to buy globally and merchants to sell globally. The key elements of our strategy to grow our business include:

  Increase Active Buyers and Wallet Share

       There were 350 million active buyers on our China retail marketplaces in the twelve months ended March 31, 2015. In the twelve months ended March 31, 2015, the average active buyer on our China retail marketplaces placed 58 orders, up from 50 orders in the same period in 2014 and 42 orders in the same period in 2013. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketplace security upgrades, marketing and promoting our China retail marketplaces, especially in lower tier cities and rural areas, as well as by promoting the usage of our various mobile commerce apps such as our Mobile Taobao App.

  Expand Categories and Offerings

       We believe that growth in the number of product and service categories and products and services purchased within each category contributes to higher average spending per customer and therefore increases GMV. We aim to enhance the shopping experience for consumers, increase consumer engagement and create additional opportunities for merchants by developing and promoting additional categories and offerings. For example, we have taken initiatives to launch or expand offerings in specialty categories such as groceries, offline commerce, foreclosure sales, healthcare and entertainment. In addition, we have started to offer our Tmall set-top-boxes and smart televisions powered by our YunOS that provide access to entertainment and e-commerce content. We will continue to explore ways to improve consumer satisfaction on our marketplaces so that consumers will buy across more product categories. We intend to complement organic product category expansion with strategic alliances, investments and acquisitions.

  Extend Our Mobile Leadership

       The number of mobile MAUs increased by 24 million to 289 million in the month ended March 31, 2015, from 265 million in the month ended December 31, 2014, which represents a 77% increase from 163 million in the month ended March 31, 2014. In addition, mobile GMV transacted on our China retail marketplaces accounted for 84% of total mobile retail GMV in China in the three months ended March 31, 2015, according to iResearch. In the quarter ended March 31, 2015, our mobile GMV exceeded 50% of our total GMV for the first time. We intend to extend our leadership in mobile commerce through mobile product improvements that enhance consumer experience. We intend to build upon our strength in mobile commerce to develop a broader spectrum of consumer offerings, such as location-based services, offline commerce and entertainment, in order to fulfill our vision of becoming central to the everyday lives of our customers. In addition, we have launched mobile apps for sellers to set up and manage their online storefronts and maintain relationships with their customers, thereby enhancing the loyalty among merchants toward our platform. We expect UCWeb and AutoNavi will further extend our mobile leadership. In addition to UCWeb's mobile browser, we will provide various mobile value-added services, including mobile search, app distribution and a mobile games platform. We intend to continue to invest in our mobile operating system, YunOS, to provide an integrated user experience on our mobile apps. We will also continue to look for ways to increase our mobile user base and engagement through strategic alliances, investments and acquisitions.

       By pursuing this "user first" strategy to focus on user experience enhancement and user base expansion, we believe that we will be able to drive more GMV that will provide economic benefits to our sellers and create additional monetization opportunities in the future. We will continue to gather data insights and explore ways to monetize user traffic on our mobile platform without disrupting user experience.

  Enhance the Success of Sellers on a Broad Basis

       We aim to increase the success of a broad base of sellers on our marketplaces by increasing their exposure to relevant buyer demand and providing them with more tools such as mobile tools and data science applications to manage their relationships with customers, in order to enable a more personalized shopping experience. We offer Qianniu , an integrated platform for communication and productivity tools that allows sellers on Taobao Marketplace and Tmall to manage their operations more efficiently. Sellers also use Weitao , our mobile social media platform that enables sellers to provide information regarding their brands, promotions and other topics to buyers. Potential sellers can also use Xiaopu , a feature embedded in our mobile Taobao App, to set up and manage their new storefront on Taobao Marketplace directly via their mobile phones. We use data analytics to help sellers target consumers and increase the rate of conversion from visits to transactions. In addition, we intend to expand our marketing affiliate network to enable our sellers to reach out to a broader range of customers. Through Cainiao Logistics, we enable our logistics service partners with data and technology to help them provide quality and comprehensive logistics services to our sellers. In addition, through our Taobao University program, we offer sellers training and education to help them improve the operation of their online storefronts and marketing and sales activities.

  Enhance Data and Cloud Computing Technologies

       We believe data generated on our marketplaces can provide significant value to our customers and other ecosystem participants. We will continue to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, platform security, location-based services and financial services, among others.

       We believe cloud computing will become an essential component of the infrastructure of e-commerce. In the past six years we have invested in and developed our proprietary cloud infrastructure to support our own businesses and those of third parties, including our sellers, start-up companies and enterprises. We will continue to invest heavily in our cloud computing platform to support our own businesses and those of third parties.

  Develop Cross-border Commerce Opportunities

       Our international strategy is focused on leveraging cross-border linkages to our ecosystem that enable foreign brands and merchants to access the Chinese consumer market without significant capital investments while providing Chinese manufacturers and merchants a platform to reach businesses and consumers across the world.

       Tmall Global — Chinese consumers buying goods shipped from overseas.    Through Tmall Global, an extension of the Tmall platform, we address the increasing demand for foreign brands by Chinese consumers. While major foreign brands that have physical operations in China are well-represented on Tmall, we also aim to establish Tmall Global as the premier platform for overseas brands and retailers to reach Chinese consumers without the need for physical operations in China. We will continue to develop Tmall Global as the destination for Chinese consumers to gain access to foreign brands by attracting additional brands and developing more efficient cross-border payment and logistics solutions.

       AliExpress — worldwide consumers buying Chinese products.    Through AliExpress, consumers worldwide can buy directly from manufacturers and exporters in China at attractive prices. We will continue to develop and market AliExpress globally, especially to consumers in emerging economies such as Russia, Eastern Europe and South America, where quality products from China at direct-to-consumer prices offer significant value.

       Alibaba.com — Chinese wholesale exports to the world.    Alibaba.com is a global online wholesale marketplace. We seek to expand our import/export marketplace by growing the number of paying members, as well as offering additional value-added services such as customs clearance, VAT rebate services for our exporters and cross-border logistics solutions.

  Develop Our People

       We have a strong and deep bench of talented executives who will lead us for years to come. At the same time, we are committed to continuing to develop strong leadership from within. In addition to investing in various business initiatives, including cloud computing, logistics, big data technology and cross-border trade capabilities, and our ecosystem partners, we plan to invest in and strengthen our talent. We believe that this is needed for us to embrace the challenges of high growth, scale and complexity in executing our vision for consumers and businesses around the world to meet, work and live at Alibaba.

Our Ecosystem and Its Participants

Overview

       Buyers and sellers are at the heart of our ecosystem. Buyers and sellers discover, select and transact with each other on our platform. Third-party service providers add value to our platform through service offerings that make it easier for buyers and sellers to do business. The third-party participants in our ecosystem include a payment services provider, logistics providers, retail operational partners, marketing affiliates, independent software vendors and various professional service providers.

       We have developed key policies and procedures that maintain the health and sustainability of our marketplaces, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. We have agreements, arrangements and relationships with our ecosystem participants — buyers, sellers and third-party service providers. We also have strategic alliances with and or investments in leading China Internet companies such as Weibo and Youku Tudou.

       We are invested in the success of every participant in our ecosystem and we strive to ensure that our ecosystem partners capture their fair share of the economics.

       As our ecosystem expands, new jobs are created. According to a research report authored by AliResearch, our internal research division, as of December 2014, our China retail marketplaces supported over 13 million direct and indirect job opportunities, including people working directly for online storefronts and service providers to sellers.

Value Proposition to Consumers

       The large and growing number of the consumers we serve and the increasing frequency with which they shop on our marketplaces reflect our value proposition to consumers. In the twelve months ended March 31, 2015, we had 350 million annual active buyers who placed an average of 58 orders during this period.

       Anything you want, anytime, anywhere.    With over 1 billion product and service listings offered by sellers on our China retail marketplaces as of May 31, 2015, consumers have access to a wide selection of products ranging from high volume items to more niche, tailored and personalized products, or so-called "long-tail" products, all through our websites and mobile apps on a 24-hour a day, 7-day a week basis.

       Delightful shopping experience.    We believe that our marketplaces deliver a delightful shopping experience to consumers. We believe that the following factors drive the consumer experience on our platform:

  Selection and value for money.    With more than 10 million annual active sellers on our China retail marketplaces in the twelve months ended March 31, 2015 and over 140,000 brands on Tmall as of March 31, 2015, our marketplaces offer consumers competitive pricing across a broad range of categories.

  Personalization.    Our data analytic and data management capabilities allow us to anticipate buyer needs and tailor product offering displays, matching buyers with the most relevant merchants.

  Reliability.    Consumers rely on feedback on the sellers, product reviews and seller rating systems to give them the transparency and comfort they need in choosing from whom to buy.

  Product quality and consumer protection.    Our marketplace rules encourage sellers to make product quality their priority. Sellers on Tmall are required to offer consumer protection programs, such as guaranteed returns and product warranties. Sellers on Taobao Marketplace are required to offer certain consumer protection measures and may also choose to participate in additional return and warranty programs. The sellers who participate in additional consumer protection programs generally do more business on our marketplace.

  Convenient payment.    The escrow services provided by Alipay on our China and International retail marketplaces are designed to make payment safe, fast and easy for consumers who use that service whether they shop on a computer or a mobile device.

  Reliable and timely delivery.    The central logistics information system we provide through Cainiao Logistics enables sellers to fulfill and deliver orders in timely and reliable ways, with real-time information being provided to buyers on delivery status. Logistics service providers, such as express delivery companies, relied on this information system to fulfill and deliver an average of 24 million packages per day to consumers in the twelve months ended March 31, 2015.

Value Proposition to Sellers

       Cost-effective customer acquisition with scale.    We believe our marketplaces are the top choices for sellers, whether they are wholesalers or retailers, to establish a presence to gain access to buyer traffic. In March 2015, an average of over 100 million unique daily visitors visited our Taobao Marketplace.

       Taobao and Tmall have become synonymous with online and mobile shopping in China. Consumers come to our online or mobile platform with strong commercial intent, which drives high conversion rates for merchants. In addition, we provide sellers with data analytics that enable them to more effectively target their offerings and marketing efforts to increase the rate they convert shoppers to buyers. Accordingly, we believe our marketplaces to be an effective and cost-efficient way to acquire online customers in China.

       In addition, sellers can extend their consumer reach through our ecosystem of marketing affiliates. Taobao Affiliate Network, one of the leading marketing affiliate networks in China, enables merchants to generate incremental traffic from third-party affiliates to their storefronts and product listings. For example, Weibo, a leading social media platform in China in which we have an equity investment, offers merchants a marketing medium for messages and alerts such as new products and special promotions with a reach of 198 million monthly active users during March 2015, according to Weibo's public announcement.

       Brand building and promotions.    Many retailers have successfully built brand awareness and run brand promotions on our retail marketplaces. Because we do not compete with merchants who sell on our marketplaces, brands and retailers embrace Tmall as a platform to distinguish their own brand identities and build brand awareness and image. Through real-time interactions with consumers who have commercial intent, Tmall enables retailers to run special promotions and targeted marketing campaigns utilizing data and interactive media in ways that cannot be achieved through traditional media or social networking platforms.

       Infrastructure support for sellers.    Sellers not only build their storefronts and product catalogues on our marketplaces; they also rely on our platform for a range of essential support services to operate their businesses. These include Web-based and mobile interfaces to manage listings, orders and customer relationships, as well as cloud computing services for their enterprise resource planning, or ERP, and client relationship management, or CRM, systems. Through Cainiao Logistics, we provide sellers with performance analytics on their logistics service providers, including delivery performance, customer satisfaction ratings and complaint statistics. Sellers can place shipment orders with our partner logistics providers directly through the Cainiao Logistics platform. Through the shipment ordering systems, we aim to enable sellers to improve the buyer shopping experience by providing performance analytics and tools such as shipment fee calculators.

       Direct sourcing for merchants.    We enable merchants to source products through 1688.com, our domestic wholesale marketplace. Retail merchants have access to a transaction system developed by us to efficiently connect and transact with sellers on 1688.com. By connecting wholesalers and manufacturers with merchants on our retail marketplaces, we make it possible for producers to shorten the distribution chain and for retail merchants to have access to a more cost-effective direct sourcing channel.

       Financing for sellers.    We offer Ant Financial Services' financing products to certain sellers on our marketplaces. We believe that these financing products can be structured and distributed in a more cost-effective way because through our data sharing agreement with Ant Financial Services, Ant Financial Services is able to use data from our marketplaces to make informed marketing, credit and risk management decisions.

Value Proposition to Third-party Service Providers

       Marketing affiliates.    We believe Taobao Affiliate Network is one of the largest affiliate marketing networks in China based on revenue shared with affiliates. Taobao Affiliate Network is powered by Alimama, our proprietary online marketing technology platform. Through this platform, sellers place marketing displays on our marketing affiliates' websites and mobile apps, and sellers pay us a performance-based marketing fee primarily based on cost-per-click, or CPC, and cost-per-sale, or CPS, models. A significant portion of the marketing fees is shared with the participating affiliates.

       Logistics service providers.    Our scale and the data generated from transactions on our marketplaces enable us to work closely with our logistics service providers — including warehouse operators, line haul services providers and express delivery services — to improve the quality of their services. Through Cainiao Logistics, we provide real-time information to our logistics service providers, including key operating metrics such as distribution center utilization rates, route planning data and order volume forecasts. This information allows our logistics service providers to operate more efficiently by optimizing their warehouse, transport and people resources to effectively meet consumer demand.

       We collaborate with logistics service providers to develop solutions that are tailored for product categories that require special handling, such as perishables, frozen items, large appliances, home improvement products and furniture. This creates additional business opportunities for our logistics service providers.

       Retail operational partners.    As more brands and retailers expand into e-commerce, they look to outsource certain functions to third parties who have experience conducting business on online and mobile commerce platforms. These functions include product planning, supply chain management, inventory storage and fulfillment, marketing and storefront management, customer relationship management and customer service.

       Independent software vendors, or ISVs.    ISVs provide software tools as well as systems integration services to sellers. Our China retail marketplaces provide open application programming interfaces, or APIs, for ISVs to develop and distribute services for merchants to customize their storefronts. In addition, ISVs that provide systems integration services help merchants manage their ERP and CRM systems that are hosted on our cloud computing platform.

       Professional services.    The large scale of economic activity on our marketplaces has spawned a number of specialized professional services being offered to merchants. These include, among others, photography specialists, models for clothing and accessories, customer service agents, Internet marketing consultants and professional buying agents.

Our Businesses

Our Marketplaces

       The following table summarizes the key marketplaces we operate:

Marketplace	Year of launch	Description	Key metrics
Taobao Marketplace (www.taobao.com) Tmall (www.tmall.com) Juhuasuan (www.juhuasuan.com) 1688.com (www.1688.com) AliExpress (www.aliexpress.com) Alibaba.com (www.alibaba.com)	2003 2008 2010 1999 2010 1999	China online shopping destination China brands and retail platform China group buying marketplace China wholesale marketplace Global consumer marketplace Global wholesale marketplace
GMV:(1)(2) RMB2,444 billion
Annual active buyers:(2) 350 million
Annual active sellers:(2) more than 10 million

Paying members:(3) over 830,000

GMV settled through Alipay:(2) US$4.3 billion

Paying members:(3) over 136,000

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.
(2)
For the twelve months ended March 31, 2015.
(3)
As of March 31, 2015.

  Taobao Marketplace

       We launched Taobao Marketplace in 2003 as a free platform for buyers to explore and discover products and sellers to establish a low-cost online presence. Taobao means "search for treasure" in Chinese and has become synonymous with online shopping. According to iResearch, Taobao was the number one C2C marketplace in terms of gross merchandise volume in China in 2014. Users may access Taobao Marketplace anytime, anywhere through the Taobao website, our Mobile Taobao App and our mobile-optimized website. Our Mobile Taobao App has been the most popular mobile commerce app in China from August 2012 to April 2015 (the most recent month for which such data is available) in terms of mobile MAUs, according to iResearch. Taobao Marketplace had an average of over 100 million unique daily visitors in March 2015. With the large number of daily visitors, Taobao Marketplace acts as a starting point for buyers to explore, discover and use our marketplaces and services. For example, Taobao Marketplace drives significant organic traffic to Tmall, lowering customer acquisition costs across our marketplaces.

       Taobao Marketplace is open to everyone. Sellers on Taobao Marketplace are primarily individuals and small businesses. Anyone selling on Taobao Marketplace must verify their identity, pass an online examination on Taobao Marketplace rules and execute an honor code pledge. Through individual online storefronts, sellers list their products and services and complete transactions with buyers. In addition to serving buyers and sellers in large cities, Taobao Marketplace also benefits buyers and sellers from lower tier cities. During the twelve months ended March 31, 2015, 219 million active buyers, or approximately 63% of all active buyers on our China retail marketplaces, were located outside of tier 1 and tier 2 cities.

       The creation of storefronts and listings are free of charge to sellers. The escrow payment services provided by Alipay are free of charge to buyers and sellers unless payment is funded through a credit card, in which case Alipay charges a fee to the seller based on the related bank fees charged to Alipay. We generate revenue on Taobao Marketplace from sellers who purchase P4P and display marketing services to direct traffic to their storefronts either on Taobao Marketplace, Tmall or Juhuasuan. In addition, we also acquire additional traffic for our marketplaces from third-party marketing affiliate websites. We also generate subscription fee revenue from sellers who pay for our storefront software, including a suite of tools to upgrade, decorate and manage their online storefronts.

  Tmall

       We launched Tmall in 2008 as an online platform featuring brands and retailers with each seller having a uniquely identifiable online storefront. Users may access Tmall anytime, anywhere through the Tmall website and the mobile apps and mobile-optimized websites provided by Taobao Marketplace and Tmall. According to iResearch, Tmall is the largest brands and retail platform in China in terms of GMV in 2014, including direct sales companies and platform operators.

       Tmall caters to online and mobile consumers looking for branded products and a premium shopping experience. It is a trusted platform for consumers to buy both homegrown and international branded products and products that are not available in traditional retail outlets. Brands and retailers operate their own stores on the Tmall platform with unique identities, look and feel, enabling sellers to control their own branding and merchandising. As of March 31, 2015, there were over 140,000 brands on Tmall. Because of the presence of a large number of global brands and the stringent requirements for merchants to operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness.

       In 2009, Tmall pioneered November 11, known as "Singles Day" in China, as an annual promotional shopping day. Singles Day was established as an annual promotional event on Tmall to reward consumers through discounts. On November 11, 2014, our China and international retail marketplaces generated GMV of RMB57 billion (US$9 billion) settled through Alipay within a 24-hour period. 43% of total GMV settled through Alipay on that day was attributable to mobile.

       In 2014, we launched Tmall Global, which is a platform for international brands to offer products directly to consumers in China. Tmall Global offers Chinese consumers access to branded products sourced and fulfilled directly from overseas. In addition, consumers may directly settle payments with the international merchant in Renminbi through Alipay's international settlement services.

       International brands that set up storefronts on Tmall Global benefit from the exposure to the hundreds of millions of visitors on Taobao Marketplace and Tmall, enabling them to establish their brand awareness in China without the need for a physical presence in China. International merchants can register and set up a storefront with Tmall Global with, among other things, registered trademarks from jurisdictions of their home countries. Foreign brands on Tmall Global primarily consist of brands from the United States, Germany, the United Kingdoms, France, Italy, Australia, New Zealand, Korea, Japan, Taiwan and Hong Kong. For example, we are cooperating with major hypermarkets around the world, including Costco from the U.S., Countdown from New Zealand, Lottemart and e-Mart from South Korea, RT-Mart from Taiwan, Fresta from Japan and King Power from Thailand, to bring even more imported goods to Chinese consumers.

       Sellers on Tmall and Tmall Global pay commissions based on a pre-determined percentage of GMV for transactions settled through Alipay that varies by product category, and typically ranges from 0.3% to 5%. Tmall sellers also pay an annual upfront service fee, up to 100% of which may be refunded depending on sales volume achieved by the seller within each year. Sellers also pay a security deposit to back-stop potential claims under our consumer protection programs.

  Juhuasuan Group Buying Marketplace

       Launched in 2010, Juhuasuan was the most popular online group buying marketplace in China based on its monthly active users in 2014, according to iResearch. Juhuasuan is a standalone marketplace that operates a distinct website with its own brand identity among consumers. Juhuasuan is another avenue for sellers' marketing spending to help them generate more sales and acquire additional traffic. All merchants that purchase promotional slots on Juhuasuan are Taobao Marketplace and Tmall merchants, and transactions from traffic originated on

Juhuasuan are completed on the merchants' storefronts on Taobao Marketplace or Tmall. Accordingly, GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed on.

       Juhuasuan offers quality products by aggregating demand from numerous consumers. Juhuasuan offers distinct group buying channels featuring branded and private label products, products made to custom specifications and offline commerce.

       Sellers on Juhuasuan primarily pay a commission based on a pre-determined percentage of GMV settled through Alipay, which varies by product category, and, under certain circumstances, a placement fee for promotional slots for a specified period.

  Emerging Offline Consumption Opportunities

       In 2010 we started offering Taobao Local Service, an online and mobile platform that allows consumers to discover services offered by local merchants and that offers a channel for traditional offline service providers. Taobao Local Services may be accessed through both personal computers and our mobile apps. Other Taobao Local Services include Alitrip and online movie ticketing. In April 2015, we delivered a non-binding proposal to Alibaba Pictures for a possible business injection of our online movie ticketing business and financing and investment platform for the production of movies and other media content into Alibaba Pictures. In June 2015, we announced that we will establish a joint venture under the brand name Koubei with Ant Financial Services, aimed at capturing opportunities within China's local services market, with an initial focus on the food and beverage market. We will transfer our food ordering and delivery business that we currently operate under the Taodiandian brand to this joint venture. Ant Financial Services will transfer to this joint venture its offline merchant resources.

  1688.com

       1688.com is a leading online wholesale marketplace in China. 1688.com offers membership packages for sellers to establish an online presence to market relevant product information to wholesale buyers involved in domestic trade in China. We have extended our business model to create a transaction platform on 1688.com to help wholesalers transact with buyers and the majority of buyers are merchants on our retail marketplaces. The majority of sellers on 1688.com are Chinese wholesalers, suppliers or distributors. 1688.com also acts as a wholesale channel for merchants doing business on our retail marketplaces to source products from domestic wholesalers.

       Sellers may join 1688.com and list their products for free. Sellers may purchase a China TrustPass membership that allows wholesalers to host premium storefronts with access to basic data-analytic applications and upgraded storefront management tools. Sellers may also pay for additional services, such as premium data analytics, and online marketing services such as P4P marketing services and keyword bidding.

  AliExpress

       We launched AliExpress in 2010. This global consumer marketplace enables consumers from around the world to buy directly from wholesalers and manufacturers in China. On AliExpress, consumers have access to a wide variety of products.

       In addition to the global English-language site, AliExpress operates fifteen local language sites in countries like Russia, Brazil, Indonesia, Spain and France. Sellers primarily consist of small and medium-sized businesses located in China.

       Sellers on AliExpress pay a transaction commission at a fixed rate, which is 5% of GMV for transactions settled through Alipay. We also generate revenue on AliExpress from sellers who participate in the third-party marketing affiliate program for this marketplace. In the twelve months ended March 31, 2015, AliExpress generated US$6.6 billion in GMV, US$4.3 billion of which was settled through Alipay.

  Alibaba.com

       Alibaba.com was our first online commerce platform, launched in 1999. Alibaba.com is a leading English language wholesale platform focused on supporting global trade, which was China's largest global online wholesale marketplace by revenue in 2014, according to iResearch.

       Sellers on Alibaba.com may pay for an annual Gold Supplier membership to host a premium storefront with product listings on the marketplace. Sellers may also purchase an upgraded membership package to receive value added services such as upgraded storefront management tools, P4P marketing services, higher rankings from keyword search, custom clearance, VAT refund and other import/export business solutions. Buyers on Alibaba.com are located in numerous countries all over the world. Buyers are typically SMEs engaged in the import and export business, trade agents, and wholesalers, retailers and manufacturing companies.

  Marketing Services on Our Marketplaces

       Our marketing technology platform, Alimama, offers sellers on our marketplaces P4P marketing service and display marketing for both personal computer and mobile devices. Using our auction or bidding system, sellers place P4P and display marketing services on our websites and the websites of third parties that are part of our Taobao Affiliate Network. The ultimate placement of the online marketing services on our websites or those of third-party marketing affiliates is based upon the results of our proprietary algorithms that incorporate specific attributes or information, such as demographic and geographic information, to place the services for the sellers in a way that will enhance their return on marketing expenditure. Merchants may choose to opt out of online marketing services offered by third-party marketing affiliates so that any services they bid for on our systems will be for services that appear only on our websites. In addition, under our current bidding system, merchants may set a different bidding price for mobile if merchants choose to opt in to using our online marketing services on mobile devices.

       Through the Taobao Affiliate Network, which we believe is one of the largest online marketing affiliate networks in China in terms of revenue shared with third-party marketing affiliates, we also offer the Taobaoke Program, which connects sellers to our affiliate marketing partners for marketing displays on the affiliate partners' websites. Under the Taobaoke Program, sellers on Taobao Marketplace and Tmall pay us commissions based on a percentage of GMV for transactions settled through Alipay from users sourced from third-party marketing affiliates. A significant portion of that commission is shared with our third-party affiliate partners.

       In addition, under certain circumstances, sellers may pay placement fees to purchase promotional slots on our Juhuasuan marketplace for a specified period.

       P4P marketing, display marketing and Juhuasuan placement services on our websites are generally available only to merchants on Taobao Marketplace and Tmall. P4P marketing and display marketing on third-party marketing affiliates' websites are available to both merchants on Taobao Marketplace and Tmall as well as to other third parties.

       TANX.    We operate the Taobao Ad Network and Exchange, or TANX, one of the earliest and is one of the largest, real-time online advertising exchanges in China. Powered by Alibaba Cloud Computing, TANX automates the buying and selling of billions of advertising impressions on a daily basis by third parties. TANX enables more transparent pricing of advertising inventory, which improves online marketers' return on investment. Participants on TANX include publishers, merchants and demand side platforms.

       TANX is an open marketplace and is not limited solely to merchants on Taobao Marketplace and Tmall. It is also available to other third parties wishing to purchase online advertising services available in the TANX inventory.

       Data Management Platform.    We also offer a data management platform, or DMP, connected to TANX. Our DMP allows participants on TANX to evaluate and select online advertising inventory using both behavioral data they provide us as well as data from browsing behavior and shopping history. By customizing and tagging attributes of consumers, participants on TANX are able to evaluate online advertising inventory more precisely and reach their targeted audiences more efficiently.

  Tools and Enablers

       Tools and Enablers for Buyers on Our Marketplaces.    Our tools for buyers enable them to navigate and search our marketplaces, complete transactions efficiently and provide input on their buying experience. Through our proprietary algorithm, we offer search functions on all of our web pages, mobile apps and many of our marketing affiliates' websites and apps to provide a highly relevant search experience, making it easy for buyers to find products and services within our marketplaces. We also use our proprietary algorithm that takes into account the context of the search to provide a highly relevant search experience. When a buyer conducts a search on Taobao Marketplace, the results include storefront and product listings across both Taobao Marketplace and Tmall to better meet the buyer's needs and provide the most relevant results. We also offer a feedback system on our marketplaces. After a transaction is completed, a buyer can rate a seller based on various criteria, including whether the received product matches its description, a seller's service level and delivery timeliness. These criteria form the basis of the detailed service rating, or DSR. Aggregate DSR scores for each seller over the past six months are displayed prominently on a storefront. DSR scores also affect a seller's ranking on search results pages.

       Tools and Enablers for Sellers on Our Marketplaces.    Our tools for sellers help them improve their online storefronts, manage their businesses and make their operations more efficient. These tools include:

•	Storefront management. We offer a suite of tools that assist sellers on Taobao Marketplace in upgrading, decorating and managing their storefronts under the Wangpu application which is available for a subscription fee. For smaller sellers, we provide Wangpu for free. We also offer a free feature called Xiaopu in our mobile Taobao App that allows sellers to set up and manage their storefronts directly using their mobile phones.
•
Communication. We offer Aliwangwang and Wangxin , instant messengers that support text, audio and video communication on personal computers and mobile phones that facilitate open communication between buyers and sellers.
•
Productivity management. We also offer Qianniu , an integrated platform for communication and productivity tools, which allows sellers on Taobao Marketplace and Tmall to access a number of our tools such as Wangpu, Aliwangwang and Alimama through a unified interface.
  •
  Taobao services platform.    We offer Taobao Services Platform where a large number of retail operational partners, ISVs and professional services providers provide a variety of services to our sellers, including product planning, supply chain management, inventory storage and fulfillment, marketing promotion, fashion modeling, storefront management and CRM services, software tools and system integration services. To maintain and monitor the quality of services provided in our ecosystem, we set specific standards that our third-party service providers must meet in order to be eligible to offer services on the Taobao Services Platform.

Cloud Computing and Internet Infrastructure

       Alibaba Cloud Computing supports our e-commerce ecosystem by providing a distributed computing infrastructure to handle the large volume of traffic and data generated on our online marketplaces. Our cloud computing infrastructure serves our own platform, our affiliated companies and Alipay, and provides cloud computing services to our sellers and other third parties. Our cloud computing platform offers a complete suite of service offerings, including elastic computing, database services and storage and large scale computing services. We are developing and enhancing a mobile operating system, YunOS, for mobile devices, the Internet of things and set-top boxes, which will be integrated into our cloud computing offerings.

       We offer our cloud computing services to our sellers, start-ups, enterprises and other third parties for a fee primarily based on time and usage. As of March 31, 2015, Alibaba Cloud Computing services had over 240,000 paying direct customers. In addition to these paying direct customers, Alibaba Cloud Computing services also have non-paying direct customers, web-hosting services customers, as well as sellers who use Alibaba Cloud Computing services indirectly through Jushita, our dedicated cloud solution platform for sellers on our China retail marketplaces. In the aggregate, Alibaba Cloud Computing services had over 1,800,000 customers as of March 31, 2015. The reliability and scalability of our cloud computing platform is evidenced, for example, by our successful processing of a peak order creation volume of 80,000 orders per second during our Singles Day promotion on November 11, 2014, when record amounts of traffic and transactions occurred.

Others

  Mobile Internet Services

  •
  UCWeb.  UCWeb, our wholly-owned subsidiary, is China's largest mobile browser company in terms of monthly mobile active users, according to iResearch. As of May 2015, it operated the largest third-party mobile browser in India and Indonesia in terms of page view market share, according to StatCounter (data available at: http://gs.statcounter.com). UCWeb also provides various mobile value-added services, including mobile search, app distribution and a mobile games platform.

  •
  AutoNavi.  AutoNavi, our wholly-owned subsidiary, is one of China's leading providers in digital map, navigation and location-based services.

  Entertainment

       We are establishing an Internet-based entertainment ecosystem for domestic households through three businesses:

  •
  Over-the-top Services.  We offer over-the-top services such as the delivery of a variety of video content over the Internet through set-top boxes developed by us and set-top boxes and smart televisions developed by third parties powered by YunOS.

•	Music. We operate online music platforms, Xiami and Tiantiandongting , that offer music streaming services through websites and mobile apps.
  •
  Alibaba Pictures.  Alibaba Pictures, one of our affiliates, is a film and television program producer and distributor. It is our movie business flagship which is an important part of our entertainment ecosystem.

  Health

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  Alibaba Health.  Alibaba Health, one of our subsidiaries, is a leading operator of product identification, authentication and tracking system principally for the pharmaceutical industry in China. We intend for Alibaba Health, as an integrated information and content service provider that seeks to provide technology enabled solutions to healthcare industry participants, to be our healthcare flagship.

Other Major Elements of Our Ecosystem

Logistics

       In order to meet our current and future logistics demands, we established a distributed and scalable logistics operation model that links a network of logistics service providers, sellers and buyers to our proprietary information platform, which is operated by Cainiao Logistics. We do not own the physical infrastructure but instead work with a variety of logistics service partners to ensure we can connect buyers and sellers throughout China and around the world. Our logistics platform provides real-time access to information and data for sellers to help them better manage their businesses, and for logistics service providers to help them improve the efficiency and effectiveness of their services and enhance consumer experiences.

       Cainiao Logistics is the wholly-owned subsidiary of a joint venture we formed in 2013 with five major express delivery companies in China that provide services on our China retail marketplaces, as well as firms specializing in real estate development. We own a 48% equity interest in the joint venture. Together with these partners, we will continue to look for ways to develop and expand the reach of our logistics platform.

  Logistics process

       When a customer orders a product from a seller on our marketplaces, in most cases, the seller selects a delivery company to fulfill the order. The selected delivery company is responsible for end-to-end delivery. Larger sellers that process large order volumes on a daily basis may select a number of logistics service providers to perform pick-up, warehousing, line-haul and last mile delivery. Both buyers and sellers can access tracking information online until the package is delivered. Buyers can provide feedback on the delivery companies which is then accessible to both sellers and delivery companies. In the twelve months ended March 31, 2015, approximately 2.1 billion packages from transactions on our China retail marketplaces were delivered within 48 hours from shipment to the end customer. Customers can choose longer delivery times at lower cost, and we estimate that the average delivery time of packages tracked by us from shipment to the end consumer was approximately 3 days.

  Network of logistics service providers

       We have established a network of logistics service providers through Cainiao Logistics. Cainiao Logistics has agreements with logistics service providers covering several areas, including data sharing, delivery commitments, pricing and services for specific product categories. This network allows sellers to select one of many different logistics service providers depending on their needs. The 14 strategic delivery partners working with our logistics platform have a national network and the top six of these delivery partners handled the majority of packages generated on our marketplaces in the twelve months ended March 31, 2015. We believe that orders from transactions generated on our marketplaces represented a significant portion of our delivery partners' total delivery volumes in the twelve months ended March 31, 2015. According to data provided by them as of March 31, 2015, our top 14 strategic delivery partners employed over 1,400,000 delivery personnel in more than 600 cities and 31 provinces, directly controlled municipalities and autonomous regions in China. Collectively they operated more than 100,000 delivery stations. This network managed the delivery of over 8.6 billion packages from our China retail marketplaces to consumers in the twelve months ended March 31, 2015.

  Proprietary logistics information platform

       We have developed a proprietary logistics information platform, operated by Cainiao Logistics, which links buyers, sellers and logistics service partners and allows them to share information on order specifics, delivery status and user feedback. Our logistics information system can interface with a broad range of systems including our marketplace transaction systems, in addition to third party systems such as the transportation management systems of the delivery companies, and the CRM, ERP and warehouse management systems of sellers. This information serves many purposes for sellers, logistics service providers and buyers. For example, sellers can review the performance of delivery service providers on different routes. Logistics service providers can compare their performance against their peers. Buyers can track their purchases on their personal computers and mobile devices, which we believe is an important feature for consumers in China.

       Our logistics platform provides the following services and benefits to consumers:

  •
  delivery time prediction, where we estimate the delivery time of parcels shipped by participating sellers based on our data, allowing them to provide enhanced delivery certainty for buyers;

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  real-time package tracking through our website and mobile interfaces, enabling buyers to plan for receipt of their orders;

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  self-service pick-up, where the buyer chooses a convenient location for pick-up from our participating network of convenience store chains, university campuses, residential property management offices, community service stations and other locations, allowing buyers to pick up packages at a time and place convenient for them; and

  •
  logistics service evaluations, where the buyer may provide feedback on the logistics service, enabling sellers and logistics service providers to improve their services.

  Future Expansion Plans

       Our logistics strategy, which employs our proprietary information platform and a network of logistics service providers, has proven to be a scalable, effective approach to meet the current and medium-term needs of buyers and sellers. Over the longer term, we plan to further invest in logistics capabilities through Cainiao Logistics, with the objectives of significantly increasing capacity, supporting the evolving needs of current and new merchants in a broader set of categories, increasing cost efficiency and shortening average delivery times.

       In the twelve months ended March 31, 2015, the logistics system ensured the successful delivery of an average of 24 million packages per day. To support the expected growth of our ecosystem over the longer term, Cainiao Logistics has started offering end-to-end delivery solutions for larger sellers in certain product categories and developing technology and data enabled tools to improve the accuracy and efficiency of delivery such as electronic parcel forms and address database. Cainiao Logistics plans to build a network of key logistics hubs across China, including distribution centers, warehouses and other supply chain facilities. Its goal is to enable China's logistics and supply chain management industries to support the delivery of over 100 million packages per day to consumers' doorsteps anywhere in China within 24 hours of an order being placed.

       To complete this nationwide network, Cainiao Logistics has prioritized a list of key cities where key hubs will be located based on proprietary data we provide on patterns of deliveries and anticipated consumer demand, after considering a variety of factors, including macro data, such as population and GDP, e-commerce penetration rates and existing logistics infrastructure. Cainiao Logistics had acquired and intends to continue to acquire land use rights in key locations. Cainiao Logistics has also started building cross border logistics capabilities by working with logistics service providers in China and abroad.

       As the build-out of the logistics network is capital intensive, Cainiao Logistics will invest in logistics developments together with third parties who may provide passive equity and debt financing on a holding company and project-by-project basis. This capital structure for project development by Cainiao Logistics is expected to result in significant financial leverage for the 48% of equity capital that we have invested in Cainiao Logistics. Cainiao Logistics has a registered capital of RMB5,000 million, out of which our 48% share is RMB2,400 million.

Payments

       Alipay provides payment and escrow services for transactions on Taobao Marketplace, Tmall, 1688.com and certain of our other sites through contractual arrangements with us. Alipay also provides payment and escrow services to third parties in China. Alipay is the principal means by which buyers and sellers settle transactions on our China retail marketplaces. We pay Alipay a fee for the payment and escrow services it provides on our marketplaces pursuant to a commercial agreement with Ant Financial Services and Alipay. For additional details on our commercial relationship with Alipay, see "Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

       In a typical transaction on our China retail marketplaces, the buyer would have various options to pay for purchases, including with the buyer's fund balance in his or her personal Alipay account, credit card or transfers from an online bank account. Personal Alipay accounts may be funded by electronic fund transfer or pre-paid cards, as well as linked directly to the buyer's credit card or bank debit card under Alipay's "express payment" function. Whether the buyer chooses to pay with the buyer's fund balance in his or her Alipay account, credit card or bank transfer, the transaction is settled through Alipay's escrow and payment processing service — funds are transferred from the buyer to Alipay's escrow account, and Alipay releases the funds from escrow to the seller only after the buyer has confirmed receipt of goods in satisfactory condition or failed to object to the release of funds within a specified time period. Buyers and sellers may also choose to settle transactions outside of Alipay through other mutually agreed upon payment method, such as cash on delivery.

       In the twelve months ended March 31, 2015, 75% of GMV on our China retail marketplaces was settled through Alipay's escrow and payment processing services. On Tmall and Juhuasuan, we earn commissions only on transactions that are settled through Alipay.

Customer Service

Scalable customer service platform

       We trust that our customers can serve their customers better than we do, and our job is to empower them to do their job better. Our business size necessitates a highly scalable approach to customer service, and we achieve this by leveraging our ecosystem through the following methods:

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  We provide sellers on our marketplaces the tools that enhance their ability to directly serve buyers, including communications tools.

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  We have built a network of mostly university students who serve as part-time customer service representatives to support our online instant messaging service platform.

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  We also have a dedicated in-house team of customer service representatives focused on serving consumers and businesses on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems.

Return and exchange policy

       With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from the receipt of goods. In cases where the goods have already been delivered, we require our sellers to respond within 72 hours upon the receipt of a return request and the buyer is required to return the purchased goods within seven days from the purchase if the seller agrees to the return request. If the seller does not make the refund payment within ten days from the date when the return request is made, the refund will be transferred to the buyer's Alipay account automatically out of the escrow account for the transaction after the buyer has submitted a valid package tracking number to our system. In cases where the buyer requests a return before the goods are delivered, the refund amount will be automatically transferred to the buyer's Alipay account if the seller does not respond in five days (or three days for virtual items).

Dispute resolution

       In the case of disputes with a seller, a buyer can submit evidence through our dispute resolution system and seek compensation from the seller. In the twelve months ended March 31, 2015, we received dispute cases representing approximately 0.05% of annual orders placed on our China retail marketplaces. Our dispute resolution system leverages the collective experience of volunteers who have been buyers and sellers on our China retail marketplaces for at least one year to serve on an adjudication panel, which reviews cases and make deliberations through an online forum. The determination of the panel is final and provides an easy way for buyers and sellers to resolve their disputes. More significant disputes are referred to our customer service representatives.

Consumer Protection and Transaction Platform Safety Programs

Consumer Protection Program

       Consumer protection fund.    We believe every consumer has the right to safety and protection from false and misleading claims. We encourage our sellers to make product quality a priority and have set up various programs to this end such as the following:

  •
  Tmall.  All Tmall sellers are required to contribute to and maintain a consumer protection fund for the benefit of buyers. Consumer protection fund deposit requirements range from RMB50,000 to RMB150,000 for standard storefronts and in some instances are higher depending on the number of brands represented. For Tmall Global sellers, the consumer protection fund requirement is typically US$25,000 for standard storefronts. All Tmall merchants (including Tmall sellers) are required to sign agreements with us authorizing us to make deductions from their Alipay or designated bank accounts in the event of confirmed consumer claims.

    This requirement is in addition to the significant annual upfront service fees sellers are required to pay us to open storefronts on Tmall, which function as one of the entry barriers to low quality sellers. In order to open a storefront on Tmall, a seller must either be on our pre-approved list of brands or authorized resellers or must pass evaluation by our product category team. The prospective seller must also present a business license, tax registration certificate and trademark registration information or evidence of its authorization to sell branded products, among other evidence of legitimacy and quality. To stay on Tmall for a subsequent year, sellers are required to have met certain customer service and operating capability benchmarks in the previous year.

  •
  Taobao Marketplace.  Sellers on Taobao Marketplace are required to offer certain consumer protection measures and may also choose to participate in additional return and delivery services programs. All Taobao marketplace merchants are required to sign agreements with us authorizing us to make deductions from their Alipay accounts in the event of confirmed consumer claims. In addition, the majority of Taobao Marketplace merchants maintain individual consumer protection funds whose minimum amounts ranged from RMB1,000 to RMB10,000.

       Many sellers on both Tmall and Taobao Marketplace deposit beyond the platform minimum requirement to demonstrate their confidence in the quality of their services and products. To offer better services to consumers, some sellers make additional service commitments such as expedited shipment, free maintenance for electronics and installation services for furniture purchases. We incentivize sellers to set up customer protection funds by programming our search results to prioritize the rankings of product listings for sellers who have established these funds. In addition, the consumer protection fund amounts are displayed on the seller's information page.

       As of March 31, 2015, our China retail marketplace sellers' consumer protection funds deposited in their respective Alipay accounts in aggregate totaled over RMB15 billion.

       If the amounts in the sellers' consumer protection funds are not sufficient, we may choose to compensate buyers for such losses, although we are not legally obligated to do so.

       Measures against counterfeit products.    Counterfeiting and infringement of intellectual property, both online and offline, are problems common to China's emerging economy as a whole. We are committed to the protection of intellectual property rights and the long-running battle to eradicate counterfeit merchandise that may appear on our marketplaces. To protect consumers, brand owners and legitimate sellers and to maintain the integrity of our marketplaces, we use and will continue to enhance a broad range of measures to prevent counterfeit and pirated goods from being offered and sold on our marketplaces. Our current measures include:

  •
  identifying, issuing warnings and taking down suspected counterfeit products from our marketplaces;

  •
  providing an online complaint platform for brand owners to report infringements;

  •
  developing models to predict risk levels of sellers and product listings based on marketplace data;

  •
  conducting random checks by using third parties to purchase suspected counterfeit products on our marketplaces;

  •
  enhancing our communication with various relevant government authorities to eradicate sources of counterfeit goods;

  •
  offering tools to buyers to confirm authenticity of the products; and

  •
  proactively cooperating with local governments to support sellers to create original brands with the aim of transforming the economic structure of cities with a high concentration of sellers of counterfeit goods.

       We have also established cooperative relationships with over 1,000 major brand owners and a large number of leading industry associations in connection with intellectual property rights protection to enhance the effectiveness of our takedown procedures and other anti-counterfeiting measures.

       We continue to refine and harness technology and data at our disposal to track and trace counterfeiters who sell on our marketplaces, in order to assist enforcement authorities in tackling the problem at its source. We are dedicated to continually refining and upgrading the anti-counterfeiting measures on our marketplaces. For example, in January 2015, we further tightened our standards on Taobao Marketplace to target seller accounts engaged in repeat infringement activities.

       We are firmly committed to combating counterfeit and fictitious activities that may occur on our marketplaces despite our best efforts because the health and integrity of our marketplaces depend on consumer trust. However, because many sellers doing business on our marketplaces depend on us for their livelihood, we have generally eschewed a "shoot-first, ask questions later" approach to handling complaints on Taobao Marketplace. When we receive complaints or allegations regarding infringement or counterfeit goods, we follow well-developed procedures to verify the nature of the complaint and the relevant facts before de-listing the items. Generally, we give sellers who have been accused of posting or selling counterfeit products up to three days to refute the allegations and provide evidence of the authenticity of the product. In April 2015, we implemented a good-faith takedown program on Taobao Marketplace that we offer to qualified rights holders. For these rights holders, we process suspected infringement takedown requests on a "good-faith" basis without requiring them to substantiate their infringement claims in advance. Currently, hundreds of brands from around the world are already part of the good-faith takedown program.

       These measures represent our evolving response to the problem of counterfeiting by sellers on our platforms, which we expect, despite our best efforts, will continue to present a challenge in the years ahead.

       Measures against fictitious transactions.    We have and will continue to invest significant resources in protecting the trust and credit system we have built on our marketplaces. We have implemented measures to prevent, detect and reduce the occurrence of fictitious transactions on Taobao Marketplace and Tmall including:

  •
  requiring the use of sellers' real identities to set up accounts with us;

  •
  analyzing transaction patterns to identify anomalies;

  •
  offering dynamic password protection and engaging in real-time monitoring of user login behavior;

  •
  enabling buyers and sellers to report suspicious transactions to us;

  •
  maintaining a "blacklist" of sellers and buyers who have been involved in fictitious transactions in the past; and

  •
  collaborating with participants in our ecosystem such as Alipay and Cainiao Logistics as well as industry partners and law enforcement authorities on Internet security.

       Penalties.    If allegations of posting or selling counterfeit products have not been refuted or fictitious activities have been confirmed, we penalize the parties involved through a number of means including:

  •
  immediately delisting the products involved;

  •
  arranging for the seller to reimburse the buyer;

  •
  assessing penalty points against the seller or limiting its ability to add listings for a certain period;

  •
  adopting a "name and shame" policy;

  •
  imposing restrictions from participation in promotional activities on our marketplaces;

  •
  closing down storefronts; and

  •
  for Tmall sellers, confiscating the consumer protection security deposits paid. The seller is banned permanently from establishing another storefront on our marketplaces.

In appropriate circumstances we also notify the relevant law enforcement and other authorities to take legal action against the offending party, including in extreme cases criminal proceedings.

Our Technology

       Technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. As of March 31, 2015, we employed a team of over 12,000 engineering and data analytic personnel engaged in building our technology platform and developing new online and mobile products. Key components of our technology include:

  Cloud Computing

       Our cloud computing platform, called Apsara, is a general purpose distributed computing platform built with proprietary technology that enable server clusters to perform with enhanced computing power. Apsara offers a suite of cloud services including elastic computing, database storage and services, and large-scale data processing services through web-based API.

  Content Delivery Network

       The technology underlying AliCDN, our content delivery network, accelerates the loading of product photographs on web pages delivered to users and offers them a fast and smooth experience.

  Data Science

       Our data science technology serves various types of data-intensive computational needs, including deep learning, high-volume batch processing and multi-variable and multi-dimensional real-time analytics. The data mining and transaction, payment and behavioral data science capabilities are used extensively in numerous applications such as search and online marketing on our marketplaces.

  Distributed Relational Database

       OceanBase, our proprietary distributed relational database management system, plays a critical role in supporting transaction processing on our marketplaces in a cost-efficient manner.

  Search and Online Marketing

       Our standard product unit, or SPU, database is built on the vast amount of items listed on Taobao Marketplace and Tmall. The comprehensive transactional and user behavior data generated on our marketplaces enable us to construct a powerful search engine that generates personalized results.

       Our online marketing technology platform supports millions of online marketers and delivers tens of billions of online marketing impressions every day. Our online marketing technology enables us to continuously improve the effectiveness of our online marketing services for our sellers through the use of aggregated behavioral targeting data and analytics.

  Deep Learning

       Alimama utilizes cloud-based deep learning extensively to enhance the consumer targeting efficiency and return on investments for online marketers of our P4P marketing, display marketing and DMP service offerings. Supported by our Apsara cloud computing system, Alimama operates a cluster of servers that is capable of analyzing terabytes of data points for the modeling of tens of billions online advertising impressions.

  Security

       We are committed to maintaining a secure e-commerce ecosystem. Our back-end security system handles hundreds of millions of instances of malicious attacks each day to safeguard the security of our e-commerce and cloud platform.

Sales and Marketing

       We employ a variety of methods to attract potential sellers and buyers, registered users, paying members, online marketers and other ecosystem participants and promote our brands. Our user base has expanded primarily through word-of-mouth.

       We generate the majority of our revenues through online marketing services to our sellers. As these sellers are mostly participants on our marketplaces, we do not need to rely on a large sales force for our retail marketplaces. The majority of our sales staff are engaged in selling membership packages to registered members of our wholesale marketplaces through telephone sales and field sales.

Intellectual Property

       We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2015, we had 688 issued patents and 1,628 publicly filed patent applications in China and 828 issued patents and 2,402 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

Competition

       We face competition principally from established Chinese Internet companies, such as Tencent, Baidu and their respective affiliates, as well as from offline retailers, in particular those offline retailers establishing

e-commerce websites. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. The areas in which we compete include:

  •
  Buyers — We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, mobile apps and availability of payment settlement and logistics services.

  •
  Sellers — We compete to attract and retain sellers based on our size and the engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement and logistics services.

  •
  Talent — We compete for motivated and effective talent and personnel, including engineers and product developers to build compelling apps, tools and functions for all participants in our ecosystem.

       We also face competition from major global Internet companies. However, at this time, foreign e-commerce companies have a limited presence in China.

Employees

       As of March 31, 2013, 2014 and 2015, we had a total of 20,674, 22,072 and 34,985 full-time employees, respectively. Substantially all of our employees are based in China.

       The following table sets out the breakdown of our full-time employees by functions as of March 31, 2015:

Function	Number of employees(1)(2)
Engineers	12,822
Customer service	2,858
Others	19,305

Total	34,985

(1)
The number of employees presented in this table does not include third-party consultants and contractors that we employ, substantially all of whom are based in China. These consultants and contractors primarily performed work related to sales, research, logistical support and customer service.
(2)
Our total number of employees increased to 34,985 as of March 31, 2015 from 22,072 as of March 31, 2014. Of the increase in employees, approximately 7,300 was due to the completion of our acquisitions including UCWeb, OneTouch, Alibaba Pictures and AutoNavi, and a majority are engaged in engineering and data analysis.

       We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities

       As of March 31, 2015, we occupied facilities around the world with an aggregate gross floor area of office buildings owned by us totaling 421,445 square meters. As of March 31, 2015, we maintained 126 offices in China and 29 offices outside China. In addition, we maintain data centers in China, Hong Kong and the United States and logistics facilities in China.

Legal Proceedings

       We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, and disputes between our sellers and buyers.

  Class Action Lawsuits

       On January 30, 2015, we were named as a defendant in the first of seven putative shareholder class action lawsuits filed in the United States District Courts for the Southern District of New York, Central District of California and Northern District of California. The operative complaint is brought on behalf of a putative class of shareholders who acquired our American Depositary Shares from September 19, 2014 through January 29, 2015, inclusive.

       On June 9, 2015, the U.S. Judicial Panel on Multidistrict Litigation ordered transfer of the actions in the Central District of California to the Southern District of New York for coordinated or consolidated pretrial proceedings with the four actions before that court. On June 18, 2015, the Panel ordered transfer of the action pending in the Northern District of California to the Southern District of New York. All of the actions are now pending in the Southern District of New York under the master caption, Christine Asia Co., Ltd. et al. vs. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.) and related cases.

       The Southern District of New York has appointed a Lead Plaintiff and Lead Counsel on behalf of the putative class pursuant to the Private Securities Litigation Reform Act.

       On June 30, 2015, Lead Plaintiff filed a consolidated amended complaint, which generally alleges that the registration statement and prospectus filed in connection with our initial public offering and various other public statements contained misrepresentations regarding our business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the SAIC prior to our initial public offering. Specifically, plaintiffs allege that we should have disclosed a 2014 initiative by the SAIC to crack down on counterfeiting in the ecommerce market, a July 16, 2014 administrative guidance meeting with the SAIC that was later the subject of a self-described "white paper" issued and then withdrawn by the SAIC, and alleged impact of the sale of counterfeit goods on our financial results. Plaintiffs assert claims against our company and Executive Chairman Jack Yun Ma, Executive Vice Chairman Joseph C. Tsai, then Chief Executive Officer Jonathan Zhaoxi Lu and Chief Financial Officer Maggie Wei Wu for violation of sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5. Plaintiffs seek unspecified damages, attorney's fees and costs.

       On July 31, 2015, the Defendants filed motions to dismiss the complaint for failure to state a claim.

  Regulatory Inquiry

       On January 30, 2015, following the release of the so-called SAIC "white paper," the SEC initiated a non-public inquiry into whether any violations of the federal securities laws had occurred. The SEC advised us that the existence of the inquiry should not be construed as an indication by the SEC or its Staff that we or any of our officers or directors had violated any of the federal securities laws. As part of its inquiry, the SEC requested that we voluntarily provide certain information. We agreed to voluntarily cooperate with the SEC and have been cooperating. The SEC's initial information request covers background facts and other information related to our interaction with the SAIC, and related matters.

  Kering Lawsuit

       On May 15, 2015, we were named as a defendant in a lawsuit filed in the Southern District of New York by Gucci America Inc., Balenciaga S.A., Balenciaga America, Inc., Bottega Veneta S.A., Bottega Veneta Inc., Yves Saint Laurent America, Inc., Luxury Goods International (L.G.I.) S.A. and Kering S.A. The complaint generally alleges that sellers on our marketplaces sold allegedly counterfeit or otherwise trademark infringing merchandise, purportedly with our actual or constructive knowledge, and that we purportedly supported such sellers and merchandise. The plaintiffs assert claims against our company and seek unspecified damages.

REGULATION

       We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Financial Services, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include data protection and privacy, consumer protection, content regulation, intellectual property, competition, taxation, anti-money laundering and anti-corruption. See "Risk Factors — Risks Related to Our Business and Industry — We and Ant Financial Services are subject to various laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations."

       Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations generally restrict foreign ownership in value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through the variable interest entities, each of which is owned by PRC citizens or by PRC entities owned by PRC citizens and holds all licenses associated with these businesses.

       The applicable PRC laws, rules and regulations governing value-added telecommunication services may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations. See "Risk Factors — Risks Related to Doing Business in the People's Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

Regulation of Foreign Investment

       The Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest version of which came into effect on April 10, 2015, was promulgated and newly amended by the MOFCOM and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories — "encouraged," "restricted," and "prohibited" for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, "permitted." The businesses of our significant subsidiaries in the PRC are mainly software development, technical services and consultations, which fall into the encouraged or permitted category. Such significant subsidiaries have obtained all material approvals required for their business operations. However, industries such as value-added telecommunication services, including Internet information services, are restricted from foreign investment. Among our significant subsidiaries, Taobao (China) Software Co., Ltd. and Zhejiang Tmall Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, which fall into the encouraged or permitted category under the latest Catalogue. These two significant subsidiaries have obtained all material approvals required for their business operations. The Catalogue does not apply to our significant subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside China. The businesses of our other PRC subsidiaries — including PRC subsidiaries of our significant subsidiaries — are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the latest Catalogue amended in March 2015. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

       In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. For more details, see "Risk Factors — Risks Related to our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law."

Regulation of Telecommunications and Internet Information Services

  Regulation of Telecommunication Services

       Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in July 2014, a telecommunication services provider in China must obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses are classified as value-added telecommunications services.

       Foreign investment in telecommunications businesses is governed by the State Council's Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the State Council on December 11, 2001 and amended on September 10, 2008, under which a foreign investor's beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Foreign Investment Telecommunications Rules shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. The MIIT's Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

       In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications services licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterpart has the power to require corrective actions after it discovers any non-compliance of the license holders, and where such license holders fail to take such steps, the MIIT or its provincial counterpart has the power to revoke the value-added telecommunications services licenses.

  Regulation of Internet Information Services

       As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. "Internet information services" are defined as services that provide information to online users through the Internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

       To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and health care (including pharmaceutical products and medical equipment), approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

       The principal regulations governing advertising businesses in China are:

  •
  the Advertising Law of the PRC (2015, as amended);

  •
  the Advertising Administrative Regulations (1987);

  •
  the Implementing Rules for the Advertising Administrative Regulations (2004); and

  •
  the Administration Rules of Foreign-invested Advertising Enterprises (2008).

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

       Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements.

       Advertisers, advertising operators and advertising distributors, including the businesses that certain of the variable interest entities operate, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator's license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

       Although advertising services are no longer categorized as a prohibited or restricted area for foreign investment, the Administration Rules of Foreign-invested Advertising Enterprises issued on August 22, 2008 by the SAIC and the MOFCOM, require all foreign investors of advertising enterprises to have a track record in, and mainly engage in, advertising businesses overseas. The establishment of a foreign-invested advertising enterprise is also subject to pre-approval by the SAIC or its local branch.

Regulation of Online and Mobile Commerce

       China's online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010 and replaced those measures with the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. The SAIC also issued the Opinions on Strengthening the Administration of Online Group Buying Operations on March 12, 2012 to subject group buying website operators to the foregoing measures, especially those relating to marketplace platform service providers. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These newly issued measures impose more stringent requirements and obligations on the online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to make public and file its transaction rules with MOFCOM or its provincial counterparts, examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant's business license or a link to such business license, and a group buying website operator must only allow a third-party merchant with a proper business license to sell products or services on its platform. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform.

       Since the promulgation of the Administrative Measures for Online Trading, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The SAIC continues to consider and issue guidelines and implementing rules, and we expect that there will be further development of regulation in this industry.

Regulation of Internet Content

       The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulation of Internet Security

       The Decision in Relation to Protection of the Internet Security enacted by the Standing Committee of the National People's Congress of China on December 28, 2000 provides that the following activities conducted through the Internet are subject to criminal punishment:

  •
  gaining improper entry into a computer or system of strategic importance;

  •
  disseminating politically disruptive information or obscenities;

  •
  leaking State secrets;

  •
  spreading false commercial information; or

  •
  infringing intellectual property rights.

       The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Regulation of Privacy Protection

       Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

       Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

       In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People's Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT's Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

       The PRC government retains the power and authority to order ICPs to provide an Internet user's personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

Regulation of Consumer Protection

       Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have provided stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, platform service providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that the seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

       Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

       In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao Marketplace undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the sellers on our platform or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

Regulation of Intellectual Property Rights

       Patent.    Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

       Copyright.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

       Trademark.    Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

       Domain names.    Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation of Anti-counterfeiting

       According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by such owner as a result of the infringement, including reasonable expenses incurred by such owner in connection with enforcing its rights.

       Under the Tort Liability Law of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

       In addition, under the Administrative Measures for Online Trading issued by the SAIC on January 26, 2014, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers' rights and prevent trademark infringement.

Tax Regulations

  PRC Enterprise Income Tax

       The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

       The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a 2-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate in the subsequent three calendar years, while entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Taxation — PRC Income Tax."

       Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Alibaba Group and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define "de facto management body" as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group and our subsidiaries organized outside the PRC.

       According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

  •
  the primary location of the day-to-day operational management is in the PRC;

  •
  decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

  •
  the enterprise's primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

  •
  50% or more of voting board members or senior executives habitually reside in the PRC.

       We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and our offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC "resident enterprise" by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and our offshore subsidiaries should not be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we will continue to monitor our tax status. See "Risk Factors — Risks Related to Doing Business in the People's Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income."

       In the event that Alibaba Group Holding Limited or any of our offshore subsidiaries is considered to be a PRC resident enterprise:

  •
  Alibaba Group Holding Limited or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income;

  •
  dividend income that Alibaba Group Holding Limited or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and

  •
  interest paid to the holders of our Notes who are non-PRC resident enterprises as well as gains realized by such holders from the transfer of our Notes may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, interest paid to holders of our Notes who are non-PRC resident individuals, as well as gains realized by such holders from the transfer of our Notes, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties.

       Under Bulletin 7 issued by the State Administration of Taxation on February 3, 2015, which replaced or supplemented certain previous rules under Circular 698, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. Especially as Bulletin 7 is promulgated recently, it is not clear how it will be implemented. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7, which may materially and adversely affect us. See "Risk Factors — Risks Related to Doing Business in the People's Republic of China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by their non-PRC holding companies."

       Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

  PRC Business Tax and Value-Added Tax

       Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

       In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013 and April 2014, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106 and Circular 43 to further expand the scope of services which are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT will be imposed to replace the business tax in certain service industries, including technology services and advertising services, on a nationwide basis. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted nor do we expect to result from the replacement of the business tax with a VAT on our services.

Regulation of Foreign Exchange and Dividend Distribution

  Foreign Exchange Regulation

       The principal regulations governing foreign currency exchange in China are the Regulations on Foreign Exchange Administration of the PRC. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

       In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

       Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Since Circular 19 was only recently promulgated, there are uncertainties on how it will be interpreted and implemented in practice.

       In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches.

       We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

  SAFE Circular 37

       SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. However, since the notice came into force recently, there exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37, on behalf of certain employee shareholders whom we know are PRC residents. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

  Share Option Rules

       Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

  Regulation of Dividend Distribution

       The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Chinese-foreign Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Labor Laws and Social Insurance

       Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

       In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Anti-monopoly Law

       The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

  Monopoly Agreement

       Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless such agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

  Abuse of Dominant Market Position

       A business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

  Concentration of Undertakings

       Where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

       See "Risk Factors — Risks Related to Our Business and Industry — We may become the target of anti-monopoly and unfair competition claims, which may result in our being subject to fines as well as constraints on our business."

Regulation Applicable to Alipay

  Regulation of Non-financial Institution Payment Services

       According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non- financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

       A payment institution is required to conduct its business within the scope of business indicated in its payment business license, and may not undertake any business beyond that scope or outsource its payment business. No payment institution may transfer, lease or lend its payment business license.

       In addition, on January 20, 2015, the SAFE promulgated the Guiding Opinions on the Pilot Services of Cross-Border Foreign Exchange Payment by Payment Institutions, or the Guiding Opinions, which replaced the previous guiding opinion issued by SAFE on February 1, 2013. Pursuant to the Guiding Opinions, a payment institution is required to obtain approval from the SAFE in order to engage in pilot cross-border foreign exchange payment services and may only provide cross-border foreign exchange payment services for trade in goods or trade in services with real and legitimate transaction background. The payment institution must also verify the real names and identity information of the customers involved in the cross-border transactions, maintain records of the relevant transactions and make monthly reports to the local branch of the SAFE.

       We rely on Alipay to provide payment services on our marketplaces and Alipay has obtained a payment business license from the PBOC as well as approval for cross-border foreign exchange payment services from the SAFE.

  Anti-money Laundering Regulations

       The PRC Anti-money Laundering Law, which became effective on January 1, 2007, sets forth the principal anti-money laundering requirements applicable to both financial and non-financial institutions with anti-money laundering obligations, such as Alipay, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, preservation of clients' identification information and transactions records, and reports on block transactions and suspicious transactions. The Payment Services Measures also require that the payment institution follow the rules associated with anti-money laundering and comply with their anti-money laundering obligations.

       In addition, the PBOC promulgated the Administrative Measures for Payment Institutions Regarding Anti-money Laundering and Counter Terrorism Financing on March 5, 2012, or the Anti-money Laundering Measures, according to which the payment institution must establish and improve unified anti-money laundering internal control systems and file such systems with the local branch of the PBOC. The Anti-money Laundering Measures also require the payment institution to set up an anti-money laundering department or designate an internal department to be responsible for anti-money laundering and counter terrorism financing work.

       In the future, if Alipay expands its business internationally, it may become subject to additional laws, rules and regulations of the jurisdictions in which it chooses to operate. These regulatory regimes may be complex and require extensive time and resources to ensure compliance.

ALIBABA PARTNERSHIP

       Since our founders first gathered in Jack Ma's apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

       We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 30 members comprised of 24 members of our management, five members of management of Ant Financial Services and one member of management of Cainiao Logistics. One partner who is a member of our management is also a member of management of Ant Financial Services. The number of partners in Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

       Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual-class ownership structures that employ a high-vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving the culture shaped by our founders while at the same time accounting for the fact that founders will inevitably retire from the company.

       Consistent with our partnership approach, all partnership votes are made on a one-partner-one-vote basis.

       The partnership is governed by a partnership agreement and operates under principles, policies and procedures that have evolved with our business and are further described below.

Nomination and Election of Partners

       The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee, or the partnership committee, as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 75% of all of the partners.

       To be eligible for election, a partner candidate must have demonstrated the following attributes:

  •
  a high standard of personal character and integrity;

  •
  continued service with Alibaba Group, our affiliates and/or certain companies with which we have a significant relationship such as Ant Financial Services for not less than five years;

  •
  a track record of contribution to the business of Alibaba Group; and

  •
  being a "culture carrier" who shows a consistent commitment to, and traits and actions consonant with, our mission, vision and values.

       We believe the criteria and process the Alibaba Partnership applicable to the election of new partners, as described above, promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during such individual's tenure as a partner. Since a partner nominee must have been our employee or an employee of one of our related companies or affiliates for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase plans.

Duties of Partners

       The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

       The partnership committee must consist of at least five partners and is currently comprised of Jack Ma, Joe Tsai, Jonathan Lu, Lucy Peng and Ming Zeng. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or members of the partnership committee subject to approval of the compensation committee of our board of directors. Partnership committee members serve for a term of three years and may serve multiple terms. Elections of partnership committee members are held once every three years. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

Director Nomination and Appointment Rights

       Pursuant to our articles of association, the Alibaba Partnership has the exclusive right to nominate and appoint up to a simple majority of the members of our board of directors.

       The election of each director nominee of the Alibaba Partnership will be subject to the director nominee receiving a majority vote from our shareholders voting at an annual general meeting of shareholders. If an Alibaba Partnership director nominee is not elected by our shareholders or after election departs our board of directors for any reason, the Alibaba Partnership has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement Alibaba Partnership director nominee (other than the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.

       If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder action) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

       In determining the Alibaba Partnership director nominees who will stand for election to our board, the partnership committee will propose director nominees who will be voted on by all of the partners, and those nominees who receive a simple majority of the votes of the partners will be selected for such purposes. The director nominees of the Alibaba Partnership will initially all be partners of the Alibaba Partnership, however, we expect that in the future nominees may also include qualified individuals who are not affiliated with the Alibaba Partnership.

       The Alibaba Partnership's right to nominate a simple majority of our directors is conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of our initial public offering in September 2014, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions of the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. The provisions relating to nomination rights and procedures described above are incorporated in our articles of association. Pursuant to our articles of association, the Alibaba Partnership's nomination rights and related provisions of our articles of association may only be changed upon the vote of shareholders representing 95% of the votes present in person or by proxy at a general meeting of shareholders.

       Our board of directors currently consists of ten members, and four of these directors are Alibaba Partnership nominees. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. Accordingly, the Alibaba Partnership is entitled to nominate or appoint three additional directors to our board, which would increase the total number of directors to thirteen. We have entered into a voting agreement pursuant to which both SoftBank and Yahoo will agree to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. See "Related Party Transactions — Transactions with SoftBank and Yahoo — Voting Agreement."

Current Partners

       The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this prospectus.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI ( )	38	M	2000	Principal Engineer
Li CHENG ( )	40	M	2005	Chief Technology Officer, Ant Financial Services
Trudy Shan DAI ( )	39	F	1999	Chief Customer Officer
Luyuan FAN ( )	42	M	2007	President, Payment Business, Ant Financial Services
Yongxin FANG ( )	41	M	2000	Director, Human Resources
Simon Xiaoming HU ( )	45	M	2005	President, Alibaba Cloud Computing
Fang JIANG ( )	41	F	1999	Vice President, Corporate Integrity and Human Resources and Deputy Chief People Officer
Peng JIANG ( )	42	M	2000	President, YunOS
Jianhang JIN ( )	45	M	1999	President
Eric Xiandong JING ( )	42	M	2007	President, Ant Financial Services
Zhenfei LIU ( )	43	M	2006	Chief Risk Officer
Jonathan Zhaoxi LU ( )	45	M	2000	Vice Chairman
Jack Yun MA ( )	51	M	1999	Executive Chairman
Xingjun NI ( )	38	M	2003	Principal Engineer, Ant Financial Services
Lucy Lei PENG ( )	42	F	1999	Chief People Officer, Alibaba Group; Chief Executive Officer, Ant Financial Services
Sabrina Yijie PENG ( )	37	F	2000	General Manager, International, Ant Financial Services
Xiaofeng SHAO ( )	49	M	2005	Senior Vice President, Director, Office of the Chairman
Timothy A. STEINERT	55	M	2007	General Counsel and Secretary
Judy Wenhong TONG ( )	44	F	2000	President, Cainiao Logistics
Joseph C. TSAI ( )	51	M	1999	Executive Vice Chairman
Jian WANG ( )	53	M	2008	Chairman, Technology Committee
Shuai WANG ( )	41	M	2003	Senior Vice President
Sophie Minzhi WU ( )	39	F	2000	President, Wholesale Marketplaces
Maggie Wei WU ( )	47	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	40	M	1999	Chairman, Alibaba Health
Sara Siying YU ( )	41	F	2005	Associate General Counsel, China
Ming ZENG ( )	45	M	2006	Executive Vice President
Jeff Jianfeng ZHANG ( )	42	M	2004	President, China Retail Marketplaces
Daniel Yong ZHANG ( )	43	M	2007	Chief Executive Officer
YU Zhang ( )	45	F	2004	Vice President, Corporate Development

†
Member of the partnership committee.

Bonus Pool

       Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2015 comprised approximately 200 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner's level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner's continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial Services.

Retirement and Removal

       Partners may elect to retire from the partnership at any time. All partners except continuity partners are required to retire upon reaching the age of sixty or upon termination of their qualifying employment. Continuity partners may remain partners until they elect to retire from the partnership, die or are incapacitated or are removed as partners. Either two or three partners may be designated as continuity partners at a time, with Jack and Joe serving as the initial continuity partners. Continuity partners are either designated by a retiring continuity partner or by the serving continuity partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly-called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence. As with other partners, continuity partners must maintain the shareholding levels required by us of all partners as described below. Partners who retire from the partnership upon meeting certain age and service requirements may be designated as honorary partners by the partnership committee. Honorary partners may not act as partners, but may be entitled to allocations from the deferred portion of the annual cash bonus pool described below as retirement pension payments. Continuity partners will not be eligible to receive allocations from the annual cash bonus pool if they cease to be our employees even if they remain partners, but may be entitled to receive allocations from the deferred bonus pool if they are honorary partners.

Restrictive Provisions

       Under our articles of association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any such transaction. In addition, our articles of association provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our articles of association also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

Amendment of Alibaba Partnership Agreement

       Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners in attendance at a meeting of the partners at which not less than 75% of all the partners are in attendance, except that the general partner may effect certain administrative amendments. In addition, certain amendments relating to the purposes of the Alibaba Partnership or the manner in which it exercises its nomination rights with respect to our directors require the approval of a majority of our independent directors not nominated or appointed by the Alibaba Partnership.

Alibaba Group Equity Interest Holding Requirements for Partners

       Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. We have entered into share retention agreements with each partner. These agreements provide that a period of three years from the date on which such person becomes a partner, or for 27 of the existing partners, from January 1, 2014 and three of the existing partners, from August 26, 2014, we require that each partner retain at least 60% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of such three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

OUR DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Jack Yun MA †(1)	51	Executive Chairman
Joseph C. TSAI †(2)	51	Executive Vice Chairman
Jonathan Zhaoxi LU †(1)	45	Vice Chairman
Daniel Yong ZHANG †(1)	43	Director and Chief Executive Officer
J. Michael EVANS†(2)	58	Director and President
Masayoshi SON ‡(3)	58	Director
Chee Hwa TUNG(2)	78	Independent director
Walter Teh Ming KWAUK(2)	62	Independent director
Jerry YANG(2)	46	Independent director
Börje E. EKHOLM(2)	52	Independent director
Wan Ling MARTELLO(2)	57	Independent director
Lucy Lei PENG(1)	42	Chief People Officer
Maggie Wei WU(2)	47	Chief Financial Officer
Zhenfei LIU(1)	43	Chief Risk Officer
Trudy Shan DAI(1)	39	Chief Customer Officer
Timothy A. STEINERT(2)	55	General Counsel and Secretary
Jianhang JIN(1)	45	President
Jian WANG(1)	53	Chairman, Technology Committee
Jeff Jianfeng ZHANG(1)	42	President, China Retail Marketplaces
Yongfu YU(1)	39	President, Mobile Internet and Alimama
Simon Xiaoming HU(1)	45	President, Alibaba Cloud Computing
Sophie Minzhi WU(1)	39	President, Wholesale Marketplaces
Peng JIANG(1)	42	President, YunOS

†
Director nominated by the Alibaba Partnership.
‡
Director nominated by SoftBank.
(1)
969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.
(2)
c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)
SoftBank Group Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

Biographical Information

       Jack Yun MA ( ) is our lead founder and, since May 2013, has served as our executive chairman. From our founding in 1999 and until May 2013, Jack served as our chairman and chief executive officer. Jack currently serves on the board of SoftBank Group Corp., one of our major shareholders and a Japanese corporation listed on the Tokyo Stock Exchange. He is also a director of Huayi Brothers Media Corporation, an entertainment group in China listed on The Shenzhen Stock Exchange, as well as chair of The Nature Conservancy's China board of directors and a director of its global board of directors. In September 2013, he joined the Breakthrough Prize in Life Sciences Foundation as a director. Jack graduated from Hangzhou Teacher's Institute with a major in English language education.

       Joseph C. TSAI ( ) joined our company in 1999 as a member of the Alibaba founding team and has served as our executive vice chairman since May 2013. He has been a non-executive director of Alibaba Health since September 2015. Joe previously served as our chief financial officer and has been a member of our board of directors since our formation. From 1995 to 1999, Joe worked in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, he was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New

York-based international law firm. Joe serves on the boards of directors of several of our investee companies. Joe is qualified to practice law in the State of New York. He received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

       Jonathan Zhaoxi LU ( ) has been our director since September 2014 and vice chairman since May 2015. Jonathan joined our company in 2000 and served as chief executive officer from May 2013 to May 2015. Mr. Lu has at different points served as the top executive officer of almost all of our key business units. He has previously served as our chief data officer and also oversaw our YunOS division. Before that, he served as chief executive officer of Alibaba.com from February 2011 until its privatization in 2012. He joined Taobao in January 2008 and served as its chief executive officer from January 2010 to June 2011. In September 2004, he led a dedicated team to establish Alipay and became Alipay's first president. From 2000 to 2004, Jonathan held several leadership roles at Alibaba.com and managed its South China sales region. Before joining Alibaba Group, Jonathan was co-founder of a network communications company. Jonathan received a graduate certificate in hotel management from Guangzhou University and a master's degree in business administration from China Europe International Business School. Since May 2014, Jonathan has served on the board of directors of Youku Tudou.

       Daniel Yong ZHANG ( ) has been our chief executive officer since May 2015 and our director since September 2014. Prior to his current role, he served as our chief operating officer from September 2013 to May 2015. Daniel was appointed president of Tmall.com in June 2011, when Tmall.com became an independent platform. He was chief financial officer of Taobao from the time he joined our company in August 2007 until June 2011, and also served as general manager of Tmall during the latter three years in this period. Before joining Alibaba Group, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator listed on the NASDAQ Stock Market, from August 2005 to August 2007. From 2002 to 2005, he was senior manager of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai, prior to which he worked in the Shanghai office of Arthur Andersen for seven years. Daniel is chairman of Intime and serves on the boards of directors of Alibaba Health, Haier and Intime, each a company listed on the SEHK. Daniel also has been serving on the board of directors of Weibo, a company listed on the NASDAQ Stock Market, since May 2014. Daniel received a bachelor's degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.

       J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mr. Evans is chairman of the board of Right To Play USA and a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mr. Evans joined the board of Barrick Gold Corporation. In October 2014, Mr. Evans was appointed as an independent board member of Castleton Commodities International LLC. Mr. Evans received his bachelor's degree in politics from Princeton University in 1981.

       Masayoshi SON has been our director since 2000 and is the founder, chairman and chief executive officer of SoftBank Group Corp., a Japanese corporation listed on the Tokyo Stock Exchange, with operations in broadband, mobile and fixed-line telecommunications, e-commerce, Internet, technology services, media and marketing, and other businesses. Mr. Son founded SoftBank Group Corp. in 1981. Mr. Son also serves as chairman and chief executive officer of several other SoftBank subsidiaries and affiliates, including SoftBank Corp. as well as serving as chairman of Yahoo Japan Corporation since 1996, and of Sprint Corporation since 2013. Mr. Son received a bachelor's degree in Economics from the University of California, Berkeley.

       Chee Hwa TUNG ( ) has been our director since September 2014 and is the Vice Chairman of the Twelfth National Committee of the Chinese People's Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, a SEHK-listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung is also the chairman and chief executive officer of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung received a bachelor's degree in science from the University of Liverpool.

       Walter Teh Ming KWAUK ( ) previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the SEHK, from October 2007 to July 2012. Mr. Kwauk has been our director since September 2014 and is currently a senior consultant of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director of Thunder Power Co. Ltd., a Taiwan company with its shares traded on Taiwan's Gre Tai Securities Market; Sinosoft Technology Group Limited, a company listed on the SEHK, of which Mr. Kwauk is also the chairman of its audit committee; and several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG's joint venture accounting firm in Beijing, the managing partner in KPMG's Shanghai office and a partner in KPMG's Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor's degree in science and a licentiate's degree in accounting from the University of British Columbia.

       Jerry YANG ( ) has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!'s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the New York Stock Exchange, and Lenovo Group Ltd., a company listed on the SEHK. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University and currently serves on Stanford University's board of trustees.

       Börje E. EKHOLM has been our director since June 2015. Mr. Ekholm is currently the head of Patricia Industries, a newly created division of Investor AB, a Swedish investment company, where he has held a variety of management positions since joining the firm in 1992. Prior to his current position, Mr. Ekholm served as president and chief executive officer and a member of the board of directors of Investor AB. Prior to becoming president and chief executive officer in 2005, Mr. Ekholm was a member of the management group of Investor AB. Previously, Mr. Ekholm worked at McKinsey & Co. Inc. Mr. Ekholm is currently the non-executive chairman of NASDAQ OMX Inc. and also serves as a director of Chalmers Innovation AB, Telefonaktiebolaget LM Ericsson, KTH Royal Institute of Technology, Choate Rosemary Hall and NASDAQ-listed Trimble Navigation Ltd. Mr. Ekholm received a master's degree in electrical engineering from KTH Royal Institute of Technology and a master's degree in business administration from INSEAD.

       Wan Ling MARTELLO has been our director since September 2015. She is currently the executive vice president, head of zone Asia, Oceania, Sub-Saharan Africa of Nestlé S.A. Prior to this appointment, Ms. Martello was executive vice president, chief financial officer of Nestlé S.A., and joined the company in November 2011. Before joining Nestlé S.A., Ms. Martello worked at Walmart Stores Inc. from 2005 to 2011 where she served as executive vice president, global ecommerce, and senior vice president and chief financial officer, Walmart International, at different times. Prior to that, Ms. Martello worked at NCH Marketing Services Inc. from 1998 to 2005 and Borden Foods Corporation from 1995 to 1998, where she held various senior management positions. Previously, Ms. Martello worked at Kraft Foods, Inc. from 1985 to 1995. Ms. Martello received a master's degree in business administration from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines. She is a certified public accountant in the Philippines.

       Lucy Lei PENG ( ) joined our company in 1999 as a member of our founding team and was reappointed as our chief people officer in June 2014. Lucy had served as our chief people officer for most of the time since our founding, playing a leading role in formulating our human resources strategies. In March 2013, she was appointed as chief executive officer of Ant Financial Services. From January 2010 to February 2013, she served as chief executive officer of Alipay. Lucy graduated from Hangzhou Institute of Commerce of Zhejiang Gongshang University in 1994 with a bachelor's degree in business administration and taught at Zhejiang University of Finance and Economics for five years after graduation.

       Maggie Wei WU ( ) has been our chief financial officer since May 2013. Maggie served as our deputy chief financial officer from October 2011 to May 2013. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com and was responsible for instituting Alibaba.com's financial systems and organization leading up to its initial public offering in Hong Kong in November of that year, as well as co- leading the privatization of Alibaba.com in 2012. She was voted best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. Before joining our company, Maggie was an audit partner at KPMG in Beijing. In her 15 years with KPMG, she was lead audit partner for the initial public offerings and audits of several major large-cap Chinese companies listed in international capital markets and provided audit and advisory services to major multinational corporations operating in China. Maggie is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. She received a bachelor's degree in accounting from Capital University of Economics and Business.

       Zhenfei LIU ( ) has been our chief risk officer since May 2015. Prior to his current position, Zhenfei served in various management positions since he joined us in 2006. He was head of our infrastructure services division from September 2009 to May 2015, and concurrently served as head of our security technology division from May 2014 to May 2015. Prior to those roles, he was head of Alimama's advertising technology team. Zhenfei received his bachelor's degree in computer science from University of Science and Technology Beijing and holds a master's degree in computer science from Peking University.

       Trudy Shan DAI ( ) joined our company in 1999 as a member of our founding team and has been our chief customer officer since June 2014. Prior to her current position, Trudy served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com's international operations from 2007 to 2008. Prior to that, she was vice president of human resources of China Yahoo! and the first general manager of Alibaba.com's Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Trudy served as senior sales director of China TrustPass in Alibaba.com's China marketplace division. She received a bachelor's degree in engineering from Hangzhou Institute of Electrical Engineering.

       Timothy A. STEINERT has been our general counsel since July 2007 and also serves as our secretary. From 1999 until he joined our company, Tim was a partner in the Hong Kong office of Freshfields Bruckhaus Deringer. From 1994 to 1999, he was an associate attorney at Davis Polk & Wardwell in Hong Kong and New York, and from 1989 to 1994, he was an associate attorney at Coudert Brothers in Beijing and New York. Tim is qualified to practice law in the State of New York and in Hong Kong. He received a bachelor's degree in history from Yale College and a juris doctor degree from Columbia University School of Law.

       Jianhang JIN ( ) joined our company in 1999 as a member of our founding team and was appointed the president of our company in August 2014. Prior to his current position, he served as senior vice president of corporate affairs from September 2009 to July 2014 and from March 2007 to December 2007. He also served as general manager of China Yahoo! (later Yahoo! Koubei) from January 2008 to August 2009 and was vice president of human resources and the CEO office from January 2006 to February 2007. As a founding member, he has served in a variety of other management roles at different times since our company's inception, including heading the marketing and website operations functions for one of our marketplaces. He received a bachelor's degree in journalism from Fudan University.

       Jian WANG ( ) has served as chairman of our technology committee since May 2015. Prior to his current position, he was chief technology officer from August 2012 to May 2015 and served as our chief architect from the time he joined our company in September 2008. He also served as president of Alibaba Cloud Computing from its inception in September 2009 until September 2013. Before joining our company, he was assistant managing director at Microsoft Research Asia, where he had served since 1999. Prior to that, he worked at Zhejiang University in Hangzhou, China as a professor and head of the psychology department. Jian serves on the board of directors of Meizu Technology Corporation Limited. He received a bachelor's degree in psychology and a Ph.D in engineering from Hangzhou University.

       Jeff Jianfeng ZHANG ( ) has been president of China retail marketplaces since May 2015. Prior to his current position, Jeff was president of Taobao Marketplace and the wireless business division. He joined our company in July 2004 and has held various management positions, at different times leading Taobao Marketplace's technology infrastructure team, the B2C development team and Taobao Marketplace's product technology development team from 2004 to 2011. He served as vice president of product technology and operations of Taobao Marketplace from June 2011 to March 2012, and vice president of website and technology of Alibaba.com's China operations from March 2012 to January 2013. From January 2013 to February 2014, he oversaw Juhuasuan, local services, 1688.com, and Tmall.com. Jeff studied computer science at Zhejiang University.

       Yongfu YU ( ) has served as president of Mobile Internet and Alimama since May 2015. Prior to his current position, Yongfu served as president of UCWeb after he joined our company in June 2014 and president of AutoNavi from March 2015. From 2006 to June 2014, Yongfu was chairman and chief executive officer of UCWeb before it became our wholly-owned subsidiary. Prior to that, Yongfu was a vice president and associate with Legend Capital from 2001 to 2006. He also serves as an independent director and a member of the audit committee of Xunlei Limited, a NASDAQ-listed company. Yongfu received a bachelor's degree in business administration from Nankai University.

       Simon Xiaoming HU ( ) has been the president of Alibaba Cloud Computing since November 2014. Prior to his current position, Simon served in various management positions at our company and at Ant Financial Services since he joined us in June 2005. He served as chief risk officer of Ant Financial Services from November 2013 to October 2014. From July 2009 to November 2013, he was general manager of our SME loan business. Before joining our company, Simon worked in financial institutions including China Construction Bank and China Everbright Bank for over ten years. Simon received a bachelor's degree in finance from Zhejiang University and an executive MBA degree from China Europe International Business School.

       Sophie Minzhi WU ( ) has served as president of Alibaba.com and 1688.com, our international and China wholesale marketplaces. Sophie joined our company in November 2000 and has served in several sales management roles, including general manager of regional sales, director and vice president of China Gold Supplier sales, and vice president of China TrustPass sales. Later, Sophie became vice president of Alibaba.com's supplier service division, responsible for leading her team to optimize service to China Gold Supplier members and enhance supplier quality. In March 2012, she was appointed the head of Alibaba.com's international operations and later also took charge of 1688.com. Before joining Alibaba Group, Sophie was sales and customer manager at a technology development company wholly owned by Zhejiang University. She holds a bachelor's degree in international trade from Zhejiang University and an EMBA degree from China Europe International Business School.

       Peng JIANG ( ) joined our company in 2000 and has been the president of YunOS since September 2013. Peng is responsible for overseeing various technology teams as well as the data business group, supporting Jian Wang, chairman of our technology committee. He oversaw our shared-services business from January to September 2013 and served as president of Taobao Marketplace from July 2012 to January 2013. Prior to that, Peng was vice president of Taobao's consumer business department from August 2009 to July 2012. He served in various management roles in development department from 2000 to 2003, when he joined the team that later established Taobao. He received a bachelor's degree in hydraulic engineering and a master's degree in hydraulics from Tsinghua University.

Nomination and Terms of Directors

       Pursuant to our articles of association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Jonathan Lu and Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung and Jerry Yang; and the Group III directors currently consist of Jack Ma, Masayoshi Son and Walter Kwauk. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

       If a director nominee is not elected by our shareholders or departs our board of directors for any reason, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement director nominee (who, in the case of Alibaba Partnership nominees, cannot be the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.

       For additional information, see "Alibaba Partnership" and "Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Voting Agreement."

Code of Ethics and Corporate Governance Guidelines

       We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

       In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to such plans will be subject to the approval of our non-executive directors and also provide that the director nominated by SoftBank is entitled to notices and materials for all meetings of committees of our board of directors and, by giving prior notice, may attend, observe and participate in any discussions at any committee meetings. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our articles of association.

Duties of Directors

       Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Board Committees

       Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our corporate governance guidelines provide that a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. All members of our audit committee shall be independent within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act by the end of the one year transition period for companies following an initial public offering.

Audit Committee

       Our audit committee currently consists of Walter Kwauk, Börje Ekholm and Wan Ling Martello. Mr. Kwauk is the chairman of our audit committee. Mr. Kwauk satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Kwauk and Mr. Ekholm satisfy the requirements for an "independent director" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

       The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

  •
  pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

  •
  considering the adequacy of our internal accounting controls and audit procedures;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

  •
  reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;

  •
  reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;

  •
  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor; and

  •
  reporting regularly to the full board of directors.

Compensation Committee

       Our compensation committee currently consists of Jerry Yang, Walter Kwauk and Joe Tsai. Mr. Yang is the chairman of our compensation committee. Mr. Yang and Mr. Kwauk satisfy the requirements for an "independent director" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

       Our compensation committee is responsible for, among other things:

  •
  determining the amount of the annual cash bonus pool to be allocated to each executive officer and determining the total proportions of the annual cash bonus pool to be allocated in aggregate to the non-partner members of our management and in aggregate to the partners we employ;

  •
  reviewing, evaluating and, if necessary, revising our overall compensation policies;

  •
  reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;

  •
  reviewing and approving our executive officers' employment agreements with us;

  •
  determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and

  •
  carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

       Our nominating and corporate governance committee currently consists of Jack Ma, Chee Hwa Tung and Jerry Yang. Jack is the chairman of our nominating and corporate governance committee. Mr. Tung and Mr. Yang satisfy the "independence" requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

       Our nominating and corporate governance committee is responsible for, among other things:

  •
  selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership and SoftBank) for election by the shareholders or appointment by the board;

  •
  periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

Committee Observer

       In accordance with our articles and the voting agreement entered into among us, Jack Ma, Joe Tsai, SoftBank and Yahoo, we have agreed that the director nominated by SoftBank is entitled to receive notices and materials for all meetings of our committees and to join as an observer meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and/or our other board committees we may establish upon notice to the relevant committee.

Compensation of Directors and Executive Officers

       For fiscal year 2015, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB169 million to our directors and executive officers as a group and granted options to purchase an aggregate of 13,000,000 ordinary shares and 3,801,500 RSUs to our directors and executive officers.

       The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors. Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or our related entities. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements, and, in the case of executives who are not PRC citizens, health and life insurance.

       Mr. Tung has indicated to us his intention to donate all cash compensation and equity-based awards he receives from us as an independent director to one or more non-profit or charitable organizations to be designated by him.

       For information regarding equity-based grants to directors and executive officers, see "— Equity Incentive Plans."

Employment Agreements

       We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of such termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including notice and payment in lieu. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make such severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of "de facto employment relationships" by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

       Our grant letter agreements under our equity incentive plans also contain, among other rights, restrictive covenants that enable us to terminate grants and repurchase shares at par or the exercise price paid for such shares in the event of a grantee's termination for cause for breaching such covenants. See "— Equity Incentive Plans" below.

Equity Incentive Plans

       We have adopted the following equity incentive plans since our inception:

  •
  1999 Share Option Plan, or the 1999 Plan;

  •
  2004 Share Option Plan, or the 2004 Plan;

  •
  2005 Share Option Plan, or the 2005 Plan;

  •
  2007 Share Incentive Plan, or the 2007 Plan;

  •
  2011 Equity Incentive Plan, or the 2011 Plan; and

  •
  2014 Post-IPO Equity Incentive Plan, or the 2014 Plan.

       Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2015, there were:

  •
  16,775,577 ordinary shares issuable upon exercise of outstanding options and 4,663,833 issued but unvested restricted shares;

  •
  77,890,207 ordinary shares subject to unvested RSUs; and

  •
  22,111,169 ordinary shares authorized for issuance under the 2014 Plan; plus, on April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares and (B) such lesser number of ordinary shares determined by our board of directors.

       Our equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Alipay. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and thereafter 25% every year. In fiscal year 2015, certain RSUs and share options granted to members of our senior management were subject to a six-year pro rata vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Alipay, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

       In addition, our equity incentive award agreements generally provide that, in the event of a grantee's termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by such grantee, generally at par or the exercise price paid for such shares.

       The following paragraphs summarize other key terms of our equity incentive plans.

       Plan administration.    Subject to certain limitations, our equity incentive plans are generally administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act; provided, that in the absence of any such committee, our equity incentive plans will be administered by the board. Grants to any executive directors of the board must be approved by the disinterested directors of our board.

       Types of awards.    The equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, restricted share units, dividend equivalents, share appreciation rights, share payments and other rights.

       Award agreements.    Generally, awards granted under the equity incentive plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the relevant plan.

       Eligibility.    Any employee, consultant or director of our company, our affiliates or certain other companies, such as Alipay, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and certain other companies, such as Alipay, are eligible to receive incentive stock options.

       Term of awards.    The term of awards granted under our equity incentive plans are generally not to exceed ten years from the date of grant.

       Acceleration, waiver and restrictions.    The administrator of our equity incentive plans has sole discretion in determining the terms and conditions of any award, any vesting acceleration or waiver of forfeiture restrictions, and any restrictions regarding any award or the ordinary shares relating thereto.

       Change in control.    If a change in control of our company occurs, the plan administrator may, in its sole discretion,

  •
  accelerate the vesting, in whole or in part, of any award;

  •
  purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant's rights had such award been currently exercisable or payable or fully vested; or

  •
  provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with such appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

       Amendment and Termination.    Unless earlier terminated, our equity incentive plans continue in effect for a term of ten years. The board may at any time terminate or amend the 2014 Plan in any respect, including amendment of any form of any award agreement or instrument to be executed, provided, however, that to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval of any amendment to the 2014 Plan shall be obtained in such manner and to such degree as required.

Senior Management Equity Incentive Plan

       We adopted the Senior Management Equity Incentive Plan in 2010, pursuant to which selected management of our company subscribed for preferred shares in a special purpose vehicle, Alternate Solutions Management Limited, which holds our ordinary shares. These preferred shares, subject to a non-compete provision, are redeemable by the holders thereof for our ordinary shares upon the earlier to occur of an initial public offering of our shares (subject to statutory and contractual lock-up periods), and five years from the respective dates of issuance of the preferred shares to the participants. The maximum number of our ordinary shares redeemable upon the redemption of the preferred shares issued under this plan by the participants is 15,000,000. The underlying ordinary shares have already been issued to the special purpose vehicle and are included in our total outstanding share number. The preferred shares are subject to forfeiture if a holder engages in certain activities that compete with us.

Partner Capital Investment Plan

       We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. Pursuant to the Partner Capital Investment Plan, the partners subscribed for convertible preferred shares in two special purpose vehicles, PCIP I Limited and PCIP II Limited. These convertible preferred shares are, for a period of up to four years from the respective dates of issuance thereof, convertible into exchangeable ordinary shares in these special purpose vehicles, which are exchangeable for our ordinary shares after eight years following the respective dates of issuance of the convertible preferred shares. The convertible preference shares and the exchangeable ordinary shares of these special purpose vehicles are subject to forfeiture if a partner engages in certain activities that compete with us. The maximum number of our ordinary shares that may be acquired upon the exchange of exchangeable ordinary shares in the special purpose vehicles by the partners is 18,000,000. The underlying ordinary shares have already been issued by us to the special purpose vehicles and are included in our total outstanding share number. The Partner Capital Investment Plan permits the issuance of additional shares to the partners as the board may approve from time to time.

Share-based Awards Held by Our Directors and Officers

       The following table summarizes, as of March 31, 2015, the outstanding options (including unvested restricted shares related to options early exercised), RSUs and other rights held by our directors and executive officers, as well as by their affiliates, under the our equity incentive plans, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Jack Yun MA	390,000(2)	—	June 26, 2013	June 26, 2019
Joseph C. TSAI	1,200,000(1)	5.00	November 12, 2010	—
	195,000(2)	—	June 26, 2013	June 26, 2019
Jonathan Zhaoxi LU	*(1)	5.00	November 12, 2010	—
	*(1)	5.00	March 17, 2011	—
	*(2)	—	January 24, 2013	January 24, 2019
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(5)	56.00	July 2, 2014	July 2, 2022
Daniel Yong ZHANG	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(5)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	July 2, 2014	July 2, 2022
Chee Hwa TUNG	*(2)	—	September 24, 2014	September 24, 2020
Walter Teh Ming KWAUK	*(2)	—	September 24, 2014	September 24, 2020
J. Michael EVANS	*(2)	—	September 24, 2014	September 24, 2020
Jerry YANG	*(2)	—	September 24, 2014	September 24, 2020
Lucy Lei PENG	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	56.00	July 2, 2014	July 2, 2022
Maggie Wei WU	*(2)	—	January 24, 2013	January 24, 2019
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Trudy Shan DAI	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Timothy A. STEINERT	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	56.00	July 2, 2014	July 2, 2022
Jianhang JIN	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 3, 2011	May 3, 2017
	*(2)	—	May 11, 2012	May 11, 2018
	*(4)	14.50	July 26, 2013	—

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Jian WANG	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Peng JIANG	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Xiaofeng SHAO	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 11, 2012	May 11, 2018
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022

*
The options, RSUs and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.
(1)
Represents rights under the Senior Management Equity Incentive Plan subscribed for at a subscription price of US$0.50 per preference share in 2010.
(2)
Represents RSUs.
(3)
Represents unvested restricted shares related to options early exercised.
(4)
Represents rights under the Partner Capital Investment Plan subscribed for at US$4.00 per preference share. See note 8(c) to our consolidated financial statements for the years ended March 31, 2013, 2014 and 2015 included elsewhere in this prospectus for further information.
(5)
Represents options.
(6)
Date of grant represents the original grant date of the options, RSUs and other rights held by the respective director or executive officer. Each outstanding option and RSU described in this table that is not held by a U.S. resident was cancelled and replaced with a new grant under the terms of the 2014 Plan (as described herein) with such terms and conditions that are substantially similar to those that applied to the cancelled awards.

PRINCIPAL SHAREHOLDERS

       The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% and more of our ordinary shares.

       Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this prospectus, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 2,475,905,860 ordinary shares outstanding as of October 23, 2015.

Name	Ordinary shares beneficially owned	Percent
Directors and Executive Officers:
Jack Yun MA(1)	192,879,813	7.8%
Joseph C. TSAI(2)	79,231,608	3.2%
Jonathan Zhaoxi LU	*	*
Daniel Yong ZHANG	*	*
Masayoshi SON	—	—
Chee Hwa TUNG	—	—
Walter Teh Ming KWAUK	*	*
J. Michael EVANS	*	*
Jerry YANG	*	*
Börje E. EKHOLM	—	—
Wan Ling MARTELLO	—	—
Lucy Lei PENG	*	*
Maggie Wei WU	*	*
Zhenfei LIU	*	*
Trudy Shan DAI	*	*
Timothy A. STEINERT	*	*
Jianhang JIN	*	*
Jian WANG	*	*
Jeff Jianfeng ZHANG	*	*
Yongfu YU	*	*
Simon Xiaoming HU	*	*
Sophie Minzhi WU	*	*
Peng JIANG	*	*
All directors and executive officers as a group	332,812,882	13.4%
Greater than 5% Beneficial Owners:
SoftBank(3)	797,742,980	32.2%
Yahoo(4)	383,565,416	15.5%
Jack Yun MA(1)	192,879,813	7.8%

Notes:

*
This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)
Represents (i) 2,033,177 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 35,000,000 ordinary shares underlying options held by a charitable trust

  Jack has established, over which Jack will have sole voting power once such options are exercised, (iv) 57,367,988 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family and (v) 61,269,811 ordinary shares and 2,208,837 ADSs held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family.

  Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Yahoo, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo entered into as described in "Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement."

  Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts.

  Jack does not have any pecuniary interests in the 35,000,000 ordinary shares underlying options held by the charitable trust.

  Jack's business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.

(2)
Represents (i) 1,437,964 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest, which ordinary shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 5,000,000 ordinary shares underlying options held by a charitable trust Joe has established and for which he acts as the sole member of its investment committee, (iv) 10,000,000 ordinary shares underlying options held by SymAsia Foundation Limited, the transfer of which options or underlying ordinary shares Joe is entitled to direct to a charitable trust he has established or may establish in the future, (v) 21,905,952 ordinary shares and 1,200,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power, (vi) 21,000,000 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power, (vii) 2,868,198 ordinary shares held by MFG Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of MFG Limited, has voting and dispositive power and (viii) 819,494 ADSs held by MFG II Ltd., a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of MFG II Ltd., has voting and dispositive power.

Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Yahoo, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo have entered into as described in "Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement."

Joe does not have any pecuniary interests in the 5,000,000 ordinary shares underlying options held by the charitable trust and 10,000,000 ordinary shares underlying options held by SymAsia Foundation Limited.

Joe's business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

(3)
Represents (a) 466,826,180 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (b) 15,000,000 ordinary shares owned by SBBM Corporation with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan and (c) 315,916,800 ordinary shares owned by SB China Holdings Pte Ltd. with its registered office at 20 Raffles Place, #09-01 Ocean Towers, Singapore 048620. SoftBank Group Corp. is a public company listed on the Tokyo Stock Exchange.

(4)
Represents (a) 92,626,716 ordinary shares owned by Yahoo! Inc. with its registered office at 701 First Avenue, Sunnyvale, CA 94089, the United States and (b) 290,938,700 ordinary shares owned by Aabaco Holdings Hong Kong Limited with its registered office at 15/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong S.A.R. Yahoo! Inc. is a public company listed on the NASDAQ Global Select Market.

RELATED PARTY TRANSACTIONS

Our Related Party Transaction Policy

       In order to prevent risks of conflicts of interest or the appearance of conflicts of interest, all of our directors and employees are subject to our code of business conduct and other policies which require, among other things, that any potential transaction between us and an employee or director, their relatives and closely connected persons and certain entities in which they, their relatives or closely connected persons have an interest be approved in writing by an appropriate supervisor or compliance officer.

       We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all such person's family members, Ant Financial Services and its subsidiaries as well as the Alibaba Partnership and certain other related entities shall be subject. This new policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

       This related party transaction policy provides, among other things, that, unless otherwise preapproved by our board of directors:

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  each related party transaction, or any material amendment or modification of a related party transaction, shall be adequately disclosed to, and reviewed and approved or ratified by, the disinterested members of our audit committee or any committee composed solely of disinterested independent directors or by the disinterested members of the board; and

  •
  any employment relationship or similar transaction involving our directors or senior management of our company and any related compensation shall be approved by the disinterested members of our compensation committee or recommended by the disinterested members of the compensation committee to our board for its approval.

       Our related party transaction policy, code of business conduct and our other corporate governance policies are subject to periodic review and revision by our board.

Transactions and Agreements with SoftBank and Yahoo

Shareholders Agreement

       We, SoftBank and Yahoo entered into a shareholders agreement dated October 24, 2005, as amended and restated on October 21, 2007, which was subsequently replaced and superseded by a new shareholders agreement dated September 18, 2012, or the shareholders agreement. The shareholders agreement addresses certain matters in relation to shareholder rights, corporate governance arrangements and other related obligations. The shareholders agreement, including the right of first offer, tag-along rights and preemptive rights in connection with the transfer or sale of our shares thereunder, has terminated upon the completion of our initial public offering in September 2014.

Voting Agreement

       We have entered into a voting agreement with Jack Ma, Joe Tsai, SoftBank and Yahoo, which provides SoftBank with the right to nominate one director to our board of directors who will, subject to certain conditions, have the right to receive notices and materials for all meetings of our committees and to join such meetings as an observer, which rights are also reflected in our memorandum and articles of association. These nomination rights will terminate when SoftBank's shareholding declines below 15% of our outstanding shares. The voting agreement also contains provisions to the effect that:

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  SoftBank agrees (i) to vote its shares in favor of the election of the Alibaba Partnership's director nominees at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares and (ii) to grant the voting power of any portion of its shareholdings exceeding 30% of our outstanding ordinary shares to Jack and Joe by proxy;

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  Jack and Joe will vote their shares and any other shares over which they hold voting rights in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election until SoftBank's shareholding declines below 15% of our outstanding ordinary shares;

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  Yahoo agrees (i) to vote its shares in favor of the election of all of the Alibaba Partnership's director nominees and the SoftBank director nominee, if so standing for election, at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares and (ii) to grant the voting power over any shares it owns, up to 121.5 million of our ordinary shares, to Jack and Joe by proxy;

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  Each party to the voting agreement will use its commercially reasonable efforts to cause any other person with whom it jointly files a statement (or an amendment to a statement) on Schedule 13D or Schedule 13G pursuant to the Exchange Act to become a party to the voting agreement and vote its shares in favor of SoftBank's and the Alibaba Partnership's director nominees pursuant to the foregoing; and

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  SoftBank and Yahoo will receive certain information rights in connection with the preparation of their financial statements.

       SoftBank's and Yahoo's proxy obligations described in clause (ii) in the first bullet and the third bullet above, respectively, shall (i) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (ii) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement.

Yahoo Technology and Intellectual Property License Agreement

       We and Yahoo entered into a technology and intellectual property license agreement dated October 24, 2005, as amended and restated on September 18, 2012, or the Yahoo TIPLA. Under the Yahoo TIPLA, Yahoo granted to us the use of certain intellectual property. In consideration of the rights granted under the Yahoo TIPLA, we paid Yahoo a lump sum payment in the amount of US$550 million and agreed to pay Yahoo an annual royalty equal to 2% of our consolidated revenues (less certain costs) for the period from January 1, 2006 to December 31, 2012 and 1.5% of our consolidated revenues (less certain costs) for the period from January 1, 2013 until the completion of our initial public offering in September 2014. No royalties have been payable since then. For fiscal years 2013, 2014 and 2015, the royalty fees amounted to RMB592 million, RMB748 million and RMB448 million (US$72 million), respectively.

Patent Sale and Assignment Agreement

       We and Yahoo entered into two patent sale and assignment agreements in fiscal years 2014 and 2015, pursuant to which we acquired ownership of certain patents and patent applications for aggregate consideration of US$70 million and US$23.5 million, respectively.

Our Repurchase of Ordinary Shares from Yahoo

       We are party to a share repurchase and preference share sale agreement with Yahoo dated May 20, 2012, as amended through July 14, 2014, or the Yahoo repurchase agreement. The agreement governs the terms on which we have repurchased and may further repurchase from Yahoo, or cause Yahoo to sell in a qualified initial public offering, our ordinary shares. We repurchased 523,000,000 ordinary shares from Yahoo on September 18, 2012 at a price of US$13.5414 per share for an aggregate consideration of US$7,082 million. Immediately following the repurchase, Yahoo owned 523,565,416 ordinary shares, representing approximately 24% of our issued share capital at that time. We paid US$6,282 million of the consideration in cash and US$800 million through our issuance to Yahoo of mandatorily redeemable preference shares of our company, or the Yahoo preference shares. We negotiated the terms of the Yahoo preference shares with Yahoo on an arm's length basis. On May 16, 2013, we redeemed the Yahoo preference shares in full using funds we borrowed under our US$8 billion credit facility.

       The Yahoo repurchase agreement was amended to provide that we are entitled to cause Yahoo either to sell 208,000,000 (prior to such amendment, 261,500,000 ordinary shares) ordinary shares to the public in our initial public offering or sell to us such number of shares using the proceeds from our initial public offering. In July 2014, the Yahoo repurchase agreement was further amended to reduce the number of ordinary shares we are entitled to cause Yahoo to sell to 140,000,000 ordinary shares. In connection with our initial public offering in September 2014, Yahoo sold 140,000,000 ADSs representing 140,000,000 of our ordinary shares. As of March 31, 2015, Yahoo owned 383,565,416 ordinary shares, representing approximately 15% of our then issued share capital.

Investments Involving SoftBank

       We have invested in businesses in which SoftBank is an existing shareholder or co-invested with SoftBank in other businesses. For instance, in January 2015, we participated in a financing round with SoftBank in Travice Inc., the operator and developer of Kuaidi Dache, a leading mobile taxi booking app provider in China. In June 2015, we announced that we agreed to invest in SoftBank's robotics business. We expect that we will continue to engage in investment activities that involve SoftBank in the future. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into our new businesses or businesses in which we are an existing investor.

Agreements and Transactions Related to Ant Financial Services and Its Subsidiaries

Ownership of Ant Financial Services and Alipay

       We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

       Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay's parent entity, Ant Financial Services, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Ant Financial Services. The ownership structure of Ant Financial Services has subsequently been further restructured and, as of the date of this prospectus, approximately 48.4% of its equity interests are held by Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, approximately 38.3% of its equity interests are held by Hangzhou Junao Equity Investment Partnership, or Junao, a PRC limited partnership, and approximately 13.3% of its equity interests are held by other shareholders.

       The economic interests in Junhan are owned by Jack Ma and other employees of our company and employees of Ant Financial Services. The interests in Junhan held by these employees are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant

Financial Services. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

       We understand that it is the intention of the shareholders of Ant Financial Services that:

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  Jack Ma's direct and indirect economic interest in Ant Financial Services will be reduced over time to a percentage that does not exceed his and his affiliates' interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See "— Commitments of Jack Ma to Alibaba Group." We have been informed by Ant Financial Services that such proposed reduction of Jack's economic interest is expected to be accomplished within three to five years from our initial public offering in September 2014 through a combination of future equity-based incentive awards to employees and dilutive issuances of equity in Ant Financial Services, among others;

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  from time to time, additional economic interests in Ant Financial Services in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Financial Services and our employees; and

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  Ant Financial Services will raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Financial Services will be reduced through dilution (the amount of such dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Jack Ma, Junao and Junhan will continue to constitute a majority of the outstanding equity interests of Ant Financial Services.

       The general partner of both Junao and Junhan is an entity 100% owned by Jack Ma. As the general partner, this entity, and therefore indirectly Jack, holds the voting rights in the two limited partnerships, while the limited partners hold a majority of the economic interests in each of Junao and Junhan. Accordingly, Jack is able to exercise the voting power of Junao and Junhan as the major shareholders of Ant Financial Services.

Our Relationship with Ant Financial Services and Alipay through August 2014

       After the divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, with SoftBank, Yahoo, Alipay, Ant Financial Services, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the Alipay IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Ant Financial Services and Alipay.

       As described in more detail below, we restructured our relationship with Ant Financial Services in August 2014 with the approval of our board of directors and with the agreement of SoftBank, Yahoo, Alipay, Ant Financial Services, Jack Ma and Joe Tsai and certain of their and our affiliates.

Alipay Commercial Agreement

       Under the Alipay commercial agreement among us, Alipay and Ant Financial Services, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee on terms that are preferential to us for such services. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to buyers and sellers on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

       The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement provided that the directors of our company designated by SoftBank and Yahoo approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Ant Financial Services, the Alipay commercial agreement was amended to provide that, after the completion of our initial public offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2013, 2014 and 2015, we paid fees to Alipay totaling RMB1,646 million, RMB2,349 million and RMB3,853 (US$622 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial Services to compensate us for the impact of such adjustment.

2014 Restructuring of Our Relationship with Ant Financial Services and Alipay

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA, or the amended Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial Services and its wholly-owned subsidiary Alipay, and terminated the 2011 framework agreement. The restructuring contemplated by the 2014 SAPA and the ancillary agreements described below has taken effect and these agreements now govern our economic and commercial relationships with Ant Financial Services and Alipay. Under the 2014 SAPA, the arrangements are structured with the aim of securing long-term economic participation in Ant Financial Services which we believe is in the best interests of our company and all of our shareholders. The potential for long-term economic participation can come in the form of either a perpetual 37.5% profit share stream or a possible future direct equity interest as described below. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth.

Share and Asset Purchase Agreement

  Sale of SME Loan Business and Certain Other Assets

       Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial Services, for aggregate cash consideration of RMB3,219 million (US$519 million), which was based on a premium to the aggregate book value of the entities operating the SME loan business. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities; which will be recognized as other revenue, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in the calendar year 2017. In fiscal year 2015, we received an annual fee of RMB90 million (US$15 million) from Ant Financial Services.

       For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business, which will be wound down over time as such loans are repaid. We will not conduct any new SME loan business going forward. The remaining balance of this retained portfolio of loans amounted to RMB835 million (US$135 million) as of March 31, 2015.

  Liquidity Event Payment

       Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial Services or Alipay, if our total ownership of equity interests in Ant Financial Services, if any, acquired as described under "— Potential Equity Interest" below, has not reached 33%, which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to such qualified IPO of Ant Financial Services, as a whole and not just of its subsidiary Alipay. If we acquire equity interests in Ant Financial Services in an aggregate amount less than the full 33% equity interest, then the percentage of Ant Financial Services' equity value used to calculate the liquidity event payment will be reduced proportionately.

       In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the amended Alipay IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share following a qualified IPO of Ant Financial Services or Alipay. If we so elect, in connection with such a qualified IPO, Ant Financial Services must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then Ant Financial Services will pay us the liquidity event payment described above.

       Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a vehicle they established to hold such shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd. have been pledged to us to secure the liquidity event payment and certain other obligations of Ant Financial Services under the 2014 SAPA and commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment whenever any such liquidity event payment becomes due.

  Potential Equity Interest

       The 2014 SAPA provides for future potential equity issuances to us by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and we will purchase newly-issued equity interests in Ant Financial Services, up to the full 33% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals.

       If we were to acquire such equity interests, we will have a pre-emptive right prior to the time of a qualified IPO of Ant Financial Services, in the event Ant Financial Services issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we hold in Ant Financial Services immediately prior to such third-party issuances.

       If the liquidity event payment described above under "— Liquidity Event Payment" has not become payable upon a qualified IPO of Ant Financial Services, then our right to acquire up to the full 33% equity interest will continue after such qualified IPO. However, the equity interests that we are entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Ant Financial Services in and following such qualified IPO.

       The consideration to be paid by us to acquire any equity interest in Ant Financial Services up to the full 33% equity interest will be fully funded by payments from Ant Financial Services under the 2014 SAPA in respect of certain intellectual property and asset transfers. Similarly, in connection with our exercise of the pre-emptive right, under the amended Alipay IPLA, we will receive payments from Ant Financial Services that will effectively fund our subscription for such additional equity interests up to a value of US$1.5 billion.

       To the extent we acquire the full 33% equity interest pursuant to the provisions of the 2014 SAPA, the liquidity event payment and the profit share under the amended Alipay IPLA described in "— Alipay Intellectual Property License and Software Technology Services Agreement" below, other than the payments that effectively offset the purchase price with respect to the exercise of the pre-emptive right, will automatically terminate. If we acquire less than the full 33% equity interest in Ant Financial Services pursuant to the provisions of the 2014

SAPA, the liquidity event payment amount and the profit sharing arrangement under the amended Alipay IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

       We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own an equity interest in Ant Financial Services would not be granted. There can be no assurance that such applicable regulatory rules and practices will change in the near future.

  Certain Restrictions on the Transfer of Ant Financial Services Equity Interests

       Pursuant to the 2014 SAPA and amended Alipay IPLA, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in Ant Financial Services, including:

  •
  prior to our acquisition of the full 33% equity interest, none of Jack Ma, Junao, Junhan, our company or Ant Financial Services may transfer any shares of Ant Financial Services that would result in Jack Ma, Junao, Junhan and our company, collectively, no longer having beneficial ownership of a majority voting interest in Ant Financial Services;

  •
  prior to our acquisition of the full 33% equity interest, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Ant Financial Services or Alipay may transfer any equity interest in Ant Financial Services or Alipay if, to its knowledge, such transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Ant Financial Services or Alipay;

  •
  following the earliest occurrence of any equity issuance by Ant Financial Services to us as described above in the first paragraph under "Share and Asset Purchase Agreement — Potential Equity Interest" and until the earlier of a qualified IPO of Ant Financial Services or the termination of the independent director rights provided in the 2014 SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Financial Services may knowingly transfer any equity in Ant Financial Services to a third party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Financial Services; and

  •
  in the event we acquire an equity interest in Ant Financial Services, any transfer of equity interests in Ant Financial Services by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

  Non-competition Undertakings

       Under the 2014 SAPA, we and Ant Financial Services have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. The 2014 SAPA provides that Ant Financial Services may not engage in any business conducted by us from time to time, including businesses that we enter into after the date of the 2014 SAPA, or logical extensions thereof, and we are restricted from engaging in specified activities within the scope of business of Ant Financial Services, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party, and we will be permitted to wind down the portion of our SME loan business that is not transferred to Ant Financial Services.

  Corporate Governance Provisions

       The 2014 SAPA provides that, unless not permitted in connection with a qualified IPO of Ant Financial Services and subject to other conditions, we and Ant Financial Services will recommend one independent person who Ant Financial Services will nominate as a member of its board, and Jack Ma, Joe Tsai, Junhan and Junao will agree to vote the equity interests in Ant Financial Services controlled by them in favor of such nomination.

Pursuant to the 2014 SAPA, we and the other parties thereto will agree on the initial independent director as promptly as practicable, and not later than 60 days, following the date of the 2014 SAPA. We and Ant Financial Services have subsequently agreed to extend the time period for the parties to agree on the initial independent director to November 22, 2015. If such independent director resigns or such seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of an independent committee of our board. We have agreed to form an independent committee of our board comprised of our directors who meet the independent director standards under New York Stock Exchange listing rules and who are not our officers or employees, as well as any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

  Ancillary Agreements

       In connection with the 2014 SAPA, we also entered into a data sharing agreement, a cooperation agreement, a trademark agreement, an amended and restated shared services agreement and the amended Alipay IPLA, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement pursuant to which we agreed to provide certain cloud computing, database service and storage, computing services and certain other services to Ant Financial Services on a cost-plus basis. We further agreed to a new form of crosslicense agreement to be entered into under the 2014 SAPA, providing for a license of certain intellectual property by Ant Financial Services to us, and by us to Ant Financial Services.

  Alipay Intellectual Property License and Software Technology Services Agreement

       Under the terms of the Alipay IPLA, we and our subsidiaries, licensed to Alipay certain intellectual property rights and provided various software technology services to Alipay and its subsidiaries. We originally entered into the Alipay IPLA in connection with the 2011 framework agreement, and, in August 2014, we entered into the amended Alipay IPLA.

       Under the Alipay IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Ant Financial Services. Such profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Ant Financial Services. Under the Amended IPLA, which became effective on the date we entered into the 2014 SAPA, we will receive, in addition to a service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial Services, which we refer to collectively as the profit share payments. The profit share payments will be paid at least annually and will equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services on a consolidated basis (subject to certain adjustments), including not only Alipay but all of Ant Financial Services' subsidiaries. The profit share payments will be reduced in proportion to any equity issuances made to us under the 2014 SAPA.

       In addition, if we acquire any equity interest in Ant Financial Services as described above under "Share and Asset Purchase Agreement — Potential Equity Interest," the profit share payments will be reduced in proportion to such equity issuance and, at or prior to the time of such equity issuance, Ant Financial Services will make a payment to us in consideration for the reduction in profit share payments, in exchange for the transfer by us to Ant Financial Services of certain intellectual property. This payment by Ant Financial Services will effectively fund our subscription for up to the full 33% equity interest. This payment will result in our acquiring equity interests in Ant Financial Services with effectively no cash impact to us, subject to applicable taxes.

       The amended Alipay IPLA will terminate, and the remainder (if any) of the intellectual property exclusively related to the business of Ant Financial Services will be transferred to Ant Financial Services after the termination of the amended Alipay IPLA, (i) after our total equity interest ownership in Ant Financial Services has reached the full 33%, when either the full funding of funded payments under the 2014 SAPA is completed or a qualified

IPO of Ant Financial Services or Alipay occurs; (ii) after a qualified IPO of Ant Financial Services or Alipay has occurred, when our total equity interest ownership in Ant Financial Services reaches the full 33%; (iii) when the liquidity event payment as described above under "Share and Asset Purchase Agreement — Liquidity Event Payment" becomes payable or (iv) upon transfer of certain intellectual property to Ant Financial Services as required by the relevant stock exchange or securities authority in order to obtain approval for a qualified IPO of either Ant Financial Services or Alipay.

       In fiscal years 2013, 2014 and 2015, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting RMB277 million, RMB1,764 million and RMB1,667 million (US$269 million), respectively, as other income.

       The effect of the amended Alipay IPLA is that the base of profits of the financial services businesses that we will share has been expanded, from the pre-tax income of only Alipay to the pre-tax income of the entire Ant Financial Services, while the profit sharing percentage is reduced to align with the percentage that will be used to calculate the liquidity event payment. In addition, our participation in the profits of Ant Financial Services, subject to receipt of required regulatory approvals, including under applicable stock exchange listing rules, is perpetual under the amended Alipay IPLA (unless we elect to receive the liquidity event payment under the 2014 SAPA upon a qualified IPO of Ant Financial Services or Alipay or unless we acquire the full 33% equity interest in Ant Financial Services), as opposed to automatic termination of the profit share upon a liquidity event under the 2011 framework agreement and Alipay IPLA.

Data Sharing Agreement

       We and Ant Financial Services have entered into a data sharing agreement dated August 12, 2014.

       Pursuant to the data sharing agreement, we, Ant Financial Services, and our controlled affiliates, which we refer to hereinafter as full data participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data participants will have access. A data platform management committee established by us and Ant Financial Services may also approve non-controlled affiliates of us and Ant Financial Services and unaffiliated third parties to have certain access to and contribute data to the platform. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for such participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

       The data sharing agreement initially had a minimum term of 10 years. Pursuant to the data sharing agreement, if we completed our initial public offering within five years from the date of the agreement, our board could extend the term for up to a total of 50 years. In May 2015, our board approved the extension of the term of the agreement to a total of 50 years.

Shared Services Used by Ant Financial Services

       We and Ant Financial Services have entered into a shared services agreement, which was amended and restated as of August 12, 2014, in connection with the 2014 SAPA, pursuant to which we and Ant Financial Services provide certain administrative and support services to each other and our respective affiliates.

       Ant Financial Services paid us RMB42 million, RMB46 million and RMB158 million (US$25 million) in fiscal years 2013, 2014 and 2015, respectively, for the services we provided to it under the agreement. We paid Ant Financial Services nil, nil and RMB58 million (US$9 million) in fiscal years 2013, 2014 and 2015, respectively for services Ant Financial Services provided to us under the contract.

Cooperation Agreement

       We and Ant Financial Services entered into a SME loan cooperation framework agreement dated August 12, 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party's enforcement of certain rights of such other party against users of its platforms and services and with respect to the provision of certain financial services to our customers and merchants. In particular, we agreed, upon request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Ant Financial Services and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding such persons, in each case in a manner to be further agreed from time to time. Ant Financial Services agreed, upon request, to make loans and/or extensions of credit and related financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, accelerate loans and terminate credit facilities of such users, restrict marketing activities on its platforms by such users, and provide information regarding such users, in each case in a manner to be further agreed from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. The cooperation agreement has an initial term of five years, with automatic renewals upon expiry for additional five year periods. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and Ant Financial Services and to our respective customers.

Trademark Agreement

       We and Ant Financial Services entered into a trademark agreement dated August 12, 2014, pursuant to which we granted Ant Financial Services a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of such uses as of August 12, 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use such other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the "Ali" name or prefix and the "ecommerce" (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party's and its subsidiaries' respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement.

Share-based Award Reimbursement Arrangements

       We entered into agreements with Ant Financial Services in calendar years 2012 and 2013 under which we will receive a reimbursement for options and RSUs relating to our ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. As of March 31, 2015, the number of such ordinary shares covered by the agreements was 7,249,277 in aggregate. Pursuant to these agreements, we will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant-date fair value.

Equity-based Awards to Our Employees by a Related Party

       We understand that Jack Ma, as the controlling shareholder of Ant Financial Services, believes that providing equity-related awards to our employees tied to the success of Ant Financial Services will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Ant Financial Services, we have a significant participation in the profits and value accretion of Ant Financial Services. In March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain equity-based awards similar to share-appreciation rights linked to the valuation of Ant Financial Services to most of our employees. Any similar grants of equity-based awards by Junhan to our employees will be subject to the approval of our audit committee. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to us, and such awards will be settled in cash by Junhan upon disposal of such awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of their employment with us at a price to be determined based on the then fair market value of Ant Financial Services. Junhan's obligation to cash settle these awards will be funded by the proceeds of sales of or loans against the equity interests in Ant Financial Services that Jack contributed to Junhan. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. For accounting purposes, we recognize the cost relating to such equity-based awards granted by the shareholder through Junhan as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards are accounted for as financial derivatives and initially measured at their fair value, and the related expense will be recognized over the requisite service period in our consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in our consolidated income statements through the date on which the underlying awards are settled by Junhan. The expenses arising from Ant Financial Services' share-based awards granted to our employees represent a non-cash charge that will not result in any economic costs or equity dilution to our shareholders.

Other Commercial Arrangements with Ant Financial Services

       We have also entered into other commercial arrangements with Ant Financial Services and its subsidiaries, such as treasury management and other services. In fiscal years 2013, 2014 and 2015, the amount incurred and payable by us to Ant Financial Services and its subsidiaries under these arrangements was RMB23 million, RMB21 million and RMB248 million (US$40 million), respectively.

Joint Venture with Ant Financial Services

       In June 2015, we announced that we will establish a joint venture under the brand name Koubei with Ant Financial Services that aims at capturing opportunities within China's local services market, with an initial focus on the food and beverage market. We will transfer our food ordering and delivery business that we currently operate under the Taodiandian brand to this joint venture. Ant Financial Services will transfer to this joint venture its offline merchant resources. In addition, we and Ant Financial Services will each invest RMB3.0 billion in this joint venture.

Transactions with Alibaba Pictures

       In June 2014, as part of our entertainment media strategy, we completed an investment of HK$6,244 million (RMB4,955 million) in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. In April 2015, we delivered a non-binding proposal to Alibaba Pictures for a possible business injection of our online movie ticketing business and financing and investment platform for the production of movies and other media content into Alibaba Pictures. There is no certainty that the possible business injection will proceed, and if it does proceed, there is no certainty on what terms the possible business injection would be implemented or that the conditions to its implementation would be satisfied. In addition, in June 2015 Alibaba Pictures entered into a placing agreement in relation to the placing of certain new ordinary shares. The aggregate proceeds from such placing amounted to approximately HK$12,179 million (RMB9,647 million). Our equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction also in June 2015.

Transactions with Alibaba Health

       In April 2014, we entered into an agreement pursuant to which we agreed to acquire newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. We paid a total purchase price of HK$932 million upon the closing of the transaction. In April 2015, we entered into an agreement pursuant to which we agreed to transfer the operations of our Tmall online pharmacy business to Alibaba Health in consideration for newly issued shares and convertible bonds of Alibaba Health. The transaction is subject to customary closing conditions. Upon the closing of this transaction, our effective equity ownership of Alibaba Health will increase to approximately 53% (or 54.6% assuming the full conversion of the convertible bonds upon maturity). In July 2015, we obtained control over the holding company that holds approximately 54% of the equity interests in Alibaba Health (including the 38% effective equity interest we own), and as a result, Alibaba Health became our consolidated subsidiary.

Transaction with Entity Affiliated with Our Executive Chairman

       We entered into an agreement dated as of March 26, 2013 whereby Jack Ma, our executive chairman, acquired our interest in a business aircraft for a cash consideration of US$49.7 million, which was the original purchase price of the aircraft. The aircraft was subsequently leased to us, free of charge, to be used mainly by Jack in connection with his duties as our executive chairman. We have also entered into a cost reimbursement agreement to reimburse the maintenance and incidental costs of the aircraft at cost.

Relationship with Investment Funds Affiliated with Our Executive Chairman

       Jack Ma has an indirect 40% interest in the general partners of three investment funds sponsored by Yunfeng Capital, including Yunfeng Fund, L.P., which was established in June 2010, Shanghai Yunfeng Fund, which is an RMB fund established in May 2011, and Yunfeng Fund II, L.P., which had its final closing on May 15, 2014. A trust established for the benefit of Jack and his family has committed US$26 million and US$4 million as a limited partner and as a general partner, respectively, to Yunfeng Fund II, L.P., which has over US$1.0 billion in capital commitments. Jack will donate all distributions he may receive by virtue of his 40% indirect interest in the general partners of the three Yunfeng Capital funds to, or for the benefit of, the Alibaba Foundation. See "— Commitments of Jack Ma to Alibaba Group." We expect that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

       Yunfeng Capital has historically, and may in the future, enter into co-investment transactions with us and third parties, such as our recent investments in Youku Tudou and Alibaba Health. For example, in April 2014, in conjunction with our investment in Alibaba Health and on the same terms as us, Yunfeng Capital acquired an effective equity interest of approximately 16% in Alibaba Health for a total purchase price of HK$395 million. Also in April 2014, in conjunction with our investment in Youku Tudou and on the same terms as us, Yunfeng Capital agreed to invest approximately US$132 million to purchase Class A ordinary shares of Youku Tudou, representing an effective equity interest of 2.0% on a fully-diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Recent Investment, Acquisition and Strategic Alliance Activities — Entertainment." We committed US$80 million as a limited partner of Yunfeng Fund II, L.P. Through such investment, we have formalized an institutional relationship with Yunfeng Capital. In addition, Yunfeng Fund, L.P. was an indirect holder of approximately 84,600 convertible preference shares purchased by an entity wholly-owned by it in September 2012, and such convertible preference shares were automatically converted into our ordinary shares upon the completion of our initial public offering in September 2014.

Commitments of Jack Ma to Alibaba Group

       Jack Ma, our executive chairman, has confirmed the following commitments to our board of directors in writing:

  •
  He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Financial Services over time, to a percentage that does not exceed his and his affiliates' interest in our company immediately prior to our initial public offering and that such reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;

  •
  He has entered into a deed to, and will, donate all distributions he may receive by virtue of his 40% indirect interest in the general partners of the three Yunfeng Capital funds to, or for the benefit of, the Alibaba Foundation; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in such circumstances, he will disclaim all economic benefits from such ownership and enter into agreements to transfer any such benefits to us when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

       In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure an RMB6.9 billion financing provided by such financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the financing. We expect that these arrangements will facilitate us entering into and strengthening strategic business arrangements with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership, and will be available for draw-down starting January 1, 2016. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and influence in the entertainment sector in China. A company controlled by Jack Ma will serve as one of the general partners of the PRC limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and who is also an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to the return of its RMB10,000 contributed capital.

Equity-settled Donation Relating to Our Ordinary Shares

       During fiscal year 2014, we granted options to acquire 50,000,000 ordinary shares of us to SymAsia Foundation, a non-profit organization designated by Jack Ma and Joe Tsai. 35,000,000 and 15,000,000 of these share options will be transferred to the separate charitable trusts to be established by Jack Ma and Joe Tsai, respectively. These share options were approved by our board of directors and the options are not subject to any vesting conditions and are exercisable for a period of four years from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

Transactions with Cainiao Logistics

       We entered into agreements with Cainiao Logistics, our equity-accounted affiliate, during fiscal year 2014, whereby we disposed of two wholly-owned subsidiaries to the parent of Cainiao Logistics for cash consideration of

RMB524 million (US$85 million). The major assets of the disposed subsidiaries consisted of land use rights in the PRC. The gain on disposals in fiscal year 2014 was RMB74 million (US$12 million).

       In addition, we have commercial arrangements with Cainiao Logistics to receive certain logistics services. Expenses incurred in connection with the logistic services provided by Cainiao Logistics in fiscal year 2015 were RMB785 million (US$127 million).

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

       Chinese law restricts foreign ownership in enterprises that provide value-added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our wholly-foreign owned enterprises, our variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see "Our History and Corporate Structure — Our Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders."

Indemnification Agreements

       We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with us.

Employment Agreements

       See "Our Directors and Executive Officers — Employment Agreements."

Share Options

       See "Our Directors and Executive Officers — Equity Incentive Plans."

Private Placements

       The following is a summary of our securities issuances since April 1, 2011 through March 31, 2015.

Ordinary Shares

       On August 27, 2012, we entered into a share purchase and investor rights agreement with certain investors, pursuant to which we issued an aggregate of 167,741,936 ordinary shares at a subscription price of US$15.50 per share to such investors at an aggregate consideration of US$2.6 billion on September 18, 2012.

       Pursuant to the share purchase and investor rights agreement, each of these investors also agrees with Jack Ma that it will vote its ordinary shares so acquired in a manner consistent with Jack or his designee's request at any shareholders meeting with respect to certain substantial shareholder proposals, including approving transactions or proposals, the election or removal of any director, or the amendment of any provision of our articles of association relating to the election or removal of any director or the composition or powers of our board of directors, in each case, resulting in any substantial shareholder gaining the right to change our management and/or policies. For purposes of this voting provision, "substantial shareholder" is defined to mean any shareholder (other than Jack Ma and Joe Tsai (including any entities directly or indirectly controlled by Jack Ma and/or Joe Tsai or their respective family trusts, any of their designees and any of their other affiliates (other than the company or any of its subsidiaries)) that owns, or a group of shareholders (other than Jack Ma and Joe Tsai (including any entities directly or indirectly controlled by Jack Ma and/or Joe Tsai or their respective family trusts, any of their designees and any of their other affiliates (other than the company or any of its subsidiaries)) acting in concert that own, directly or indirectly, 15% or more of our outstanding ordinary shares either (a) at the time the substantial shareholder proposal has been publicly announced or otherwise notified to us, any of the directors or any of the holders of 3% or more of our outstanding ordinary shares or (b) on the record date of the shareholders meeting related to such substantial shareholder proposal. The voting provisions under the share purchase and investor rights agreement have terminated upon completion of our initial public offering in September 2014.

       In connection with our June 2014 acquisition of the remaining equity interest of UCWeb, we issued an aggregate of 12.3 million restricted shares and RSUs to certain shareholders of UCWeb.

Convertible Preference Shares

       On August 31, 2012 and October 15, 2012, we entered into convertible preference share purchase agreements with certain investors, pursuant to which such investors agreed to subscribe for an aggregate of 1,688,000 series A convertible preference shares in our company, or the convertible preference shares, for an aggregate consideration of US$1,688 million. The convertible preference shares were issued in two tranches of 1,338,000 and 350,000 shares on September 18, 2012 and on October 16, 2012, respectively. We used the proceeds from the first tranche to partially finance our repurchase of 523,000,000 ordinary shares in our company from Yahoo in September 2012. We used the proceeds from the second tranche for general corporate purposes. The convertible preference shares were automatically converted into an aggregate 91,243,312 of our ordinary shares at an initial conversion price US$18.50 per ordinary share concurrently with the completion of our initial public offering in September 2014.

Redeemable Preference Shares

       We issued 800,000 redeemable preference shares in our company to Yahoo in September 2012 for a total consideration of US$800 million. The consideration paid for the redeemable preference shares was used by us to partially fund the repurchase of 523,000,000 ordinary shares in our company from Yahoo in September 2012. We subsequently redeemed the redeemable preference shares in May 2013 using funds borrowed under our US$8 billion credit facility. See "Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Our Repurchase of Ordinary Shares from Yahoo" for more information. As the holder of the redeemable preference shares, Yahoo was entitled to cumulative, semi-annual dividends at a rate of up to 10% per annum, subject to certain adjustments tied to the credit assessment of us, with at least 3% per annum payable in cash on pre-determined dividend payment dates and the remaining amount accrued to the liquidation preference.

Share Options, RSUs, Restricted Shares and Other Rights Granted

       In fiscal years 2013, 2014 and 2015, we have granted options covering an aggregate of 22,406,000 ordinary shares, 93,112,601 ordinary share subject to RSUs, and 3,274,816 restricted shares to certain employees, consultants and directors of our company, our affiliates and certain other companies, such as Alipay, under our 2011 Equity Incentive Plan and 2014 Post-IPO Equity Incentive Plan. We granted an aggregate of 1,240,412 ordinary shares subject to RSUs and 11,151,559 restricted shares in connection with certain investments and acquisitions made by us. We also granted 100,000 ordinary shares issuable upon the exercise of outstanding options, 5,630,369 ordinary shares subject to RSUs and 5,824,000 restricted shares to employee shareholders of certain entities we acquired for entering into non-compete covenants with us. We issued 18,000,000 ordinary shares to special purpose vehicles in July 2013 under the Partner Capital Investment Plan.

THE EXCHANGE OFFER

General

       This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement on Form F-4. See "Where You Can Find More Information" for instructions on how to obtain copies of this document.

       We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange newly issued Notes in the following respective series in up to the following aggregate principal amounts:

  •
  US$ 300,000,000 of our Floating Rate Senior Notes due 2017;

  •
  US$ 1,000,000,000 of our 1.625% Senior Notes due 2017;

  •
  US$ 2,250,000,000 of our 2.500% Senior Notes due 2019;

  •
  US$ 1,500,000,000 of our 3.125% Senior Notes due 2021;

  •
  US$ 2,250,000,000 of our 3.600% Senior Notes due 2024; and

  •
  US$ 700,000,000 of our 4.500% Senior Notes due 2034;

for a like aggregate principal amount of the following respective series of Outstanding Notes:

  •
  Floating Rate Senior Notes due 2017;

  •
  1.625% Senior Notes due 2017;

  •
  2.500% Senior Notes due 2019;

  •
  3.125% Senior Notes due 2021;

  •
  3.600% Senior Notes due 2024; and

  •
  4.500% Senior Notes due 2034, respectively

properly tendered on or prior to the expiration date and not withdrawn. The exchange offer is being made with respect to all of the Outstanding Notes. Other than in the United States, we have not taken any action that would permit a public offering of the Notes in any jurisdiction where action for that purpose is required. In particular, in Hong Kong, only holders of Outstanding Notes who are "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance may participate in the exchange offer. See "Plan of Distribution."

       As of the date of this prospectus, US$8,000 million aggregate principal amount of the Outstanding Notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about October 27, 2015, to all holders of Outstanding Notes known to us. Our obligation to accept Outstanding Notes for exchange pursuant to the exchange offer is subject to conditions set forth under "— Conditions to the Exchange Offer" below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

       We have entered into a registration rights agreement with the initial purchasers of the Outstanding Notes in which we agreed to file a registration statement relating to an offer to exchange the Outstanding Notes for Notes. We also agreed to use reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act as promptly as practicable, but in no event later than 365 days after the closing date and keep the exchange offer registration statement effective for at least 20 business days. The Notes will have terms substantially identical to the Outstanding Notes, except that the Notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe obligations in the registration rights agreement. The Outstanding Notes were issued on November 28, 2014.

       If we are unable to meet our obligations under the registration rights agreement described above, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the Outstanding Notes and keep the registration statement effective until the date that the notes cease to be registrable securities.

       If we fail to comply with our obligations under the registration rights agreement described above, we will be required to pay additional interest to holders of the Outstanding Notes.

       Each holder of Outstanding Notes that wishes to exchange Outstanding Notes for Notes in the exchange offer will be required to make certain representations, including the following:

  •
  any Notes will be acquired in the ordinary course of its business;

  •
  the holder has no arrangements or understanding with any person to participate in the distribution of the Notes within the meaning of the Securities Act;

  •
  the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate of ours, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

  •
  if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in the distribution of the Notes; and

  •
  if the holder is a broker-dealer, that it will receive Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the Notes. See "Plan of Distribution."

Terms of the Exchange Offer

       Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any Outstanding Notes properly tendered and not properly withdrawn prior to the expiration date. We will issue a principal amount of Notes equal to principal amount of Outstanding Notes surrendered under the exchange offer. Outstanding Notes may be tendered only in minimum denominations of US$200,000 and integral multiples of US$1,000.

       The form and terms of the Notes will be substantially identical to the form and terms of the Outstanding Notes except the Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The Notes will evidence the same debt as the Outstanding Notes. The Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Outstanding Notes.

       The exchange offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange.

       As of the date of this prospectus, US$8,000 million aggregate principal amount of the Outstanding Notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the exchange offer.

       We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Outstanding Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the Outstanding Notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

       We will be deemed to have accepted for exchange properly tendered Outstanding Notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Notes from us and delivering Notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "— Conditions to the Exchange Offer."

       Holders who tender Outstanding Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled "— Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Resales of the Notes

       Based on interpretations of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that Notes issued under the exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate of ours, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

  •
  the Notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in the distribution of the Notes.

       Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the Notes:

  •
  cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

       This prospectus may be used for an offer to resell, for the resale or for other retransfer of Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Outstanding Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of Notes.

Expiration Date; Extensions; Amendments

       The exchange offer will expire at 5:00 p.m., New York City time on November 25, 2015, unless in our sole discretion we extend it.

       In order to extend the exchange offer, we will notify the exchange agent in writing of any extension. We will notify the registered holders of Outstanding Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

       We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any Outstanding Notes;

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept Outstanding Notes not previously accepted if any of the conditions set forth below under "— Conditions to the Exchange Offer" have not been satisfied, by giving written notice of the delay, extension or termination to the exchange agent; or

  •
  under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

       Any delay in acceptance, extension, termination or amendment will be followed promptly by written notice to the registered holders of Outstanding Notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of Outstanding Notes of the amendment.

       Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

       Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any Notes for, any Outstanding Notes, and we may terminate the exchange offer as provided in this prospectus before accepting any Outstanding Notes for exchange if in our judgment:

  •
  the Notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  the exchange offer, or the making of any exchange by a holder of Outstanding Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, could impair our ability to proceed with the exchange offer.

       In addition, we will not be obligated to accept for exchange the Outstanding Notes of any holder that has not made to us:

  •
  the representations described under "— Purpose and Effect of the Exchange Offer," "— Procedures for Tendering" and "Plan of Distribution"; and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the Notes under the Securities Act.

       We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Outstanding Notes by giving written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any Outstanding Notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

       We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any Outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice of any extension, amendment, nonacceptance or termination to the holders of the Outstanding Notes as promptly as practicable.

       These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

       In addition, we will not accept for exchange any Outstanding Notes tendered, and will not issue Notes in exchange for any Outstanding Notes if, at the time, any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

       Only a holder of Outstanding Notes may tender the Outstanding Notes in the exchange offer. To tender in the exchange offer, a holder must:

  •
  complete, sign and date the accompanying letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's ATOP system procedures described below.

       In addition, either:

  •
  the exchange agent must receive the Outstanding Notes along with the accompanying letter of transmittal; or

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the Outstanding Notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below and a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

       To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under "— Exchange Agent" prior to the expiration date.

       The tender by a holder that is not properly withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

       The method of delivery of Outstanding Notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or Outstanding Notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

       Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its Outstanding Notes either:

  •
  make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of Outstanding Notes.

       The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

       Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Outstanding Notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the accompanying letter of transmittal; or

  •
  for the account of an eligible institution.

       If the accompanying letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed on the Outstanding Notes, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the Outstanding Notes and an eligible institution must guarantee the signature on the bond power.

       If the accompanying letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

       The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use DTC's ATOP system to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Outstanding Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its ATOP system that is tendering Outstanding Notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  the agreement may be enforced against that participant.

       We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes. Our determination will be final and binding. We reserve the absolute right to reject any Outstanding Notes not validly tendered or any Outstanding Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of Outstanding Notes will not be deemed made until any defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

       In all cases, we will issue Notes for Outstanding Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  Outstanding Notes or a timely book-entry confirmation of the Outstanding Notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

       By signing the accompanying letter of transmittal or authorizing the transmission of the agent's message, each tendering holder of Outstanding Notes will represent or be deemed to have represented to us that, among other things:

  •
  any Notes will be acquired in the ordinary course of its business;

  •
  the holder has no arrangements or understanding with any person to participate in the distribution of the Notes within the meaning of the Securities Act;

  •
  the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate of ours, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

  •
  if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in the distribution of the Notes; and

  •
  if the holder is a broker-dealer, that it will receive Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the Notes. See "Plan of Distribution."

Book-entry Transfer

       The exchange agent will make a request to establish an account with respect to the Outstanding Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of Outstanding Notes who are unable to deliver confirmation of the book-entry tender of their Outstanding Notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their Outstanding Notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

       Holders wishing to tender their Outstanding Notes but whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC's ATOP system prior to the expiration date may tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth the name and address of the holder, the registered number(s) of the Outstanding Notes and the principal amount of Outstanding Notes tendered;

  •
  stating that the tender is being made thereby; and

  •
  guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the Outstanding Notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered Outstanding Notes in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

       Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

       Except as otherwise provided in this prospectus, holders of Outstanding Notes may withdraw their tenders at any time prior to the expiration date.

       For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under "— Exchange Agent," or

  •
  holders must comply with the appropriate procedures of DTC's ATOP system.

       Any notice of withdrawal must:

  •
  specify the name of the person who tendered the Outstanding Notes to be withdrawn;

  •
  identify the Outstanding Notes to be withdrawn, including the principal amount of the Outstanding Notes; and

  •
  where certificates for Outstanding Notes have been transmitted, specify the name in which the Outstanding Notes were registered, if different from that of the withdrawing holder.

       If certificates for Outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

       If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of that facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any Outstanding Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any Outstanding Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of Outstanding Notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the Outstanding Notes will be credited to an account maintained with DTC for Outstanding Notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, Outstanding Notes may be retendered by following one of the procedures described under "— Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

       The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

  The Bank of New York Mellon
  111 Sanders Creek Parkway
  East Syracuse NY, 13057
  Attention: Corporate Trust — Reorg
  Facsimile: +1 732-667-9408
  Email: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

       We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

       We will incur certain cash expenses in connection with soliciting tenders. These expenses are estimated in the aggregate to be approximately US$0.7 million. They include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

       We will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Outstanding Notes tendered;

  •
  tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of Outstanding Notes under the exchange offer.

       If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

       Holders who tender their Outstanding Notes for Notes will not be required to pay any transfer taxes. However, holders who instruct us to register Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

       Holders of Outstanding Notes who do not exchange their Outstanding Notes for Notes under the exchange offer will remain subject to the restrictions on transfer of the Outstanding Notes:

  •
  as set forth in the legend printed on the Outstanding Notes as a consequence of the issuance of the Outstanding Notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the final offering memorandum distributed in connection with the private offering of the Outstanding Notes.

       In general, you may not offer or sell the Outstanding Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act. Based on interpretations of the staff of the SEC, Notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the Notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Notes:

  •
  cannot rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

       The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

       Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

       We may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Outstanding Notes that are not tendered in the exchange offer or to file a registration statement to permit resale of any untendered Outstanding Notes.

DESCRIPTION OF THE NOTES

       On November 28, 2014, we completed a private placement of an aggregate US$8,000 million of Outstanding Notes. We issued the Outstanding Notes, and will issue the Notes, under an indenture (the "Indenture") dated November 28, 2014, between ourselves and The Bank of New York Mellon, as trustee. The Outstanding Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

       The following summary of the material provisions of the indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture and the Notes, including the definitions of certain terms therein. We refer you to the complete text of the indenture which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus is a part. See "Where You Can Find More Information" for instructions on how to obtain copies of the indenture.

       The terms and provisions of the Notes are substantially identical in all material respects to the Outstanding Notes except the Notes have been registered under the Securities Act, are not subject to further exchange and are not guaranteed. The Notes and the Outstanding Notes will form a single series of notes for all purposes of the indenture. References to the "Notes" in this prospectus are references to the exchange notes. Certain terms used in this description are defined under the subheading "— Certain Definitions." In this description, the words "Company," "we" and "our" refer only to Alibaba Group Holding Limited and not to any of its Controlled Entities (as defined below).

Principal, Maturity and Interest

Fixed Rate Notes

       The 2017 Fixed Rate Notes, 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2024 Fixed Rate Notes and 2034 Fixed Rate Notes will mature on November 28, 2017, November 28, 2019, November 28, 2021, November 28, 2024 and November 28, 2034, respectively. Interest on the 2017 Fixed Rate Notes, 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2024 Fixed Rate Notes and 2034 Fixed Rate Notes will accrue at the rate of 1.625%, 2.500%, 3.125%, 3.600% and 4.500% per annum, respectively, and will be payable semiannually in arrears on May 28 and November 28, to the holders of record of those Notes on the immediately preceding May 13 or November 13, respectively. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Notes

       The 2017 Floating Rate Notes will mature on November 28, 2017. Interest on the 2017 Floating Rate Notes will be payable quarterly in arrears on February 28, May 28, August 28 and November 28, to the holders of record of those Notes on the immediately preceding February 13, May 13, August 13 or November 13, respectively. Interest will be computed on the basis of the actual number of days that have elapsed in the applicable interest period and a 360-day year.

       The 2017 Floating Rate Notes will bear interest for each interest period at a rate determined by the Paying Agent (or its successor as described below). The interest rate on the 2017 Floating Rate Notes for a particular interest period will be a rate equal to three-month LIBOR as determined by the Paying Agent on the interest determination date plus 0.520%. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the Paying Agent will inform us of the interest rate for the next interest period.

       On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, as such rate appears on the Reuters Page LIBOR 01 (or on such other page as may replace Reuters Page LIBOR 01 on that service, or, if on such interest determination date, the three-month LIBOR does not appear or is not available on the designated Reuters Page, the Bloomberg L.P. page "BBAM" or such other page as may replace the Bloomberg L.P. page "BBAM" on that service) as of approximately 11:00 a.m., London time, on such interest determination date.

       If three-month LIBOR does not appear on either of the pages described above, the three-month LIBOR in respect of such interest determination date will be determined as follows: the Paying Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by us (after consultation with the Paying Agent), to provide the Paying Agent with its offered quotation for deposits in U.S. dollars for the period of three months commencing on the applicable interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time. If at least two quotations are provided, then the three-month LIBOR on such interest determination date will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, then the three-month LIBOR on such interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such interest determination date by three major reference banks in New York City selected by us (after consultation with the Paying Agent) for loans in U.S. dollars to leading European banks, having an index maturity of three months and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks selected by us (after consultation with the Paying Agent) are not providing quotations in the manner described by this sentence, the three-month LIBOR determined as of such interest determination date will be the three month LIBOR in effect prior to such interest determination date.

       All percentages resulting from any calculation of any interest rate for the 2017 Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 3.876545% (or .03876545) would be rounded to 3.87655% (or .0387655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the 2017 Floating Rate Notes by the Paying Agent will (in the absence of manifest error) be final and binding on the holders of the 2017 Floating Rate Notes and us.

       Upon written request from any holder of the 2017 Floating Rate Notes, the Paying Agent will provide the interest rate in effect on such 2017 Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

Additional Notes

       We may issue additional notes (the "Additional Notes") under the Indenture. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture for the applicable series, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the Notes include any Additional Notes actually issued. We will not issue any Additional Notes unless the Additional Notes are fungible with the outstanding Notes of the applicable series for U.S. federal income tax purposes.

Denomination

       The Notes shall be denominated in minimum principal amounts of US$200,000 and in integral multiples of US$1,000 in excess thereof. The Notes will be issued in registered global form.

Ranking

       The Notes will be our senior unsecured obligations and will (i) rank senior in right of payment to all of our existing and future indebtedness expressly subordinated in right of payment to the Notes and (ii) rank at least equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law). Secured debt and other secured obligations of the Company will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations. As of June 30, 2015, we had US$0.3 billion of secured unsubordinated obligations outstanding and US$15.4 billion of unsecured obligations. The Notes will not be guaranteed by any of our subsidiaries.

       All of our operations are conducted through our Controlled Entities. Claims of creditors of such Controlled Entities, including trade creditors and creditors holding indebtedness or guarantees issued by such Controlled Entities, and claims of preferred stockholders of such Controlled Entities generally will have priority with respect to the assets and earnings of such Controlled Entities over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively structurally subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our Controlled Entities.

       As of June 30, 2015, the total liabilities of our Controlled Entities was US$7.7 billion, including trade payables.

Optional Redemption

       The 2017 Floating Rate Notes will not be redeemable prior to maturity.

       We may redeem the 2017 Fixed Rate Notes at any time, the 2019 Fixed Rate Notes, at any time prior to October 28, 2019, the 2021 Fixed Rate Notes at any time prior to September 28, 2021, the 2024 Fixed Rate Notes at any time prior to August 28, 2024 and the 2034 Fixed Rate Notes at any time prior to May 28, 2034, in each case, in whole or in part, upon giving not less than 30 days nor more than 60 days' notice to holders of the applicable Notes (which notice shall be irrevocable), at a redemption amount equal to the greater of:

  •
  100% of the principal amount of the applicable Notes to be redeemed; and

  •
  the "make-whole amount," which means the amount determined by the Paying Agent on the fifth Business Day before the redemption date equal to the sum of (i) the present value of the principal amount of the applicable Notes to be redeemed, assuming a scheduled repayment thereof on the stated maturity date, plus (ii) the present value of the remaining scheduled payments of interest on such Notes to and including the stated maturity date (exclusive of interest accrued to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed) at the Treasury Yield plus 10 basis points in the case of the 2017 Fixed Rate Notes, 15 basis points in the case of the 2019 Fixed Rate Notes, 20 basis points in the case of the 2021 Fixed Rate Notes, 20 basis points in the case of the 2024 Fixed Rate Notes and 25 basis points in the case of the 2034 Fixed Rate Notes;

plus, in each case, accrued and unpaid interest, if any, on such Notes to, but not including the redemption date; provided that the principal amount of any series of the applicable Notes that remain outstanding after redemption in part shall be US$200,000 or an integral multiple of US$1,000 in excess thereof.

       In addition, we may, upon giving not less than 30 days' nor more than 60 days' notice to holders of the applicable Notes (which notice shall be irrevocable) redeem the 2019 Fixed Rate Notes from and after October 28, 2019, the 2021 Fixed Rate Notes, in whole or in part from and after September 28, 2021, the 2024 Fixed Rate Notes from and after August 28, 2024 and the 2034 Fixed Rate Notes, from and after May 28, 2034, in each case, in whole or in part, at a redemption price equal to 100% of the principal amount of the applicable Notes to be redeemed plus accrued and unpaid interest, if any, on such Notes to, but not including, the redemption date.

       "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable Notes to be redeemed.

       "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all quotations obtained.

       "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

       "Reference Treasury Dealer" means each of any three investment banks of recognized standing that is a primary U.S. government securities dealer in the United States, selected by us in good faith.

       "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the fifth Business Day before such redemption date.

       "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the fifth Business Day before such redemption date) of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

       The notice of redemption will be sent at least 30 days but not more than 60 days before the redemption date to each holder of record of the applicable Notes to be redeemed at its registered address (or in the case of a global notes, delivered to DTC). The notice of redemption for the applicable Notes will state, among other things, the amount of the applicable Notes to be redeemed, the redemption date, the manner in which the redemption price will be calculated and the place or places that payment will be made upon presentation and surrender of applicable Notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on the applicable Notes that have been called for redemption at the redemption date.

       If less than all of the Notes are to be redeemed, the Notes for redemption will be selected as follows:

  •
  if the Notes are listed on any securities exchange, in compliance with the requirements of the securities exchange on which the Notes are then traded or if the Notes are held through the clearing systems, in compliance with the requirements of the applicable clearing systems; or

  •
  if the Notes are not listed on any securities exchange, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate.

       In any case in which the date of the payment of principal of, premium (if any) or interest on the Notes (including any payment to be made on any date fixed for redemption or purchase of any Note) is not a Business Day at a place of payment, then payment of principal, premium (if any) or interest need not be made on such date but may be made on the next succeeding Business Day in such place. Any payment made on such Business Day will have the same force and effect as if made on the date on which such payment is due, and no interest on the Notes will accrue for the period after such date.

Repurchase Upon Triggering Event

       If a Triggering Event occurs, unless we have exercised our right to redeem the Notes as described under the heading "— Tax Redemption" or under the heading "— Optional Redemption," we will be required to make an offer to repurchase all or, at the holder's option, any part (equal to US$200,000 or multiples of US$1,000 in excess thereof), of each holder's Notes pursuant to the offer described below (the "Triggering Event Offer"). In the Triggering Event Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but not including, the date of purchase (the "Triggering Event Payment").

       Within 30 days following a Triggering Event, we will be required to send a notice to holders of the Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the "Triggering Event Payment Date"), pursuant to the procedures required by the Notes and described in such notice.

       On the Triggering Event Payment Date, we will be required, to the extent lawful, to:

  •
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Triggering Event Offer;

  •
  deposit with the Paying Agent one Business Day prior to the Triggering Event Payment Date an amount of cash in U.S. dollars equal to the Triggering Event Payment in respect of all Notes or portions of Notes properly tendered at least three Business Days prior to the Triggering Event Payment Date; and

  •
  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officer's certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

       The Paying Agent will be required to promptly send to each holder who properly tendered Notes the purchase price for the Notes properly tendered, and the Trustee will be required to promptly authenticate and send (or cause to be transferred by book-entry) to each such holder a new Note equal in principal amount equal to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of US$200,000 or a multiple of US$1,000 in excess thereof (or, if less, the remaining principal amount thereof).

       We will not be required to make a Triggering Event Offer upon a Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Triggering Event Offer treating the date of such termination or default as though it were the date of the Triggering Event.

       We will comply with the requirements of Rule 14e-1 under the Exchange Act, to the extent applicable, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Triggering Event. To the extent that the provision of any such securities laws or regulations conflicts with the Triggering Event Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Triggering Event Offer provisions of the Notes by virtue of any such conflict.

       There can be no assurance that we will have sufficient funds available at the time of a Triggering Event to consummate a Triggering Event Offer for all Notes then outstanding (or all Notes properly tendered by the holders of the Notes) and pay the Triggering Event Payment. We may also be prohibited by terms of other indebtedness or agreements from repurchasing the Notes upon a Triggering Event, which would require us to repay the relevant indebtedness or terminate the relevant agreement before we can proceed with a Triggering Event Offer, and there can be no assurance that we will be able to effect such repayment or termination.

       "Triggering Event" means (A) any change in or amendment to the laws, regulations and rules of the PRC or the official interpretation or official application thereof ("Change in Law") that results in (x) the Group (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the Group (as in existence immediately prior to such Change in Law) as of the last date of the period described in our consolidated financial statements for the most recent fiscal quarter and (y) we being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the Group (as in existence immediately prior to such Change in Law) in the same manner as reflected in our consolidated financial statements for the most recent fiscal quarter prior to such Change in Law and (B) we have not furnished to the Trustee, prior to the date that is twelve months after the date of the Change in Law, an opinion from an independent financial advisor or an independent legal counsel stating either that (1) we are able to continue to derive substantially all of the economic benefits from the business operations conducted by the Group (as in existence immediately prior to such Change in Law), taken as a whole, as reflected in our consolidated financial statements for the most recent fiscal quarter prior to such Change in Law (including after giving effect to any corporate restructuring or reorganization plan of ours) or (2) such Change in Law would not materially adversely affect our ability to make principal and interest payments on the Notes when due.

       The definition of Triggering Event includes a phrase relating to operating "substantially all" or deriving "substantially all" of the economic benefits from, the business operations conducted by the Group. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the Notes as a result of a Triggering Event may be uncertain.

Tax Redemption

       The Notes may be redeemed at any time, at our option, in whole but not in part, upon notice as described below, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to, but not including, the date fixed for redemption, if (i) as a result of any change in, or amendment to, the laws or regulations of the Relevant Jurisdiction (or, in the case of Additional Amounts payable by a successor Person to us, the applicable Successor Jurisdiction (as defined below)), or any change in the official application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of the applicable Notes (or, in the case of Additional Amounts payable by a successor Person to us, the date on which such successor Person to us became such pursuant to the Indenture) (a "Tax Change"), we or any such successor Person to us is, or would be, obligated to pay Additional Amounts upon the next payment of principal, premium (if any) or interest in respect of the Notes and (ii) such obligation cannot be avoided by us or any such successor Person to us taking reasonable measures available to it, provided that changing our or such successor Person's jurisdiction of organization or tax residency is not a reasonable measure for purposes of this section.

       Prior to the giving of any notice of redemption of the Notes pursuant to the foregoing, we or any such successor Person to us shall deliver to the Trustee (i) a notice of such redemption election, (ii) an opinion of an independent legal counsel or an opinion of an independent tax consultant to the effect that we or any such successor Person to us is, or would become, obligated to pay such Additional Amounts as the result of a Tax Change and (iii) an officer's certificate from us or any such successor Person to us, stating that such amendment or change has occurred, describing the facts leading thereto and stating that such requirement cannot be avoided by us or any such successor Person to us taking reasonable measures available to it.

       Notice of such a redemption of the Notes shall be given to the holders of the Notes not less than 30 days nor more than 60 days prior to the date fixed for redemption. Notice having been given, the Notes shall become due and payable on the date fixed for redemption and will be paid at the redemption price, together with accrued and unpaid interest, if any, to, but not including, the date fixed for redemption, at the place or places of payment and in the manner specified in the Notes or the Indenture. From and after the redemption date, if moneys for the redemption of the Notes shall have been made available as provided in the Indenture for redemption on the redemption date, the Notes shall cease to bear interest, and the only right of the holders of the Notes shall be to receive payment of the redemption price and accrued and unpaid interest, if any, to, but not including, the date fixed for redemption.

Payment of Additional Amounts

       All payments of principal, premium and interest made by us in respect of the Notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature ("Taxes") imposed or levied by or within the Cayman Islands or the PRC (in each case, including any political subdivision or any authority therein or thereof having power to tax) (each, a "Relevant Jurisdiction"), unless such withholding or deduction of such Taxes is required by law. If we are required to make such withholding or deduction, we will pay such additional amounts ("Additional Amounts") as will result in receipt by each holder of the Notes of such amounts as would have been received by such holder had no such withholding or deduction of such Taxes been required, except that no such Additional Amounts shall be payable:

  (i)
  in respect of any such Taxes that would not have been imposed, deducted or withheld but for the existence of any connection (whether present or former) between the holder or beneficial owner of the Notes and the Relevant Jurisdiction other than merely holding the Notes or receiving principal, premium (if any) or interest in respect thereof (including such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein);

  (ii)
  in respect of any Note presented for payment (where presentation is required) more than 30 days after the relevant date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such 30-day period. For this purpose, the "relevant date" in relation to any Note means the later of (a) the due date for such payment or (b) the date such payment was made or duly provided for;

  (iii)
  in respect of any Taxes that would not have been imposed, deducted or withheld but for a failure of the holder or beneficial owner of any Note to comply with a timely request by us addressed to the holder or beneficial owner to provide information concerning such holder's or beneficial owner's nationality, residence, identity or connection with any Relevant Jurisdiction, if and to the extent that due and timely compliance with such request is required under the tax laws of such jurisdiction in order to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder;

  (iv)
  in respect of any Taxes imposed as a result of a Note being presented for payment (where presentation is required) in the Relevant Jurisdiction, unless such Note could not have been presented for payment elsewhere;

  (v)
  in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth, interest equalization or similar Taxes;

  (vi)
  to any holder of a Note that is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of a Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, or a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof;

  (vii)
  in respect of any such Taxes withheld or deducted from any payment under or with respect to any Note where such withholding or deduction is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing, amending or supplementing such Directive or any law implementing or complying with, or introduced in order to conform to, any such Directives;

  (viii)
  with respect to any withholding or deduction that is imposed in connection with Sections 1471-1474 of the U.S. Internal Revenue Code and U.S. Treasury regulations thereunder ("FATCA"), any intergovernmental agreement between the United States and any other jurisdiction implementing or relating to FATCA or any non-U.S. law, regulation or guidance enacted or issued with respect thereto;

  (ix)
  any such Taxes payable otherwise than by deduction or withholding from payments under or with respect to any Note; or

  (x)
  any combination of Taxes referred to in the preceding items (i) through (ix) above.

       In the event that any withholding or deduction for or on account of any Taxes is required and Additional Amounts are payable with respect thereto, at least 30 days prior to each date of payment of principal of, premium (if any) or interest on the Notes, we will furnish to the Trustee and the Paying Agent, if other than the Trustee, an officer's certificate specifying the amount required to be withheld or deducted on such payments to such holders, certifying that we shall pay such amounts required to be withheld to the appropriate governmental authority and certifying to the fact that the Additional Amounts will be payable and the amounts so payable to each holder, and that we will pay to the Trustee or such Paying Agent the Additional Amounts required to be paid; provided that no such officer's certificate will be required prior to any date of payment of principal of, premium (if any) or interest on the Notes if there has been no change with respect to the matters set forth in a prior officer's certificate. The Trustee and each Paying Agent may rely on the fact that any officer's certificate contemplated by this paragraph has not been furnished as evidence of the fact that no withholding or deduction for or on account of any Taxes is required. We covenant to indemnify the Trustee and any Paying Agent for and to hold them harmless against any loss, liability or expense reasonably incurred without fraudulent activity, gross negligence or willful misconduct on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any such officer's certificate furnished pursuant to this paragraph or on the fact that any officer's certificate contemplated by this paragraph has not been furnished.

       Whenever there is mentioned, in any context, the payment of principal, premium or interest in respect of any Note, such mention shall be deemed to include the payment of Additional Amounts provided for in the Indenture, to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the Indenture.

       The foregoing provisions shall apply in the same manner with respect to the jurisdiction in which any successor Person to us is organized or resident for tax purposes or any authority therein or thereof having the power to tax (a "Successor Jurisdiction"), substituting such Successor Jurisdiction for the Relevant Jurisdiction.

       Our obligation to make payments of Additional Amounts under the terms and conditions described above will survive any termination, defeasance or discharge of the Indenture.

Certain Covenants

       The Indenture contains covenants including, among others, the following:

Limitation on Liens

       The Company will not create or have outstanding, and we will ensure that none of our Principal Controlled Entities will create or have outstanding, any Lien upon the whole or any part of their respective present or future assets securing any Relevant Indebtedness, or create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness either of us or of any Principal Controlled Entity, without (i) at the same time or prior thereto securing or guaranteeing the Notes, as applicable, equally and ratably therewith or (ii) providing such other security or guarantees for the Notes as shall be approved by an act of the holders of the Notes holding at least a majority of the principal amount of the Notes then outstanding.

       The foregoing restriction will not apply to:

  (i)
  any Lien arising or already arisen automatically by operation of law which is timely discharged or disputed in good faith by appropriate proceedings;

  (ii)
  any Lien in respect of the obligations of any Person which becomes a Principal Controlled Entity or which merges with or into us or a Principal Controlled Entity after the date of the Indenture which is in existence at the date on which it becomes a Principal Controlled Entity or merges with or into us or a Principal Controlled Entity;

  (iii)
  any Lien created or outstanding in favor of us or any Lien created by any of our Controlled Entities in favor of any of our other Controlled Entities;

  (iv)
  any Lien in respect of Relevant Indebtedness of us or any Principal Controlled Entity with respect to which we or such Principal Controlled Entity has paid money or deposited money or securities with a fiscal agent, trustee or depository to pay or discharge in full the obligations of us or such Principal Controlled Entity in respect thereof (other than the obligation that such money or securities so paid or deposited, and the proceeds therefrom, be sufficient to pay or discharge such obligations in full);

  (v)
  any Lien created in connection with a project financed with, or created to secure, Non-recourse Obligations; or

  (vi)
  any Lien arising out of the refinancing, extension, renewal or refunding of any Relevant Indebtedness secured by any Lien permitted by the foregoing clause (ii), (v) or this clause (vi); provided that such Relevant Indebtedness is not increased beyond the principal amount thereof (together with the costs of such refinancing, extension, renewal or refunding, including any accrued interest and prepayment premiums or consent fees) and is not secured by any additional property or assets.

Consolidation, Merger and Sale of Assets

       We may not consolidate with or merge into any other Person in a transaction in which the Company is not the surviving entity, or convey, transfer or lease our properties and assets substantially as an entirety to, any Person unless:

  (i)
  any Person formed by such consolidation or into which we are merged or to whom we have conveyed, transferred or leased our properties and assets substantially as an entirety is a corporation, partnership, trust or other entity validly existing under the laws of the British Virgin Islands, the Cayman Islands, the PRC or Hong Kong and such Person expressly assumes by an indenture supplemental to the Indenture all of the Company's obligations under the Indenture and the Notes, including the obligation to pay Additional Amounts with respect to any jurisdiction in which it is organized or resident for tax purposes;

  (ii)
  immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

  (iii)
  the Company shall have delivered to the Trustee an officer's certificate and an opinion of independent legal counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Open Market Purchases

       We or any of our Controlled Entities may, in accordance with all applicable laws and regulations, at any time purchase the Notes in the open market or otherwise at any price, so long as such purchase does not otherwise violate the terms of the Indenture. The Notes so purchased, while held by or on behalf of us or any of our Controlled Entities, shall not be deemed to be outstanding for the purposes of determining whether the holders of the requisite principal amount of outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder.

Modification and Waiver

       The Indenture contains provisions permitting us and the Trustee, without the consent of the holders of a series of Notes, to execute supplemental indentures for certain enumerated purposes in the Indenture and, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes of such series then outstanding, to add, change, eliminate or modify in any way the provisions of the Indenture or to change or modify in any manner the rights of the holders of the Notes. The Trustee and we may not, however, without the consent of each holder of such series of Notes:

  (i)
  change the Stated Maturity of such Notes;

  (ii)
  reduce the principal amount of, payments of interest on or stated time for payment of interest on such Notes;

  (iii)
  change any obligation of ours to pay Additional Amounts with respect to such Notes;

  (iv)
  change the currency of payment of the principal of, premium (if any) or interest on such Notes;

  (v)
  impair the right to institute suit for the enforcement of any payment due on or with respect to such Notes;

  (vi)
  reduce the above stated percentage of outstanding Notes of such series necessary to modify or amend the Indenture;

  (vii)
  reduce the percentage of the aggregate principal amount of outstanding Notes of such series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

  (viii)
  modify the provisions of the Indenture with respect to modification and waiver;

  (ix)
  amend, change or modify any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the holders of such series of Notes; or

  (x)
  reduce the amount of the premium payable upon the redemption or repurchase any of such series of Notes or change the time at which any of the Notes of such series may be redeemed or repurchased as described above under "— Optional Redemption," "— Tax Redemption" or "— Repurchase Upon Triggering Event" (except through amendments to the definition of "Triggering Event").

       The holders of not less than a majority in principal amount of the Notes of a series may on behalf of all holders of the Notes of such series waive any existing or past Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default (i) in the payment of principal of, premium (if any) or interest on (or Additional Amount payable in respect of), the Notes of such series then outstanding, in which event the consent of all holders of the Notes of such series then outstanding affected thereby is required, or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of each holder of the Notes of such series then outstanding affected thereby. Any such waivers will be conclusive and binding on all holders of the Notes of such series, whether or not they have given consent to such waivers, and on all future holders of Notes of such series, whether or not notation of such waivers is made upon the Notes of such series. Any instrument given by or on behalf of the Notes of such series in connection with any consent to any such waiver will be irrevocable once given and will be conclusive and binding on all subsequent holders of the Notes of such series.

       Notwithstanding the foregoing, without the consent of any holder of the Notes of such series, the Trustee and we may amend the Indenture and the Notes of such series to, among other things:

  (i)
  cure any ambiguity, omission, defect or inconsistency contained in the Indenture; provided, however, that such amendment does not materially and adversely affect the rights of holders of such series of Notes;

  (ii)
  evidence the succession of another corporation, partnership, trust or other entity to the Company in accordance with the terms described under "— Certain Covenants — Consolidation, Merger and Sale of Assets," or successive successions, and the assumption by such successor of the covenants and obligations of the Company contained in such series of Notes and in the Indenture;

  (iii)
  comply with the rules of any applicable depositary;

  (iv)
  secure such series of Notes;

  (v)
  add to the covenants and agreements of the Company and to add Events of Default, in each case, for the protection or benefit of the holders of such series of Notes, or to surrender any right or power herein conferred upon the Company;

  (vi)
  make any change in such series Notes that does not adversely affect the legal rights under the Indenture of any holder of the Notes in any material respect;

  (vii)
  evidence and provide for the acceptance of an appointment under the Indenture of a successor Trustee; provided that the successor Trustee is otherwise qualified and eligible to act as such under the terms thereof;

  (viii)
  conform the text of the Indenture or such series of Notes to any provision of this "Description of the Notes" to the extent that such provision in this prospectus was intended to be a verbatim recitation of a provision of the Indenture or Notes as evidenced by an officer's certificate;

  (ix)
  make any amendment to the provisions of the Indenture relating to the transfer and legending of such series of Notes as permitted by the Indenture, including, but not limited to, facilitating the issuance and administration of such series of Notes or, if incurred in compliance with the Indenture, Additional Notes;

  (x)
  provided, however, that (A) compliance with the Indenture as so amended would not result in such series of Notes being transferred in violation of the Securities Act or any applicable securities law and (B) such amendment does not materially and adversely affect the rights of holders to transfer the Notes of such series;

  (xi)
  make any amendment to the Indenture necessary to qualify the Indenture under the Trust Indenture Act;

  (xii)
  establish the form and terms of and to provide for the issuance of any Additional Notes permitted under the Indenture; and

  (xiii)
  add guarantors or co-obligors with respect to the Notes of such series (including in connection with the "— Certain Covenants — Limitations on Liens" provisions above).

       The consent of the holders of the Notes of such series is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any holder given in connection with a tender of such holder's Notes of such series will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective, we are required to give to the holders of such series of Notes a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment, supplement or waiver.

Payments for Consent

       We will not, and will not permit any of our Controlled Entities to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes of such series for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes of such series unless such consideration is offered to be paid and is paid to all holders of the relevant Notes of such series that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

       Each of the following will be defined as an "Event of Default" under the Indenture with respect to the applicable series of Notes:

  (i)
  failure to pay principal or premium in respect of the Notes when due and payable (whether at Stated Maturity or upon repurchase, acceleration, redemption or otherwise);

  (ii)
  failure to pay interest on the Notes (including any additional interest) within 30 days after the such interest becomes due and payable;

  (iii)
  default in the performance of or breach our obligations under the "— Certain Covenants — Consolidation, Merger and Sale of Assets" covenant;

  (iv)
  default in the performance of or breach any covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (i), (ii) or (iii) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Notes;

  (v)
  the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of us or any Principal Controlled Entity in an involuntary case or proceeding under any applicable bankruptcy, insolvency or other similar law or (ii) a decree or order adjudging us or any Principal Controlled Entity bankrupt or insolvent, or approving as final and nonappealable a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of us or any Principal Controlled Entity under any applicable bankruptcy, insolvency or other similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of us or any Principal Controlled Entity or of any substantial part of their respective property, or ordering the winding up or liquidation of their respective affairs (or any similar relief granted under any foreign laws), and in any such case the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive calendar days;

  (vi)
  the commencement by us or any Principal Controlled Entity of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency or other similar law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by us or any Principal Controlled Entity to the entry of a decree or order for relief in respect of us or any Principal Controlled Entity in an involuntary case or proceeding under any applicable bankruptcy, insolvency or other similar law or the commencement of any bankruptcy or insolvency case or proceeding against us or any Principal Controlled Entity, or the filing by us or any Principal Controlled Entity of a petition or answer or consent seeking reorganization or relief with respect to us or any Principal Controlled Entity under any applicable bankruptcy, insolvency or other similar law, or the consent by us or any Principal Controlled Entity to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of us or any Principal Controlled Entity or of any substantial part of their respective property pursuant to any such law, or the making by us or any Principal Controlled Entity of a general assignment for the benefit of creditors in respect of any indebtedness as a result of an inability to pay such indebtedness as it becomes due, or the admission by us or any Principal Controlled Entity in writing of our inability to pay our debts generally as they become due, or the taking of corporate action by us or any Principal Controlled Entity that resolves to commence any such action; and

  (vii)
  the Notes or the Indenture is or becomes or is claimed by us to be unenforceable, invalid or ceases to be in full force and effect other than is permitted by the Indenture.

       However, a default under clause (iv) of the preceding paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the then outstanding Notes of such series provide written notice to us of the default and we do not cure such default within the time specified in clause (iv) of the preceding paragraph after receipt of such written notice.

       If an Event of Default (other than an Event of Default described in clauses (v) or (vi) above) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of such series then outstanding by written notice may declare the unpaid principal amount of the Notes of such series and any accrued and unpaid interest thereon (and any Additional Amount payable in respect thereof) to be due and payable immediately upon receipt of such notice. If an Event of Default described in clauses (v) or (vi) above shall occur, the unpaid principal amount of all the Notes then outstanding and any accrued and unpaid interest thereon will automatically, and without any declaration or other action by the Trustee or any holder of the Notes, become immediately due and payable. After a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of at least a majority in aggregate principal amount of the Notes of such series may, under certain circumstances, waive all past defaults and rescind and annul such acceleration if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all Events of Default, other than the non-payment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. For information as to waiver of defaults, see "— Modification and Waiver."

       Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of the trusts or powers vested in it by the Indenture at the request, order or direction of any of the holders of Notes, unless such holders shall have offered to the Trustee pre-funding, security and/or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby. Subject to certain provisions, including those requiring pre-funding, security and/or indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. No holder of the Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or the Notes, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes of such series, (ii) the holders of at least 25% in aggregate principal amount of the Notes of such series then outstanding have made written request to the Trustee to institute such proceeding, (iii) such holder or holders have offered pre-funding, security and/or indemnity satisfactory to the Trustee and (iv) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Notes of such series then outstanding a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of the right to receive payment of the principal of, premium (if any) or interest on the Notes on or after the applicable due date specified in the Notes.

Satisfaction and Discharge

       The Indenture will be discharged and will cease to be of further effect with respect to Notes of any series when:

  (1)
  either:

  (a)
  all Notes of such series that have been authenticated, except lost, stolen or destroyed Notes of such series that have been replaced or paid and Notes of such series for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and we have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes of such series, cash in U.S. dollars, U.S. Government Obligations, or a combination of cash in U.S. dollars and U.S. Government Obligations, in amounts as will be sufficient (in the case of a deposit not entirely in cash, in the opinion of an internationally recognized investment bank, appraisal firm or firm of independent public accountants), without consideration of any reinvestment of interest, to pay and discharge the entire outstanding amount of the Notes of such series not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default under the Indenture has occurred and is continuing with respect to the Notes of such series on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (3)
  we have paid or caused to be paid all sums payable by us under the Indenture with respect to the Notes of such series; and

  (4)
  we have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes of such series at maturity or the redemption date, as the case may be.

       In addition, we must deliver an officer's certificate and an opinion of independent legal counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Legal Defeasance and Covenant Defeasance

       The Indenture will provide that we may at our option and at any time elect to have all of our obligations discharged with respect to the Notes of a series ("Legal Defeasance") except for:

  (1)
  the rights of holders of the Notes of such series that are then outstanding to receive payments in respect of the principal of, or interest or premium on the Notes of such series when such payments are due from the trust referred to below;

  (2)
  our obligations with respect to the Notes of such series concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and our obligations in connection therewith; and

  (4)
  the Legal Defeasance and Covenant Defeasance (as defined below) provisions of the Indenture.

       The Indenture will provide that, we may, at our option and at any time, elect to have our obligations with respect to the outstanding Notes of such series with respect to certain covenants (including our obligations under the headings "— Certain Covenants — Limitation on Liens," "— Certain Covenants — Consolidation, Merger and Sale of Assets" and "— Payments for Consents") that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption "— Events of Default" will no longer constitute an Event of Default.

       The Indenture will also provide that, in order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes subject to Legal Defeasance or Covenant Defeasance, cash in U.S. dollars, U.S. Government Obligations, or a combination of cash in U.S. dollars and U.S. Government Obligations, in amounts as will be sufficient (in the case of a deposit not entirely in cash, in the opinion of an internationally recognized investment bank, appraisal firm or firm of independent public accountants) to pay the principal of, or interest and premium on the Notes that are then outstanding on the Stated Maturity or on the applicable redemption date, as the case may be, and we must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, we must deliver to the Trustee an opinion of independent legal counsel reasonably acceptable to the Trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent legal counsel will confirm that, the holder of the then outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, we must deliver to the Trustee an opinion of independent legal counsel reasonably acceptable to the Trustee confirming that the holders of the then outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default with respect to the Notes must have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (5)
  we must deliver to the Trustee an officer's certificate stating that the deposit was not made by us with the intent of preferring the holders of the Notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

  (6)
  we must deliver to the Trustee an officer's certificate and an opinion of independent legal counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

No Sinking Fund

       The Notes will not be subject to, nor entitled to the benefit of, any sinking fund.

Transfer

       The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Book-Entry; Delivery and Form

       The Notes will be represented by one or more global notes in registered, global form without interest coupons, which we refer to in this prospectus as the "Global Exchange Note". The Global Note will initially be deposited upon issuance with The Bank of New York Mellon as custodian for The Depository Trust Company, or "DTC," in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "— Exchange of Global Notes for Certificated Notes."

       In addition, transfer of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. The Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Certain Book-entry Procedures for the Global Notes

       The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. None of us, the Trustee or the exchange agent takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

       DTC has advised us that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York State Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, or indirect participants that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

       We expect that pursuant to procedures established by DTC (i) upon deposit of each Global Exchange Note, DTC will credit the accounts of participants designated by the initial purchasers with an interest in the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

       The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a Person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

       So long as DTC or its nominee is the registered owner of a Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or such Global Exchange Note. We understand that under existing industry practice, in the event that we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. None of us or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Notes.

       Payments with respect to the principal or premium, if any, and interest on any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, none of us or the Trustee or the exchange agent has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

       Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the Notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

       Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

       Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us or the Trustee or the exchange agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange Agent and Registrar for the Notes

       The Bank of New York Mellon will initially act as exchange agent and registrar. We may change the exchange agent or registrar without prior notice to the holders of the Outstanding Notes or the Notes, and we or any of our Subsidiaries may act as exchange agent or registrar.

Transfer and Exchange

       A holder may transfer Outstanding Notes and the Notes or exchange Outstanding Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption. See "— Book-Entry; Delivery and Form" above for additional information.

Exchange of Global Notes for Certificated Notes

       A Global Note is exchangeable for definitive Notes in registered certificated form, or "Certificated Notes," if:

         (1)   DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

         (2)   we, at our option, notify the Trustee that we elect to cause the issuance of the Certificated Notes; or

         (3)   there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in the Indenture, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

       Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes and written instructions directing the Trustee to reflect the increase the amount of Notes represented by the Global Notes on its books.

The Trustee

       The Trustee under the Indenture is The Bank of New York Mellon. Pursuant to the Indenture, The Bank of New York Mellon be designated by us as the initial paying and transfer agent and registrar (together, the "Agents") for the Notes. The corporate trust office of the Trustee is currently located at 101 Barclay Street, Floor 4-E, New York, NY 10286, United States of America.

       The Indenture provides that the Trustee, except during the continuance of an Event of Default, undertakes to perform such duties and only such duties as are specifically set forth therein. If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

       Whenever the Trustee shall have discretion or permissive power in accordance with the Indenture or the law, the Trustee may decline to exercise the same in the absence of approval by the holders and shall have no obligation to exercise the same unless it has received pre-funding, been indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims, actions or demands to which it may render itself liable and all costs, damages, charges, expenses and liabilities which it may incur by so doing. Neither the Trustee nor any of the Agents shall in any event be responsible for indirect, special, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit, whether or not foreseeable, even if advised of the possibility of such loss of damage and regardless of the form of action).

       Subject to the terms of the Indenture and the Trust Indenture Act, the Trustee is permitted to engage in other transactions with the Company and its affiliates and can profit therefrom without being obliged to account for such profit; and the Trustee shall not be under any obligation to monitor any conflict of interest, if any, which may arise between itself and such other parties. The Trustee may have interest in, or may be providing, or may in the future provide financial services to other parties.

No Personal Liability of Directors, Officers, Employees and Stockholders

       No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the U.S. Securities and Exchange Commission that such a waiver is against public policy.

Currency Indemnity

       To the fullest extent permitted by law, our obligations to any holder of Notes under the Indenture shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than U.S. dollars (the "Agreement Currency"), be discharged only to the extent that on the Business Day following receipt by such holder or the Trustee, as the case may be, of any amount in the Judgment Currency, such holder or the Trustee, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the amount originally to be paid to such holder or the Trustee, as the case may be, in the Agreement Currency, we agree, as a separate obligation and notwithstanding such judgment, to pay the difference and if the amount of the Agreement Currency so purchased exceeds the amount originally to be paid to such holder, such holder or the Trustee, as the case may be, agrees to pay to or for our account such excess, provided that such holder shall not have any obligation to pay any such excess as long as a default by us in our obligations under the Indenture or the Notes of the applicable series has occurred and is continuing, in which case such excess may be applied by such holder to such obligations.

Governing Law and Consent to Jurisdiction

       The Indenture and the Notes will be governed by and will be construed in accordance with the laws of the State of New York.

       We have agreed that any action arising out of or based upon the Indenture may be instituted in any U.S. federal or New York State court located in the Borough of Manhattan, The City of New York, and have irrevocably submitted to the non-exclusive jurisdiction of any such court in any such action. We have appointed Corporation Service Company as our agent upon which process may be served in any such action.

       We have agreed that, to the extent that we are or become entitled to any sovereign or other immunity, we will waive such immunity in respect of our obligations under the Indenture and the Notes.

Certain Definitions

       Set forth below are definitions of certain of the terms used herein. Additional terms are defined elsewhere above or in the Indenture.

       "Business Day" means a Monday, Tuesday, Wednesday, Thursday or Friday, unless banking institutions or trust companies in The City of New York, Hong Kong or Beijing are authorized or obligated by law, regulation or executive order to remain closed on such day.

       "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Shares and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

       "Company" means Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

       "Consolidated Affiliated Entity" of any Person means any corporation, association or other entity which is or is required to be consolidated with such Person under Accounting Standards Codification subtopic 810-10, Consolidation: Overall (including any changes, amendments or supplements thereto) or, if such Person prepares its financial statements in accordance with accounting principles other than U.S. GAAP, the equivalent of Accounting Standards Codification subtopic 810-10, Consolidation: Overall under such accounting principles. Unless otherwise specified herein, each reference to a Consolidated Affiliated Entity will refer to a Consolidated Affiliated Entity of ours.

       "Controlled Entity" of any Person means a Subsidiary or a Consolidated Affiliated Entity of such Person.

       "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

       "Group" means the Company and our Controlled Entities.

       "holder" in relation to a Note, means the Person in whose name a Note is registered in the security register for the registration and the registration of transfer or of exchange of the Notes.

       "Lien" means any mortgage, charge, pledge, lien or other form of encumbrance or security interest.

       "Non-recourse Obligation" means indebtedness or other obligations substantially related to (1) the acquisition of assets not previously owned by us or any of our Controlled Entities or (2) the financing of a project involving the purchase, development, improvement or expansion of properties of ours or any of our Controlled Entities, as to which the obligee with respect to such indebtedness or obligation has no recourse to us or any of our Controlled Entities of ours or to our or any such Controlled Entity's assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

       "Paying Agent" means The Bank of New York Mellon or its successor as paying agent under the Indenture.

       "Person" means any individual, corporation, firm, limited liability company, partnership, joint venture, undertaking, association, joint stock company, trust, unincorporated organization, trust, state, government or any agency or political subdivision thereof or any other entity (in each case whether or not being a separate legal entity).

       "PRC" means the People's Republic of China.

       "Preferred Shares," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

       "Principal Controlled Entities" at any time shall mean one of our Controlled Entities

  (i)
  as to which one or more of the following conditions is/are satisfied:

  (a)
  its total revenue or (in the case of one of our Controlled Entities which has one or more Controlled Entities) consolidated total revenue attributable to the Group is at least 5% of the Group's consolidated total revenue;

  (b)
  its net profit or (in the case of one of our Controlled Entities which has one or more Controlled Entities) consolidated net profit attributable to the Group (in each case before taxation and exceptional items) is at least 5% of the Group's consolidated net profit (before taxation and exceptional items); or

  (c)
  its net assets or (in the case of one of our Controlled Entities which has one or more Controlled Entities) consolidated net assets attributable to the Group (in each case after deducting minority interests in Subsidiaries) are at least 10% of the Group's consolidated net assets (after deducting minority interests in Subsidiaries of the Company);

  all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of our Controlled Entity and our then latest audited consolidated financial statements;

  provided that, in relation to paragraphs (a), (b) and (c) above:

    (1)
    in the case of a corporation or other business entity becoming a Controlled Entity after the end of the financial period to which our latest consolidated audited accounts relate, the reference to our then latest consolidated audited accounts and our Controlled Entities for the purposes of the calculation above shall, until our consolidated audited accounts for the financial period in which the relevant corporation or other business entity becomes a Controlled Entity are issued, be deemed to be a reference to the then latest consolidated audited accounts of us and our Controlled Entities adjusted to consolidate the latest audited accounts (consolidated in the case of a Controlled Entity which itself has Controlled Entities) of such Controlled Entity in such accounts;

    (2)
    if at any relevant time in relation to us or any Controlled Entity which itself has Controlled Entities, no consolidated accounts are prepared and audited, total revenue, net profit or net assets of us and/or any such Controlled Entity shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by or on behalf of us;

    (3)
    if at any relevant time in relation to any Controlled Entity, no accounts are audited, its net assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Controlled Entity prepared for this purpose by or on behalf of us; and

    (4)
    if the accounts of any Controlled Entity (not being a Controlled Entity referred to in proviso (1) above) are not consolidated with our accounts, then the determination of whether or not such Controlled Entity is a Principal Controlled Entity shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with our consolidated accounts (determined on the basis of the foregoing); or

  (ii)
  that Principal Controlled Entity merges with or into, or to which is transferred all or substantially all of the assets of a Controlled Entity which immediately prior to the transfer was a Principal Controlled Entity; provided that, with effect from such transfer, the Controlled Entity which so transfers its assets and undertakings shall cease to be a Principal Controlled Entity (but without prejudice to paragraph (i) above) and the Controlled Entity to which the assets are so transferred shall become a Principal Controlled Entity.

       An officer's certificate delivered to the Trustee certifying in good faith as to whether or not a Controlled Entity is a Principal Controlled Entity shall be conclusive in the absence of manifest error.

       "Relevant Indebtedness" means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, or other securities which for the time being are, or are intended to be or are commonly, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market, but shall exclude any bank debt, bank loans or securitizations.

       "Stated Maturity" means, when used with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which the principal (or any portion thereof) of or premium, if any, on such debt security or such installment of interest is due and payable, as amended, restated, modified or refinanced from time to time.

       "Subsidiary" of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), voting at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

       "Trustee" means The Bank of New York Mellon or its successor as trustee under the Indenture.

       "U.S. GAAP" refers to generally accepted accounting principles in the United States of America.

       "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

TAXATION

       This summary is based on the laws of the Cayman Islands, Hong Kong, PRC, the European Union and the United States in effect on the date of this prospectus, which are subject to changes (or changes in interpretation), possibly with retroactive effect. The summary does not address any aspects of the Cayman Islands taxation other than income taxation, capital taxation, stamp duty and estate taxation. Prospective investors are urged to consult their tax advisors regarding the tax consequences of owning and disposing of our Notes.

Cayman Islands Taxation

       The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company.

       Payments of interest and principal on the Notes will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal to any holder of the Notes, nor will gains derived from the disposal of the Notes be subject to Cayman Islands income or corporation tax. No stamp duty is payable in respect of the issue of the Notes. An instrument of transfer in respect of a Note will be stampable if executed in or brought into the Cayman Islands.

Hong Kong Taxation

  Withholding tax

       No withholding tax in Hong Kong is payable on payments of principal or interest with respect to the Notes or in respect of any capital gains arising from the sale of the Notes.

  Profits tax

       Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong with respect to assessable profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets).

       Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the "Inland Revenue Ordinance") as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal or redemption of the Notes where such sale, disposal or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

       Interest on the Notes will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

  (a)
  a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

  (b)
  a corporation carrying on a trade, profession or business in Hong Kong and where the interest is derived from Hong Kong; or

  (c)
  a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is with respect to the funds of the trade, profession or business and where the interest is derived from Hong Kong.

  Stamp duty

       No Hong Kong stamp duty will be chargeable upon the issue, or subsequent transfer of the Notes (for so long as the register of holders of the Notes is maintained outside Hong Kong).

People's Republic of China Taxation

Regulation on PRC Income Tax

       Under the EIT Law and its implementation rules, enterprises established outside the PRC whose "de facto management bodies" are located in the PRC are considered as "resident enterprises" for PRC tax purposes. The implementation rules define the term "de facto management body" as a management body that exercises full and substantial control and management over the manufacturing and business operation, personnel, accounting and properties of an enterprise.

       In April 2009, the State Administration of Taxation issued a circular that sets out the standards and procedures for recognizing the location of the "de facto management body" of an enterprise that is registered and incorporated under the laws of a foreign country or territory outside of the PRC and that has Chinese enterprises or Chinese enterprise groups as its primary controlling investors, or a Chinese funded enterprise. Under the circular, a Chinese funded enterprise is considered as a resident enterprise if all of the following apply: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

       We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and our offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC "resident enterprise" by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and our offshore subsidiaries should not be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" were deemed applicable to us.

       Our PRC counsel, Fangda Partners, has advised us that if we are deemed to be a PRC resident enterprise for corporate income tax purposes, among other things, we would be subject to the PRC corporate income tax at the rate of 25% on our worldwide income. Furthermore, we would be obligated to withhold PRC income tax of 7% on payments of interest on the Notes made to investors that are non-resident enterprises located in Hong Kong if such Hong Kong investor is a beneficial owner under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or generally 10% on payments of interest on the Notes made to investors that are non-resident enterprises located outside Hong Kong, because the interest would be regarded as being derived from sources within the PRC. In addition, if the Company fails to do so, it may be subject to fines and other penalties. Similarly, any gain realized by such non-resident enterprise investors from the transfer of the Notes would be regarded as being derived from sources within the PRC and accordingly would be subject to a 10% PRC withholding tax.

Regulations on PRC Business Tax

       Under the Business Tax Regulation and its implementation rules, any gain realized from the transfer of financial products to a PRC entity or individual by the holder of such financial products would be subject to a business tax at the current rate of 5%. The debt instruments are regarded as financial products under the

PRC business tax regulations. An individual holder who transfers financial products is currently exempted from the PRC business tax on any gain that such holder obtains from such transfer.

Material United States Federal Income Tax Considerations

       The exchange of the Outstanding Notes for the Notes pursuant to the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of a Note, the holding period of such Note will include the holding period of the Outstanding Note exchanged therefor and the basis of such Note will be the same as the basis of the Outstanding Note immediately before the exchange. In any event, persons considering the exchange of the Outstanding Notes for the Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

In any event, persons considering the exchange of Outstanding Notes for the Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

       The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

       Each broker-dealer that receives Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer and so notifies us, or causes us to be so notified in writing, we have agreed that a period of 180 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

       We will not receive any proceeds from any sale of Notes by broker-dealers. Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Notes. Any broker-dealer that resells Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

       We have agreed to pay certain expenses incident to the exchange offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the Outstanding Notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

Selling Restrictions

       An application will be made to the SEHK for listing of, and permission to deal in, the Notes by way of debt issues to professional investors only. Listing of the Notes on the SEHK is not to be taken as an indication of the merits of the Notes or the Company.

European Economic Area

       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer of the Notes which are the subject of the offering contemplated by this prospectus may not be made to the public in that Relevant Member State other than in any circumstances falling within Article 3 of the Prospectus Directive, provided that no such offer of Notes shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

       For the purposes of this provision, the expression an "offer of Notes to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

       No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with the issue or sale of any Notes may be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA must be complied with respect to anything done or to be done in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

       The Notes are only available in Hong Kong or to persons resident in Hong Kong who are (a) "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) acquiring the Notes in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. We have not issued or had in our possession for the purpose of issue, and will not issue or have in our possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

       The Notes offered in this prospectus have not been registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "Financial Instruments and Exchange Act"). The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and (ii) in compliance with any other applicable requirements of Japanese law.

PRC

       This prospectus does not constitute a public offer of the Notes, whether by way of sale or subscription, in the PRC. Other than to qualified domestic institutional investors in the PRC, the Notes are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC.

Singapore

       This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

       Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

  (1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (2)
  where no consideration is or will be given for the transfer;

  (3)
  where the transfer is by operation of law;

  (4)
  as specified in Section 276(7) of the SFA; or

  (5)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

       The validity of the Notes will be passed upon for us by Simpson Thacher & Bartlett LLP and Maples and Calder. Certain matters of Cayman Islands law will be passed upon for us by Maples and Calder. Certain matters of PRC law will be passed upon for the Company by Fangda Partners. Simpson Thacher & Bartlett LLP and Maples and Calder may rely upon Fangda Partners with respect to matters governed by PRC law.

 EXPERTS

       The consolidated financial statements of Alibaba Group Holding Limited as of March 31, 2014 and 2015 and for each of the three years in the period ended March 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the information reporting requirements of Section 13(a) Exchange Act and, in accordance therewith, file reports and other information with the SEC. We file annual reports on Form 20-F, which commencing with our annual report on Form 20-F for the year ended March 31, 2015, included annual audited consolidated financial statements prepared in accordance with US GAAP, as well as reports on Form 6-K containing our quarterly unaudited consolidated financial statements prepared in accordance with US GAAP and certain other information. These reports and other information can be inspected and copied at the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 and at the regional office of the SEC located at 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549, and its public reference facility in Chicago, Illinois. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov). We also post our annual and periodic filings on our website www.alibabagroup.com.

       We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the Notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. We have omitted certain items from the prospectus as permitted by the rules and regulations of the SEC. For more information with respect to us and the Notes, refer to the registration statement, including the accompanying exhibits, financial statements, schedules and notes. You may inspect the registration statement without charge at the principal office of the SEC in Washington, D.C. and copies of all or part of it may be obtained from the SEC upon payment of the prescribed fee. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. The exhibits accompanying any document referred to in this prospectus are essential for a more complete description of the matter involved.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

       We incorporate by reference certain information we previously filed or will file with the SEC. The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

       We incorporate by reference the documents listed below:

  •
  Our annual report on Form 20-F for the fiscal year ended March 31, 2015 (except for our consolidated financial statements as of March 31, 2014 and 2015 and for each of the three years in the period ended March 31, 2015 which are included within this prospectus);

  •
  the report on Form 6-K that we will furnish to the SEC with the earnings announcement for the fiscal quarter ended September 30, 2015, to the extent indicated therein; and

  •
  any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the exchange offer that are identified in such reports as being incorporated by reference in this prospectus.

       Reports and other information that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the termination of the exchange offering hereunder will also be deemed incorporated by reference hereunder, including any reports or amended reports on Forms 40-F, 20-F, 10-K and 10-Q. In addition, any current reports on Form 6-K furnished to the SEC from the date of this prospectus until the termination of the exchange offering hereunder will be deemed incorporated by reference hereunder only to the extent indicated on the cover page thereof. See "Where You Can Find Additional Information" elsewhere in this prospectus on how to access these documents and information.

GENERAL INFORMATION

Consents

       We have obtained all necessary consents, approvals and authorizations in connection with the issue and performance of the Notes. The entering into of the indenture governing the Notes and the issue of the Notes have been authorized by resolutions of our board of directors dated November 3, 2014 and October 27, 2015.

Litigation

       Except as disclosed in this prospectus, there are no legal or arbitration proceedings against or affecting us, any of our subsidiaries or any of our assets, nor are we aware of any pending or threatened proceedings, which are or might be material in the context of this issue of the Notes.

No Material Adverse Change

       There has been no adverse change, or any development reasonably likely to involve an adverse change, in the condition (financial or otherwise) of our general affairs since June 30, 2015 that is material in the context of the issue of the Notes.

Documents Available

       Our audited consolidated financial statements included in this prospectus and the indenture governing the Notes have been publicly filed on the EDGAR system of the U.S. Securities and Exchange Commission. Please refer to the section titled "Where You Can Find Additional Information" and "Incorporation of Certain Information by Reference" included elsewhere in this prospectus for information on how to access those documents and information.

Clearing System and Settlement

       The Notes will be cleared through the facilities of DTC, Euroclear and Clearstream.

       Certain trading information with respect to the Notes and the Outstanding Notes is set forth below.

	CUSIP	ISIN	Common Code
2017 Floating Rate Notes	01609W AG7	US01609WAG78	131516665
2017 Fixed Rate Notes	01609W AE2	US01609WAE21	131516479
2019 Fixed Rate Notes	01609W AC6	US01609WAC64	114117323
2021 Fixed Rate Notes	01609W AP7	US01609WAP77	131515901
2024 Fixed Rate Notes	01609W AQ5	US01609WAQ50	131516258
2034 Fixed Rate Notes	01609W AR3	US01609WAR34	131516398
Outstanding Rule 144A Notes
2017 Outstanding Floating Rate Notes	01609W AF9	US01609WAF95	114446696
2017 Outstanding Fixed Rate Notes	01609W AD4	US01609WAD48	114446602
2019 Outstanding Fixed Rate Notes	01609W AB8	US01609WAB81	114117218
2021 Outstanding Fixed Rate Notes	01609W AA0	US01609WAA09	114047040
2024 Outstanding Fixed Rate Notes	01609W AH5	US01609WAH51	114337471
2034 Outstanding Fixed Rate Notes	01609W AJ1	US01609WAJ18	114338184
Outstanding Regulation S Notes
2017 Outstanding Floating Rate Notes	G01719 AD8	USG01719AD80	114446700
2017 Outstanding Fixed Rate Notes	G01719 AC0	USG01719AC08	114446653
2019 Outstanding Fixed Rate Notes	G01719 AB2	USG01719AB25	114117498
2021 Outstanding Fixed Rate Notes	G01719 AA4	USG01719AA42	114047104
2024 Outstanding Fixed Rate Notes	G01719 AE6	USG01719AE63	114338826
2034 Outstanding Fixed Rate Notes	G01719 AF3	USG01719AF39	114339989

       Only Notes evidenced by a Global Note have been accepted for clearance through DTC, Euroclear and Clearstream.

Listing of the Notes

       An application will be made to the SEHK for the listing of and permission to deal in the Notes by way of debt issues to professional investors only. No assurance is made that the application to the SEHK will be approved. The offering and settlement of the Notes are not conditioned on obtaining such listing. Listing of the Notes on the SEHK is conditional upon satisfaction of the requirements thereof. For so long as any of the Notes are listed on the SEHK and the rules of the SEHK so require, such Notes will be traded, whether on the SEHK or otherwise, in a minimum board lot size of US$200,000.

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the "Company") at March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, June 25, 2015

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2013	2014	2015
		RMB	RMB	RMB	US$
					(Note 2(ag))
		(in millions, except per share data)
	Notes
Revenue	5	34,517	52,504	76,204	12,293
Cost of revenue	22	(9,719)	(13,369)	(23,834)	(3,845)
Product development expenses	22	(3,753)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses		(3,613)	(4,545)	(8,513)	(1,373)
General and administrative expenses	9, 22	(2,889)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	16	(130)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	16, 17	(175)	(44)	(175)	(28)
Yahoo TIPLA amendment payment	4(d), 22	(3,487)	—	—	—

Income from operations		10,751	24,920	23,135	3,732
Interest and investment income, net		39	1,648	9,455	1,525
Interest expense		(1,572)	(2,195)	(2,750)	(443)
Other income, net	6, 22	894	2,429	2,486	401

Income before income tax and share of results of equity investees		10,112	26,802	32,326	5,215
Income tax expenses	7	(1,457)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	14	(6)	(203)	(1,590)	(257)

Net income		8,649	23,403	24,320	3,923
Net income attributable to noncontrolling interests		(117)	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited		8,532	23,315	24,261	3,914
Accretion of Convertible Preference Shares	4(d)	(17)	(31)	(15)	(2)
Dividends accrued on Convertible Preference Shares	4(d)	(111)	(208)	(97)	(16)

Net income attributable to ordinary shareholders		8,404	23,076	24,149	3,896

Earnings per share/ADS attributable to ordinary shareholders	10
Basic		3.66	10.61	10.33	1.67
Diluted		3.57	10.00	9.70	1.56
Weighted average number of share/ADS used in computing earnings per share/ADS (million share)	10
Basic		2,294	2,175	2,337	2,337
Diluted		2,389	2,332	2,500	2,500

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Net income	8,649	23,403	24,320	3,923

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains	455	538	52	9
Less: reclassification adjustment for gains recorded in net income	—	(14)	—	—

Net change	455	524	52	9

- Available-for-sale investment securities:
Change in unrealized (losses) gains	(9)	306	3,102	500
Less: reclassification adjustment for gains recorded in net income	—	(13)	—	—

Net change	(9)	293	3,102	500

- Interest rate swaps under hedge accounting:
Change in unrealized gains (losses)	—	36	(36)	(6)

Other comprehensive income	446	853	3,118	503

Total comprehensive income	9,095	24,256	27,438	4,426
Less: total comprehensive income attributable to noncontrolling interests	(117)	(90)	(56)	(9)

Total comprehensive income attributable to Alibaba Group Holding Limited	8,978	24,166	27,382	4,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2014	2015
		RMB	RMB	US$
				(Note 2(ag))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		33,045	108,193	17,453
Short-term investments	2(q)	10,587	14,148	2,282
Restricted cash and escrow receivables	11	4,921	2,297	371
Loan receivables, net	2(r)	13,159	835	135
Investment securities	12	1,442	3,658	590
Prepayments, receivables and other assets	13	4,679	12,978	2,094

Total current assets		67,833	142,109	22,925
Investment securities	12	3,023	14,611	2,357
Prepayments, receivables and other assets	13	2,087	4,085	659
Investment in equity investees	14	17,666	33,877	5,465
Property and equipment, net	15	5,581	9,139	1,474
Land use rights	2(t)	1,660	3,105	501
Intangible assets	16	1,906	6,575	1,061
Goodwill	17	11,793	41,933	6,764

Total assets		111,549	255,434	41,206

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities:
Current bank borrowings	20	1,100	1,990	321
Secured borrowings	2(r)	9,264	—	—
Income tax payable		1,267	2,733	441
Escrow money payable	11	2,659	—	—
Accrued expenses, accounts payable and other liabilities	19	11,887	19,834	3,199
Merchant deposits	2(aa)	4,711	7,201	1,162
Deferred revenue and customer advances	18	6,496	7,914	1,277

Total current liabilities		37,384	39,672	6,400
Deferred revenue	18	428	445	72
Deferred tax liabilities	7	2,136	4,493	725
Non-current bank borrowings	20	30,711	1,609	260
Unsecured senior notes	21	—	48,994	7,903
Other liabilities	19	72	2,150	347

Total liabilities		70,731	97,363	15,707

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2014	2015
		RMB	RMB	US$
				(Note 2(ag))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity:
Convertible Preference Shares, US$0.000025 par value; 2,600,000 shares authorized; 1,688,000 and nil shares issued and outstanding as of March 31, 2014 and 2015, respectively; liquidation value of RMB10,284 million and nil as of March 31, 2014 and 2015, respectively	4(d)	10,284	—	—
Others		117	658	106

Total mezzanine equity		10,401	658	106

Alibaba Group Holding Limited shareholders' equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized as of March 31, 2014 and 2015, respectively; 2,226,810,660 and 2,495,499,036 shares issued and outstanding as of March 31, 2014 and 2015, respectively		1	1	—
Additional paid-in capital		27,043	117,142	18,897
Treasury shares at cost	2(ad)	—	—	—
Restructuring reserve	4(b)	—	(1,152)	(186)
Subscription receivables	2(ae)	(540)	(411)	(66)
Statutory reserves	2(af)	2,474	2,715	438
Accumulated other comprehensive income
Cumulative translation adjustments		(1,144)	(1,095)	(177)
Unrealized gain on available-for-sale investment securities, interest rate swaps and others		321	3,397	549
Retained earnings		1,183	24,842	4,007

Total Alibaba Group Holding Limited shareholders' equity		29,338	145,439	23,462
Noncontrolling interests		1,079	11,974	1,931

Total equity		30,417	157,413	25,393

Total liabilities, mezzanine equity and equity		111,549	255,434	41,206

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

							Accumulated other comprehensive income (loss)
								Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others		Total Alibaba Group Holding Limited shareholders' equity (deficits)
	Ordinary shares								Retained earnings (Accumulated deficits)
			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Cumulative translation adjustments				Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2012	2,506,952,201	1	20,778	—	(819)	1,096	(2,121)	1	12,552	31,488	2,895	34,383
Foreign currency translation adjustment	—	—	—	—	3	—	455	—	—	458	—	458
Net change in unrealized losses on available-for-sale investment securities	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Net income for the year	—	—	—	—	—	—	—	—	8,532	8,532	117	8,649
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	—	—	(60)	(60)
Acquisition of shares of consolidated subsidiaries	1,446,505	—	(13,105)	—	—	—	—	—	—	(13,105)	(2,768)	(15,873)
Disposals of partial interest in subsidiaries	—	—	1	—	—	—	—	—	—	1	10	11
Acquisition of subsidiaries	—	—	39	—	—	—	—	—	—	39	294	333
Issuance of ordinary shares	167,741,936	—	16,434	—	—	—	—	—	—	16,434	—	16,434
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	23,582,277	—	469	—	(75)	—	—	—	—	394	—	394
Repurchase and retirement of ordinary shares	(524,502,180)	—	(3,923)	—	39	—	—	—	(41,334)	(45,218)	—	(45,218)
Amortization of compensation cost	—	—	1,090	—	—	—	—	—	—	1,090	49	1,139
Accretion to convertible preferred shareholders	—	—	(17)	—	—	—	—	—	—	(17)	—	(17)
Dividend to convertible preferred shareholders	—	—	(111)	—	—	—	—	—	—	(111)	—	(111)
Appropriation to statutory reserves	—	—	—	—	—	241	—	—	(241)	—	—	—

Balance as of March 31, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

							Accumulated other comprehensive income (loss)
								Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others		Total Alibaba Group Holding Limited shareholders' equity (deficits)
	Ordinary shares								Retained earnings (Accumulated deficits)
			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Cumulative translation adjustments				Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513
Foreign currency translation adjustment	—	—	—	—	16	—	536	—	—	552	2	554
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	293	—	293	—	293
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	36	—	36	—	36
Net income for the year	—	—	—	—	—	—	—	—	23,315	23,315	88	23,403
Deconsolidation of subsidiaries	—	—	—	—	—	—	(14)	—	—	(14)	—	(14)
Acquisition of shares of a consolidated subsidiary	—	—	(7)	—	—	—	—	—	—	(7)	(2)	(9)
Acquisition of subsidiaries	828,299	—	276	—	—	—	—	—	—	276	—	276
Issuance of ordinary shares for Partner Capital Investment Plan (Note 8(c))	18,000,000	—	—	—	—	—	—	—	—	—	442	442
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	30,880,761	—	700	—	(12)	—	—	—	—	688	—	688
Repurchase and retirement of ordinary shares	(3,943,139)	—	(32)	—	308	—	—	—	(504)	(228)	—	(228)
Amortization of compensation cost	—	—	2,784	—	—	—	—	—	—	2,784	12	2,796
Equity-settled donation	—	—	1,269	—	—	—	—	—	—	1,269	—	1,269
Issuance of ordinary shares in relation to investment in equity investees and others	5,824,000	—	637	—	—	—	—	—	—	637	—	637
Accretion to convertible preferred shareholders	—	—	(31)	—	—	—	—	—	—	(31)	—	(31)
Dividend to convertible preferred shareholders	—	—	(208)	—	—	—	—	—	—	(208)	—	(208)
Appropriation to statutory reserves	—	—	—	—	—	1,137	—	—	(1,137)	—	—	—

Balance as of March 31, 2014	2,226,810,660	1	27,043	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49	10	—	59	(7)	52
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	—	3,102	—	3,102	—	3,102
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	(36)	—	(36)	—	(36)
Net income for the year	—	—	—	—	—	—	—	—	—	24,261	24,261	63	24,324
Liquidation and deconsolidation of subsidiaries	—	—	—	—	—	—	(26)	—	—	26	—	(378)	(378)
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	10,897	14,679
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	20,240,334	—	516	—	—	160	—	—	—	—	676	—	676
Repurchase and retirement of ordinary shares	(892,859)	—	(13)	—	—	6	—	—	—	(249)	(256)	—	(256)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	(7)	—	—	—	—	—	—	—	(7)	17	10
Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	15	—	—	—	—	—	—	—	15	(15)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Amortization of compensation cost	—	—	12,659	—	—	—	—	—	—	—	12,659	291	12,950
Issuance of Ordinary Shares — initial public offer	149,220,834	—	61,536	—	—	—	—	—	—	—	61,536	—	61,536
Excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services and related amortization (Note 4(b))	—	—	1,318	—	(1,152)	—	—	—	—	—	166	—	166
Conversion of convertible preferred shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Appropriation to statutory reserves	—	—	—	—	—	—	267	—	—	(267)	—	—	—

Balance as of March 31, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Cash flows from operating activities:
Net income	8,649	23,403	24,320	3,923
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest related to step acquisitions	—	—	(6,535)	(1,054)
(Gain) Loss on disposals of equity investees	(68)	3	(128)	(21)
Realized and unrealized gain related to investment securities	(80)	(90)	(178)	(29)
Change in fair value of other assets and liabilities	245	21	521	84
Gain on disposals of other subsidiaries	(8)	(387)	(307)	(50)
Depreciation and amortization of property and equipment and land use rights	805	1,339	2,326	375
Amortization of intangible assets	130	315	2,089	337
Share-based compensation expense	1,259	2,844	13,028	2,102
Equity-settled donation expense	—	1,269	—	—
Impairment of goodwill and intangible assets	175	44	175	28
Loss (Gain) on disposals of property and equipment	3	—	(13)	(2)
Amortization of restructuring reserve (Note 4(b))	—	—	166	27
Share of results of equity investees	6	203	1,590	257
Deferred income taxes	104	1,466	1,659	268
Allowance for doubtful accounts relating to micro loans	120	442	650	105
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash and escrow receivables	(974)	(1,329)	(851)	(137)
Loan receivables	(2,828)	(9,175)	(11,674)	(1,883)
Prepayments, receivables and other assets	(354)	(3,567)	(2,253)	(363)
Income tax payable	(116)	1,008	1,410	227
Escrow money payable	976	1,344	837	135
Accrued expenses, accounts payable and other liabilities	3,657	3,992	10,578	1,706
Merchant deposits	2,338	1,628	2,490	402
Deferred revenue and customer advances	437	1,606	1,317	212

Net cash provided by operating activities	14,476	26,379	41,217	6,649

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	2,589	(8,304)	(1,113)	(179)
Decrease in restricted cash	334	199	1,139	184
Increase in trading investment securities, net	(12)	(147)	(16)	(3)
Acquisitions of available-for-sale and held-to-maturity investment securities	(60)	(2,972)	(11,801)	(1,904)
Disposals of available-for-sale and held-to-maturity investment securities	26	372	939	151
Acquisitions of:
Land use rights and construction in progress	(1,457)	(1,491)	(2,935)	(474)
Other property, equipment and intangible assets	(1,046)	(3,285)	(4,770)	(769)
Disposals of property and equipment	301	—	—	—
Cash paid for business combinations, net of cash acquired	(52)	(732)	(10,255)	(1,654)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	551	(46)	(1,271)	(205)
Loans to employees, net of repayments	(344)	(212)	(40)	(6)
Acquisitions of equity investees	(452)	(16,468)	(23,430)	(3,780)
Disposals of equity investees	167	89	99	16

Net cash provided by (used in) investing activities	545	(32,997)	(53,454)	(8,623)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	16,792	1,638	61,831	9,974
Repurchase of ordinary shares	(40,111)	(157)	(270)	(44)
Issuance (Repurchase) of ordinary shares for Partner Capital Investment Plan (Note 8(c))	—	442	(123)	(20)
Issuance of Convertible Preference Shares, net of direct incidental fees incurred	10,542	—	—	—
Payment of dividend on Convertible Preference Shares	(103)	(208)	(104)	(17)
Redemption of Redeemable Preference Shares	—	(5,131)	—	—
Payment for privatization of Alibaba.com Limited	(15,134)	—	—	—
Acquisition of the remaining noncontrolling interest in a subsidiary	(335)	(9)	—	—
Dividend paid by a consolidated subsidiary to noncontrolling interests	—	—	(61)	(10)
Capital Injection from noncontrolling interest	—	—	174	28
Deemed disposals of partial interest in subsidiaries, net of related costs	11	—	6	1
Proceeds from secured borrowings relating to micro loans	8,705	53,195	88,422	14,264
Repayment of secured borrowings relating to micro loans	(6,607)	(46,029)	(82,269)	(13,271)
Proceeds from current bank borrowings	2,439	681	25,804	4,163
Repayment of current bank borrowings	(2,584)	(423)	(24,734)	(3,990)
Proceeds from non-current bank borrowings	24,979	30,153	19,602	3,162
Repayment of non-current bank borrowings	—	(24,788)	(49,538)	(7,991)
Proceeds from unsecured senior notes	—	—	48,757	7,865

Net cash (used in) provided by financing activities	(1,406)	9,364	87,497	14,114

Effect of exchange rate changes on cash and cash equivalents	(76)	(97)	(112)	(18)

Increase in cash and cash equivalents	13,539	2,649	75,148	12,122
Cash and cash equivalents at beginning of year	16,857	30,396	33,045	5,331

Cash and cash equivalents at end of year	30,396	33,045	108,193	17,453

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

       Income tax paid was RMB1,469 million, RMB722 million and RMB3,458 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Payment of interest

       Interest paid was RMB912 million, RMB1,220 million and RMB956 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Business combinations:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Cash paid for business combinations	(100)	(767)	(16,291)
Cash acquired in business combinations	48	35	6,036

	(52)	(732)	(10,255)

Major non-cash transactions:

       During the year ended March 31, 2013, the Company completed the Initial Repurchase for a total consideration of RMB44.9 billion (US$7.1 billion), of which RMB5.1 billion (US$800 million) was settled by the issuance of the Redeemable Preference Shares to Yahoo (Note 4(d)).

       During the years ended March 31, 2013 and 2014, the Company entered into certain non-compete agreements with certain key individuals in exchange for restricted shares, restricted share units and options underlying 400,000 and 7,195,581 ordinary shares of the Company, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company," and where appropriate, the term "Company" also refers to its subsidiaries and variable interest entities as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities ("VIEs"). The Company is principally engaged in online and mobile commerce through products, services and technology that enable businesses to operate efficiently and extend their reach to sell to consumers and businesses in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Corp. ("SoftBank") and Yahoo! Inc. ("Yahoo").

  The Company provides retail and wholesale marketplaces available through both personal computer and mobile interfaces in the PRC and internationally. Retail marketplaces and services operated by the Company include (i) the China online shopping destination ("Taobao Marketplace"); (ii) the China brands and retail platform ("Tmall"); (iii) the China group buying site that offers quality products by aggregating demand from consumers mainly through limited time discounted sales ("Juhuasuan"); and (iv) the global consumer marketplace targeting consumers around the world ("AliExpress"). Wholesale marketplaces operated by the Company include the online China wholesale marketplace ("1688.com") and the online business-to-business marketplace that focuses on global trade among businesses from around the world ("Alibaba.com"). In addition, the Company offers cloud computing services, including elastic computing, database services and storage and large scale computing services, for the Company's own platforms and the platforms of the Company's related companies and for use by sellers on the marketplaces and other third-party customers ("Alibaba Cloud Computing"). In addition, the Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.com Co., Ltd. ("Alipay"), the entity operating the Payment Services. The Company derives substantially all of its revenue from the PRC.

  Alibaba.com Limited, a subsidiary of the Company which operates Alibaba.com, 1688.com and AliExpress, was listed on the Hong Kong Stock Exchange on November 6, 2007. On June 20, 2012, the privatization of Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved and accordingly the listing of the shares of Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn (Note 4(c)). Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)   Use of estimates

  The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs"), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE entity is required to be consolidated by the primary beneficiary of the entity if the nominee equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  To comply with the PRC laws, rules and regulations that restrict foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to certain management members or founders of the Company. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members or founders, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members or founders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical VIE structure of the Company's significant VIEs, primarily domestic companies associated with the operations of Taobao Marketplace, Tmall, Juhuasuan, AliExpress, 1688.com, Alibaba.com and Alibaba Cloud Computing, are set forth below:

  (i)
  Contracts that give the Company power to direct the activities of VIEs that most significantly impact the entity's economic performance

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant nominee equity holders of the VIEs, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the nominee equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third party designated by the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The nominee equity holders of VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The nominee equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the nominee equity holders of VIE have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, each of the nominee equity holders of the VIEs irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holder meetings and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the relevant nominee equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the nominee equity holders of the VIEs under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  (ii)
  Contracts that enable the Company to receive benefits from the VIEs that could potentially be significant to the VIEs or to absorb losses of the VIEs that could be significant to the VIEs

    Exclusive technical services agreements

    Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically constitutes substantially all of the VIE's pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the nominee equity holders of the VIEs of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the nominee equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest and the Company is the primary beneficiary of these PRC domestic companies. Accordingly, the Company believes that these VIEs should be consolidated based on the structure as described above.

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2014	2015
	(in millions of RMB)
Cash and cash equivalents and short-term investments	1,367	2,272
Amounts due from Ant Financial Services	3	2,741
Loan receivables	13,159	835
Investment in equity investees and securities	240	4,018
Property and equipment and intangible assets	1,089	1,353
Total assets	18,874	13,811
Secured borrowings	9,264	—
Amounts due to WFOEs and other non-VIEs group companies	4,801	7,741
Total liabilities	17,446	11,420

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Revenue (i)	3,088	6,170	10,457
Net (loss) profit (i)	(325)	(587)	659
Net cash used in operating activities	(134)	(2,642)	(7,343)
Net cash used in investing activities	(555)	(1,337)	(5,502)
Net cash provided by financing activities	812	4,157	13,018
  (i)
  Revenues earned and net loss incurred by the VIEs are primarily from the businesses of providing display marketing on the Company's retail marketplaces, cloud computing and Internet infrastructure services, as well as micro loan services to small and medium sized enterprises before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

  The VIEs did not have any material related party transactions except for those transacted with WFOEs which were eliminated in these consolidated financial statements.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

  Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company's own business objectives in the future.

  Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations" ("ASC 805"). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  For the Company's majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company's management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Although the online and mobile commerce and related services consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. Details of the Company's revenue are set out in Note 5. As the Company's long-lived assets are substantially all located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

(f)   Foreign currency translation

  The functional currency of the Company is the United States Dollar ("US$") and reporting currency of the Company is Renminbi ("RMB"). The Company's subsidiaries and VIEs with operations in the PRC, Hong Kong, United States and other jurisdictions use their respective currencies as their functional currencies. The financial statements of the Company's subsidiaries and VIEs, other than the subsidiaries and VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(f)   Foreign currency translation (Continued)

  and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries and VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

(g)   Revenue recognition

  Revenue principally represents online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 605 "Revenue Recognition" ("ASC 605"), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

  Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and online marketing services on the international wholesale marketplace, which are not material to the Company's total revenue.

  In accordance with ASC 605, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded on a gross basis. When the Company is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction unless such exchange was made for services of a similar nature and value, which is not regarded as a revenue-generating transaction. The revenue is measured at the fair value of the services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the services received cannot be measured reliably, the revenue is measured at the fair value of the services provided in a barter transaction, by reference to non-barter transactions involving similar services, adjusted by the amount of any cash or cash equivalents transferred. The amount of revenue recognized for barter transactions was insignificant for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  Revenue recognition policies for each type of service are analyzed as follows:

  Online marketing services revenue

  The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance ("P4P") marketing services, display marketing and placement services on the Company's marketplaces and certain third party marketing affiliates' websites.

  P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces. Merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

  Display marketing allows merchants to place advertisements in particular areas of a web page, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. Display marketing revenue is generally recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users, and only if collection of the resulting receivable is probable.

  In delivery of these online marketing services, the Company, through the third-party marketing affiliate program, also places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party website and the users' attributes based on the Company's systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. These other merchants may include those also participating in the online marketing services through the third-party marketing affiliate program or those only purchasing online marketing services on the Company's own marketplaces, as well as, in some cases, those who do not purchase online marketing services at all. Revenue is only recognized when such users further click on the P4P marketing content on such landing pages. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company's website where search results are presented and revenue can be generated through a similar mechanism. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program. The Company places display marketing content on third-party websites in a similar manner. Substantially all online marketing services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue for each of the years presented. P4P marketing service revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangements.

  The Company receives placement services fees from merchants on promotional slots for a specified period on the Company's Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions settled through Alipay and completed by buyers sourced from certain third party marketing affiliates' websites. A significant portion of such commission is shared with the third party marketing affiliates and the Company's portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. Such commissions earned by the Company are typically determined using a fixed percentage of the fee in the arrangement.

  Commissions on transactions

  The Company earns commissions from merchants when transactions are completed and settled through Alipay on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

  Membership and storefront fees

  The Company earns membership revenue from sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company's wholesale marketplaces. The Company also earns revenue from merchants who subscribe to Wangpu, the Company's storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  Cloud computing and Internet infrastructure revenue

  The Company earns revenue from cloud computing and Internet infrastructure from the provision of services such as elastic computing, database services and storage and large scale computing services, as well as web hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

  Interest and other income

  Interest income on micro loans (Note 2(r)) is recognized as other revenue using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and ceased to generate interest income on micro loans upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)). Other interest income is recognized on a time-proportion basis using the effective interest method, and is classified as "interest and investment income" in the consolidated income statements. Other than the above, receipts of fees in respect of all other incidental services provided by the Company, including mobile value-added services, are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company's total revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(h)  Cost of revenue

  Cost of revenue consists primarily of staff costs and share-based compensation expense, payment processing fees, expenses associated with the operation of the Company's websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other equipment, traffic acquisition costs, unit-volume driven rebates, allowance for doubtful accounts in relation to the micro loans and other related incidental expenses that are directly attributable to the Company's principal operations. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue, starting from the year ended March 31, 2013.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company's marketplaces, mobile products as well as transaction and service platforms. In addition, royalty fees accrued and paid to Yahoo up to the closing of the Company's initial public offering in September 2014 are recorded as part of product development expenses (Note 4(d) and 22).

  The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain buyers and sellers for the Company's marketplaces.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB1,312 million, RMB2,022 million and RMB4,090 million during the years ended March 31, 2013, 2014 and 2015, respectively.

(k)   Share-based compensation

  Share-based awards granted to the Company's employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

  compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital or noncontrolling interests as disclosed in Note 2(d).

  At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company was a private company prior to its initial public offering (Note 4(a)), the sources utilized to determine those attributes at the date of measurement are subjective in nature and require the Company to use judgment in applying such information to the share valuation models. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)   Other employee benefits

  The Company's subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2013, 2014 and 2015, contributions to such plan amounting to RMB816 million, RMB974 million and RMB1,601 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2013, 2014 and 2015 were insignificant.

(m) Income taxes

  The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

  Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

  The Company adopts ASC 740-10-25 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2013, 2014 and 2015.

  For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net when received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated income statements as a reduction of the related costs for which the grants are intended to compensate when the conditions are met.

(o)   Operating leases

  Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated income statements on a straight-line basis over the lease term.

(p)  Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2014 and 2015, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,294 million and RMB1,443 million, respectively, which have been classified as cash and cash equivalents on the balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in fixed deposits or other investments whereby the Company has the intention to redeem such fixed deposits or other investments within one year. As of March 31, 2014 and 2015, the fixed deposits that were recorded as short-term investments amounted to RMB6,017 million and RMB11,462 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB300 million and RMB1,185 million, respectively.

(r)   Loan receivables and secured borrowings

  Loan receivables consist primarily of micro loans extended to small and medium size enterprises that are merchants on the Company's marketplaces. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents the Company's best estimate of the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(r)   Loan receivables and secured borrowings (Continued)

  losses inherent in the outstanding portfolio of loans. The loan periods extended by the Company to the merchants generally range from 7 days to 360 days. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. As of March 31, 2014, allowance for doubtful accounts relating to micro loans amounted to RMB622 million. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)), accordingly the balances of micro loans and allowance for doubtful accounts relating to micro loans became insignificant as of March 31, 2015. For the years ended March 31, 2013, 2014 and 2015, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to micro loans were also insignificant.

  The Company has entered into arrangements with certain third party financial institutions under which the Company has transferred the legal titles or economic benefits in certain loan receivables in exchange for cash proceeds. The Company continues to provide management, administration and collection services on the transferred loan receivables and is subject to certain provisions which require the Company to absorb a portion of the losses incurred in the outstanding portfolio of loan receivables in the event of default. The Company is considered to have retained control over the transferred loan receivables due to the existence of such provisions, and accordingly such loan receivables did not meet the requirements for asset derecognition. Accordingly, the Company recognizes such loan receivables as pledged assets, and the proceeds received from the transfers are recognized as secured borrowings. Such pledged assets recorded in loan receivables amounted to RMB10,217 million and nil as of March 31, 2014 and 2015, respectively.

(s)   Investment securities

  The classification of investment securities is based on the Company's intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has applied the fair value option for convertible bonds subscribed during the years ended March 31, 2014 and 2015. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The convertible bonds accounted for under the fair value option is carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income is recognized using the effective interest rate method which is reviewed and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(s)   Investment securities (Continued)

  adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)   Land use rights

  Land use rights represent lease prepayments to the local Bureau of Land and Resources. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 - 70 years.

(u)  Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization less any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 - 5 years
Furniture, office and transportation equipment	3 - 5 years
Buildings	20 - 50 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

  Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

  Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(v)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(v)   Goodwill (Continued)

  goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(w)  Intangible assets

  Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	2 - 6 years
Trade names, trademarks and domain names	3 - 12 years
Developed technology and patents	2 - 5 years
Non-compete agreements	over the contracted term from 2 - 6 years

  Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(x)   Impairment of long-lived assets

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees, intangible assets and goodwill was recognized for the years ended March 31, 2013, 2014 and 2015.

(y)   Investment in equity investees

  Equity investments represent the Company's investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 "Investment — Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(y)   Investment in equity investees (Continued)

  An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

  For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders' equity. The Company records its share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

  Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the cost method investments of RMB245 million, RMB119 million and RMB419 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively. Impairment charges in connection with the equity method investments of nil, nil and RMB438 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 14).

(z)   Interest rate swaps

  In accordance with ASC 815 "Derivatives and Hedging," all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of interest rate swaps are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the interest rate swaps and whether it qualifies for hedge accounting and is so designated.

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecast payments may qualify as cash flow hedges. During the year ended March 31, 2014, the Company entered into interest rate swaps contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(z)   Interest rate swaps (Continued)

  forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income (loss), net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements in the periods when the underlying hedged transactions (interest payments) affect the consolidated income statements. Upon the termination of the interest rate swaps contracts during the year ended March 31, 2015, the hedging instruments were derecognized from the consolidated balance sheets and accumulated other comprehensive income was recorded in interest and investment income, net resulting a loss of RMB59 million in the consolidated income statements for the year ended March 31, 2015.

  Changes in the fair value of interest rate swaps not qualified for hedge accounting are reported in consolidated income statements. The estimated fair value of interest rate swaps is determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. Upon the termination of the interest rate swaps contracts during the year ended March 31, 2015, the interest rate swaps not qualified for hedge accounting were derecognized from the consolidated balance sheets. The fair value change of the interest rate swaps not qualified for hedge accounting held by the Company was nil, gain of RMB102 million and loss of RMB43 million for the years ended March 31, 2013, 2014 and 2015, respectively and such amounts were recorded in interest and investment income, net in the consolidated income statements.
(aa) Merchant deposits

  The Company collects deposits, representing an annual upfront service fee from merchants on Tmall at the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will be non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

(ab) Deferred revenue and customer advances

  Deferred revenue and customer advances represent service fees received from customers that relate to services to be provided in the future. Deferred revenue, mainly relating to membership and storefront fees, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(ac) Bank borrowing and unsecured senior notes

  Bank borrowing and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums. Debt issuance costs incurred which are directly attributable to the debt issuance are capitalized and amortized over the estimated term of the facilities using the effective interest method. Upfront fees, debt discount or premium are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the income statements over the estimated term of the facilities using the effective interest method.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

2.     Summary of significant accounting policies (Continued)

(ad) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 33,000,000 and 28,245,662 ordinary shares issued to subsidiaries of the Company for the purpose of certain equity investment plans for management, which were issued at par value, as of March 31, 2014 and 2015, respectively.

(ae) Subscription receivables

  The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company (Note 13). The participants of all such loans have pledged the ownership of their ordinary shares or restricted shares as security for these loans. For accounting purposes, loans outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(af) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2013, 2014 and 2015, appropriations to the general reserve amounted to RMB241 million, RMB1,137 million and RMB267 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ag) Convenience translation

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and statement of cash flows from RMB into US$ as of and for the year ended March 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.1990, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2015, or at any other rate.

3.     Recent accounting pronouncements

  In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-08, "Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity," which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

3.     Recent accounting pronouncements (Continued)

  2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity's operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for the Company for all new disposals of components and new classification as held for sale beginning April 1, 2015. The revised guidance will not have a material effect on the Company's financial position, results of operations or cash flows.

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Topic 605, Revenue Recognition" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the interim reporting period ending June 30, 2018, with early application permitted only for the annual reporting period ending March 31, 2018 and the interim reporting periods within this reporting period. The Company is evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

  In January 2015, the FASB issued ASU 2015-01, "Income Statement-Extraordinary and Unusual Items," which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on the Company's financial position, results of operations or cash flows.

  In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) — Amendments to the Consolidation Analysis," which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for the Company for the year ending March 31, 2016 and interim reporting periods during the year ending March 31, 2016. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In April 2015, the FASB issued ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs relating to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective retrospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on the Company's financial position, results of operations or cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions

  Equity transactions

(a)   Initial public offering

  On September 24, 2014, the Company completed its initial public offering on the New York Stock Exchange under the symbol of "BABA." The Company offered 123,076,931 American Depositary Shares, or ADS, and other selling shareholders, including Yahoo, among others, offered an aggregate of 197,029,169 ADSs. Each ADS represents one ordinary share and was sold to the public at US$68.00 per ADS. On the same date of the initial public offering, the underwriters exercised in full the option to purchase an additional 26,143,903 ADSs and 21,871,997 ADSs at US$68.00 per ADS from the Company and certain other selling shareholders respectively. Net proceeds raised by the Company from the initial public offering amounted to US$10.0 billion after deducting underwriting discounts and commissions and other offering expenses.

(b)   Restructuring of Payment Services

  Restructuring of Payment Services in 2011

  Pursuant to the regulations issued by the People's Bank of China, non-bank payment companies were required to obtain a license in order to operate a payment business in the PRC. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company's management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the financial statements.

  As part of the restructuring, the loan extended for the funding of paid-in capital of Zhejiang Ant Small and Micro Financial Services Company, Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) ("Ant Financial Services") that held the equity interests of Alipay was repaid by the management members in full to the Company. Certain agreements entered into between the Company and Ant Financial Services, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Ant Financial Services when permitted by the PRC laws, among others (the "Agreements"), which allowed the Company to control Ant Financial Services, were also terminated.

  Following the restructuring during the year ended March 31, 2011, the Company has not consolidated or equity accounted for the entities engaging in Payment Services because the Company has no direct and indirect investment in and does not control or have significant influence over Ant Financial Services, Alipay and their subsidiaries.

  During the year ended March 31, 2012, the Company entered into the following commercial arrangements, among others, with APN Ltd., a company owned by two directors of the Company, Yahoo, SoftBank, Alipay,

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(b)   Restructuring of Payment Services (Continued)

  Ant Financial Services, and Ant Financial Services's equity holders, setting out the mechanism for the future collaboration among the relevant parties relating to the Payment Services:

  (i)
  Framework Agreement

    Pursuant to the terms of the Framework Agreement, the Company will receive from Ant Financial Services an amount equal to 37.5% of the equity value of Alipay less US$500 million (RMB3,100 million), being the face value of the Promissory Note payable, upon a Liquidity Event as defined in this agreement (the "Liquidity Payment"). Under no circumstances will the amount of the Liquidity Payment plus US$500 million be less than US$2.0 billion (RMB12.4 billion) or more than US$6.0 billion (RMB37.2 billion), subject to certain increases and additional payments if a Liquidity Event does not occur by the sixth anniversary of the agreement. If a Liquidity Event does not occur by the tenth anniversary of this agreement, the Company will have a right to demand Ant Financial Services and Alipay to effect a Liquidity Event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion (RMB6.2 billion). If the Liquidity Event is demanded by the Company, the minimum amount of US$2.0 billion (RMB12.4 billion) described above will not apply to the Liquidity Payment, unless the Liquidity Event is effected by means of a transfer of more than 37.5% of the securities of Alipay. Upon payment of the Liquidity Payment, certain assets and intellectual property related to the operations of Payment Services, which were retained by the Company (the "Retained Business Assets"), will be transferred to Alipay.

    "Liquidity Event" means the earliest to occur of: (a) a qualified initial public offering of Alipay; (b) a transfer of 37.5% or more of the securities of Alipay; or (c) a sale of all or substantially all of the assets of Alipay.

    In addition, the Company received a non-interest bearing promissory note (the "Promissory Note") in the principal amount of US$500 million (RMB3,100 million) with a seven-year maturity from APN Ltd. The Promissory Note was secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the Promissory Note was payable upon the earlier of the occurrence of the Liquidity Event or December 14, 2018. The Framework Agreement was subsequently amended and pursuant to the terms of the amendment, the Promissory Note was cancelled and the amount of the Liquidity Payment which the Company would be entitled to receive in the event of a Liquidity Event was increased by US$500 million, the principal amount of the cancelled Promissory Note.

  (ii)
  Intellectual Property License and Software Technology Services Agreement ("IPLA")

    Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Ant Financial Services or Alipay, but in no case below 30.0%. If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(b)   Restructuring of Payment Services (Continued)

    when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay.

  (iii)
  Commercial Agreement

    Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company's independent directors designated by Yahoo and SoftBank on an annual basis (the "Payment Processing Fee"). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Ant Financial Services as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB1,646 million, RMB2,349 million and RMB3,853 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 22).

    All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

  Restructuring of Payment Services in 2014

  The Framework Agreement and related supplemental arrangements were terminated in August 2014 upon the restructuring of the commercial agreements with Payment Services when the Company entered into a share and asset purchase agreement (the "SAPA") with Ant Financial Services, the other parties to the Framework Agreement entered into in 2011, Hangzhou Junhan Equity Investment Partnership ("Junhan") and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership.

  Pursuant to the SAPA, the Company agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the micro loan business and related services (the "Transferred Business") to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the Company entered into software system use and service agreements with Ant Financial Services relating to the know-how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services. In calendar years 2015 to 2017, the Company will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans managed by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the "SME Annual Fee"). The SME Annual Fee of RMB90 million was recorded in other revenue in the consolidated financial statements for the year ended March 31, 2015.

  In connection with the SAPA, the Company also entered into an amendment and restatement of the Intellectual Property License and Software Technology Services Agreement (the "Amended IPLA"), pursuant to which the Company licenses certain intellectual property and provides certain software technology services related to Alipay's current operations and the Transferred Business. Under the Amended IPLA, the Company will receive royalty streams and a service fee (collectively, the "Amended IPLA Payments") which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if the Company acquires any

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(b)   Restructuring of Payment Services (Continued)

  equity interest in Ant Financial Services, the Company will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the Amended IPLA Payments will also be reduced in proportion to such equity issuances made to the Company.

  Income in connection with the royalty fee and software technology services fee under IPLA and the Amended IPLA Payments, net of costs incurred by the Company, of RMB277 million, RMB1,764 million and RMB1,667 million was recorded in other income in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 22).

  Pursuant to the terms of the SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion (a "Qualified IPO"), if the Company's total ownership of equity interests in Ant Financial Services has not reached 33%, the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services's equity value used to calculate such liquidity event payment will be reduced proportionately.

  In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the Amended IPLA Payments in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if the Company so elects, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the Amended IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to the Company.

  The SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase newly issued equity interests in Ant Financial Services up to a 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, the Company's right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If the Company acquires an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the Amended IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

  Concurrently with the SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Ant Financial Services on a cost-plus basis. In addition, the existing Alipay Commercial Agreement will continue as currently in effect.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(b)   Restructuring of Payment Services (Continued)

  The terms of the SAPA, the Amended IPLA and other ancillary agreements took effect immediately upon their execution in August 2014. The transfer of the Transferred Business was completed in February 2015, a gain on disposal of RMB306 million was recorded in interest and investment income, net of the consolidated financial statements for the year ended March 31, 2015. Certain assets and liabilities, such as restricted cash and escrow receivables of RMB3,495 million, loan receivables, net of RMB23,363 million, secured borrowings of RMB15,417 million and escrow money payable of RMB3,495 million were derecognized from the consolidated balance sheet of the Company upon the completion of the transfer of the Transferred Business.

  For accounting purposes, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder as restructuring reserve in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. The amortization of the excess value of RMB166 million was recorded in the other income, net of the consolidated income statement for the year ended March 31, 2015. Furthermore, the Company accounts for the Amended IPLA Payments and the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

(c)   Privatization of Alibaba.com Limited

  In May 2012, the proposal to privatize Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved by a sufficient majority of the independent shareholders of Alibaba.com Limited. As part of the privatization, all outstanding shares of Alibaba.com Limited, other than those held by the Company were cancelled in exchange for a cash payment of HK$13.50 per share, for a total amount of RMB15.1 billion. On June 20, 2012, the scheme of arrangement was approved and the listing of the shares in Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn. The rationale for the privatization was to enable Alibaba.com Limited to enhance and realign its strategies with a focus on longer term benefits to its business. Further, all outstanding share-based awards relating to shares of Alibaba.com Limited were cancelled in exchange for an agreement to make a cash payment to the holders of the awards. The Company offered HK$13.50 for each RSU and restricted share and an amount equal to HK$13.50 minus the relevant exercise price for each share option. The agreement provided that the cash payment to former holders of such awards would be made by the Company in accordance with the pre-existing vesting schedules for the original grants of the awards. As of March 31, 2013, 2014 and 2015, the Company had commitments to pay RMB384 million, RMB133 million and RMB34 million, respectively, upon vesting of such cancelled share-based awards, of which RMB238 million, RMB87 million and RMB25 million was accrued expenses, accounts payable and other current liabilities on the consolidated balance sheets, respectively. During the year ended March 31, 2013, the incremental share-based compensation expense of RMB64 million was recognized in the consolidated income statement in connection with the modification with respect to the cash settlement of the vested awards. Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company, which resulted in a reduction in noncontrolling interest of RMB2,636 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(d)  Repurchase of Ordinary Shares from Yahoo

  In September 2012, the Company completed the repurchase of 523 million ordinary shares from Yahoo for a total consideration of US$7.1 billion (RMB44.9 billion) (the "Initial Repurchase"). Out of the total consideration, US$6.3 billion (RMB39.8 billion) was paid in cash and the balance was settled in preference shares of the Company with a liquidation preference amount of US$800 million (RMB5.1 billion) (the "Redeemable Preference Shares"). The shares repurchased from Yahoo were subsequently retired by the Company during the year ended March 31, 2013. Further, the repurchase agreement, as amended, provided that upon a qualified initial public offering of the Company meeting certain specified criteria (a "Qualified IPO of the Company"), Yahoo must sell or transfer, at the Company's election, up to 140 million ordinary shares either in the Qualified IPO of the Company or to the Company at the initial public offering price per share in the Qualified IPO of the Company less certain specified fees and commissions. In connection with the Company's initial public offering in September 2014, Yahoo sold 140 million ADSs representing 140 million ordinary shares of the Company.

  The holders of the Redeemable Preference Shares were entitled to cumulative, semi-annual dividends at a rate of up to 10% per annum, subject to certain adjustments tied to the credit assessment of the Company, with at least 3% per annum payable in cash on pre-determined dividend payment dates and the remaining amount accrued to the liquidation preference. The Redeemable Preference Shares were redeemable at an amount equal to the liquidation preference plus accrued and unpaid dividends at the Company's option at any time, and were mandatorily redeemable at the earlier of the tenth anniversary of the closing date of their issuance or the occurrence of certain specified events. The Redeemable Preference Shares had no voting rights and are not convertible into ordinary shares. For accounting purposes, the Redeemable Preference Shares were classified as liabilities because they are mandatorily redeemable by the Company. Dividends on the Redeemable Preference Shares amounting to RMB271 million and RMB96 million for the years ended March 31, 2013 and 2014, respectively, were recognized as interest expense in the consolidated income statements and credited to accrued expenses, accounts payable and other current liabilities on the balance sheets. The Redeemable Preference Shares were subsequently redeemed in May 2013.

  Concurrent with the closing of the Initial Repurchase, the Company and Yahoo amended the existing Technology and Intellectual Property Licensing Agreement ("TIPLA"), pursuant to which the Company made a lump sum payment in the amount of US$550 million (RMB3,487 million) to Yahoo. Under the amended agreement, the existing royalty payment arrangement now continues until the fourth anniversary of the effective date of the amendment, unless a Qualified IPO of the Company is consummated at an earlier date which would terminate the royalty payment arrangement upon the consummation of a Qualified IPO of the Company. The lump sum payment of US$550 million (RMB3,487 million) was recognized as an expense in full immediately.

  The Initial Repurchase and the lump sum royalty payment described above were financed by the Redeemable Preference Shares as well as by (i) the issuance of ordinary shares of the Company for total proceeds of US$2.6 billion (RMB16.4 billion); (ii) the issuance of convertible preference shares of the Company with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the "Convertible Preference Shares"), net of issuance cost of RMB157 million; (iii) certain loan facilities obtained by the Company; and (iv) existing cash of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(d)  Repurchase of Ordinary Shares from Yahoo (Continued)

  The Convertible Preference Shares were redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company's option at any time subsequent to the first anniversary of the issue date if certain conditions were met, and were mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holders of the Convertible Preference Shares were entitled to semi-annual dividends at a pre-determined rate until such shares were redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares were redeemed or converted into ordinary shares. The Convertible Preference Shares were convertible at the holder's option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holders of such shares had no voting rights. The Convertible Preference Shares were classified in the mezzanine section between liabilities and equity on the balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares were recorded as a reduction of the related proceeds received, and the related accretion was charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares. The Convertible Preference Shares were subsequently converted into ordinary shares of the Company upon the closing of the Company's initial public offering in September 2014 (Note 4(a)).

  Mergers and acquisitions

(e)   Acquisition of AutoNavi Holdings Limited ("AutoNavi")

  In May 2013, the Company completed an investment of newly issued ordinary shares and convertible preferred shares in AutoNavi representing a 28% equity interest on a fully-diluted basis. AutoNavi is a provider of digital map content and navigation and location based solutions in the PRC that was listed on the Nasdaq Global Select Stock Market ("Nasdaq"). The investment in convertible preferred shares of RMB1,285 million was accounted for under the cost method given that the convertible preferred shares were not considered in-substance common stock due to the existence of certain terms such as liquidation preference over ordinary shares, and the investment in ordinary shares of RMB533 million was accounted for under the equity method given the existence of significant influence.

  In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not previously own. Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the ADS of AutoNavi on the Nasdaq was withdrawn.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(e)   Acquisition of AutoNavi Holdings Limited ("AutoNavi") (Continued)

  The total cash consideration of US$1,032 million (RMB6,348 million) was paid upon the closing of the transaction. The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,236
Amortizable intangible assets (i)
User base and customer relationships	255
Trade names, trademarks and domain names	249
Developed technology and patents	1,387
Goodwill	4,380
Deferred tax assets	72
Deferred tax liabilities	(284)

Total	8,295

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	6,348
- fair value of previously held equity interests	1,947

Total	8,295

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.0 years.

  A gain of RMB284 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of AutoNavi in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. As AutoNavi was a publicly listed company prior to this step acquisition, the fair value of the previously held equity interest was estimated based on the market price upon the completion of the transaction, with an adjustment made to remove the effect of control premium embedded in the transaction price.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to develop and provide online-to-offline/offline-to-online commerce and location-based services to its mobile commerce user base. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AutoNavi and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(f)   Acquisition of Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.) ("Alibaba Pictures")

  In June 2014, the Company completed an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures. Alibaba Pictures is a producer of movies and television programs in the PRC that is listed on the Hong Kong Stock Exchange.

  The total purchase price consisted of cash consideration of HK$6,244 million (RMB4,955 million) which represented a price of HK$0.50 per share. The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,899
Amortizable intangible assets (ii)
User base and customer relationships	4
Trade names, trademarks and domain names	95
Others	38
Goodwill	9,759
Deferred tax assets	13
Deferred tax liabilities	(17)
Noncontrolling interests (iii)	(10,836)

Total	4,955

  (i)
  Net assets include the cash consideration of RMB4,955 million.
  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.
  (iii)
  Given that the trading of Alibaba Pictures shares was suspended from August 2014 onwards pending the investigation of certain non-compliant matters, the Company determined that the closing market price of HK$1.60 per share as of the acquisition date may not be a reliable estimate of the fair value of the noncontrolling interest and the Company recorded the noncontrolling interest at the purchase price of HK$0.50 per share in the preliminary purchase price allocation. However, subsequent to the date of resumption of trading in December 2014, the Company made a measurement period adjustment with reference to the traded market price as of the acquisition date in measuring the fair value of the noncontrolling interest based on the fact that it approximated the closing price on the date of resumption of trading in December 2014, which is reflective of the market's reaction to the non-compliant matters and the inspection results in connection therewith which existed as of the acquisition date. The adjustment to the preliminary purchase price allocation impacted goodwill, intangible assets, deferred tax assets and noncontrolling interest and are reflected in the table above.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to advance the Company's vision of making media entertainment available to its customers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the entertainment and media industry in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(f)   Acquisition of Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.) ("Alibaba (Continued)

  Subsequently in June 2015, Alibaba Pictures entered into a placing agreement with certain independent placing agents in relation to the placing for certain ordinary shares at the placing price of HK$2.90 per share. The aggregate gross proceeds from such placing amounted to approximately HK$12,179 million (RMB9,647 million). The Company's equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction.

  As a result of the dilution, the Company deconsolidated the financial results of Alibaba Pictures since then and recognized a gain of RMB24,734 million arising from such deconsolidation (unaudited).

(g)   Acquisition of UCWeb Inc. ("UCWeb")

  In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company did not previously own. Prior to this transaction, UCWeb was an equity investee which was accounted for under the cost method and was 66% owned by the Company with a carrying amount of RMB4,394 million. UCWeb is a developer of mobile web browsers in the PRC.

  The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and approximately US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as approximately cash consideration of US$126 million (RMB777 million) to be settled on a deferred basis. The fair value of restricted shares and RSUs approximate US$613 million (RMB3,782 million) as of the acquisition date.

  The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,159
Amortizable intangible assets (ii)
User base and customer relationships	106
Trade names, trademarks and domain names	591
Developed technology and patents	561
Non-compete agreements	1,823
Goodwill	10,376
Deferred tax liabilities	(21)

Total	14,595

Total purchase price comprised of:
- cash consideration	2,826
- share-based consideration	3,782
- fair value of previously held equity interests	7,987

Total	14,595

  (i)
  Net assets acquired included noncontrolling interests of RMB220 million that is classified as mezzanine equity.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(g)   Acquisition of UCWeb Inc. ("UCWeb") (Continued)

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.4 years.

  A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of UCWeb in interest and investment income, net in the consolidated income statements for the year ended March 31, 2015. The fair value of the previously held equity interest was measured using an income approach determined by the Company. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

  The rationale for this transaction is to enable the Company to increase user acquisition and engagement. The Company believes the acquisition will help to provide the Company with access to mobile users. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of UCWeb and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(h)  Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch")

  In May 2014, the Company completed an acquisition of the remaining interests of OneTouch. The total purchase price consisted of cash consideration of RMB790 million and contingent consideration with a fair value of RMB1,094 million. Prior to this transaction, the Company had previously invested 65% interest in OneTouch by cash consideration and contingent consideration in 2011 and OneTouch was an equity investee which was accounted for under the equity method with a carrying amount of RMB196 million. OneTouch is a provider of comprehensive export-related services tailored to the needs of small businesses in the PRC, including customs clearance, logistics, cargo insurance, currency exchange, tax refund, financing and certification.

  The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	105
Amortizable intangible assets (i)
User base and customer relationships	25
Trade names, trademarks and domain names	196
Developed technology and patents	4
Non-compete agreements	703
Goodwill	3,998
Deferred tax liabilities	(232)

Total	4,799

Total purchase price comprised of:
- cash consideration	790
- contingent cash consideration	1,094
- fair value of previously held equity interests	2,915

Total	4,799

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(h)  Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch") (Continued)

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years

  The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ending March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company's analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of OneTouch in interest and investment income, net in the consolidated income statements for the year ended March 31, 2015.

  The fair value of the previously held equity interest was measured using an income approach determined by the Company. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to serve the sellers on the international wholesale marketplace by adding a wide range of export-related value-added services. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of OneTouch and the Company, the assembled workforce and their knowledge and experience surrounding export-related services to small businesses in the PRC.

  As of March 31, 2013, 2014 and 2015 the Company assessed the operating and financial targets in connection with the previous and current contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized an increase in fair value of contingent consideration of RMB22 million, RMB178 million and RMB85 million in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(i)   Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Net assets	540	24	266
Identifiable intangible assets	104	486	421
Deferred tax assets	—	—	5
Deferred tax liabilities	(23)	(29)	(95)

	621	481	597
Noncontrolling interests	(294)	—	(269)

Net identifiable assets acquired	327	481	328
Goodwill	152	543	1,806

Total purchase consideration	479	1,024	2,134
Fair value of previously held equity interests	(300)	—	(107)
Purchase consideration settled	(96)	(731)	(1,927)

Contingent/deferred consideration as of year end	83	293	100

Total purchase consideration comprised of:
- cash consideration	140	843	2,027
- fair value of previously held equity interests	300	—	107
- share-based consideration	39	181	—

Total	479	1,024	2,134

  In addition, during the year ended March 31, 2013, the Company completed an acquisition of the remaining noncontrolling interests of a partially owned subsidiary of which the Company held 79.1% of the economic interests immediately prior to the acquisition. The total purchase price consisted of cash consideration of RMB335 million, as well as ordinary shares, the fair value of which equaled RMB141 million as of the acquisition date which was recorded as an equity transaction.

  A loss of RMB4 million, nil and RMB61 million in relation to the revaluation of previously held equity interest was recognized in the consolidated income statement for the years ended March 31, 2013, 2014 and 2015.

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

  Equity investments and others

(j)   Investment in Meizu Technology Corporation Limited ("Meizu")

  In February 2015, the Company completed an investment in convertible preferred shares of Meizu representing an equity interest of approximately 29% on a fully-diluted basis. Meizu is one of the leading smartphone manufacturers in the PRC. The total cash consideration of US$590 million (RMB3,619 million) was paid upon the closing of the transaction. The convertible preferred shares are not considered in-substance

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(j)   Investment in Meizu Technology Corporation Limited ("Meizu") (Continued)

  common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in convertible preferred shares is accounted for under the cost method (Note 14).

(k)   Investment in Intime Retail (Group) Company Limited ("Intime")

  In July 2014, the Company completed the subscription for newly issued ordinary shares representing a 9.9% equity interest in Intime. Intime is one of the leading department store operators in the PRC that is listed on the Hong Kong Stock Exchange. In addition, the Company completed a subscription for a convertible bond which is convertible into ordinary shares of Intime and upon conversion would increase the Company's equity interest in Intime to approximately 26%. The convertible bond has a maturity date which is the third anniversary of the issue date of the bond unless previously converted or redeemed upon the occurrence of certain redemption events, and bears an interest of 1.5% per annum on the principal amount of the bond. The total cash consideration of HK$5,368 million (RMB4,264 million) was paid upon the closing of the transaction. The investment in ordinary shares in Intime is accounted for as an available-for-sale security and the investment in the convertible bond is accounted for under the fair value option (Note 12).

(l)   Investment in Singapore Post Limited ("SingPost")

  In July 2014, the Company completed the acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is a national post service provider in Singapore and a leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Exchange. The total purchase price of approximately S$313 million (RMB1,548 million) has been paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 12).

  In July 2015, the Company entered into a joint venture agreement with SingPost, pursuant to which the Company will invest up to approximately S$92 million (RMB412 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia Pacific region. The completion of this transaction is subject to a number of customary closing conditions. (unaudited)

  In addition, the Company agreed to subscribe for newly issued ordinary shares of SingPost, representing approximately 5% of the existing issued share capital of SingPost. Upon completion, the Company's equity interest in SingPost would increase to approximately 15%. The total cash consideration for the subscription is approximately S$187 million (RMB837 million). The completion of this transaction is subject to a number of conditions including the approval by the shareholders of SingPost and certain regulatory authorities. (unaudited)

(m) Investment in Youku Tudou Inc. ("Youku Tudou")

  In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that is listed on the New York Stock Exchange, is one of the Internet television companies in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid and the Company appointed one director to Youku Tudou upon the closing of the transaction. Such investment is accounted for under the equity method (Note 14). Out

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(m) Investment in Youku Tudou Inc. ("Youku Tudou") (Continued)

  of the total purchase consideration, RMB918 million was allocated to amortizable intangible assets, RMB4,158 million was allocated to goodwill, RMB230 million was allocated to deferred tax liabilities and RMB1,877 million was allocated to net assets acquired.

  In October 2015, the Company submitted a non-binding proposal to the board of directors of Youku Tudou to acquire all of the outstanding shares of Youku Tudou that the Company does not own for a cash consideration of US$26.60 per ADS. The completion of this transaction is subject to a number of uncertainties and conditions, including the completion of due diligence by the Company and the negotiation of a mutually acceptable definitive merger agreement. (unaudited)

(n)  Investment in Alibaba Health Information Technology Limited (formerly known as CITIC 21CN Company Limited) ("Alibaba Health")

  In April 2014, the Company completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in the PRC. The cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction. Such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, RMB100 million was allocated to amortizable intangible assets, RMB157 million was allocated to goodwill, RMB25 million was allocated to deferred tax liabilities and RMB509 million was allocated to net assets acquired.

(o)   Investment in Weibo Corporation ("Weibo")

  In April 2014, in connection with Weibo's initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares to be issued in connection with Weibo's initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All preferred shares previously held by the Company were automatically converted into ordinary shares upon completion of Weibo's initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis for a cash consideration of US$586 million (RMB3,645 million) in April 2013. After the transaction in April 2014, such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

(p)  Investment in Haier Electronics Group Co., Ltd. ("Haier")

  In March 2014, the Company completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, a company that is listed on the Hong Kong Stock Exchange, which is principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. The purchase price consisted of cash consideration of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(p)  Investment in Haier Electronics Group Co., Ltd. ("Haier") (Continued)

  HK$965 million (RMB763 million). Such investment is accounted for as an available-for-sale investment security (Note 12).

  In addition, the Company completed an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier which is engaged in the logistics business in the PRC, and the purchase price consisted of cash consideration of HK$540 million (RMB427 million). Such investment is accounted for under the equity method given the existence of significant influence (Note 14). RMB252 million of the purchase price was allocated to amortizable intangible assets and goodwill, RMB20 million was allocated to deferred tax liabilities and RMB195 million was allocated to net assets acquired.

  Furthermore, the Company completed a subscription for a convertible bond for a purchase price of HK$1,316 million (RMB1,044 million) which is either convertible into ordinary shares of Haier or exchangeable into a 24% equity interest in the logistics business of Haier, subject to the receipt of certain regulatory approvals. The entire convertible bond is accounted for under the fair value option and recorded under investment securities (Note 12).

(q)  Investment in Zhejiang Cainiao Supply Chain Management Co., Ltd. ("Cainiao")

  In May 2013, the Company made a commitment to invest RMB2,150 million in a newly formed joint venture together with other third parties which owns Cainiao. In February 2014, the Company made a further commitment to invest an additional RMB250 million in the joint venture. Cainiao is the operator of a nationwide logistics infrastructure and information sharing system in the PRC, in which the Company owns a 48% equity interest. As of March 31, 2015, the Company invested a total amount of RMB2,400 million in Cainiao. For accounting purposes, the joint venture is accounted for under the equity method (Note 14).

  Equity transactions and acquisitions that were not completed as of March 31, 2015

(r)   Investment in Suning Commerce Group Limited ("Suning") (unaudited)

  In August 2015, the Company entered into an investment agreement with Suning, pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 19.99% equity interest in Suning. Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. The total cash consideration is expected to approximate RMB28.3 billion. Concurrent with the Company's investment in Suning, Suning agreed to subscribe for up to 27.8 million newly issued ordinary shares of the Company (subject to reduction due to exchange rate adjustment) which represent a 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share. As part of the transaction, the Company and Suning have entered into a strategic collaboration agreement to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. The completion of these transactions is subject to a number of customary closing conditions including the approval by certain regulatory authorities.

(s)   Establishment of a joint venture with Ant Financial Services

  In June 2015, the Company and Ant Financial Services agreed to set up a joint venture under the brand name Koubei in which the Company's capital injection will include cash of RMB3.0 billion as well as injection of certain businesses. The joint venture will target to capture opportunities in the local services market with an initial focus on the food and beverage market in the PRC. The completion of this transaction is subject to a number of customary closing conditions.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.     Significant equity transactions and acquisitions (Continued)

(t)   Restructuring of Alibaba Health

  In April 2015, the Company entered into a share purchase agreement with Alibaba Health pursuant to which the Company agreed to sell the operations of the Company's Tmall online pharmacy business to Alibaba Health. Immediately prior to the closing of this transaction, the Company owned an approximately 90% equity interest in Tmall online pharmacy business. The consideration for the sale of the Company's interests in Tmall online pharmacy business will be satisfied at completion by the issuance of certain ordinary shares and convertible bonds of Alibaba Health. The aggregate principal amount of the convertible bonds will be HK$2,160 million (RMB1,711 million). Upon the completion of the transaction, the Company's effective equity interest in Alibaba Health will be increased from approximately 38% to approximately 53%, and will be further increased to approximately 55% upon the conversion of the convertible bonds. The completion of this transaction is subject to a number of conditions including the approval by the shareholders of Alibaba Health and the listing committee of the Hong Kong Stock Exchange.

  In July 2015, the Company obtained control over the holding company that holds an approximately 54% equity interest in Alibaba Health (including the 38% effective equity interest hold by the Company). As a result, Alibaba Health became a consolidated subsidiary of the Company. (unaudited)

(u)  Investment in Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  In September 2014, the Company entered into a share purchase agreement Shiji Information, pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 15% ownership interest in Shiji Information. Shiji Information, a company that is listed on Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration is expected to approximate RMB2,810 million. The completion of this transaction is subject to a number of customary closing conditions.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

5.     Revenue

  Revenue breakdown is as follows:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
China commerce
Retail (i)
Online marketing services	19,697	29,729	37,509
Commission	6,161	12,023	21,201
Others	1,112	1,080	1,022

	26,970	42,832	59,732
Wholesale (ii)	2,197	2,300	3,205

Total China commerce	29,167	45,132	62,937

International commerce
Retail (iii)	392	938	1,768
Wholesale (iv)	3,768	3,913	4,718

Total international commerce	4,160	4,851	6,486

Cloud computing and Internet infrastructure (v)	650	773	1,271
Others (vi)	540	1,748	5,510

Total	34,517	52,504	76,204

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces.
  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and online marketing services revenue.
  (iii)
  Revenue from International commerce retail is primarily generated from AliExpress.
  (iv)
  Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and online marketing services revenue.
  (v)
  Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.
  (vi)
  Other revenue mainly represents interest income generated from micro loans, revenue from online marketing and other services provided by UCWeb and AutoNavi and SME Annual Fee received from Ant Financial Services.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

5.     Revenue (Continued)

  Revenue by type of service is as follows:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Online marketing services
P4P and display marketing	18,130	27,869	36,197
Other online marketing services	2,551	3,059	3,938

Total online marketing services	20,681	30,928	40,135
Commission	6,412	12,778	22,705
Membership fees and value-added services	5,086	5,135	6,431
Others (i)	2,338	3,663	6,933

Total	34,517	52,504	76,204

  (i)
  Other revenue mainly represents revenue from cloud computing and Internet infrastructure, interest income generated from micro loans, revenue from online marketing and other services provided by UCWeb and AutoNavi, storefront fees and SME Annual Fee received from Ant Financial Services.

6.     Other income, net

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 22)	277	1,764	1,667
Government grants (i)	388	252	327
Amortization of the excess value in relation to the restructuring of Payment Services (Note 4(b))	—	—	(166)
Others	229	413	658

Total	894	2,429	2,486

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Current income tax expense	1,353	1,730	4,757
Deferred taxation	104	1,466	1,659

	1,457	3,196	6,416

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

7.     Income tax expenses (Continued)

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2013, 2014 and 2015. The Company's subsidiaries incorporated in other jurisdictions such as the United States and Japan were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

  Current income tax expense primarily represents the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as having status as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable year, a 50% reduction for the subsequent three years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every two years. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

       The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co. Ltd. ("Alibaba China"), an entity primarily engaged in the operations of the Company's wholesale marketplaces, was recognized as a High and New Technology Enterprise and Key Software Enterprise during the taxation years of 2012, 2013 and 2014, and was thereby entitled to an EIT rate of 10% during these taxation years.

  •
  Taobao (China) Software Co. Ltd. ("Taobao China"), an entity primarily engaged in the operations of Taobao Marketplace, was recognized as a High and New Technology Enterprise and has been recognized as a Key Software Enterprise during the taxation years of 2012, 2013 and 2014 and was thereby subject to an EIT rate of 10% during such taxation years.

  •
  Zhejiang Tmall Technology Co. Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in taxation year of 2014. Accordingly, Tmall China was exempted from EIT during the taxation years of 2012 and 2013 and entitled to an EIT rate of 12.5% during the taxation year of 2014 and 2015.

  The financial statements did not reflect the potential tax rate adjustments that may arise from the renewal of Key Software Enterprises status by Alibaba China and Taobao China for the taxation year of 2015 because official process for review and renewal did not yet commence as of March 31, 2015. Accordingly, Alibaba China and Taobao China applied an EIT rate of 15% in the financial statements in respect of such period.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

7.     Income tax expenses (Continued)

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2013, 2014 and 2015.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2015, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends.

  Composition of deferred tax assets and liabilities

	March 31,
	2014	2015
	(in millions of RMB)
Deferred tax assets
Current:
Deferred revenue and customer advances	29	24
Tax losses carried forward and others (i)	283	381

	312	405
Less: Valuation allowance	(121)	(149)

Total deferred tax assets, current portion (Note 13)	191	256

Non-current:
Deferred revenue and customer advances	30	31
Property and equipment	14	14
Tax losses carried forward and others (i)	908	1,139

	952	1,184
Less: Valuation allowance	(886)	(1,027)

Total deferred tax assets, non-current portion (Note 13)	66	157

Total deferred tax assets	257	413

Deferred tax liabilities
Current:
Others	—	(17)
Non-current:
Withholding tax on undistributed earnings (ii)	(2,034)	(3,891)
Identifiable intangible assets	(72)	(575)
Others	(30)	(27)

Total deferred tax liabilities, non current portion	(2,136)	(4,493)

Total deferred tax liabilities	(2,136)	(4,510)

Net deferred tax liabilities	(1,879)	(4,097)

  (i)
  Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.
  (ii)
  The related deferred tax liabilities as of March 31, 2014 and 2015 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

7.     Income tax expenses (Continued)

  Valuation allowances have been provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently reduce the income tax expenses.

  As of March 31, 2015, the accumulated tax losses of subsidiaries incorporated in Hong Kong, the United States and Japan, subject to the agreement of the relevant tax authorities, of RMB1,310 million, RMB984 million and RMB7 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong has no time limit, while the tax losses in the United States will expire, if unused, in the years ending March 31, 2019 through 2035. The tax losses in Japan will expire, if unused, in the years ending March 31, 2019 through 2024. The accumulated tax losses of subsidiaries incorporated in PRC, subject to the agreement of the PRC tax authorities, of RMB2,311 million as of March 31, 2015 will expire, if unused, in the years ending March 31, 2016 through 2020.

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	10,112	26,802	32,326
Income tax computed at statutory EIT rate (25%)	2,528	6,701	8,082
Effect of different tax rates available to different jurisdictions	79	(9)	33
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(3,744)	(6,414)	(5,881)
Non-deductible expenses and non-taxable income, net (i)	1,806	1,657	3,368
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(293)	(483)	(1,096)
Withholding tax on the earnings remitted and anticipated to be remitted	863	1,445	1,898
Change in valuation allowance and others	218	299	12

Income tax expenses	1,457	3,196	6,416

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	1.64	2.95	2.57

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, equity-settled donation expense, Yahoo TIPLA amendment payment, interest expense, exchange differences and investment income (loss).
  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

8.     Share-based awards

  Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to any directors, employees and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

8.     Share-based awards (Continued)

  consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, an incentive plan adopted in 2007 and an equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan"). Share-based awards are only available for issuance under our 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. The 2014 Plan has a ten-year term. All share awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 and other previous plans except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in absence of any such committee and some definitions, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others.

  The aggregate number of shares issuable under the plans adopted in 1999, 2004, 2005, 2007 and 2011 and the 2014 Plan is 619,922,272 ordinary shares. As of March 31, 2015, the number of shares authorized but unissued was 22,111,169 ordinary shares.

  Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Under the four-year vesting schedule, depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, as defined in the grant agreement, and thereafter 25% every year. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Starting from the year ended March 31, 2015, certain share options and RSUs granted to senior management members of the Company were subject to a six-year vesting schedule. Under the six-year vesting schedule, share options and RSUs in general vest 16.7% upon the first anniversary of the vesting commencement date. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

  Early exercise of share options is allowable under all the aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company

  A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2015 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2014	13,345,902	13.86	4.1
Granted	13,788,000	56.64
Exercised	(5,365,112)	10.34
Cancelled/forfeited/expired	(429,380)	18.47

Outstanding at March 31, 2015 (i)	21,339,410	42.29	6.0

Vested and exercisable at March 31, 2015	1,293,743	8.76	2.5
Vested and expected to vest at March 31, 2015 (ii)	20,865,685	42.68	6.1
  (i)
  Outstanding options as of March 31, 2015 include 4,663,833 unvested options early exercised.
  (ii)
  The expected to vest share options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of March 31, 2015, 605,340 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  As of March 31, 2015, the aggregate intrinsic value of all outstanding options was RMB5,386 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB592 million and RMB5,199 million, respectively.

  During the years ended March 31, 2013, 2014 and 2015, the weighted average grant date fair value of share options granted was US$5.20, US$6.14 and US$23.07, respectively, and the total grant date fair value of options vested during the same years was RMB219 million, RMB123 million and RMB134 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,034 million, RMB1,698 million and RMB488 million, respectively.

  Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2013, 2014 and 2015 was RMB362 million, RMB1,543 million and RMB313 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company (Continued)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2013	2014	2015
Risk-free interest rate (i)	0.67% - 0.70%	0.69% - 1.52%	1.38% - 1.99%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.38	4.25 - 4.38	4.25 - 5.75
Expected volatility (iv)	41.7% - 44.9%	37.0% - 39.3%	35.04% - 40.76%
  (i)
  Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

  As of March 31, 2015, there were RMB1,401 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 3.0 years.

  During the years ended March 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense of RMB227 million, RMB417 million and RMB1,152 million, respectively, in connection with the above share options, net of reimbursement from Ant Financial Services (Note 22).

(b)   Restricted shares and RSUs relating to ordinary shares of the Company

  A summary of the changes in the restricted shares and RSUs related to ordinary shares granted by the Company during the year ended March 31, 2015 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant- date fair value
		US$
Awarded and unvested at April 1, 2014	42,767,087	17.87
Granted	42,787,283	62.53
Vested	(13,159,265)	14.47
Cancelled/forfeited	(4,413,935)	32.56

Awarded and unvested at March 31, 2015	67,981,170	45.68

Expected to vest at March 31, 2015 (i)	58,397,443	45.63

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

8.     Share-based awards (Continued)

(b)   Restricted shares and RSUs relating to ordinary shares of the Company (Continued)

  (i)
  Restricted shares and RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding restricted shares and RSUs.

  As of March 31, 2015, 6,447,715 outstanding RSUs were granted to non-employees. These awards are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  As of March 31, 2015, there was RMB11,114 million of unamortized compensation cost related to these outstanding restricted shares and RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.2 years, respectively.

  During the years ended March 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense of RMB845 million, RMB2,378 million and RMB7,767 million, respectively, in connection with the above restricted shares and RSUs, net of reimbursement from Ant Financial Services (Note 22).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  During the years ended March 31, 2014 and 2015, the Company offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. These rights and the underlying restricted shares are only subject to a non-compete provision but not other vesting conditions (employment or otherwise) and they entitle the holders to purchase restricted shares at US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 5,000,000 shares were offered to a management member of the Company who is holding such rights on behalf of future members of the Alibaba Partnership. In September 2014, such rights were repurchased by the Company at the original subscription price. Following the repurchase, the Company offered the rights to subscribe for 1,500,000 shares to certain new members of the Alibaba Partnership under the same terms. These rights were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. Share-based compensation expense of nil and RMB211 million was recognized in connection with these rights for the years ended March 31, 2014 and 2015, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2014	2015
Risk-free interest rate (i)	1.03%	1.50%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	4.00	4.00
Expected volatility (iv)	36.9%	38.1%
Discount for post-vesting sale restrictions (v)	38.0%	35.0%
  (i)
  Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.
  (v)
  Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(d)  Share-based awards relating to Ant Financial Services

  In March 2014, Junhan, the general partner of which is controlled indirectly by a shareholder of the Company and a major equity holder of Ant Financial Services, made a grant of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to most of the employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

  For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan.

  During the year ended March 31, 2015, the Company recognized an expense of RMB3,788 million in respect of the share-based awards relating to Ant Financial Services. The expenses recognized for the year ended March 31, 2014 were insignificant.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Cost of revenue	382	1,154	4,176
Product development expenses	453	795	3,876
Sales and marketing expenses	120	189	1,235
General and administrative expenses	304	706	3,741

Total	1,259	2,844	13,028

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

9.     Equity-settled donation expense

  During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company. These share options were approved by the directors of the board and such options are not subject to any vesting conditions and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share and was determined with reference to the fair market value of the ordinary shares of the Company at the time of the grant. For each of the eight years beginning one year after the date of listing of the ordinary shares of the Company on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares per year excluding such number of unsold ordinary shares carried forward from previous years.

  The fair value of each share option is estimated on the grant date using the Black-Scholes model and the assumptions below:

Year ended March 31,
2014
Risk-free interest rate (i)	1.02%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.00
Expected volatility (iv)	37.2%
Discount for post-vesting sale restrictions (v)	18.0% - 38.0%
  (i)
  Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of these options at the time of grant.
  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of the options is based on management's estimate on timing of exercise.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of the options.
  (v)
  Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration of the restriction on sales of two to eight years.

  As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during the year ended March 31, 2014.

10.   Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares since their issuance. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

10.   Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	8,404	23,076	24,149
Reversal of accretion of Convertible Preference Shares	17	31	15
Reversal of dividend of Convertible Preference Shares	111	208	97

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	8,532	23,315	24,261
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,294	2,175	2,337
Adjustments for dilutive share options and RSUs (million shares)	46	66	120
Conversion of Convertible Preference Shares (million shares)	49	91	43

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,389	2,332	2,500
Net income per ordinary share/ADS — basic (RMB)	3.66	10.61	10.33

Net income per ordinary share/ADS — diluted (RMB)	3.57	10.00	9.70

11.   Restricted cash and escrow receivables

	As at March 31,
	2014	2015
	(in millions of RMB)
Deposits in debt service reserve account (i)	209	—
Money received or receivable on escrow services in connection with the provision of online and mobile commerce related services (ii)	2,659	—
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	1,353	997
Cash pledged for treasury management activities	505	1,013
Others	195	287

	4,921	2,297

  (i)
  The amount represents deposits in a reserve account pledged in favor of the lenders in connection with certain loan facilities (Note 20).

  (ii)
  The amount represents customer funds held by external payment networks outside the PRC in relation to the online transaction services with a corresponding liability recorded under escrow money payable. Such balance together with the escrow money payable was disposed of follow the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

12.   Investment securities and fair value disclosure

	As of March 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	624	105	(61)	—	668
Financial derivatives	31	107	(4)	—	134
Equity fund	183	18	—	—	201
Available-for-sale securities:
Listed equity securities	890	299	—	—	1,189
Held-to-maturity investment securities	1,229	—	—	—	1,229
Convertible bond accounted for under the fair value option	1,044	—	—	—	1,044

	4,001	529	(65)	—	4,465

	As of March 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	619	115	(58)	—	676
Financial derivatives	86	532	(1)	—	617
Available-for-sale securities:
Listed equity securities and other treasury investments	8,261	3,822	(446)	—	11,637
Equity fund	184	52	—	—	236
Held-to-maturity investment securities	1,384	—	—	—	1,384
Convertible bonds accounted for under the fair value option	3,983	150	(414)	—	3,719

	14,517	4,671	(919)	—	18,269

  During the years ended March 31, 2014 and 2015, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

  During the years ended March 31, 2013, 2014 and 2015, gross realized gain of RMB198 million, RMB148 million and RMB141 million and gross realized loss of RMB145 million, RMB160 million and RMB97 million from disposals of investment securities were recognized in the consolidated income statements, respectively. During the same periods, no impairment loss was charged in the consolidated income statements as a result of other than temporary decline in value related to listed equity and fixed income securities.

  As of March 31, 2013, 2014 and 2015, net unrealized gains of nil, RMB299 million and RMB3,384 million on available-for-sale investment securities were recorded in accumulated other comprehensive income, respectively. For the investment securities with unrealized loss, their related aggregate fair values amounted to nil and RMB4,929 million as of March 31, 2014 and 2015. The carrying amounts of investment securities that were in a loss position over twelve months were insignificant as of the same dates.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

12.   Investment securities and fair value disclosure (Continued)

  The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of fixed deposits, corporate bonds, fixed income funds and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments, were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	10,587	—	—	10,587
Restricted cash	4,921	—	—	4,921
Trading securities:
Listed equity securities	668	—	—	668
Financial derivatives	—	134	—	134
Equity fund	201	—	—	201
Available-for-sale securities:
Listed equity securities	1,189	—	—	1,189
Interest rate swaps	—	138	—	138
Convertible bond accounted for under the fair value option	—	—	1,044	1,044

	17,566	272	1,044	18,882

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	326	326

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

12.   Investment securities and fair value disclosure (Continued)

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	14,148	—	—	14,148
Restricted cash	2,297	—	—	2,297
Trading securities:
Listed equity securities	676	—	—	676
Financial derivatives	—	617	—	617
Available-for-sale securities:
Listed equity securities	11,637	—	—	11,637
Equity fund	236	—	—	236
Convertible bond accounted for under the fair value option	—	—	3,719	3,719

	28,994	617	3,719	33,330

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	1,278	1,278

  Convertible bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance at April 1, 2012 and March 31, 2013	—

Additions (Note 4(p))	1,044
Increase in fair value	—

Balance at March 31, 2014	1,044
Additions (Note 4(k))	2,944
Decrease in fair value	(264)
Foreign currency translation adjustments	(5)

Balance at March 31, 2015	3,719

  Convertible bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield.

  Contingent consideration and put liability in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance at April 1, 2012	104
Increase in fair value	13

Balance at March 31, 2013	117
Additions	31
Increase in fair value	178

Balance at March 31, 2014	326
Repayment	(227)
Additions (Note 4(h))	1,094
Increase in fair value	85

Balance at March 31, 2015	1,278

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

13.   Prepayments, receivables and other assets

	As of March 31,
	2014	2015
	(in millions of RMB)
Current:
Amounts due from related companies (i)	2,160	4,842
VAT receivables (ii)	78	3,457
Accounts receivable, net of allowance	269	1,067
Deferred direct selling costs (iii)	810	809
Interest receivables	231	561
Prepaid cost of revenue, sales and marketing expenses and others	134	433
Loans and interest receivables from producers of movies and television programs	—	401
Deferred tax assets (Note 7)	191	256
Employee loans and advances (iv)	109	153
Advances to customers	43	128
Prepaid staff costs and individual income tax withholding tax	49	101
Deposits for the acquisition on land use rights	211	—
Others	394	770

	4,679	12,978

Non-current:
Prepayment for acquisition of property and equipment	1,099	1,883
Employee loans (iv)	503	534
Prepayment for film rights, script agreements and in-production movies and TV episodes	36	375
Prepaid upfront fees and debt issuance costs related to long-term borrowings and unsecured senior notes	—	311
Deferred direct selling costs (iii)	144	149
Deferred tax assets (Note 7)	66	157
Interest rate swaps	138	—
Others	101	676

	2,087	4,085

  (i)
  Amounts due from related parties primarily represented balances arising from the transactions with Ant Financial Services and its subsidiaries. The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  VAT receivables as of March 31, 2015 mainly represent VAT receivable from relevant PRC tax authorities arising from OneTouch's VAT refund service. OneTouch provides advance settlement of relevant VAT refund amount to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.

  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

13.   Prepayments, receivables and other assets (Continued)

    rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

  (iv)
  Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by ordinary shares owned by the employees and carried interest at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

14.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2012	1,316	326	1,642
Additions	392	190	582
Share of results and other comprehensive income	—	(14)	(14)
Less: disposals and transfers	(99)	(306)	(405)
Less: impairment loss	(245)	—	(245)
Foreign currency translation adjustments	(5)	—	(5)

Balance at March 31, 2013	1,359	196	1,555
Additions	12,655	3,908	16,563
Share of results and other comprehensive income (i)	—	(34)	(34)
Less: disposals and transfers	(262)	—	(262)
Less: impairment loss	(119)	—	(119)
Foreign currency translation adjustments	(44)	7	(37)

Balance at March 31, 2014	13,589	4,077	17,666
Additions	12,304	16,518	28,822
Share of results and other comprehensive income (i)	—	(1,148)	(1,148)
Less: disposals and transfers (ii)	(9,818)	(806)	(10,624)
Less: impairment loss	(419)	(438)	(857)
Foreign currency translation adjustments	17	1	18

Balance at March 31, 2015	15,673	18,204	33,877

  (i)
  Total share of results and other comprehensive income for the years ended March 31, 2014 and 2015 exclude the fair value adjustments of contingent consideration of a loss of RMB178 million and a gain of RMB68 million related to an equity investee, respectively. It also excludes an expense of RMB58 million in connection with the share-based awards relating to Ant Financial Services (Note 8(d)) granted to an equity investee by Junhan for the year ended March 31, 2015. Such awards are accounted for as equity contributions from Junhan and recorded in additional paid-in capital and the corresponding expense is recorded in the consolidated financial statements for the year ended March 31, 2015.

  (ii)
  Transfers during the year ended March 31, 2015 primarily relate to the step acquisitions of OneTouch (Note 4(h)), UCWeb (Note 4(g)), AutoNavi (Note 4(e)), as well as an additional investment in Weibo (Note 4(o)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

14.   Investment in equity investees (Continued)

  As of March 31, 2015, the equity method investments with an aggregate carrying amount of RMB13,218 million that are publicly traded have appreciated in value and the total open market values of these investments amounted to RMB24,332 million.

  As of March 31, 2014 and 2015, the cost method investments with an aggregate carrying amount of RMB9,917 million and RMB6,046 million have appreciated in value and the Company estimated the fair value to approximate RMB14,455 million and RMB14,965 million, respectively. As of the same dates, for certain other cost method investments with carrying amounts of RMB3,672 million and RMB9,627 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair values of the investments and determined that it is not practicable to estimate their fair values, respectively.

  During the years ended March 31, 2014 and 2015, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4. During the same periods, the Company recorded impairment losses on certain cost method and equity method investments. The non-recurring fair value measurements with respect to such impairment losses were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

15.   Property and equipment, net

	As of March 31,
	2014	2015
	(in millions of RMB)
Computer equipment and software	5,675	9,829
Buildings and leasehold improvements	2,434	2,828
Construction in progress	780	1,818
Furniture, office and transportation equipment	272	430

	9,161	14,905
Less: accumulated depreciation and amortization	(3,580)	(5,766)

Net book value	5,581	9,139

  Depreciation and amortization expenses recognized for the years ended March 31, 2013, 2014 and 2015 were RMB764 million, RMB1,295 million and RMB2,282 million, respectively.

16.   Intangible assets

	As of March 31,
	2014	2015
	(in millions of RMB)
Non-compete agreements	1,050	3,630
Developed technology and patents	1,041	3,331
Trade names, trademarks and domain names	768	2,007
User base and customer relationships	264	855
Copyrights and others	—	295
Less: accumulated amortization and impairment	(1,217)	(3,543)

Net book value	1,906	6,575

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

16.   Intangible assets (Continued)

  Amortization expenses for the years ended March 31, 2013, 2014 and 2015 amounted to RMB130 million, RMB315 million and RMB2,089 million, respectively. During the same periods, impairment charges of RMB18 million, nil and nil were recognized in the consolidated income statements, respectively.

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2016	2,629
2017	2,333
2018	1,186
2019	342
2020	71
Thereafter	14

6,575

17.   Goodwill

  The changes in the carrying amount of goodwill for the years ended March 31, 2013, 2014 and 2015 were as follows:

Amounts
(in millions of RMB)
Balance as of April 1, 2012	11,436
Additions	152
Deconsolidation of a subsidiary	(137)
Impairment	(157)
Foreign currency translation adjustments	—

Balance as of March 31, 2013	11,294
Additions	543
Impairment	(44)
Foreign currency translation adjustments	—

Balance as of March 31, 2014	11,793
Additions	30,319
Deconsolidation of a subsidiary	(4)
Impairment	(175)
Foreign currency translation adjustments	—

Balance as of March 31, 2015	41,933

  Gross goodwill balances were RMB14,613 million and RMB44,928 million as of March 31, 2014 and 2015, respectively. Accumulated impairment losses were RMB2,820 million and RMB2,995 million as of the same dates.

  In the annual impairment assessment of goodwill, the Company concluded that the carrying amounts of respective reporting units exceeded its fair value and recorded an impairment charge of RMB157 million, RMB44 million and RMB175 million during the years ended March 31, 2013, 2014 and 2015, respectively. The impairment losses resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment charge was determined by comparing the carrying amount of goodwill associated with that reporting unit with the implied fair value of the goodwill.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

18.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
Deferred revenue	4,766	5,781
Customer advances	2,158	2,578

	6,924	8,359
Less: current portion	(6,496)	(7,914)

Non-current portion	428	445

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

19.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2014	2015
	(in millions of RMB)
Current:
Accrued bonus and staff costs, including sales commission	3,412	6,377
Accrued cost of revenue and sales and marketing expenses	2,046	5,158
Other deposits received in rendering services on e-commerce marketplaces	1,156	1,391
Amounts due to related companies (i)	300	927
Liabilities arising from treasury management activities	250	776
Accruals for purchases of property and equipment	454	701
Payable due to third party marketing affiliates	649	667
Other taxes payable (ii)	705	635
Accrual for interest expense	402	535
Unvested share options exercised	850	518
Accrued donations	262	339
Contingent and deferred consideration in relation to investments and acquisitions	443	329
Accrued professional services expenses	126	302
Others	832	1,179

	11,887	19,834

Non-current:
Contingent and deferred consideration and put liability in relation to investments and acquisitions	54	1,953
Others	18	197

	72	2,150

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Yahoo and the transactions with Ant Financial Services and its subsidiaries. The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represents business tax, value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

20.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2014	2015
	(in millions of RMB)
US$8.0 billion syndicated loan denominated in US$ (i)	30,761	—
Long-term other borrowings (ii)	723	1,609
Short-term other borrowings (iii)	1,100	1,990
Less: unamortized upfront fees	(773)	—

	31,811	3,599
Less: current portion	(1,100)	(1,990)

Borrowings, non-current portion	30,711	1,609

  (i)
  During the year ended March 31, 2014, the Company completed the drawdown of US$4.0 billion denominated in U.S. dollars under an US$8.0 billion facility agreement entered into with certain banks which is repayable over a three-year period. Such amount is initially borrowed at a floating interest rate of LIBOR plus 2.25% per annum which was amended to be LIBOR plus 1.75% per annum starting from February 2014. During the same period, the Company completed another drawdown of US$1.0 billion denominated in U.S. dollars under the same facility agreement. The amounts are repayable over a five year period. Such amount is initially borrowed at floating interest rates of LIBOR plus 2.75% per annum which was amended to be LIBOR plus 2.25% per annum starting from February 2014. Such loans were collateralized by certain equity interests in the Company's major subsidiaries and the Company maintained a debt service reserve account collateralized in favor of the lenders in connection with these facilities (Note 11). In April 2014, the unused facility amount of US$3.0 billion was drawn down. In November 2014, the Company repaid the entire US$8.0 billion syndicated loan with the proceeds from the issuance of unsecured senior notes (Note 21). The related unamortized upfront fees of RMB830 million of such syndicated loan were charged to interest expenses on the consolidated income statements upon the repayment of the syndicated loan.

  (ii)
  The weighted average interest rate for all long-term other borrowings for the years ended March 31, 2013, 2014 and 2015 was approximately 6.3%, 6.7% and 5.9%, respectively. Other loans are collateralized by a pledge of certain land use rights and construction in progress of RMB1,090 million and RMB2,216 million in the PRC as of March 31, 2014 and 2015, respectively.

  (iii)
  As of March 31, 2014 and 2015, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 5.0% to 6.0% and 2.0% to 11.6% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi and U.S. dollars.

  In August 2014, the Company entered into a loan facility agreement with certain financial institutions for an amount of US$3.0 billion which has not yet been drawn down. The interest rate for this credit facility is calculated based on LIBOR plus an applicable margin. The covenants of this credit facility are substantially the same as those of the US$8.0 billion credit facility described in (i) above, except that the Company is not required to maintain a minimum level of cash in a debt service reserve account. This facility will primarily be used for general corporate and working capital purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

20.   Bank borrowings (Continued)

  As of March 31, 2015, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	1,990
Between 1 to 2 years	286
Between 2 to 3 years	637
Between 3 to 4 years	471
Between 4 to 5 years	215

3,599

21.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes included floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion. These notes are senior unsecured obligations and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes, which are listed on the Hong Kong Stock Exchange. The proceeds from issuance of the unsecured senior notes were used to refinance the US$8.0 billion syndicated loan (Note 20).

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2015:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	1,843	0.85%
US$1,000 million 1.625% notes due 2017	6,136	1.73%
US$2,250 million 2.500% notes due 2019	13,770	2.64%
US$1,500 million 3.125% notes due 2021	9,174	3.24%
US$2,250 million 3.600% notes due 2024	13,795	3.66%
US$700 million 4.500% notes due 2034	4,276	4.59%

	48,994
Unamortized discount	144

Total senior unsecured notes	49,138

  The effective interest rates for the senior unsecured notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The senior unsecured notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. In addition, the notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

21.   Unsecured senior notes (Continued)

  As of March 31, 2015, the future principal payments for the Company's senior unsecured notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	7,985
Between 3 to 4 years	—
Between 4 to 5 years	13,820
Thereafter	27,333

49,138

  As of March 31, 2015, the fair value of the Company's senior unsecured notes, based on Level 2 inputs, was US$8,008 million (RMB49,184 million).

22.   Related party transactions

  During the years ended March 31, 2013, 2014 and 2015, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Yahoo

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	592	748	448
Purchase of patents (ii)	—	430	144
Yahoo TIPLA amendment payment (Note 4(d))	3,487	—	—
  (i)
  The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition costs incurred in connection with third-party distribution partners, business tax, value-added tax or similar sales tax based on revenue paid to governments. The Technology and Intellectual Property Licensing Agreement was amended during the year ended March 31, 2013 (Note 4(d)) and it was terminated upon the closing of the Company's initial public offering in September 2014. Such royalty expense was recognized in product development expenses.

  (ii)
  The Company and Yahoo entered into a patent sale and assignment agreement during the years ended March 31, 2014 and 2015 pursuant to which the Company acquired ownership of certain patents for aggregate consideration of US$70 million and US$24 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

22.   Related party transactions (Continued)

  Transactions with Ant Financial Services and Alipay

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	277	1,764	1,667
SME Annual Fee (ii)	—	—	90
Reimbursement on options and RSUs (iii)	146	266	206
Other services (iv)	42	46	158

	465	2,076	2,121

Amount incurred by the Company
Payment processing fee (v)	1,646	2,349	3,853
Other services (iv)	23	21	306

	1,669	2,370	4,159

  (i)
  In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual properties and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(b)), effective from December 2011. In 2014, the Intellectual Property License and Software Technology Services Agreement were terminated and the Company entered into the Amended IPLA with Ant Financial Services. Under the Amended IPLA, the Company will receive the Amended IPLA Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments (Note 4(b)), effective from August 2014.

    Royalty fee and software technology services fee under IPLA and the Amended IPLA Payments were recognized as other income, net of the costs incurred for the provision of the software technology services reimbursed by Alipay of RMB218 million, RMB275 million and RMB486 million for the years ended March 31, 2013, 2014 and 2015, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial Services in 2014. In calendar years 2015 to 2017, the Company will receive the SME Annual Fee equal to 2.5% of the average daily book balance of the micro loans made by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive the SME Annual Fee equal to the amount paid for the calendar year 2017 (Note 4(b)).

  (iii)
  The Company entered into agreements with Ant Financial Services in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to 7,249,277 ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

22.   Related party transactions (Continued)

  (iv)
  The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial Services and its subsidiaries on various technical, treasury management and other administrative services.

  (v)
  The Company and Alipay, among others, entered into a Commercial Agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(b)), which was recognized in cost of revenue.

  As of March 31, 2013, 2014 and 2015, the Company had certain amounts of cash held in accounts managed by Alipay (Note 2(p) and 2 (q)). In addition, as of March 31, 2015, the Company had certain assets and liabilities with a net amount of RMB1,428 million are managed by a subsidiary of Ant Financial Services which primarily comprised of cash and investment securities.

  Transactions with management of the Company

  The Company entered into an agreement during the year ended March 31, 2013 whereby a management member, through a related company acquired the interest in a business aircraft for a cash consideration of US$49.7 million (RMB312 million) which was the original purchase price of the aircraft. The aircraft was subsequently leased to the Company, free of charge, to be used mainly by the management member in connection with the duties as executive chairman. The Company has also entered into a cost reimbursement agreement with the related company to reimburse the maintenance and incidental costs of the aircraft at cost and such cost was insignificant for the years ended March 31, 2013, 2014 and 2015.

  During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company (Note 9).

  Transactions with Cainiao

  The Company entered into agreements with Cainiao during the year ended March 31, 2014 whereby the Company disposed of two wholly-owned subsidiaries to Cainiao for cash consideration of RMB524 million. The major assets of the disposed subsidiaries consist of land use rights in the PRC. The gain on disposals for the year ended March 31, 2014 amounted to RMB74 million.

  The Company has commercial arrangements with Cainiao to receive certain logistic services. Expenses incurred in connection with the logistic services provided by Cainiao of RMB785 million were recorded in the consolidated income statement for the year ended March 31, 2015.

  Other transactions

  The Company has commercial arrangements with SoftBank and other equity investees to provide and receive certain marketing and other services. For the years ended March 31, 2013, 2014 and 2015, the amounts relating to these transactions were not material.

23.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

23.   Restricted net assets (Continued)

  dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB26,902 million as of March 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and VIEs to satisfy any obligations of the Company.

24.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	980	1,190
Construction of corporate campuses	1,562	2,181

	2,542	3,371

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
No later than 1 year	198	400
Later than 1 year and no later than 5 years	214	623
More than 5 years	8	33

Total	420	1,056

  For the years ended March 31, 2013, 2014 and 2015, the Company incurred rental expenses under operating leases of RMB251 million, RMB217 million and RMB322 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

24.   Commitments (Continued)

(c)   Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2014	2015
	(in millions of RMB)
No later than 1 year	884	2,089
Later than 1 year and no later than 5 years	2,523	3,045

Total	3,407	5,134

(d)  Investment commitments

  The Company was obligated to pay up to RMB12,333 million and RMB5,364 million for the acquisition of investment securities and equity investees under various arrangements as of March 31, 2014 and 2015, respectively.

(e)   Other commitments

  During the year ended March 31, 2015, the Company announced its intention to establish two not-for-profit foundations of HK$1 billion (RMB792 million) and New Taiwan Dollar 10 billion (RMB1,983 million) to support the career and entrepreneurial aspirations of young people in Hong Kong and Taiwan, respectively. The core mission of these foundations is to help young entrepreneurs start and grow businesses as well as to enable them to offer products and services on the marketplaces and platforms in the Alibaba ecosystem. Through these funds, young entrepreneurs can gain access to financial capital and various technical assistance as well as experience sharing to run their early start-up enterprises. As of March 31, 2015, the Company was in the process of setting up the legal structures of these two foundations and the Company intends to fulfill its commitments over an extended period of time.

25.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with VIEs that are generally owned and controlled by certain management members or founders of the Company. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

25.   Risks and contingencies (Continued)

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2013, 2014 and 2015, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or remain volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the year ended March 31, 2015, the Company began to offer a trade assurance program on the international wholesale marketplaces at no charge to the buyers and sellers. If the sellers who participate in this program do not deliver the products in their stated specifications to the buyers on schedule, the Company may compensate the buyers for their losses on behalf of the sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the sellers for the prepaid reimbursement amount; however, the Company is exposed to a risk over the collectability of such reimbursement from the sellers. During the year ended March 31, 2015, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each seller is the pre-determined based on their individual risk assessments by the Company based on their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

25.   Risks and contingencies (Continued)

    the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other than temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  On January 30, 2015, the Company was named as a defendant in the first of seven putative shareholder class action lawsuits filed in the United States District Courts for the Southern District of New York, Central District of California and Northern District of California. The actions were brought on behalf of a putative class of Alibaba American Depositary Receipt shareholders from October 21, 2014 through January 28, 2015, inclusive. The complaints generally allege that the registration statement and prospectus filed in connection with the Company's initial public offering contained misrepresentations regarding the Company's business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the State Administration for Industry and Commerce (the "SAIC") prior to the initial public offering. Specifically, plaintiffs allege that the Company should have disclosed a July 16, 2014 administrative guidance meeting with the SAIC that was later the subject of a self-described "white paper" issued and then withdrawn by the SAIC. Plaintiffs assert claims against the Company and certain management members for violation of sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5. Plaintiffs seek unspecified damages, attorney's fees and costs. The Company is currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff's appeal of the judgment in these lawsuits, could have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows in the future.

  (h)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies in this respect as of March 31, 2013, 2014 and 2015 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

26.   Subsequent events

  In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion. The wealth management products carry an interest rate of 5% per annum and the return of principal and interest income on the products is guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder has also pledge his interest in the PRC limited partnership to the Company. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company's capabilities and profile in the entertainment sector in the PRC.

  In connection with the issuance of the consolidated financial statements for the year ended March 31, 2015, the Company has evaluated subsequent events through June 25, 2015, the date the consolidated financial statements were available to be issued.